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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.     )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Gloucester Coal Limited

(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

Gloucester Coal Limited

(Name of Person(s) Furnishing Form)

Common stock

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Level 15, Citadel Towers (Tower B), 799 Pacific Highway, Chatswood, NSW 2067, Australia, +61 29413 4802

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

30 April 2009

(Date Tender Offer/Rights Offering Commenced)

*	An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC 2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS

I.	Eligibility Requirements for Use of Form CB

A.	Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 (“Exchange Act”), and Rules 801 and 802 under the Securities Act of 1933 (“Securities Act”).

Instructions

1.	For the purposes of this Form, the term “subject company” means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2.	For the purposes of this Form, the term “tender offer” includes both cash and securities tender offers.

B.	The information and documents furnished on this Form are not deemed “filed” with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II.	Instructions for Submitting Form

A.	(1)	Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires a party to submit the Form CB in electronic format via the Commission’s Electronic Data Gathering and Retrieval system (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 551-8900.

	(2)	If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

	(3)	A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

	(4)	If filing the Form CB in paper in accordance with a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B.	When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C.	You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company’s home jurisdiction.

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D.	If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. Special Instructions for Complying with Form CB

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company’s home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b)	Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2.	Informational Legends

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. See Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1)	Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

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(2)	Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3)	If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III—CONSENT TO SERVICE OF PROCESS

(1)	When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2)	Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV—SIGNATURES

(1)	Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person’s authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative’s authority with the Form.

(2)	Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Robert Lord
(Signature)

Robert Lord, Director
(Name and Title)

30 April 2009
(Date)

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Whitehaven Coal Ltd

THE DIRECTORS OF WHITEHAVEN UNANIMOUSLY RECOMMEND THAT YOU

ACCEPT

GLOUCESTER’S TAKEOVER OFFER, IN THE ABSENCE OF A SUPERIOR PROPOSAL

This booklet contains a bidder’s statement and a target’s statement relating to the offer by Gloucester Coal Ltd (ABN 66 008 881 712) to purchase all of your shares in Whitehaven Coal Ltd (ABN 68 124 425 396)

This is an important document and requires your immediate attention. If you are in any doubt about how to deal with this document, you should contact your broker, financial adviser or legal adviser immediately.

FINANCIAL ADVISER TO GLOUCESTER	AUSTRALIAN LEGAL ADVISER TO GLOUCESTER	FINANCIAL ADVISERS TO WHITEHAVEN	AUSTRALIAN LEGAL ADVISER TO WHITEHAVEN

IMPORTANT NOTICES

NATURE OF THIS DOCUMENT

This booklet contains a bidder’s statement issued by Gloucester Coal Ltd (ABN 66 008 881 712), and a target’s statement issued by Whitehaven Coal Ltd (ABN 68 124 425 396), each under Part 6.5 of Chapter 6 of the Corporations Act.

A copy of the Bidder’s Statement and Target’s Statement were lodged with ASIC and given to ASX on 30 April 2009. Neither ASIC nor ASX nor any of their respective officers take any responsibility for the content of this booklet (including the contents of the Bidder’s Statement and the Target’s Statement).

RESPONSIBILITY STATEMENTS

Whitehaven’s Chairman’s letter (in Part 1 of this booklet) and the Target’s Statement (in Part 3 of this booklet) (the Whitehaven Information) have been prepared by Whitehaven and are the sole responsibility of Whitehaven. Neither Gloucester nor any of its officers, employees or advisers assumes any responsibility for the accuracy or completeness of the Whitehaven Information.

Subject to the next two paragraphs, (a) the information in this booklet, other than the Whitehaven Information (the Gloucester Information), has been prepared by Gloucester and is the sole responsibility of Gloucester and (b) neither Whitehaven nor any of its officers, employees or advisers assumes any responsibility for the accuracy or completeness of the Gloucester Information.

The pro forma financial information concerning the Merged Group contained in section 8.3 of the Bidder’s Statement (the Pro Forma Financial Information) includes information that Gloucester has provided to Whitehaven, with the Pro Forma Financial Information being prepared by Whitehaven. Gloucester takes responsibility for the information about Gloucester which Gloucester has provided to Whitehaven for the purpose of preparing the Pro Forma Financial Information and Whitehaven otherwise takes responsibility for the Pro Forma Financial Information.

The information relating to synergies, intentions, dividends and the prospects of the Merged Group contained in the Bidder’s Statement (including all the information in sections 1.2, 7.2, 7.3, 7.4, 7.6, 7.7, 8.1, 8.2 and 8.5 of the Bidder’s Statement) has been prepared by Gloucester and Whitehaven and is the responsibility of both Gloucester and Whitehaven.

NO ACCOUNT OF YOUR PERSONAL CIRCUMSTANCES

The Bidder’s Statement and the Target’s Statement, and the recommendations contained in each of those documents and elsewhere in this booklet, should not be taken as personal financial advice, as they do not take into account your individual objectives, financial and tax situation or particular needs. Accordingly, before making a decision whether or not to accept the Offer, you should obtain independent financial and tax advice.

DISCLAIMER AS TO FORWARD LOOKING STATEMENTS

Some of the statements appearing in this booklet may be in the nature of forward looking statements. You should be aware that such statements are either statements of current expectation or only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the industry in which Whitehaven and Gloucester and the members of the Gloucester Group and the Whitehaven Group operate as well as general economic conditions, prevailing exchange rates and interest rates and conditions in the financial markets. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement.

None of Gloucester, Whitehaven, the respective officers and employees of Gloucester and Whitehaven, any persons named in this booklet with their consent or any person involved in the preparation of this booklet, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward looking statement. The forward looking statements in this booklet reflect views held only as at the date of this booklet.

DISCLAIMER AS TO INFORMATION

The information on Whitehaven, Whitehaven’s securities and the Whitehaven Group contained in the Bidder’s Statement has been prepared by Gloucester using publicly available information and limited non-public information made available to Gloucester by Whitehaven. The information in the Bidder’s Statement concerning Whitehaven and the assets and liabilities, financial position and performance, profits and losses and prospects of the Whitehaven Group, has not been independently verified by Gloucester. Accordingly Gloucester does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

The information on Gloucester, Gloucester’s securities and the Gloucester Group contained in the Target’s Statement has been prepared by Whitehaven using publicly available information and limited non-public information made available to Whitehaven by Gloucester. The information in the Target’s Statement concerning Gloucester and the assets and liabilities, financial position and performance, profits and losses and prospects of the Gloucester Group, has not been independently verified by Whitehaven. Accordingly Whitehaven does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

FOREIGN JURISDICTIONS

The release, publication or distribution of this booklet in jurisdictions other than Australia may be restricted by law or regulation in such other jurisdictions and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable laws or regulations.

This booklet has been prepared in accordance with Australian law and the information contained in this booklet may not be same as that which would have been disclosed if this booklet had been prepared in accordance with the laws and regulations outside Australia. The availability of the Offer to persons who are not resident in and citizens of Australia may be affected by the laws of the relevant jurisdictions in which they are located. This booklet does not constitute an offer of securities in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify Gloucester or to otherwise permit a public offering of Gloucester Shares outside Australia.

The Gloucester Shares offered by the Offer contained in the Bidder’s Statement have not been and will not be registered under the US Securities Act of 1933, as amended (the Securities Act), or with any securities regulatory authority of any state of the United States. The Gloucester Shares are being offered in the United States in reliance on an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Securities Exchange Act of 1934, as amended (the Exchange Act) and pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder. The Offer is made for the securities of Whitehaven (an Australian company). The Offer is subject to disclosure requirements of Australia which are different from those of the United States. Financial statements included in the Bidder’s Statement and Target’s Statement have been prepared in accordance with accounting standards applicable in Australia which may not be compatible with the financial statements of US companies. UBS is acting as financial adviser to Gloucester in connection with the Offer. UBS and its affiliates may, in the ordinary course of their securities trading activities, purchase and sell Whitehaven Shares, for their own account or for customer accounts, during the bid period. Such transactions may occur either on the ASX or otherwise.

This booklet is not a New Zealand prospectus or an investment statement and has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the Securities Act 1978 (or any other relevant New Zealand law). This booklet may not contain all the information that a prospectus or an investment statement under New Zealand law is required to contain. Gloucester Shares are being offered to the public in New Zealand under the Offer in reliance on the Securities Act (Overseas Companies) Exemption Notice 2002 (New Zealand).

This booklet is not a prospectus for the purposes of Article 3 of the Directive 2003/71/EC (the Prospectus Directive) and has not been approved by any regulator in the European Union (including The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten)). This booklet may not contain all the information that a prospectus under Dutch law is required to contain. Gloucester Shares are being offered to the public in The Netherlands under the Offer in reliance on certain exemptions under the Prospectus Directive.

This booklet does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The Gloucester Shares are not being offered to the public in Switzerland. This booklet is being communicated in Switzerland to a very limited number of persons only and the Offer (and each copy of this booklet) is addressed to a specifically named recipient.

PRIVACY

Gloucester has collected your information from the Whitehaven register of shareholders and option holders for the purpose of making the Offer and, if accepted, administering your holding of Whitehaven Shares. The type of information Gloucester has collected about you includes your name, contact details and information on your shareholding or option holding (as applicable) in Whitehaven. Without this information, Gloucester would be hindered in its ability to carry out the Offer. The Corporations Act requires the name and address of shareholders and option holders to be held in a public register. Your information may be disclosed on a confidential basis to Gloucester’s related bodies corporate and external service providers (such as the share registry of Gloucester and Whitehaven, print and mail service providers) and may be required to be disclosed to regulators such as ASIC. If you would like details of information about you held by Gloucester, please contact Computershare Investor Services Pty Limited at the address shown below. Gloucester’s privacy policy is available at www.gloucestercoal.com.au. The registered address of Gloucester is Level 15, Citadel Towers (Tower B), 799 Pacific Highway, Chatswood, New South Wales 2067, Australia.

DEFINED TERMS

A number of defined terms are used in this booklet. Unless the contrary intention appears or the context requires otherwise, such terms are defined in section 13 of the Bidder’s Statement and in section 14 of the Target’s Statement (and in various other locations throughout this booklet). In addition, unless the contrary intention appears or the context requires otherwise, words and phrases used in this booklet have the same meaning and interpretation as in the Corporations Act.

MAPS AND DIAGRAMS

Diagrams and maps appearing in the Bidder’s Statement or Target’s Statement are illustrative only and may not be drawn to scale. Unless stated otherwise, all data contained in charts, maps, graphs and tables is based on information available at the date of this booklet.

KEY DATES

Date of this booklet and the date of the Bidder’s Statement and Target’s Statement	30 April 2009

Date of the Offer	30 April 2009

Offer closes (unless extended or withdrawn)	7.00pm (Sydney time) on 2 June 2009

OTHER KEY CONTACTS

Share registrar for the Offer Computershare Investor Services Pty Limited Level 3, 60 Carrington Street Sydney, New South Wales 2000 Australia	Shareholder Information Line 1300 752 429 (for callers in Australia) +61 3 9415 4170 (for international callers) (This information line is being run by Whitehaven.)

CONTENTS OF THIS BOOKLET

PART 1. INTRODUCTION

GLOUCESTER COAL LTD

ABN 66 008 881 712

Level 15 Citadel Towers (Tower B)

799 Pacific Highway Chatswood NSW 2067

30 April 2009

To: Whitehaven Shareholders and, for information only, Whitehaven option holders

Recommended merger between Gloucester and Whitehaven

It is my pleasure, on behalf of the board of Gloucester Coal Ltd (Gloucester), to provide you with the opportunity to participate in the proposed merger between Gloucester and Whitehaven Coal Ltd (Whitehaven) through a share for share off-market takeover bid by Gloucester for Whitehaven.

You will be entitled to receive 1 Gloucester Share in exchange for every 2.45 Whitehaven Shares under the Offer.

The directors of both Gloucester and Whitehaven are strongly supportive of the proposed merger. The Merged Group will have a more diversified portfolio of producing assets together with potential upside from the next phase of growth activity – principally being the proposed development of Narrabri North and Clareval. Shareholders in the Merged Group will benefit from the expected synergies associated with the blending of a larger portfolio of coal products and greater flexibility to optimise production in an infrastructure constrained environment.

The merger will create a major Australian coal company with greater liquidity for Whitehaven Shareholders and a market capitalisation of approximately $1.2 billion.1 This enhanced scale is expected to result in a wider range of funding options for future developments.

Importantly, the merger will bring together a broader range of experienced and skilled board members and management personnel.

The Whitehaven Directors have advised that they unanimously recommend that you ACCEPT the Offer in the absence of a superior proposal for Whitehaven. Further, Whitehaven has indicated that each Whitehaven Director who holds or controls Whitehaven Shares intends to accept the Offer in respect of their own beneficial holdings of Whitehaven Shares and also in respect of the Whitehaven Shares that they control (in the absence of a superior proposal for Whitehaven).

The Offer is subject to a number of conditions, including an 80% minimum acceptance condition and a condition to the effect that the independent directors of Gloucester consider that no superior proposal is made or announced for Gloucester (the No Superior Proposal Condition). The full terms and conditions of the Offer are set out in section 12 of the Bidder's Statement.

On 27 February 2009, Noble Group Limited (Noble) announced an intention to make an off-market takeover bid for Gloucester at a price of $4.85 per Gloucester Share. On that date, Noble also applied to the Takeovers Panel for orders either allowing Gloucester to terminate the merger with Whitehaven or enabling Gloucester Shareholders to vote on whether the merger with Whitehaven should proceed. The No Superior Proposal Condition is a result of consequential orders made by the Review Panel of the Takeovers Panel on 29 April 2009. Further details of the effect of the decision of the Review Panel of the Takeovers Panel are set out in section 11.2 of the Bidder's Statement.

On 29 April 2009, the Gloucester Board has announced that it currently considers the Whitehaven merger to be in the best interests of Gloucester shareholders and that the Gloucester Board's current intention is to recommend and progress the Whitehaven merger.

The Offer will close at 7.00pm (Sydney time) on 2 June 2009 (unless extended). To accept the Offer, simply follow the instructions outlined in section 12.3 of the Bidder’s Statement (and summarised on pages 9 and 10 of this booklet).

I encourage you to read carefully in full the accompanying Bidder’s Statement and Target’s Statement.

I very much look forward to your acceptance of the Offer and to welcoming you as a Gloucester Shareholder.

Yours sincerely

Andy J Hogendijk

Chairman, Gloucester Coal Ltd

[1]	Based on the sum of the market capitalisations of Gloucester and Whitehaven as at close of trading on the ASX on 24 April 2009.

WHITEHAVEN COAL LTD
ABN 68 124 425 396
Level 9
1 York Street Sydney NSW 2000

30 April 2009

Dear Shareholder

On 20 February 2009, Whitehaven Coal Ltd (Whitehaven) and Gloucester Coal Ltd (Gloucester) announced that they had agreed to a merger of the companies via an off-market takeover (Offer). Under the terms of the Offer, you will receive 1 Gloucester Share in exchange for every 2.45 Whitehaven Shares.

For Whitehaven Shareholders the proposed merger:

•	creates a major Australian coal company with increased scale and enhanced financial strength;

•	delivers significant coal blending synergies;

•	diversifies operating, development and market risks by combining complementary coal qualities, mining operations, growth projects, customers and infrastructure;

•	provides a solid base of existing low risk operations plus substantial, near-term growth projects;

•	creates a wider shareholder base and the potential for greater share market liquidity; and

•	creates a larger group with greater access to capital markets thereby facilitating the company’s growth by future development and/or acquisition.

Whitehaven Directors recommend unanimously that you ACCEPT the Offer in the absence of a superior proposal. The Whitehaven Directors intend to accept the Offer in respect of the Whitehaven Shares they own or control (which collectively represent 33.67% of the issued shares of Whitehaven), in the absence of a superior proposal. In addition, FRC Whitehaven Holdings BV, the largest shareholder in Whitehaven with a 32.33% shareholding, has indicated its intention to accept the Gloucester Offer in the absence of a superior proposal. Together with the Shares owned or controlled by the Directors, this represents 66% of Whitehaven Shares.

If the Offer is successful, I will become Chairman of the merged entity and Andy Hogendijk, the current Chairman of Gloucester, will become Deputy Chairman. Tony Haggarty will become Managing Director for a period of time after which it is expected that the role will be transitioned to Rob Lord, the current Managing Director of Gloucester. At some stage after completion, it is likely that the combined entity will be re-named.

The Target’s Statement outlines the key details of the Offer, the benefits it is expected to deliver to you, the reasons that the Whitehaven Directors believe you should accept the Offer and other information relevant to your decision on the Offer. In addition, Gloucester’s Bidder’s Statement includes a profile of the merged entity and the advantages and potential risks of accepting the Offer.

The Offer is scheduled to close at 7.00pm (Sydney time) on 2 June 2009. To accept the Offer, please follow the instructions outlined in section 7.1 of the Target’s Statement or section 12.3 of the Bidder’s Statement.

I encourage you to read carefully and in full the Target’s Statement and Gloucester’s Bidder’s Statement. If you need any further information, please seek professional advice or call the shareholder information line on 1300 752 429 (within Australia) or +61 3 9415 4170 (outside Australia).

Yours sincerely

John C. Conde, AO

Chairman—Whitehaven Coal Ltd

PART 2. BIDDER’S STATEMENT

SUMMARY OF THE OFFER

What Gloucester is offering to buy

Gloucester is offering to buy all of the Whitehaven Shares on the terms set out in this Bidder’s Statement.

You may only accept this Offer in respect of all the Whitehaven Shares held by you.

Gloucester is also offering to buy the Whitehaven Shares that are issued during the Offer Period due to the conversion of Whitehaven Options.

What you will receive if you accept the Offer	Whitehaven Shareholders who validly accept the Offer will receive 1 Gloucester Share for every 2.45 Whitehaven Shares.

When you will receive your Gloucester Shares

Generally, Gloucester will issue the Gloucester Shares to you under the Offer on or before the earlier of:

•        one month after the Offer is accepted or one month after all of the conditions have been freed or fulfilled (whichever is the later); and

•        21 days after the end of the Offer Period.

Full details of when consideration will be provided are set out in section 12.6 of this Bidder’s Statement.

No brokerage on acceptances	You will not pay brokerage or stamp duty if you accept the Offer. Any such costs will be borne by Gloucester.

Close of the Offer	The Offer closes at 7.00pm (Sydney time) on 2 June 2009, unless it is extended by Gloucester or otherwise in accordance with the Corporations Act.

Conditions to the Offer

In the summary, the Offer is subject to the following conditions:

•        Gloucester obtains a relevant interest in at least 80% of the Whitehaven Shares (this condition can only be freed with the consent of Whitehaven);

•        the absence of “prescribed occurrences”;

•        all regulatory approvals and consents have been received (FIRB approval has already been obtained);

•        the absence of regulatory action;

•        no material adverse change occurring in relation to Whitehaven;

•        no persons entitled to exercise, or exercising, rights under certain agreements or instruments;

•        no acquisitions, disposals or expenditures being entered into or agreed to by Whitehaven which would be likely to involve a material change in (1) the manner in which Whitehaven conducts its business or (2) the nature (including balance sheet classification), extent or value of the assets or liabilities of Whitehaven; and

•        no distributions (other than the Whitehaven Permitted Dividend) being announced, made, declared or paid by Whitehaven; and

•        no superior proposal, as considered by the Gloucester Board, is made or announced for Gloucester (this condition has been required by the Takeovers Panel – see section 11.2 of this Bidder’s Statement for further details).

Full terms of the conditions of the Offer are set out in section 12.8 of this Bidder’s Statement.

Treatment of Whitehaven Options

Whitehaven option holders who exercise their Whitehaven Options during the Offer Period will be able to accept the Offer in respect of the Whitehaven Shares which they are issued.

Holders of Whitehaven Options who do not exercise their Whitehaven Options during the Offer Period will also be offered Gloucester Options that substantially replicate their existing position in Whitehaven.

How you accept the Offer

You may only accept the Offer for all your Whitehaven Shares.

Issuer sponsored shareholders

If your Whitehaven Shares are held on Whitehaven’s issuer sponsored sub-register (such holdings will be evidenced by an ‘I’ appearing next to your holder number on the enclosed Acceptance Form), to accept this Offer, you must complete and sign the Acceptance Form enclosed with this Bidder’s Statement and return it to the address indicated on the form before the Offer closes.

CHESS sponsored shareholders

If your Whitehaven Shares are in a CHESS Holding (such holdings will be evidenced by an ‘X’ appearing next to your holder number on the enclosed Acceptance Form), you may accept the Offer by either:

•        completing and signing the Acceptance Form enclosed with this booklet and returning it to the address indicated on the form; or

•        calling your Controlling Participant (for example, your broker) and instructing them to accept the Offer on your behalf,

before the Offer closes.

Participants

If you are a Participant, acceptance of this Offer must be initiated in accordance with Rule 14.14 of the ASTC Settlement Rules before the Offer closes. Full details on how to accept the Offer are set out in section 12.3 of this Bidder’s Statement.

Risk factors

Various risk factors relating to the Offer, the Merged Group and the Gloucester Shares are set out in section 9 of this Bidder’s Statement and in section 8 of the Target’s Statement. It is important that you read those risk factors in full before deciding whether to accept the Offer.

Where to go for further information

For queries on how to accept the Offer, see the enclosed Acceptance Form or call the Shareholder Information Line (which is being run by Whitehaven) on 1300 752 429 (for callers within Australia) or +61 3 9415 4170 (for callers outside Australia).

Important notice

The information in this section is a summary only of the Offer and is qualified by the detailed information set out elsewhere in this Bidder’s Statement and in the Target’s Statement. You should read the entire Bidder’s Statement and Target’s Statement, both of which are included in this booklet, before deciding whether to accept the Offer.

1. WHY YOU SHOULD ACCEPT THE OFFER

1.1 THE TRANSACTION WILL CREATE A MAJOR INDEPENDENT AUSTRALIAN COAL COMPANY WITH A MARKET CAPITALISATION OF APPROXIMATELY $1.2 BILLION*

This enhanced scale and market position are expected to improve liquidity for Whitehaven investors and provide greater flexibility to pursue a wider range of organic and acquisition driven growth opportunities.

CHART 1.1: AUSTRALIAN COAL PEERS—MARKET CAPITALISATION AS AT 24 APRIL 2009

Source: IRESS, Company filings

*	Based on the sum of the market capitalisations of Gloucester and Whitehaven as at close of trading on the ASX on 24 April 2009.

1.2 THE MERGED GROUP IS EXPECTED TO REALISE SIGNIFICANT SYNERGIES

The Merged Group is expected to derive revenue benefits from coal blending which, over the medium term, are anticipated to average at least $10 million per annum on a pre-tax basis. These blending synergies involve combining Gloucester’s high ash, high sulphur thermal coal with Whitehaven’s low ash, low sulphur thermal coal. There is also the potential to create a semi-soft coking coal by blending Gloucester’s lower ash thermal coal (some of which has coking coal characteristics) with Whitehaven’s PCI coal.

In addition, if 100% of the Shares in Whitehaven are acquired by Gloucester, the taxation value of Whitehaven’s assets, including depreciable mining tenements at Narrabri, should be reset. If the taxation values of depreciable assets increase, the Merged Group may be able to claim additional tax depreciation each year against its assessable income. The amounts of any reset and the potential depreciation cannot be calculated until the value of Gloucester Shares issued for the acquisition of Whitehaven (at the date of issue) is known and the fair value of Whitehaven’s assets and liabilities are determined.

Other potential synergies include:

•	benefits from operating practices that should become available to a larger group, including sharing of technical expertise;

•	an enhanced ability to optimise production in an infrastructure constrained environment and therefore maximise the revenues and margins of the Merged Group; and

•	limited head office rationalisation.

1.3 THE MERGED GROUP WILL HAVE INCREASED PRODUCT, GEOGRAPHIC AND MINE TYPE DIVERSITY

The Merged Group will provide both groups of shareholders with greater scale and diversification through exposure to a wider range of coal types and open-cut/underground mines in both the Gloucester and Gunnedah coal basins.

MAP 1.1: MERGED GROUP ASSET LOCATION

1.4 THE MERGED GROUP WILL HAVE A COMPLEMENTARY ASSET PORTFOLIO AND DEVELOPMENT PIPELINE

The Merged Group will own and operate a portfolio of complementary assets which will combine stable cash flows from existing open-cut operations with higher, future cash flow from Whitehaven’s Narrabri underground project.

The Merged Group will own and operate high quality coal assets at all stages from early exploration to development and production. Operating mines will include the Canyon, Sunnyside, Tarrawonga, Rocglen, Werris Creek, Stratford and Duralie mines. Assets in the development stage will include the Narrabri project in the Gunnedah Basin and Clareval (at Duralie) in the Gloucester basin.

Note: Tarrawonga open cut is 70% owned by Whitehaven and Narrabri is 77.5% owned by Whitehaven.

FIGURE 1.1: MERGED GROUP ASSET PORTFOLIO AND DEVELOPMENT PIPELINE

1.5 THE COMBINED BALANCE SHEET, PROFIT AND CASH FLOW SHOULD PROVIDE THE MERGED GROUP WITH A STRONG FINANCIAL PLATFORM

The Merged Group should have a strong balance sheet. The aggregate net cash position of Gloucester and Whitehaven as at 31 March 2009 was $74 million after deducting all interest bearing liabilities but before pro forma balance sheet adjustments in respect of transaction costs.1

1.6 THE MERGER IS UNANIMOUSLY RECOMMENDED BY YOUR WHITEHAVEN DIRECTORS WHO ALL INTEND TO ACCEPT THE OFFER

The directors of both companies are strongly supportive of the proposed merger. The Whitehaven Directors have unanimously recommended that Whitehaven Shareholders accept the Offer in the absence of a superior proposal for Whitehaven.

Whitehaven has indicated that each Whitehaven Director who holds or controls Whitehaven Shares intends to accept the Offer in respect of their own beneficial holdings of Whitehaven Shares and also in respect of the Whitehaven Shares that they control, in the absence of a superior proposal for Whitehaven.

1	The net cash position as at 31 March 2009 of $74 million is an aggregate of the cash balance of Gloucester and Whitehaven of $58 million and $102 million respectively, less the interest bearing liabilities of Whitehaven of $86 million. The interest bearing liabilities of Whitehaven are calculated as at 31 March 2009 in a manner consistently with those reported in the financial statements of Whitehaven for the six months ended 31 December 2008 and comprise of $63 million of finance lease liabilities and a $23 million liability from Whitehaven’s interest bearing commitment to underwrite a portion of the funding of the Muswellbrook to Narrabri rail infrastructure.

2. INFORMATION ON GLOUCESTER AND GLOUCESTER GROUP

2.1 OVERVIEW OF GLOUCESTER

Gloucester is a public coal producing company which was registered in Western Australia in December 1978. It was listed on the ASX on 27 June 1985. Gloucester has its administrative headquarters in Sydney and mine site based offices at Stratford and Duralie in the Gloucester geological basin.

As at 24 April 2009, Gloucester had approximately 3,200 shareholders and a market capitalisation of approximately $400 million (as at 19 February 2009, being the date before the proposed merger with Whitehaven was announced, Gloucester had a market capitalisation of approximately A$268 million).

2.2 GLOUCESTER DIRECTORS

(a) Directors

Brief profiles of the directors of Gloucester as at the date of this Bidder’s Statement are as follows:

Mr Andy J Hogendijk, AAUQ, FCPA, FAICD

Chairman and Independent Non-Executive Director

Mr Hogendijk has extensive senior management and finance experience having previously been Chief Financial Officer, Suncorp Metway Ltd (1997–2000), Commonwealth Bank of Australia (1991–1997) and John Fairfax Group (1989–1991).

Mr Hogendijk has also held several senior positions in the coal industry with Austen and Butta Limited (Finance Director 1979–1989) and Shell Coal London (Project Manager 1985–1987). He is currently a director of Magellan Flagship Fund Limited and Australian Worldwide Exploration Limited.

Mr Hogendijk held the following listed company directorships in the previous three years:

•	Magnesium International Limited from November 2001 to March 2006

•	Aditya Birla Minerals Limited from March 2006 to November 2007

Mr Hogendijk is the Chairman of the Remuneration and Nomination Committee and a member of the Audit Committee. Mr Hogendijk has been a Director and the Chairman since August 2004.

Mr Ian W Levy, BSc (Hons) (ANU), MSc (Dist) (London), Diploma of Imperial College (Royal School of Mines), FAusIMM, FAIG

Independent Non-Executive Director

Mr Levy is chairman of D’Aguilar Gold Limited, Chief Executive Officer of AusNiCo Limited and was formerly Chief Executive Officer of Allegiance Mining NL.

He has had 33 years experience in mining geology and exploration. This includes 12 years with Western Mining Corporation of which 3 years involved several coal project evaluations. He has had 11 years experience in development roles, including coal, with Pancontinental Mining Limited and Gympie Gold Limited.

Mr Levy has been Federal President of the Australian Institute of Geoscientists and was a member of the Joint Ore Reserves Committee (JORC) for 10 years including four years as Vice Chairman. Mr Levy is the Chairman of the Corporate Governance Committee and member of the Audit and Risk Committees.

Mr Levy has been a Director since April 2004.

Dr John H Bryan, BSc (Hons), Ph D, FAusIMM

Independent Non-Executive Director

Dr Bryan has worked for 38 years as a consulting geologist, principally involved with coal exploration and coal mining companies in New South Wales and Queensland. His experience in coal exploration also extends to Indonesia, New Zealand, Canada, Thailand and Antarctica. His expertise in coal exploration and resource evaluation is derived from experience gained over many years at numerous coal mines and coal deposits, both open cut and underground.

Dr Bryan is the Chairman of the Risk Committee and a member of the Remuneration and Nomination Committee.

Dr Bryan has been a Director since April 2005.

Mr Chris A Sadler, BCA, MBA

Independent Non-Executive Director

Mr Sadler has twenty years of experience in the investment banking industry in senior roles, working in the United States, Europe and Australia. Until 2004, Mr Sadler was a Managing Director at Deutsche Bank in Melbourne, and prior to that worked for several leading international investment banks including JP Morgan and Citigroup. He has an extensive track record of leading major mergers and acquisitions and corporate restructurings including equity and debt financings.

Mr Sadler serves on a number of boards in the corporate and not-for-profit sectors.

Mr Sadler holds or has held the following listed company directorships in the previous three years:

•	Austock Group Limited since January 2008

•	Allomak Limited since February 2008

Mr Sadler is the Chairman of the Audit Committee and a member of the Corporate Governance Committee.

Mr Sadler has been a Director since April 2008.

Mr Robert (Rob) J Lord, BSc (Chemistry), MBA (First Class Hons)

Chief Executive Officer and Managing Director

Mr Lord was appointed Chief Executive Officer of Gloucester in August 2007 and Managing Director in October 2007.

Prior to his appointment at Gloucester, Mr Lord worked in the pulp and paper industry for 19 years, most recently as Executive Vice President responsible for the Australasian operations of Norwegian-based Norske Skog.

Mr Lord has also worked in a variety of senior international marketing and sales roles including head of marketing and sales roles at Norske Skog Australasia, Fletcher Challenge Paper Australasia and Tasman Pulp and Paper in New Zealand. He has also worked in corporate planning in the computer services industry and was for four years a high school science teacher both in New Zealand and the United Kingdom.

Mr Lord has held a variety of board positions (both in Australia and overseas) – including Chairman of A3P (the Australian Plantation Products and Paper Industry Council).

Mr Lord is a member of the Corporate Governance, Remuneration and Nomination and Risk Committees.

Mr Lord has been a Director since October 2007.

2.3 STRUCTURE AND OWNERSHIP OF GLOUCESTER GROUP

(a) Structure

Gloucester has a number of wholly-owned subsidiaries through which it conducts its operations.

The structure of the Gloucester Group, as at the date of this Bidder’s Statement, is set out diagrammatically below.

(b) Ownership

Gloucester Group has a geographically diverse shareholder base, and, to the best of the knowledge of the Gloucester Directors, the Group is not directly or indirectly controlled by another corporation or any person or foreign government.

Details of the substantial holders of Gloucester Shares are set out in section 3.6 of this Bidder’s Statement.

2.4 PRINCIPAL ACTIVITIES OF GLOUCESTER AND GLOUCESTER GROUP

Gloucester’s two mining operations, Stratford and Duralie, are located in the Gloucester basin, approximately 100kms north of Newcastle, New South Wales. Gloucester also holds coal exploration licenses A311, A315 and EL6904 which cover approximately 14,400 hectares of the Gloucester basin and includes some 20 different coal seams.

The Duralie and Stratford open cut mines are Gloucester’s main operations, fully integrating its coal resources and infrastructure assets to provide a sustainable coal mining business.

Gloucester also owns and operates the Stratford Coal Handling and Preparation Plant (CHPP), where all coals are processed and blended to produce a marketable suite of both coking and thermal coal products of consistent quality.

Open cut mining operations at both Duralie and Stratford are currently performed by contract mining companies, Leighton Mining and Ditchfield Contracting respectively. Negotiations for a new mining operations contract relating to Duralie are currently nearing completion to permit a seamless change to the new contract on 30 June 2009.

Raw coal from the Duralie operation is transported by rail to Stratford for washing and blending with other coal mined at Stratford to produce a variety of Gloucester coking and thermal coal products.

Gloucester’s extensive freehold land of some 5,000 hectares assists with securing access to present and future mining operations.

Stratford Operations

The Stratford operations are located in the Gloucester basin approximately 15 km south of Gloucester. The Stratford operations comprise the open cut operations at Bowens Road North, Roseville, Co-Disposal and the CHPP.

Bowens Road North Operation

The Bowens Road North operation mines the Bowens Road seam, a thick intersection of predominantly thermal coal. The overlying Marker seams and the basal section of the Bowens Road seam produces coking coal, characterised by high fluidity and low sulphur.

The operation at Bowens Road North has a very low strip ratio of approximately 1:1.3. Ditchfield Contracting has been appointed as the operator in compliance with the NSW Coal Act and Regulations.

The change to smaller mining equipment for Bowens Road North in recent years has resulted in significant benefits, including improved thin seam mining and flexibility of deployment of equipment between the other Stratford operations.

Roseville Extended Open Cut

The Roseville coal seam dips to the west at 45 degrees and occurs as a 16 metre interval of coal and claystone bands. The coal is high quality coking coal with low ash content and high fluidity. The coal comprises more than 75% vitrinite, which is the prime component of coal that is responsible for the coking properties. Roseville coal is blended with Duralie and Bowens Road North coal to improve the quality and competitiveness of Gloucester’s coking coal product.

This mining operation uses smaller equipment than traditionally used in open cut mining to extract the numerous plies of coking coal efficiently and cleanly. The smaller equipment also allows a quieter operation.

Gloucester Co-Disposal Operation

During the initial years of operations (1995 to 2000) production focused on low ash products. Over that period approximately 3 million tonnes (Mt) of reject material was pumped to above ground storage cells. Since 2000, following the installation of the fine coal recovery circuit in the CHPP, approximately 60% of this material has been reprocessed with a recovery of approximately 50% as a high ash, low sulphur thermal coal.

At the conclusion of recovery operations, currently expected to be 2011, Gloucester will have completed rehabilitation of the above ground storage cells.

Stratford Coal Handling and Preparation Plant (CHPP)

Run of Mine (ROM) coal from the Gloucester mining operations is processed at the CHPP. The plant blends ROM coal for processing to produce the suite of Gloucester products. Product coal is transported by rail to Newcastle for export.

Duralie Open Cut Operation

The Duralie operations are located 20 km south of Stratford and comprise the open cut operations of the Weismantel seam, a coal storage and train loading facility and water management activities.

Weismantel Seam Pit

The Duralie operation mines the Weismantel coal seam, which is in excess of 12 metres thick. The top third is a high energy, moderate sulphur thermal coal and the remaining section comprises low ash, high fluidity coking coal.

During the 2008 financial year, coal was uncovered in the extended section of the open cut which accesses an additional 3Mt of coal. Emphasis continues on progressive rehabilitation of waste dumps. Areas rehabilitated are stabilised and vegetation is experiencing good growth rates.

Clareval Seam

Discovery of significant coal resources of the Clareval seam at Duralie triggered the review of the Duralie operations and potential for a production increase and extended mine life.

Long term (to 2020) mine plans including both the Weismantel and Clareval coal seams have been completed for the Duralie operations. These plans aim to see ROM coal production increase from 1.8Mtpa currently to 2.4Mtpa ramping up from 2010. Plans currently being developed will further increase ROM coal production to 3.0Mtpa by the end of the 2014 financial year.

Increasing production at Duralie is subject to a new Development Consent. The application under Part 3A of the Environmental Planning and Assessment Act 1979 (the EPA Act) is scheduled to be lodged in the fourth quarter of the 2009 calendar year. The Director-General’s requirements were issued to the applicant under section 75F of the EPA Act on 28 December 2008.

Exploration interests

Gloucester holds exploration licences A311, A315 and EL6904 covering a total land area of approximately 14,400 ha. This area both surrounds and joins Gloucester’s two operating open cut coal mines, at Stratford and Duralie, in the Gloucester basin.

On 2 February 2009, Gloucester announced an expanded coal exploration program in the Gloucester basin. The program will continue over a period of several years with the aim of establishing the full potential of the Gloucester basin tenements. The exploration propgram will target between 180 and 275 Mt of additional coal. Exploration expenditure in the previous three years has identified an additional 32.2 Mt of Measured and Indicated Resources, and 15 Mt of Inferred Resources at a cost of $0.15 per resource tonne.

MAP 2.4: GLOUCESTER’S EXPLORATION TARGETS AS AT JANUARY 2009

2.5 PRODUCTION

Set out in Table 2.1 are details of the production levels at Gloucester’s operations in respect of the 3 month period ending 31 December 2007 and for the 3 month period ending 31 December 2008.

TABLE 2.1: QUARTERLY PRODUCTION FOR THE 3 MONTH PERIOD ENDING 31 DECEMBER 2008

COAL SOURCE	DEC 07 (KT) QTR	DEC 08 (KT) QTR	CHANGE	YTD DEC 07 (KT)	YTD DEC 08 (KT)
Duralie	468	413	(12)%	891	800
Bowens Road North	221	236	7%	484	448
Co-disposal		6	n.a.	14	6
Roseville	65	24	(63)%	128	97
Total ROM Coal delivered to CHPP	754	679	(10)%	1,517	1,351
CHPP
ROM Coal processed	698	644	(8)%	1,415	1,307
Total yield	67%	67%		66%	67%
Total Product	465	434	(7)%	940	880

Set out in Table 2.1A are details of the production levels at Gloucester’s operations in respect of the 3 month period ending on 31 March 2009 and for the 3 month period ending 31 March 2008.

TABLE 2.1A: QUARTERLY PRODUCTION FOR THE 3 MONTH PERIOD ENDING 31 MARCH 2009

COAL SOURCE	MAR 08 (KT) QTR	MAR 09 (KT) QTR	CHANGE	YTD MAR 08 (KT)	YTD MAR 09 (KT)
Duralie	377	374	(1)%	1,268	1,174
Bowens Road North	206	305	48%	690	753
Co-disposal		19	n.a.	14	25
Roseville	58	15	(74)%	186	112
Total ROM Coal delivered to CHPP	641	713	11%	2,158	2,064
PREPARATION PLANT
ROM Coal processed	638	647	1%	2,053	1,954
Total yield	62%	66%	6%	65%	67%
Total Product	394	427	8%	1,334	1,307

2.6 RESERVES AND RESOURCES

(a) Reserves

Set out in Table 2.2 are details of Gloucester’s reserves as at 31 December 2008 as announced to ASX on 17 February 2009.

TABLE 2.2: GLOUCESTER RESERVES AS AT 31 DECEMBER 20081-2

REGION	AREA	COAL SEAM	PROVED & PROBABLE RESERVES (MT)
Duralie	Main Pit (B)	Weismantel	8.9

	Clareval West (B)	Clareval & Cheer-up	10.5

	Railway Pit (A)	Weismantel	0.9

	North East (A)	Weismantel	6.5

Stratford	Bowens Road North (B)	Bowens Road, Marker	3.3

	Stratford South (B)	Avon	1.8

	Stratford South (B)	Bowens Road	1.0

	Roseville West (B)	Cloverdale	2.9

	Roseville South (B)	Roseville	2.2

	Total: Open Cut Reserves		38.0

Notes:

1	Reserve totals have been rounded to appropriate levels of accuracy in accordance with the JORC Code.
2	This statement does not include tonnage associated with the co-disposal material which is reprocessed through the CHPP.

(b) Resources

Set out in Table 2.3 are details of Gloucester’s resources as at 31 December 2008 as announced to ASX on 17 February 2009.

TABLE 2.3—GLOUCESTER RESOURCES AS AT 31 DECEMBER 20081-3

REGION	AREA	TENEMENT	COAL SEAM	DEPTH RANGE (M)	COAL RESOURCES
					MEASURED (MT)	INDICATED (MT)	MEASURED & INDICATED (MT)	INFERRED (MT)

Stratford	Bowens Road North	ML1409 & ML1528	Bowens Road	0-100	3.8	0.3	4.1	—

			Marker	0-100	—	0.8	0.8	—

	Avon North	ML1360	Marker, Avon & Triple	0-80	—	0.9	0.9	—

	Roseville West[4]	ML1360, ML1409, ML1447 & ML1528	Marker 7	0-60	—	—	—	1

			Bindaboo	0-100	—	—	—	3

			Deards	0-100	—	—	—	5

			Cloverdale	0-100	—	6.3	6.3	—

			Roseville	0-100	—	5.4	5.4	—

	Stratford South	A311, A315, ML 1360	Bowens Road	0-100	1.1	1.3	2.4	—

			Avon	0-100	2.2	0.6	2.8	—

			Avon Lower & Triple	0-100	—	—	—	1

			Rombo	0-100	—	—	—	1

			Parkers Road	0-100	—	1.6	1.6	—

Grant & Chainey	Grant & Chainey	A311 & A315	Bowens Road	0-100	—	—	—	19

			Avon	0-100	—	—	—	14

Duralie	Duralie Main Pit	ML1427	Weismantel	0-100	—	7.6	7.6	—

			Clareval	0-80	0.7	3.2	3.9	—

	Duralie North West	A315	Weismantel	0-100	—	4.0	4.0	—

			Clareval	0-150	9.9	0.5	10.4	1

	Duralie East	A315	Weismantel	0-100	—	6.5	6.5	—

			Clareval	0-80	—	2.7	2.7	3

	Railway Pit	ML1427 & A315	Weismantel	0-100	1.2	0.5	1.7	—

Total			Open cut	0-100	18.9	42	61	48

Duralie	Duralie Underground	ML1427, A315	Weismantel	<100	0.9	0.6	1.5	—

			Weismantel	>100	—	39.3	39.3	59

Total			Underground		0.9	40	41	59

Total			Open cut & underground		19.8	82	102	107

Notes:

1	Resource totals have been rounded to appropriate levels of accuracy in accordance with the JORC Code.
2	Coal Resources are reported inclusive of Coal Reserves (i.e. Coal Reserves are not additional to Coal Resources).
3	Coal Resources were updated by subtraction of mined tonnes.
4	In the co-disposal area of Roseville West, resources are estimated to 100m below the original surface as the reject material is being reprocessed over the next few years.

MAP 2.5: GLOUCESTER’S RESOURCES AS AT 31 DECEMBER 2008

(c) Gloucester competent persons statement

Reserves Statement

The information in this report that relates to Coal Reserves of Gloucester Coal is based on information compiled by (A) Mr Robert Mackenzie, a full-time employee of Minarco-MineConsult Pty Limited, and (B) Mr Shaun Tamplin, a full-time employee of Tamplin Resources Pty Limited.

Mr Mackenzie and Mr Tamplin are members of the Australian Institute of Mining and Metallurgy. Mr Mackenzie and Mr Tamplin have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking to qualify as Competent Persons as defined in the 2004 Edition of the “Australian Code for Reporting Mineral Resources and Ore Reserves”. Mr Mackenzie and Mr Tamplin consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.

Resources Statement

The information in this report that relates to Coal Resources of Gloucester Coal is based on the information compiled by Ms Janet Bartolo, a full-time employee of McElroy Bryan Geological Services Pty Limited.

Ms Janet Bartolo is a member of the Australian Institute of Mining and Metallurgy and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which she is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code)”. Ms Bartolo consents to the inclusion in the report of the matters based on her information in the form and context in which it appears.

2.7 FOREIGN CURRENCY HEDGING

The Gloucester Group is exposed to foreign currency risk on coal sales that are denominated in currencies other than A$, generally the US$. The Gloucester Group uses forward exchange contracts to hedge its foreign currency risk.

Under the Gloucester Group’s foreign currency hedging policy, foreign currency hedging is undertaken as a minimum so that sales denominated in US dollars will be hedged to a level equivalent to the projected 12 month rolling expected costs in Australian dollars and above that level up to a maximum of a level of 80% of committed sales. There is flexibility to increase hedging in the months preceding settlement negotiations with the Japanese steel mills with an additional amount of up to the equivalent of 40% of anticipated next JFY coking coal sales able to be hedged over the maximum level of 80% of committed sales in the period prior to settlement (normally December in the preceding year onwards).

As at 24 April 2009, the Gloucester Group had a total of US$97.1 million in forward exchange contracts in place at an average A$:US$ rate of 0.7403. Most of the forward exchange contracts have maturities of less than one year. Where necessary, the forward exchange contracts are rolled forward so as to mature at the expected date of shipment.

The risks in relation to exchange rates and hedging are outlined in section 9.3(j) of this Bidder’s Statement.

In respect of other monetary assets and liabilities held in currencies other than A$, the Gloucester Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short term imbalances.

2.8 FINANCIAL INFORMATION ON THE GLOUCESTER GROUP

(a) Basis of presentation of historical financial information

The historical financial information below relates to Gloucester on a stand alone basis and accordingly does not reflect any impact of the Offer. It is a summary only and the full financial accounts for Gloucester for the financial periods described below, which include the notes to the accounts, can be found in Gloucester’s annual reports and half-yearly reports for those periods.

The financial statements of Gloucester for the financial year ended 30 June 2008 were audited by KPMG, in accordance with Australian Auditing Standards. The financial statements of Gloucester for the six months ended 31 December 2008 were reviewed by KPMG, in accordance with Australian Auditing Standards. The audit opinion and review statement relating to those financial statements were unqualified.

(b) Historical financial information of the Gloucester Group

(1) Balance sheet

(A) As at 30 June 2008

The summarised historical balance sheets of the Gloucester Group set out below have been extracted from the audited financial statements of the Gloucester Group for the year ended 30 June 2008, being the last audited financial statements prior to the date of this Bidder’s Statement.

	30 JUNE 2008 $M	30 JUNE 2007 $M
Current assets
Cash and cash equivalents	5.6	16.5
Trade and other receivables	24.5	9.2
Derivative financial instruments	4.3	3.6
Inventories	9.9	6.6
Total current assets	44.3	35.9

Non-current assets
Property, plant and equipment and intangibles	78.3	75.7
Deferred stripping and investments	28.9	21.8
Total non-current assets	107.2	97.5
Total assets	151.5	133.4
Current liabilities
Trade and other payables	13.4	17.0
Income tax liability	4.0	—
Interest bearing loans and borrowings	—	24.8
Employee benefits	0.4	0.7
Total current liabilities	17.8	42.5
Non-current liabilities
Interest bearing loans and borrowings	9.7	—
Deferred tax liabilities	15.8	13.2
Provisions	6.5	4.5
Total non-current liabilities	32.0	17.7
Total liabilities	49.8	60.2
Net assets	101.7	73.2
Equity
Issued capital	138.9	126.3
Accumulated losses	(42.2)	(56.8)
Reserves	5.0	3.7
Total equity	101.7	73.2

(B) As at 31 December 2008

The summarised historical balance sheets of the Gloucester Group set out below have been extracted from the reviewed financial statements of the Gloucester Group for the six months ended 31 December 2008, being the last reviewed financial statements prior to the date of this Bidder’s Statement.

	31 DEC 2008 $M	31 DEC 2007 $M
Current assets
Cash and cash equivalents	25.0	11.0
Trade and other receivables	24.1	9.3
Derivative financial instruments	—	3.3
Income tax receivable	—	4.1
Inventories	10.9	10.5
Total current assets	60.0	38.2
Non-current assets
Property, plant and equipment and intangibles	89.7	78.0
Deferred stripping and investments	31.3	26.6
Total non-current assets	121.0	104.6
Total assets	181.0	142.8

Current liabilities
Trade and other payables	12.4	13.8
Interest bearing loans and borrowings	—	24.9
Derivative financial instruments	38.2	—
Income tax liability	12.0	—
Provisions	0.5	0.4
Total current liabilities	63.1	39.1
Non-current liabilities
Deferred tax liabilities	5.6	15.2
Provisions	6.9	4.8
Total non-current liabilities	12.5	20.0
Total liabilities	75.6	59.1
Net assets	105.4	83.7
Equity
Issued capital	137.2	136.1
Accumulated losses	(11.4)	(56.4)
Reserves	(20.4)	4.0
Total equity	105.4	83.7

A full copy of Gloucester’s financial results in respect of the half year ended 31 December 2008, as released to the ASX on 26 February 2009, are attached to this Bidder’s Statement at Attachment 3.

(2) Income statement

(A) Year ended 30 June 2008

The summarised income statements of the Gloucester Group shown below have been extracted from the audited financial statements for the year ended 30 June 2008.

	30 JUNE 2008 $M	30 JUNE 2007 $M
Revenue from sale of coal	159.6	151.9
Cost of sales	(116.2)	(115.0)
Gross profit	43.4	36.9
Net operating & administrative expenses	(7.9)	(9.2)
Operating profit before financing costs	35.5	27.7
Net financing costs	(1.7)	(1.9)
Profit before income tax	33.8	25.8
Income tax expense	(10.4)	(7.8)
Profit for the year	23.4	18.0

Refer to the audited Gloucester consolidated financial statements for the year ended 30 June 2008 for commentary regarding the financial performance of Gloucester for this period.

(B) Six months ended 31 December 2008

The summarised income statements of the Gloucester Group shown below have been extracted from the reviewed financial statements for the six months ended 31 December 2008 as released to the ASX on 26 February 2009.

	31 DEC 2008 $M	31 DEC 2007 $M
Revenue from sale of coal	137.3	62.0
Cost of sales	(75.1)	(50.5)
Gross profit	62.2	11.5
Net operating & administrative expenses	(2.0)	(3.2)
Operating profit before financing costs	60.2	8.3
Net financing costs	—	(0.8)
Profit before income tax	60.2	7.5
Income tax expense	(16.2)	(2.3)
Profit for the period	44.0	5.2

A full copy of Gloucester’s financial results in respect of the six months ended 31 December 2008, as released to the ASX on 26 February 2009, are attached to this Bidder’s Statement at Attachment 3.

(c) Management commentary on historical results

During the six months ended 31 December 2008 the consolidated entity recorded a record net profit attributable to shareholders of $44.0 million. This outstanding performance was achieved based on record coking prices and thermal coal prices. The operations continue to perform efficiently. Following on from tightening global economic conditions demand for Gloucester Coal coking has reduced in the second half of the period, which coupled with the constrained port capacity, has been offset by an increase in thermal coal sales volumes.

Record sales revenue has been driven by higher coking coal prices which are in place for the 2009 Japanese Financial Year with the average coking coal price increasing by 270% over the previous year. Thermal coal prices also increased during the period with lower priced legacy contracts completing in October 2008 being replaced by higher priced contracts.

Cost of sales, excluding purchases on a per unit basis were 26% higher at $69/tonne. This increase is primarily due to:

•	increase in coal mining royalty due to higher sales revenue; and

•	higher cost of goods sold ($7/tonne)—reflecting operating at higher strip ratios (taking advantage of higher product prices) and some increased mining expenses.

(d) Quarterly report for the period ended 31 March 2009

On 27 April 2009, Gloucester released to the ASX its quarterly report for the period ended 31 March 2009. A copy of that report is contained in Attachment 5 to this Bidder’s Statement.

In summary, that report noted that:

•	Gloucester’s coal reserves had increased by 33% compared to the last reverses upgrade;

•	Gloucester’s sales volumes had increased by 13% compared to the previous corresponding period;

•	Gloucester had a strong forward order book into 2010;

•	Construction of the Product Pile Expansion was well advanced and remains on schedule for completion around mid 2009 and within budget;

•	Gloucester had paid a record interim dividend of 13.5 cents per Gloucester Share in the March quarter;

•	Gloucester was debt free and had cash on hand of $58 million.

2.9 PUBLICLY AVAILABLE INFORMATION ABOUT GLOUCESTER

Gloucester is a listed disclosing entity for the purposes of the Corporations Act and as such is subject to regular reporting and disclosure obligations. Specifically, as a listed company, Gloucester is subject to the listing rules of ASX which require continuous disclosure of any information Gloucester has that a reasonable person would expect to have a material effect on the price or value of its securities.

ASX maintains files containing publicly disclosed information about all listed companies. Gloucester’s file is available for inspection at ASX during normal business hours.

In addition, Gloucester is also required to lodge various documents with ASIC. Copies of documents lodged with ASIC by Gloucester may be obtained from, or inspected at, an ASIC office.

On request to Gloucester, and free of charge, Whitehaven Shareholders may obtain a copy of:

•	the annual financial report of Gloucester for the year ended 30 June 2008 (being the annual financial report most recently lodged with ASIC before the lodgement of this Bidder’s Statement with ASIC);

•

any half-year financial report lodged with ASIC by Gloucester after the lodgement of the 2008 annual financial report referred to above and before the lodgement of this Bidder’s Statement with ASIC; and

•

any continuous disclosure notice given to ASX by Gloucester after the lodgment by Gloucester of the 2008 annual financial report referred to above and before the lodgement of this Bidder’s Statement with ASIC.

A list of announcements made by Gloucester to ASX since 27 August 2008 (being the date on which Gloucester lodged its 2008 annual financial report with ASIC) is contained in Attachment 2 to this Bidder’s Statement.

A substantial amount of information about Gloucester is available in electronic form from: www.gloucestercoal.com.au

2.10 ANNOUNCEMENT BY GLOUCESTER IN RELATION TO THE OFFER

A joint public announcement was published on the ASX by Gloucester and Whitehaven on 20 February 2009 in relation to the Offer. A copy of that announcement is contained in Attachment 1 of this Bidder’s Statement.

3. INFORMATION ON GLOUCESTER’S SECURITIES

3.1 GLOUCESTER ISSUED SECURITIES

As at the date of this Bidder’s Statement, Gloucester’s issued securities consisted of:

•	81,654,133 Gloucester Shares; and

•

1,808,000 Gloucester Options*. Each of these options will, if exercised, convert into one Gloucester Share. The exercise prices and expiry dates for these Gloucester Options are set out in the following table:

EXERCISE PRICE	EXPIRY DATE	NUMBER OF GLOUCESTER OPTIONS
$3.98	27 August 2012	500,000
$4.32	24 September 2012	600,000
$5.71	23 January 2013	200,000
$4.50	19 November 2013	200,000
Nil	24 December 2013	308,000*

3.2 RECENT TRADING OF GLOUCESTER SHARES

The last recorded sale price of Gloucester Shares on ASX on the date before the Announcement Date was $3.28.

The last recorded sale price of Gloucester Shares on ASX on 26 February 2009 (being the last trading day before Noble announced its off-market takeover bid for Gloucester at $4.85 per Gloucester Share) was $3.90.

The last recorded sale price of Gloucester Shares on ASX on 24 April 2009 was $4.94.

The highest recorded sale price of Gloucester Shares on ASX in the 4 month period ending on 24 April 2009 was $5.29.

The lowest recorded sale price of Gloucester Shares on ASX in the 4 month period ending on 24 April 2009 was $2.62.

The following chart shows the last sale price of Gloucester Shares on ASX in the period starting on 24 December 2008 and ending on 24 April 2009.

*

On 24 December 2008, the Gloucester board resolved to issue 464,000 Gloucester Options, having a nil exercise price, as part of Gloucester’s new long term incentive plan for senior management. Details of these Gloucester Options were included in Gloucester’s ASX announcement dated 22 January 2009 and also in Gloucester’s half-yearly results which were released to ASX on 26 February 2009.

On 2 April 2009, 308,000 of these Gloucester Options were formally issued. The balance (being 156,000 Gloucester Options) will be issued to Mr Robert Lord, conditional on the approval of Gloucester’s shareholders. Of the 308,000 Gloucester Options:

•

251,000 Gloucester Options will vest on 24 December 2011, subject to Gloucester’s total shareholder return exceeding the ASX Small Cap Resources Index in any 12 month period prior to the vesting date and subject also to the relevant employee still being employed by Gloucester on that date; and

•	57,000 Gloucester Options will vest on 24 December 2011, subject to the relevant employee still being employed by Gloucester on that date.

Under the terms of these Gloucester Options, if a takeover bid is made for Gloucester the Gloucester Options will vest if the bidder and its associates acquire relevant interests in at least 50% of the Gloucester Shares and the bid becomes wholly unconditional (for these purposes, a takeover bid is to be treated as being wholly unconditional even if it is still subject to a condition that relates only to the happening of an event or circumstance referred to in section 652C(1) or section 652C(2) of the Corporations Act). Under the terms of these Gloucester Options, if a person and its associates acquire relevant interests in at least 50% of the Gloucester Shares as a result of a scheme of arrangement, the Gloucester Options will also vest.

The issue of these Gloucester Options may have technically triggered the “prescribed occurrence” condition to the Noble Bid. However, Noble has publicly confirmed that it will not rely on this trigger to terminate the Noble Bid.

FIGURE 3.2: GLOUCESTER SHARE PRICE HISTORY

Source: IRESS

3.3 DIVIDEND HISTORY

Gloucester’s dividend history over the last 3 full financial years is summarised in the following table.

FINANCIAL YEAR ENDED 30 JUNE	INTERIM DIVIDEND PER GLOUCESTER SHARE	INTERIM DIVIDEND FRANKED AMOUNT PER GLOUCESTER SHARE	FINAL DIVIDEND PER GLOUCESTER SHARE	FINAL DIVIDEND FRANKED AMOUNT PER GLOUCESTER SHARE	AGGREGATE DIVIDENDS PER GLOUCESTER SHARE
2008	$0.05	Nil	$0.16	$0.16	$0.21
2007	$0.08	$0.08	$0.06	$0.06	$0.14
2006	$0.11	Nil	$0.12	Nil	$0.23

On 26 February 2009, Gloucester announced an interim dividend of $0.135 per Gloucester Share in respect of the half year ended 31 December 2008. The key dates with respect to this interim dividend were:

•	4 March 2009 – Gloucester Shares trade ex-dividend;

•	11 March 2009 – record date for entitlement to the interim dividend; and

•	31 March 2009 – payment of the interim dividend.

3.4 RIGHTS AND LIABILITIES ATTACHING TO GLOUCESTER SHARES

(a) Introduction

The rights and liabilities attaching to the Gloucester Shares which will be issued as the consideration under the Offer are set out in Gloucester’s constitution and in the Corporations Act. A copy of Gloucester’s constitution can be obtained from Gloucester on request (free of charge).

The main rights and liabilities attaching to the Gloucester Shares are summarised below.

(b) Meetings of shareholders and voting rights

Subject to any rights or restrictions for the time being attached to any class or classes of Gloucester Shares, at meetings of members or classes of members:

•	each Eligible Member (defined below) entitled to vote may vote in person or by proxy or representative;

•	on a show of hands, every Eligible Member, or person entitled to the rights of an Eligible Member in accordance with the constitution, present in person or by proxy or representative has one vote; and

•

on a poll, every Eligible Member, or person entitled to the rights of an Eligible Member in accordance with the constitution, present in person or by proxy or Representative has one vote for each Gloucester Share that Eligible Member holds.

For the purposes of this section 3.4(b), “Eligible Member” means, in relation to a meeting of Gloucester (including a meeting of any class of members), any person who is or was the registered holder of a Gloucester Share at the time prescribed for this purpose in the notice convening the meeting.

(c) Dividends

The Gloucester Directors may determine a dividend to be paid to the members according to their rights and interests in the profits of Gloucester and may fix the amount and the time for and the method of payment. The Gloucester Directors may fix the time and record date for determining entitlements to, and for the payment of, the dividend. A declaration by the Gloucester Directors as to the amount of profits available for distribution by way of dividend is conclusive and binding on all members. Interest is not payable by Gloucester in respect of any dividend.

The Gloucester Directors may also authorise the payment by Gloucester to the members of such interim dividends as appear to the Gloucester Directors to be justified by the profits of Gloucester.

In the case of uncertificated holdings of Gloucester Shares, the persons entitled to be paid a dividend will be those persons so entitled in accordance with the ASTC Settlement Rules, and, in the case of certificated holdings of Gloucester Shares, the persons entitled to be paid a dividend will be those who are the registered holders of the Gloucester Shares at the time and date fixed by the Gloucester Directors for determining entitlements to dividends.

Subject to the Listing Rules and the rights of any persons entitled to Gloucester Shares with special rights as to dividends, any profits of Gloucester are to be divided among members in proportion to the aggregate amounts paid up on the Gloucester Shares held by them respectively.

The Gloucester Directors may pay any part of a dividend by the distribution of specific assets including paid up Gloucester Shares in, or securities of, any other corporation.

A dividend may be paid in cash, by the issue of Gloucester Shares, by the grant of options or by the transfer of assets.

All unclaimed dividends may be invested or otherwise made use of by the Gloucester Directors for the benefit of Gloucester until claimed or until dealt with under any Act relating to unclaimed moneys. Subject to the ASTC Settlement Rules, a transfer of Gloucester Shares registered after the relevant record date for a dividend but before the dividend is paid will not pass the right to the dividend.

(d) Member winding up

If Gloucester is wound up, the liquidator may, with the sanction of a special resolution:

•

divide among the members in kind the whole or any part of the property of Gloucester and may for that purpose set such value as the liquidator considers fair on any property to be so divided and may determine how the division is to be carried out as between the members or different classes of member; and

•	vest the whole or any part of any such property in trustees on such trusts for the benefit of the contributories as the liquidator thinks fit.

If, on a winding up of Gloucester, there remains a surplus, that surplus will be divided among the members in proportion to the issued share capital paid up on their Gloucester Shares.

(e) Member Directors

A person may be appointed as a Gloucester Director, by a resolution passed by members at a general meeting.

The Gloucester Directors may at any time appoint any person to be a Gloucester Director either to fill a casual vacancy or as an addition to the existing Gloucester Directors. Any director appointed in this manner (other than the managing director) must retire at the next following annual general meeting of Gloucester and will then be eligible for re-election.

(f) Transfer of Gloucester Shares

A member may transfer all or any of his or her Gloucester Shares by:

•

a proper SCH transfer or any other method of transferring or dealing in Gloucester Shares introduced by the ASX, operated in accordance with the ASTC Settlement Rules or the Listing Rules, and recognised by the Corporations Act; or

•

an instrument in writing in any usual or common form, or in any other form that the Gloucester Directors or the ASX approve. The constitution contains certain restrictions on the transfer of Gloucester Shares in limited circumstances.

Gloucester Shares may be transferred and transfers may be registered in any manner required or permitted by the Listing Rules or the ASTC Settlement Rules applying in relation to that system. Gloucester must also not prevent, delay or interfere with the registration of a proper SCH transfer except as permitted by the Corporations Act, the Listing Rules or the ASTC Settlement Rules.

Where a member seeks to transfer all or any of the member’s Gloucester Shares, Gloucester may only register a transfer of Gloucester Shares where an instrument is delivered to it at the Office, and the instrument relates only to Gloucester Shares of one class, is duly stamped, is executed by or on behalf of both the transferor and the transferee, and is accompanied by the certificate of title (if any) to the Gloucester Shares the subject of the transfer together with such other evidence as the Gloucester Directors may require to prove the title of the transferor or the transferor’s right to transfer the Gloucester Shares.

A transferor of Gloucester Shares remains the registered holder of the Gloucester Shares transferred until a proper SCH transfer has taken effect in accordance with the ASTC Settlement Rules, or the transfer is registered and the name of the transferee is entered in the register in respect of the Gloucester Shares to be transferred.

Gloucester can, once in any 12 month period, sell the Gloucester Shares of a member who has less than a Marketable Parcel of those Gloucester Shares if:

•	they have notified the member in writing of its intention to sell those Gloucester Shares;

•

the member has been given at least 6 weeks from the date the notice referred to above is sent in which to advise Gloucester that the member wishes to retain the holding and the member has not notified Gloucester that it wishes to retain the holding; and

•

neither a takeover offer nor a takeover announcement has been made in respect of Gloucester or, if one has been made in respect of Gloucester, the offers made, under that takeover offer or takeover announcement, have been closed.

The Gloucester Directors may in their absolute discretion decline to register a transfer of Gloucester Shares (other than a proper SCH transfer) where to do so would not contravene the Corporations Act, Listing Rules or the ASTC Settlement Rules. The Gloucester Directors must decline to register a transfer of Gloucester Shares (other than a proper SCH transfer) where required by the Corporations Act, the Listing Rules or the ASTC Settlement Rules.

If the Gloucester Directors decline to register a paper based transfer of Gloucester Shares, Gloucester must notify the transferee (and the broker (if any)) of the refusal to register and the reason for the refusal within five business days after the day on which the transfer was lodged with Gloucester. The failure to provide such notice will not invalidate the decision of the Gloucester Directors.

Gloucester may apply a holding lock to securities where permitted to do so under the Listing Rules and the ASTC Settlement Rules. If Gloucester asks for a holding lock to be applied in accordance with the Listing Rules and the ASTC Settlement Rules, it must notify the holder of those securities of the holding lock and the reason for its application within five business days after asking for the holding lock.

(g) Alteration of capital and share buy-back

Gloucester in general meeting may increase, divide, consolidate or reduce its share capital if it complies with the Corporations Act and the Listing Rules.

Gloucester may buy shares in itself on terms and at times determined by the Gloucester Directors in accordance with the Corporations Act and the Listing Rules.

(h) Directors control unissued shares

Subject to the constitution, the Corporations Act, the Listing Rules and any rights for the time being attached to the Gloucester Shares in any special class of Gloucester Shares, all unissued Gloucester Shares, options or other securities are under the control of the Gloucester Directors who may issue and allot, grant options over or otherwise deal with or dispose of them at such times with such rights and privileges and on such terms and conditions as the Gloucester Directors determine.

Holders of Gloucester Shares do not have a general (pre-emptive) right to participate in any new issue of Gloucester Shares.

3.5 GLOUCESTER SHARE AND OPTION PLANS AND GLOUCESTER DIVIDEND REINVESTMENT PLAN

(a) Share and option plans

As at the date of this Bidder’s Statement, Gloucester currently has the following share and option plans in operation:

(1) Long Term Incentive Plan

The objective of the Long Term Incentive Plan is to reward and retain key management personnel in a manner which aligns this element of compensation with the creation of shareholder wealth. As such, Long Term Incentive Plan grants are made to key management personnel and senior employees who are able to influence the generation of shareholder wealth and thus have a direct impact on Gloucester’s performance against the relevant long term performance hurdle.

Gloucester has two Long Term Incentive Plans as follows:

•

The Employee Share Option Plan—Under the Employee Share Option Plan, long term incentive grants to executives and senior employees are delivered in the form of Gloucester Options. The options are granted under a service condition. The exercise of these options is also dependent on a performance hurdle which requires that the options can only be exercised if Gloucester’s Total Shareholder Return (“TSR”) outperforms the S&P ASX/300 Accumulation Index over any rolling 12 month period between the date of grant of the options and the first potential exercise date. Further details of the Gloucester Options that have been issued under this plan appear in section 3.1 of this Bidder’s Statement; and

•

The 2008/09 Employee Share Option Plan—Gloucester has recently finalised a new long term incentive plan. Under this new plan, Gloucester Options are issued, under the terms of the 2008/09 Employee Share Option Plan, to the trustee of the Gloucester Coal Employee Share Trust. The trustee, in turn, issues an equivalent number of units in the trust to the members of senior management who have been selected to participate in the plan. As at the date of this bidder’s statement, 308,000 Gloucester Options (and an equivalent number of corresponding units) have been issued in connection with this new plan, further details of which appear in section 3.1 of this Bidder’s Statement.

(2) Employee Share Plan

Certain employees of the Gloucester Group are eligible to be awarded shares under the Employee Share Plan which provides for an annual grant of Gloucester Shares with a value of $1,000. Any awards of Gloucester Shares under the Employee Share Plan are made annually at the discretion of the board. The last occasion on which shares were awarded under this plan was in March 2008.

(b) Dividend Reinvestment Plan

Gloucester also operates a dividend reinvestment plan (DRP). Under the DRP, shareholders may elect to have dividends on some or all of their Gloucester Shares automatically reinvested in additional Gloucester Shares. The DRP has been suspended for the final dividend paid in October 2008 and for the Gloucester Permitted Dividend.

Full details of how the DRP operates can be found on Gloucester’s website: www.gloucestercoal.com.au.

3.6 SUBSTANTIAL HOLDERS IN RESPECT OF GLOUCESTER SHARES

As at 24 April 2009, so far as known to Gloucester based on publicly available information, there are no substantial holders in respect of Gloucester Shares, except as set out below:

SUBSTANTIAL HOLDER	NUMBER OF GLOUCESTER SHARES	VOTING POWER (%)
Noble Group Limited	17,690,929	21.67
AMCI Investments Pty Ltd	7,988,152	9.78
Barclays Global Investors Australia Limited	7,485,541	9.17
Westpac Banking Corporation/BT Investment Management Limited	4,939,556	6.05
ITOCHU Minerals & Energy of Australia Pty Ltd	4,150,000	5.08

4. INFORMATION ON WHITEHAVEN AND WHITEHAVEN GROUP

4.1 IMPORTANT INFORMATION

The following information about Whitehaven is based on public information, and certain non-public information provided by Whitehaven, and has not been independently verified. Accordingly, Gloucester does not make any representation or warranty, express or implied, as to the accuracy or completeness of this information. The information on Whitehaven in this Bidder’s Statement should not be considered comprehensive.

Whitehaven Shareholders should refer to the Target’s Statement for further information about Whitehaven.

Information about the Merged Group is set out in section 8 of this Bidder’s Statement.

4.2 OVERVIEW OF WHITEHAVEN

Whitehaven is a coal mining and exploration company incorporated in Australia and listed on the ASX. As at 24 April 2009, Whitehaven had approximately 3,400 shareholders and a market capitalisation of approximately $790 million.

The principal activity of Whitehaven is the development and operation of coal mines in New South Wales. During the year ended 30 June 2008, Whitehaven and its controlled entities completed the acquisition of Creek Resources Pty Ltd, resulting in it holding a 100% interest in the Werris Creek coal mine, and was granted development approval for the Narrabri project and the Rocglen project. The mining lease for Narrabri North was granted in January 2008 allowing for the full development of a new underground coal mine.

Further information relating to the history, structure and operations of Whitehaven can be found in section 5 of the Target’s Statement.

4.3 WHITEHAVEN DIRECTORS

As at the date of this Bidder’s Statement, there are seven directors of Whitehaven. They are:

DIRECTOR	POSITION
John Conde	Chairman, Independent Non-Executive Director
Tony Haggarty	Managing Director
Andy Plummer	Executive Director
Allan Davies	Executive Director
Hans Mende	Non-Executive Director
Alex Krueger	Non-Executive Director
Neil Chatfield	Independent Non-Executive Director

Biographical details relating to each of these directors of Whitehaven can be found in section 5.5 of the Target’s Statement.

As noted in further detail in section 11.1(g) of this Bidder’s Statement, Gloucester has agreed with Whitehaven that it will appoint all of the Whitehaven directors (other than Mr Hans Mende) to the board of Gloucester.

4.4 SUBSTANTIAL HOLDERS IN RESPECT OF WHITEHAVEN SHARES

Details of the persons who have (together with their associates) relevant interests in 5% or more of the Whitehaven Shares are set out in section 5.8 of the Target’s Statement.

4.5 FINANCIAL INFORMATION ON THE WHITEHAVEN GROUP

(a) Basis of presentation of historical financial information

The historical financial information referred to below relates to Whitehaven on a stand alone basis and accordingly does not reflect any impact of the Offer. It is a summary only and the full financial accounts for Whitehaven for the financial periods described below, which include the notes to the accounts, can be found in Whitehaven’s annual reports and half yearly reports for those periods.

(b) Historical financial information on the Whitehaven Group

(1) Condensed balance sheet

(A) As at 30 June 2008

Section 5.9 of the Target’s Statement contains a summarised historical balance sheet of the Whitehaven Group as at 30 June 2008 which has been extracted from the audited consolidated balance sheet of the Whitehaven Group as at 30 June 2008, being the date of the last audited balance sheet prior to the date of this Bidder’s Statement.

(B) As at 31 December 2008

Section 5.9 of the Target’s Statement contains a summarised historical balance sheet of the Whitehaven Group as at 31 December 2008 which has been extracted from the reviewed consolidated balance sheet of the Whitehaven Group as at 31 December 2008, being the last reviewed balance date prior to the date of this Bidder’s Statement.

A full copy of Whitehaven’s financial results in respect of the half year ended 31 December 2008, as released to ASX on 27 February 2009, are attached to the Target’s Statement at Attachment C.

(2) Condensed income statement

(A) Year ended 30 June 2008

Section 5.9 of the Target’s Statement contains a condensed income statement of the Whitehaven Group for the 12 month period ended 30 June 2008 which is stated to have been extracted from the audited consolidated income statement of the Whitehaven Group as at 30 June 2008, being the last audited financial period prior to the date of this Bidder’s Statement.

(B) Six months ended 31 December 2008

Section 5.9 of the Target’s Statement contains a condensed income statement of the Whitehaven Group for the 6 month period ended 31 December 2008 which is stated to have been extracted from the reviewed consolidated income statement for the half year ended 31 December 2008 as released to ASX on 27 February 2009.

A full copy of Whitehaven’s financial results in respect of the half year ended 31 December 2008, as released to ASX on 27 February 2009, are attached to the Target’s Statement at Attachment C.

(3) Quarterly report

A full copy of Whitehaven’s quarterly report in respect of the period ended 31 March 2009 appears in Annexure D of the Target’s Statement.

4.6 OTHER MATERIAL INFORMATION ON THE WHITEHAVEN GROUP

Further material information relating to the Whitehaven Group may be contained in the Target’s Statement, which you should read in its entirety before deciding whether or not to accept the Offer.

4.7 PUBLICLY AVAILABLE INFORMATION ABOUT WHITEHAVEN GROUP

Whitehaven is a listed disclosing entity for the purposes of the Corporations Act and as such is subject to regular reporting and disclosure obligations. Specifically, as a listed company, Whitehaven is subject to the Listing Rules which require continuous disclosure of any information Whitehaven has concerning it that a reasonable person would expect to have a material effect on the price or value of its securities.

ASX maintains files containing publicly disclosed information about all listed companies. Whitehaven’s file is available for inspection at ASX during normal business hours.

In addition, Whitehaven is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by Whitehaven may be obtained from, or inspected at, an ASIC office.

A substantial amount of information about Whitehaven is available in electronic form from: www.whitehaven.net.au.

Further information relating to Whitehaven is contained in its Target’s Statement which is bound together with this Bidder’s Statement. You should read the Target’s Statement in full before deciding whether to accept the Offer.

4.8 ANNOUNCEMENT BY WHITEHAVEN IN RELATION TO THE OFFER

A joint public announcement was published on the ASX by Whitehaven and Gloucester on 20 February 2009 in relation to the Offer. A copy of that announcement is contained in Attachment 1 of this Bidder’s Statement.

5. INFORMATION ON WHITEHAVEN’S SECURITIES

5.1 WHITEHAVEN’S ISSUED SECURITIES

According to information provided by Whitehaven to Gloucester, as at the date of this Bidder’s Statement, Whitehaven’s issued securities consisted of:

•	407,146,935 Whitehaven Shares; and

•	22 Whitehaven Options which cumulatively convert into 18,185,866 Whitehaven Shares.

The exercise prices and expiry dates for the Whitehaven Options on issue as at the date of this Bidder’s Statement are as follows:

NUMBER OF WHITEHAVEN OPTIONS	EXERCISE PRICE	EXPIRY DATE	NUMBER OF WHITEHAVEN SHARES WHICH THE WHITEHAVEN OPTIONS CUMULATIVELY CONVERT INTO
4	$1.00	4 April 2017	14,652,532	*
2	$1.00	30 June 2009	66,666
3	$1.00	30 June 2010	100,001
1	$1.00	31 December 2010	16,667
1	$1.00	30 June 2011	16,666
2	$1.00	26 October 2011	66,666
1	$1.00	2 November 2011	33,333
1	$1.00	30 June 2012	33,334
1	$2.50	21 October 2012	3,000,000
2	$1.00	26 October 2012	66,666
1	$1.00	2 November 2012	33,333
2	$1.00	26 October 2013	66,668
1	$1.00	2 November 2013	33,334

*

The Whitehaven Options referred to in this row are subject to vesting conditions. The first tranche of these Whitehaven Options (which cumulatively convert into 7,246,554 Shares are subject to the Whitehaven Share price reaching $4.50. The second tranche of these Whitehaven Options (which cumulatively convert into 7,405,978 Whitehaven Shares) are subject to the Whitehaven Share price reaching $5.00.

In addition, Whitehaven has entered into a share subscription and option deed with Dalara Investments Pty Limited as trustee for the AJ and LM Davies Family Trust for the issue of 2,500,000 Whitehaven Shares and the grant of the following three tranches of Whitehaven Options:

OPTION NUMBER	NUMBER OF WHITEHAVEN SHARES WHICH THE WHITEHAVEN OPTIONS CUMULATIVELY CONVERT INTO	EXERCISE PRICE	VESTING DATE	EXPIRY DATE
Tranche One	1,666,666	$1.70	31 October 2009	31 October 2013
Tranche Two	1,666,667	$1.70	31 October 2010	31 October 2013
Tranche Three	1,666,667	$1.70	31 October 2011	31 October 2013

The issue of the above mentioned 2,500,000 Whitehaven Shares, and the grant of the above mentioned Whitehaven Options, to Dalara Investments Pty Limited as trustee for the AJ and LM Davies Family Trust, are subject to the approval of the Whitehaven Shareholders. Gloucester consented to the issue and grant of these securities.

5.2 WHITEHAVEN SHARE AND OPTION PLAN

According to information provided by Whitehaven to Gloucester and documents provided by Whitehaven to ASX, as at the date of this Bidder’s Statement, Whitehaven had the following share and option plan in operation.

Long term incentive plan (LTI)

The objective of LTI compensation is to reward and retain key management personnel in a manner which aligns this element of compensation with the creation of shareholder wealth. As such LTI grants are made to employees who are able to influence the generation of shareholder wealth and therefore have a direct impact on Whitehaven’s performance. LTI grants to executives are delivered in the form of Whitehaven Options. The outstanding Whitehaven Options that have been granted under the LTI are set out in the following table.

OPTION HOLDER	NUMBER OF WHITEHAVEN SHARES SUBJECT TO THE WHITEHAVEN OPTIONS	STRIKE PRICE OF WHITEHAVEN OPTION	EXPIRY DATE
A Perrin	33,333	$1.00	26-Oct-11
A Perrin	33,333	$1.00	26-Oct-12
A Perrin	33,334	$1.00	26-Oct-13
C Dieben	33,333	$1.00	30-Jun-10
C Dieben	16,667	$1.00	31-Dec-10
C Dieben	16,666	$1.00	30-Jun-11
C Dieben	33,334	$1.00	30-Jun-12
G Duncan	33,333	$1.00	26-Oct-11
G Duncan	33,333	$1.00	26-Oct-12
G Duncan	33,334	$1.00	26-Oct-13
B Cullen	33,333	$1.00	2-Nov-11
B Cullen	33,333	$1.00	2-Nov-12
B Cullen	33,334	$1.00	2-Nov-13
T Galligan	33,333	$1.00	30-Jun-09
T Galligan	33,334	$1.00	30-Jun-10
R Stewart	3,000,000	$2.50	21-Oct-12
L Whitton	33,333	$1.00	30-Jun-09
L Whitton	33,334	$1.00	30-Jun-10

5.3 INTERESTS IN WHITEHAVEN SECURITIES

As at the date of this Bidder’s Statement:

•	Gloucester’s voting power in Whitehaven was nil;

•	Gloucester had a relevant interest in no Whitehaven Shares; and

•	Gloucester had a relevant interest in no Whitehaven Options.

As at the date of the Offer:

•	Gloucester’s voting power in Whitehaven was nil;

•	Gloucester had a relevant interest in no Whitehaven Shares; and

•	Gloucester had a relevant interest in no Whitehaven Options.

5.4 DEALINGS IN WHITEHAVEN SHARES AND WHITEHAVEN OPTIONS

(a) Four months before the date of this Bidder’s Statement

Neither Gloucester nor any Associate of Gloucester has provided, or agreed to provide, consideration for Whitehaven Shares or Whitehaven Options under any purchase or agreement during the 4 months before the date of this Bidder’s Statement, except as described below.

(1) Whitehaven Shares

HOLDER OF RELEVANT INTEREST	DATE OF DEALING	NUMBER OF WHITEHAVEN SHARES	DESCRIPTION OF DEALING
FRC Whitehaven Holdings BV	19 February 2009	35,460,016	Entry into a Pre-Bid Acceptance Deed
AMCI International AG	19 February 2009	29,124,597	Entry into a Pre-Bid Acceptance Deed
HFTT Pty Ltd as trustee for the Haggarty Family Trust	19 February 2009	8,388,602	Entry into a Pre-Bid Acceptance Deed
Ranamok Pty Ltd as trustee for the Plummer Family Trust	19 February 2009	8,049,025	Entry into a Pre-Bid Acceptance Deed

As mentioned in section 5.4(c) below, these Pre-Bid Acceptance Deeds have since lapsed.

(2) Whitehaven Options

No dealings.

(b) Period between the date of this Bidder’s Statement and the date immediately before the date of the Offer

Neither Gloucester nor any Associate of Gloucester has provided, or agreed to provide, consideration for Whitehaven Shares or Whitehaven Options under any purchase or agreement during the period starting on the date of this Bidder’s Statement and ending on the date immediately before the date of the Offer.

(c) Pre-Bid Acceptance Deeds

On 19 February 2009, Gloucester entered into separate pre-bid acceptance deeds (the Pre-Bid Acceptance Deeds) in respect of 81,022,240 Whitehaven Shares, in aggregate, representing approximately 19.9% of the Whitehaven Shares, with the four persons listed in the table below in respect of the number of Whitehaven Shares listed in that table.

PARTY	NUMBER OF WHITEHAVEN SHARES	PERCENTAGE (%) OF TOTAL NUMBER OF WHITEHAVEN SHARES (BASED ON AN ISSUED SHARE CAPITAL OF 407,146,935 WHITEHAVEN SHARES)
FRC Whitehaven Holdings BV	35,460,016	8.71
AMCI International AG	29,124,597	7.15
HFTT Pty Ltd as trustee for the Haggarty Family Trust	8,388,602	2.06
Ranamok Pty Ltd as trustee for the Plummer Family Trust	8,049,025	1.98

Each of the Pre-Bid Acceptance Deeds lapsed in accordance with their terms on 21 March 2009 as the Offer was not made on or before 20 March 2009.

Gloucester sent copies of the Pre-Bid Acceptance Deeds to the ASX on 23 February 2009.

5.5 RECENT SHARE PRICE PERFORMANCE OF WHITEHAVEN

The last recorded sale price of Whitehaven Shares on ASX on the date before the Announcement Date was $1.52.

The last recorded sale price of Whitehaven Shares on ASX on 24 April 2009 was $1.95.

The highest recorded sale price of Whitehaven Shares on ASX in the 4 month period ending on 24 April 2009 was $2.12.

The lowest recorded sale price of Whitehaven Shares on ASX in the 4 month period ending on 24 April 2009 was $1.06.

The following chart shows the last sale price of Whitehaven Shares on the ASX in the period starting on 24 December 2008 and ending on 24 April 2009.

FIGURE 5.5: WHITEHAVEN SHARE PRICE HISTORY

Source: IRESS

5.6 OFFERS TO HOLDERS OF WHITEHAVEN OPTIONS

(a) Introduction

Gloucester will make offers to the following holders of Whitehaven Options:

•	HFTT Pty Limited as trustee for the Haggarty Family Trust (the Haggarty Option Offer);

•	Ranamok Pty Limited as trustee for the Plummer Family Trust (the Plummer Option Offer);

•	Dalara Investments Pty Limited as trustee for the AJ and LM Davies Family Trust (the Davies Option Offer); and

•	various other persons (the Other Option Offers).

(b) The Haggarty Option Offer and Plummer Option Offer

Under the Haggarty Option Offer and Plummer Option Offer, Gloucester will offer to grant Gloucester Options to the respective trustees in consideration for them agreeing to the termination and cancellation of their Whitehaven Options. These offers will be conditional on the Offer becoming wholly unconditional. The relevant Gloucester Options will:

•	replicate, to the extent practicable, the economic position that the trustees currently have under their Whitehaven Options;

•

lapse if either Tony Haggarty or Andy Plummer (as the case may be) retires as a Gloucester Director or, in the absence of such retirement, on 3 April 2017 (as is currently the case under the Whitehaven Options); and

•	have the following key economic terms:

OPTION NUMBER	MAXIMUM NUMBER OF GLOUCESTER SHARES THAT THE GLOUCESTER OPTIONS MAY CUMULATIVELY CONVERT INTO	EXERCISE PRICE	VESTING CONDITION
Tranche One	1,478,889	$2.45	Gloucester Share price reaches $11.03
Tranche Two	1,511,424	$2.45	Gloucester Share price reaches $12.25

(c) The Davies Option Offer

Under the Davies Option Offer, Gloucester will offer to grant Gloucester Options to the relevant trustee; provided that, if the trustee has already been granted Whitehaven Options pursuant to the share subscription and option deed between the trustee and Whitehaven referred to in section 5.1 of this Bidder’s Statement (noting that the grant of the Whitehaven Options is subject to the approval of the Whitehaven Shareholders), the offer will be conditional on the trustee agreeing to the termination and cancellation of its Whitehaven Options. The offer will also be conditional on the Offer becoming wholly unconditional and the grant of the Gloucester Options will be conditional on the approval of Gloucester’s Shareholders.

The relevant Gloucester Options will:

•	replicate, to the extent practicable, the economic position that the trustee currently has (or is proposed to have, when the options are granted) under its Whitehaven Options;

•	lapse if Allan Davies retires as a Gloucester Director; and

•	have the following key economic terms:

OPTION NUMBER	NUMBER OF GLOUCESTER SHARES THAT THE GLOUCESTER OPTIONS MAY CUMULATIVELY CONVERT INTO	EXERCISE PRICE	VESTING DATE	EXPIRY DATE
Tranche One	680,272	$4.17	31 October 2009	31 October 2013
Tranche Two	680,272	$4.17	31 October 2010	31 October 2013
Tranche Three	680,272	$4.17	31 October 2011	31 October 2013

Gloucester will also offer the relevant trustee the opportunity to subscribe for 1,020,408 Gloucester Shares for $3.80 per Gloucester Share (which price has been determined by multiplying the price at which the trustee may subscribe for 2,500,000 Whitehaven Shares under the share subscription and option deed between the trustee and Whitehaven referred to in section 5.1 of this Bidder’s Statement (namely $1.55 per Whitehaven Share) multiplied by 2.45) provided that the trustee has not already subscribed for Whitehaven Shares pursuant to a share subscription notice and option deed between the trustee and Whitehaven (noting that its subscription of Whitehaven Shares is subject to the approval of the Whitehaven Shareholders). This offer will be conditional on the Offer becoming unconditional and the subscription will be conditional on the approval of Gloucester’s Shareholders (which approval Gloucester intends to seek at its 2009 annual general meeting).

(d) The Other Option Offers

Under the Other Option Offers, Gloucester will, in consideration for the relevant Whitehaven option holders agreeing to terminate and cancel all of their Whitehaven Options, offer to grant Gloucester Options to those persons. Such offers will be conditional on the Offer becoming wholly unconditional.

The relevant Gloucester Options will:

•	replicate, to the extent practicable, the economic position that the holders currently have under their Whitehaven Options; and

•	have the following key economic terms:

FEATURES OF THE WHITEHAVEN OPTIONS				FEATURES OF THE GLOUCESTER OPTIONS
OPTION NUMBER	NUMBER OF WHITEHAVEN SHARES THAT THE WHITEHAVEN OPTIONS MAY CONVERT INTO	EXERCISE PRICE	EXPIRY DATE	NUMBER OF GLOUCESTER SHARES THAT THE GLOUCESTER OPTIONS MAY CONVERT INTO	EXERCISE PRICE	EXPIRY DATE
1	33,333	$1.00	26-Oct-11	13,605	$2.45	26-Oct-11
2	33,333	$1.00	26-Oct-12	13,605	$2.45	26-Oct-12
3	33,334	$1.00	26-Oct-13	13,606	$2.45	26-Oct-13
4	33,333	$1.00	30-Jun-10	13,605	$2.45	30-Jun-10
5	16,667	$1.00	31-Dec-10	6,803	$2.45	31-Dec-10
6	16,666	$1.00	30-Jun-11	6,802	$2.45	30-Jun-11
7	33,334	$1.00	30-Jun-12	13,606	$2.45	30-Jun-12
8	33,333	$1.00	26-Oct-11	13,605	$2.45	26-Oct-11
9	33,333	$1.00	26-Oct-12	13,605	$2.45	26-Oct-12
10	33,334	$1.00	26-Oct-13	13,606	$2.45	26-Oct-13
11	33,333	$1.00	2-Nov-11	13,605	$2.45	2-Nov-11
12	33,333	$1.00	2-Nov-12	13,605	$2.45	2-Nov-12
13	33,334	$1.00	2-Nov-13	13,606	$2.45	2-Nov-13
14	33,333	$1.00	30-Jun-09	13,605	$2.45	30-Jun-09
15	33,334	$1.00	30-Jun-10	13,606	$2.45	30-Jun-10
16	3,000,000	$2.50	21-Oct-12	1,224,490	$6.13	21-Oct-12
17	33,333	$1.00	30-Jun-09	13,305	$2.45	30-Jun-09
18	33,334	$1.00	30-Jun-10	13,306	$2.45	30-Jun-10

5.7 EFFECT OF THE OFFER ON WHITEHAVEN OPTIONS

The Offer extends to Whitehaven Shares that are issued on the exercise of Whitehaven Options during the period from the Register Date to the end of the Offer Period.

If Gloucester and its Associates have relevant interests in at least 90% of the Whitehaven Shares during, or at the end of, the Offer Period, Gloucester will (if it and its Associates have a relevant interest in more than 90% of Whitehaven Shares at the time) give a notice of compulsory acquisition to all holders of outstanding Whitehaven Shares, even if the Whitehaven Shares to which those notices relate are issued:

•	after the Offer closes but before the notices are given (pursuant to section 661A(4)(b) of the Corporations Act); or

•	on exercise of Whitehaven Options, up to 6 weeks after the notices are given (pursuant to section 661A(4)(c) of the Corporations Act).

If not all of the Whitehaven Options are acquired by Gloucester or cancelled pursuant to the Option Offers (referred to in paragraph 5.6 above), and Gloucester is entitled to compulsorily acquire any outstanding Whitehaven Shares, Gloucester presently intends to seek to compulsorily acquire or cancel any outstanding Whitehaven Options pursuant to Part 6A.2 of the Corporations Act, although it reserves the right not to do so.

5.8 PRE OFFER BENEFITS

During the period of 4 months before the date of this Bidder’s Statement, neither Gloucester nor any Associate of Gloucester gave, or offered to give, or agreed to give a benefit to another person which was likely to induce the other person, or an Associate of the other person, to:

•	accept the Offer; or

•	dispose of Whitehaven Shares,

and which is not offered to all holders of Whitehaven Shares under the Offer, except for the Pre-Bid Acceptance Deeds.

During the period from the date of this Bidder’s Statement to the date before the date of the Offer, neither Gloucester nor any Associate of Gloucester gave, or offered to give, or agreed to give a benefit to another person which was likely to induce the other person, or an Associate of the other person, to:

•	accept the Offer; or

•	dispose of Whitehaven Shares,

and which is not offered to all holders of Whitehaven Shares under the Offer.

5.9 NO ESCALATION AGREEMENTS

Neither Gloucester nor any Associate of Gloucester has entered into any escalation agreement that is prohibited by section 622 of the Corporations Act.

6. SOURCES OF CONSIDERATION

The consideration for the acquisition of the Whitehaven Shares to which the Offer relates will be satisfied wholly by the issue of Gloucester Shares.

Subject to the fulfilment or waiver of the conditions to the Offer, there is no restriction on the ability of Gloucester to issue the maximum number of Gloucester Shares which it may be required to issue under the Offer.

Based on the number of Whitehaven Shares and Whitehaven Options on issue as at the date of this Bidder’s Statement (as set out in section 5.1 of this Bidder’s Statement):

(a)	the maximum number of Gloucester Shares that would be required to be issued under the Offer if every Whitehaven Shareholder accepted the Offer is 166,182,422 Gloucester Shares; and

(b)	if all Whitehaven Options (excluding the 5,000,000 Whitehaven Options that are proposed to be granted to Mr Davies) were exercised and converted into Whitehaven Shares during the Offer Period, and every Whitehaven Optionholder accepted the Offer in respect of their new Whitehaven Shares, an additional 7,422,802 Gloucester Shares would be required to be issued under the Offer.

If the above number of Gloucester Shares is issued, the total number of Gloucester Shares that would be issued under the Offer would be 173,605,224 Gloucester Shares.

Assuming none of the Whitehaven Optionholders exercise their Whitehaven Options, the number of Gloucester Shares expected to be on issue, following completion of the Offer, assuming every Whitehaven Shareholder accepted the offer, is 247,836,555.

7. RATIONALE FOR THE MERGER AND INTENTIONS IN RESPECT OF THE MERGED GROUP

7.1 OVERVIEW OF THE OFFER AND RATIONALE FOR THE MERGER

(a) Overview of the Offer

Under the terms of the Offer, Whitehaven Shareholders who accept the Offer will receive 1 Gloucester Share for every 2.45 Whitehaven Shares they hold. Gloucester Shareholders will continue to hold their existing Gloucester Shares.

The Offer is subject to a number of conditions including an 80% minimum acceptance condition. The Offer is not conditional on the approval of Gloucester’s Shareholders. However, the Offer is conditional on no superior proposal being made or announced for Gloucester (see section 11.2 of this Bidder’s Statement for further details).

The full terms and the conditions of the Offer are set out in section 12 of this Bidder’s Statement.

(b) Rationale for the merger

The rationale for the merger is as follows:

•

Coal blending synergies – the merger is expected to generate significant synergies, primarily associated with blending Gloucester’s high sulphur, high ash thermal coal with Whitehaven’s low sulphur, low ash thermal coal. There is also the potential to create a semi-soft coking coal by blending Gloucester’s lower ash thermal coal (some of which has coking coal characteristics) with Whitehaven’s PCI coal. These synergies are discussed in section 8.2 of this Bidder’s Statement.

•

Potential operational synergies – other potential synergies expected from the merger include benefits from operating practices that should become available to a larger group and potential for limited head office rationalisation. These synergies are also discussed in section 8.2 of this Bidder’s Statement.

•

Quality portfolio of operating coal assets – stable, low risk and low cost operations in NSW, exporting thermal and metallurgical coal via the Port of Newcastle to major long term customers, primarily in North Asia. Operating mines owned by the Merged Group will be the Canyon, Sunnyside, Tarrawonga, Rocglen, Werris Creek, Stratford and Duralie mines.

•

Major growth projects – the Merged Group will own high quality open cut and underground coal assets spanning early exploration, development and production. Assets in the development stage include Narrabri in the Gunnedah basin and Clareval (at Duralie) in the Gloucester basin.

•

Product and mine type diversification – the Merged Group is expected to provide both groups of shareholders with increased diversity of operations (including in terms of the number of mines, the geographic location of the mines and a greater number of customers and products). Port diversification should also enhance the flexibility of the Merged Group to diversify risk and optimise production and sales.

•

Strong balance sheet – the Merged Group should have a strong balance sheet. The aggregate net cash position of Gloucester and Whitehaven as at 31 March 2009 was $74 million after deducting all interest bearing liabilities but before pro forma balance sheet adjustments in respect of transaction costs.[1]

[1]

The net cash position as at 31 March 2009 of $74 million is an aggregate of the cash balance of Gloucester and Whitehaven of $58 million and $102 million respectively, less the interest bearing liabilities of Whitehaven of $86 million. The interest bearing liabilities of Whitehaven are calculated as at 31 March 2009 in a manner consistently with those reported in the financial statements of Whitehaven for the six months ended 31 December 2008 and comprise of $63 million of finance lease liabilities and a $23 million liability from Whitehaven’s interest bearing commitment to underwrite a portion of the funding of the Muswellbrook to Narrabri rail infrastructure.

•

Increased market capitalisation and liquidity – based on the respective market capitalisations of Gloucester and Whitehaven as at 24 April 2009, the Gloucester Directors and the Whitehaven Directors expect the Merged Group to have a market capitalisation of approximately $1.2 billion[2]. In addition, the Gloucester Directors and Whitehaven Directors expect the average daily number of Gloucester Shares traded will, following completion of the merger, increase as a result of a larger absolute free float.

7.2 INTRODUCTION IN RELATION TO INTENTIONS

The intentions set out in this section of the Bidder’s Statement represent the intentions of Gloucester and Whitehaven and also of the Gloucester Directors and the Whitehaven Directors (other than Mr Hans Mende, who is the only Whitehaven director not becoming a director of Gloucester), and have been formed on the basis of facts and information concerning Gloucester and Whitehaven, and the general business environment, which are known at the time of preparing this Bidder’s Statement. Final decisions will only be reached by the directors in light of material information and circumstances at the relevant time. Accordingly, the statements set out in this section are statements of current intention only and accordingly may vary as new information becomes available or circumstances change.

The articulation and formulation of the intentions are necessarily limited by virtue of the fact that Gloucester and Whitehaven have only had access to publicly available information, and limited non-public information, about each other and their respective affairs.

7.3 INTENTIONS IF WHITEHAVEN BECOMES A WHOLLY OWNED CONTROLLED ENTITY

This section 7.3 describes the intentions of Gloucester and Whitehaven and also of the Gloucester Directors and the Whitehaven Directors (other than Mr Hans Mende, who is the only Whitehaven director not becoming a director of Gloucester), if Gloucester acquires a relevant interest in 90% or more of the Whitehaven Shares, and so becomes entitled to proceed to compulsory acquisition of outstanding Whitehaven Shares in accordance with Part 6A.1 of the Corporations Act.

In that circumstance, the current intentions are as follows:

(a) Corporate matters

•

It is intended to cause Gloucester to proceed with compulsory acquisition of the outstanding Whitehaven Shares in accordance with the provisions of Part 6A.1 of the Corporations Act, including any Whitehaven Shares which are issued after the close of the Offer as a result of the exercise of Whitehaven Options (see section 5.7 of this Bidder’s Statement).

•	It is intended that Whitehaven will be removed from the ASX official list after the end of the Offer Period.

•

Mr John Conde, Chairman of Whitehaven, will become Chairman of Gloucester and Mr Andy Hogendijk, current Chairman of Gloucester, will become Deputy Chairman of Gloucester. Mr Tony Haggarty, current Managing Director of Whitehaven, will become Managing Director of Gloucester for a period of time after which, it is expected that the role will be transitioned to Mr Rob Lord, the current Managing Director of Gloucester.

•

The current directors of Gloucester will remain on the board of Gloucester and will be joined by the current directors of Whitehaven (with the exception of Mr Hans Mende), with an intention of reducing the number of directors in due course.

[2]	Based on the sum of the market capitalisations of Gloucester and Whitehaven as at close of trading on the ASX on 24 April 2009.

•

The senior management team will be formed from the two companies’ existing management teams. Given the lean management structure of both companies and the development pipeline of the Merged Group, overlap of roles is expected to be minimal.

•	It is intended that Gloucester will be renamed, reflecting the new and expanded business that will be created through the merger.

(b) General operational review

After the end of the Offer Period, it is intended that a broad based review of the Merged Group’s operations will be conducted on both a strategic and financial level to:

•	evaluate the Merged Group’s performance, profitability and prospects;

•	evaluate the strategy of the Merged Group; and

•	identify opportunities for revenue enhancement and operating synergies derived from a larger portfolio of assets.

In the course of this review, it is intended that there will be a focus on a number of key specific areas including (but not limited to):

•	coal blending opportunities;

•	new market opportunities;

•	availability and optimisation of port resources;

•	review and optimisation of the capital expenditure program of the Merged Group;

•	the opportunity for procurement benefits resulting from having a larger level of production;

•	the management structure of the Merged Group; and

•	the most appropriate location for the head office of the Merged Group.

(c) Specific intentions

Following the end of the Offer Period, it is intended that the Merged Group will:

•	continue to conduct the current core business of Gloucester and Whitehaven, namely the exploration, development, operations and marketing of thermal and metallurgical coal products;

•

continue to operate Gloucester’s and Whitehaven’s existing operations, and proceed with the planned expansion projects including construction of Whitehaven’s Narrabri North underground deposit and Gloucester’s Clareval deposit;

•	build on, and leverage, the current marketing capabilities of Gloucester and Whitehaven;

•	introduce some new blended coal products; and

•	rationalise certain head office activities.

(d) Impact on employees

As a result of the implementation of the above intentions, it is possible that certain organisational functions, for example, those relating to the maintenance of Whitehaven’s listing on the ASX, will become redundant. Some job losses may occur as a result; however, the incidence, extent and timing of such job losses cannot be predicted.

Where possible, job losses will be sought to be minimised through redeployment of the relevant employees elsewhere in the Merged Group. If redundancies do occur, the relevant employees will receive benefits in accordance with their contractual and other legal entitlements.

7.4 INTENTIONS IF WHITEHAVEN BECOMES A PART OWNED CONTROLLED ENTITY

The Offer is conditional on Gloucester acquiring a relevant interest in at least 80% of the Whitehaven Shares. Gloucester has no current intention of waiving that condition. As noted in section 11.4 of this Bidder’s Statement, Gloucester has agreed with Whitehaven in the Merger Implementation Agreement that it will not free the Offer from the 80% minimum acceptance condition without the prior written consent of Whitehaven.

This section 7.4 describes Gloucester’s intentions if Whitehaven becomes a controlled entity of Gloucester, but Gloucester is not entitled to proceed to compulsory acquisition in accordance with Part 6A.1 of the Corporations Act.

In that circumstance, the current intentions of Gloucester and Whitehaven and also of the Gloucester Directors and the Whitehaven Directors (who will all, with the exception of Mr Hans Mende, become directors of Gloucester) are as set out below:

(a) Corporate matters

After the end of the Offer Period, it is intended that:

•	the intentions described in section 7.3 will be implemented to the extent that it is possible to do so;

•

subject to continued compliance by Whitehaven with the Listing Rules, to consider whether it would be appropriate to maintain Whitehaven’s listing on the ASX (although Whitehaven Shareholders should be aware that in this circumstance the liquidity of Whitehaven Shares on ASX may be materially adversely affected); and

•

to the extent that activities and functions, including management and other services, presently carried out by Gloucester and Whitehaven will be duplicated, such duplication will be eliminated where it is economically efficient to do so.

It is possible that, even if Gloucester is not entitled to proceed to compulsory acquisition of minority holdings after the end of the Offer Period under Part 6A.1 of the Corporations Act, it may subsequently become entitled to exercise rights of general compulsory acquisition under Part 6A.2 of the Corporations Act; for example, as a result of acquisitions of Whitehaven Shares in reliance on the ‘3% creep’ exception in item 9 of section 611 of the Corporations Act. If so, it is presently intended that Gloucester will exercise those rights; however, it reserves the right not to do so.

(b) General operational review

After the end of the Offer Period, it is intended that there be conducted an immediate, broad based review of the Merged Group’s operations on both a strategic and financial level, along similar lines to that described in section 7.3(b).

(c) Limitations in giving effect to intentions

The ability to implement the intentions set out in this section 7.4, will be subject to the legal obligations of the directors to have regard to the interests of Whitehaven and all Whitehaven Shareholders, and the requirements of the Corporations Act and the Listing Rules relating to transactions between related parties. A decision will only be made on the above mentioned courses of action following legal and financial advice in relation to those requirements.

7.5 INTENTIONS IF GLOUCESTER DOES NOT ACQUIRE CONTROL OF WHITEHAVEN

If Gloucester waives its 80% minimum acceptance condition and acquires less than 50.1% of the Whitehaven Shares, the interest in Whitehaven will become an investment of Gloucester which would be reviewed by Gloucester in accordance with its usual investment policies.

Gloucester has no current intention of waiving its 80% minimum acceptance condition and particularly not in circumstances where it does not already have a relevant interest in at least 50.1% of the Whitehaven Shares. As noted in section 11.4 of this Bidder’s Statement, Gloucester has agreed with Whitehaven in the Merger Implementation Agreement that it will not free the Offer from the 80% minimum acceptance condition without the prior written consent of Whitehaven.

7.6 DIVIDENDS

The finalisation of the dividend policy of the Merged Group will be a high priority matter for the board of the Merged Group to address in conjunction with the broad based review of the Merged Group’s operations referred to in section 7.3(b) and section 7.4(b) above.

With respect to ongoing management of cash, the Gloucester Directors and the Whitehaven Directors expect that the first priority will be to invest in the business of the Merged Group to create long-term value. In this regard, the Merged Group will have a number of major projects that are expected to create value for shareholders, including the development of Narrabri North Stage 1 (which is currently in the construction phase) and Narrabri North Stage 2 (which is currently in the feasibility stage). The second priority is expected to be to manage the balance sheet—a key focus in the current economic environment. The third priority is expected to be to return value to shareholders, which can be through dividends or other initiatives such as share buy backs (as previously employed by Gloucester).

In the event that Whitehaven becomes a controlled entity of Gloucester, but Gloucester is not entitled to proceed to compulsory acquisition in accordance with Part 6A.1 of the Corporations Act, the Gloucester Directors and the Whitehaven Directors would expect to apply consistent criteria to determining the dividend policies of each company. However, Whitehaven is the owner of the Narrabri project which has significant capital requirements and, accordingly, short term dividends from Whitehaven are likely to be lower than short term dividends from Gloucester.

The above indication of the future dividend policy of the Merged Group is, in addition to the broad based review, subject to the contingencies of future years and time limits, including, but not limited to, the ongoing funding needs of the Merged Group, coal prices, royalties and development project costs. The future dividend policy of the Merged Group is also subject to the risk factors contained in section 9 of this Bidder’s Statement.

7.7 OTHER INTENTIONS

Subject to the matters described above in this section 7 and elsewhere in this Bidder’s Statement and, in particular, the completion of the strategic review of operations of the Merged Group, it is the intention of Gloucester and Whitehaven and of the Gloucester Directors and the Whitehaven Directors (who will all, with the exception of Mr Hans Mende, become directors of Gloucester), other than Mr Hans Mende, on the basis of the facts and information concerning Gloucester and Whitehaven that are known to them and the existing circumstances affecting the assets and operations of Gloucester and Whitehaven at the date of this Bidder’s Statement, that:

•	the business of Gloucester and Whitehaven will be conducted in a similar manner as at the date of this Bidder’s Statement;

•	there will be no redeployment of the fixed assets of Gloucester or Whitehaven; and

•	the present employees of Gloucester and Whitehaven will continue to be employed by the Merged Group.

8. EFFECT OF THE OFFER ON GLOUCESTER AND PROFILE OF THE MERGED GROUP

8.1 CORPORATE ACTIVITIES AND STRATEGY OF THE MERGED GROUP

The Gloucester Directors and Whitehaven Directors believe the combination of Gloucester and Whitehaven will bring significant benefits to Whitehaven Shareholders and Gloucester Shareholders. These benefits are expected to include greater diversification, a more balanced and complementary portfolio of stable, quality producing assets and development opportunities, blending and operational synergies and an enhanced flexibility to pursue both organic and acquisition opportunities.

The broad strategic direction envisaged for the Merged Group is based on the following multi-phased strategy, focused on creating shareholder value:

(a) Optimising and expanding existing operations and projects

The enlarged board of Gloucester following completion of the merger will be focused on maximising the value from Gloucester and Whitehaven’s existing producing assets and committing capital in a disciplined and value focused manner to deliver existing development projects.

(b) Develop an enhanced pipeline of projects

Where it is in the best interest of shareholders, the Gloucester Directors and the Whitehaven Directors expect the Merged Group to seek to continue to explore the development of a number of key projects in both the Gloucester and Gunnedah basins. In addition, the Gloucester Directors and the Whitehaven Directors will be focused on leveraging its enhanced scale, balance sheet position and cash flow to assess value accretive acquisition opportunities.

(c) A focus on extracting available synergies

The enlarged board of Gloucester following completion of the merger will be focused on maximising value through the realisation of the synergies referred to in section 8.2 of this Bidder’s Statement.

8.2 SYNERGIES

(a) Blending synergies

The Gloucester Directors and the Whitehaven Directors expect that the Merged Group will benefit from revenue benefits from coal blending which, over the medium term, are expected to average at least $10 million per annum on a pre-tax basis. These blending synergies involve combining Gloucester’s high sulphur, high ash thermal coal with Whitehaven’s low sulphur, low ash thermal coal. They also involve blending Gloucester’s lower ash thermal coal (some of which has coking coal characteristics) with Whitehaven’s PCI coal to create a new semi-soft coking coal blend. It is anticipated that there will be approximately 4 million tonnes of combined coal that will be subject to blending in the medium term and the anticipated pricing benefit is expected to be at least US$2.00 per tonne.

(b) Potential tax synergies

The Gloucester Directors and the Whitehaven Directors understand that, if 100% of the Shares in Whitehaven are acquired by Gloucester, the taxation value of Whitehaven’s assets, including depreciable mining tenements at Narrabri, should be reset. If the taxation values of depreciable assets increase, the Merged Group may be able to claim additional tax depreciation each year against its assessable income. The amounts of any reset and the potential depreciation cannot be calculated until the value of Gloucester Shares issued for the acquisition of Whitehaven (at the date of issue) is known and the fair value of Whitehaven’s assets and liabilities is determined.

(c) Other potential synergies

The Gloucester Directors and the Whitehaven Directors believe that other potential synergies that the Merged Group may benefit from as a result of the merger include:

•	benefits from operating practices that should become available to a larger group, including sharing of technical expertise;

•	an enhanced ability to optimise production in an infrastructure constrained environment and therefore maximise the revenues and margins of the Merged Group; and

•	limited head office rationalisation.

The synergies referred to in this section 8.2(b) are potential synergies only and there is no guarantee that any of them will be realised.

8.3 PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS FOR THE MERGED GROUP

(1) Introduction

This section 8.3 of this Bidder’s Statement contains the pro forma historical condensed balance sheet for the Merged Group, reflecting the combined businesses of Whitehaven and Gloucester. The pro forma historical financial information is presented to provide Whitehaven Shareholders with an indication of the Merged Group assets and liabilities if the merger had occurred as at 31 December 2008, subsequent to the payment of dividends and assuming three scenarios: full acceptance of the offer, achieving the minimum acceptance level of 80% or achieving an acceptance level of 50.1%.

As the merger will take place in the future, it is likely that this information will differ from the actual financial information of the Merged Group as at the effective date of the merger, that being when all conditions under the Offer are fulfilled.

	GLOUCESTER	WHITEHAVEN	NOTE	PRO-FORMA ADJUSTMENTS AT 100%	MERGED GROUP – PRO-FORMA AT 100%	PRO-FORMA ADJUSTMENTS AT 80%	MERGED GROUP – PRO-FORMA AT 80%	PRO-FORMA ADJUSTMENTS AT 50.1%	MERGED GROUP – PRO-FORMA AT 50.1%
	31 DEC 2008 $M	31 DEC 2008 $M		31 DEC 2008 $M	31 DEC 2008 $M	31 DEC 2008 $M	31 DEC 2008 $M	31 DEC 2008 $M	31 DEC 2008 $M
Current assets
Cash and cash equivalents	25.0	76.6	(a), (c)	(32.2)	69.4	(32.2)	69.4	(32.2)	69.4
Trade and other receivables	24.1	172.4		—	196.5	—	196.5	—	196.5
Inventory	10.9	18.1		—	29.0	—	29.0	—	29.0
Deferred stripping	—	35.0		—	35.0	—	35.0	—	35.0
Total Current Assets	60.0	302.1		(32.2)	329.9	(32.2)	329.9	(32.2)	329.9
Non-current assets
Trade and other receivables	—	156.9		—	156.9	—	156.9	—	156.9
Property, plant and equipment and intangibles	89.7	441.4	(a)	290.5	821.6	377.6	908.7	136.7	667.8
Deferred tax assets	—	21.4		—	21.4	—	21.4	—	21.4
Deferred stripping and investments	31.3	—		—	31.3	—	31.3	—	31.3
Total non-current assets	121.0	619.7		290.5	1,031.2	377.6	1,118.3	136.7	877.4

Total assets	181.0	921.8		258.3	1,361.1	345.4	1,448.2	104.5	1,207.3
Current liabilities
Trade and other payables	12.4	40.2		—	52.6	—	52.6	—	52.6
Income tax liabilities	12.0	85.9		—	97.9	—	97.9	—	97.9
Interest bearing loans and borrowings	—	28.2		—	28.2	—	28.2	—	28.2
Provisions	0.5	5.4		—	5.9	—	5.9	—	5.9
Derivative financial instruments	38.2	22.3		—	60.5	—	60.5	—	60.5
Total current liabilities	63.1	182.0		—	245.1	—	245.1	—	245.1
Non-current liabilities
Interest bearing loans and borrowings	—	45.4		—	45.4	—	45.4	—	45.4
Provisions	6.9	12.8		—	19.7	—	19.7	—	19.7
Derivative financial instruments	—	48.1		—	48.1	—	48.1	—	48.1
Deferred tax liabilities	5.6	—	(b)	—	5.6	87.1	92.7	31.6	37.2
Other	—	11.6		—	11.6	—	11.6	—	11.6
Total non-current liabilities	12.5	117.9		—	130.4	87.1	217.5	31.6	162.0
Total liabilities	75.6	299.9		—	375.5	87.1	462.6	31.6	407.1
Net assets	105.4	621.9		258.3	985.6	258.3	985.6	72.9	800.2
Equity
Issued capital	137.2	365.7	(a)	253.2	756.1	180.0	682.9	45.5	548.4
Reserves	(20.4)	(51.6)	(a)	20.4	(51.6)	20.4	(51.6)	51.6	(20.4)
Retained profits/(accumulated losses)	(11.4)	307.8	(a), (c)	(15.3)	281.1	(66.5)	229.9	(334.2)	(37.8)
Minority interest	—	—	(a)	—	—	124.4	124.4	310.0	310.0
Total equity	105.4	621.9		258.3	985.6	258.3	985.6	72.9	800.2

(2) Basis of preparation of pro forma historical balance sheet

The pro forma historical condensed balance sheet and notes have been prepared in accordance with the measurement requirements of Australian Accounting Standards and the accounting policies of the deemed acquiring company, Whitehaven at the full acceptance or minimum 80% acceptance level and Gloucester at the 50.1% acceptance level. Whitehaven’s and Gloucester’s accounting policies are contained in their respective annual reports for the year ended 30 June 2008, a copy of which is available on the ASX website (www.asx.com.au).

The pro forma historical balance sheet is presented in a condensed form and does not contain all the disclosures that are usually provided in accordance with the Corporations Act.

Both Gloucester and Whitehaven have financial years ending 30 June. The financial information has been extracted from the interim reports for the six months ended 31 December 2008, which were subject to review by Gloucester’s and Whitehaven’s external auditors.

The Merged Group balance sheet is compiled from the aggregation of the:

•	Whitehaven historical consolidated balance sheet as at 31 December 2008 as set out in section 5.9 of the Target Statement;

•	Gloucester historical consolidated balance sheet as at 31 December 2008 as set out in section 2.8 of this Bidder’s Statement; and

•	pro forma adjustments to reflect the acquisition of Whitehaven by Gloucester.

The Merged Group pro forma historical condensed balance sheet is prepared on the basis that the merger occurred on 31 December 2008. The merger will not occur until conditions to the Offer are fulfilled.

In accordance with AASB 3 “Business Combinations”, determination will be made of which company is deemed to be the acquirer for accounting (but not legal) purposes. Although Gloucester is the acquirer for legal purposes, for the purposes of the Offer under the 100% and 80% acceptance scenarios, it is assumed that this merger will be treated as a “reverse acquisition” in accordance with AASB 3 and that, for accounting purposes, Whitehaven will notionally be the parent entity of the Merged Group. This assumption is based only on the fact that Whitehaven is a relatively larger business than Gloucester. The determination of the accounting acquirer will need to take into account a number of factors, and will be considered by the directors of the Merged Group following completion of the acquisition. In relation to the 50.1% acceptance scenario, due to the lower assumed acceptance rate, Gloucester would be the acquirer for accounting purposes, and this is reflected in the pro forma adjustments.

(3) Pro forma adjustments

(a) Impact of the Offer

In relation to the 100% and 80% acceptance scenarios, the consideration on acquisition, calculated based on reverse acquisition principles, is assumed to be $395.7 million, comprising the nominal number of Whitehaven Shares deemed to have been issued to acquire Gloucester, which includes Whitehaven transaction costs of $5.5 million. The actual consideration will be dependent on the Whitehaven share price on the acquisition date. For the purposes of the pro forma adjustments, the Whitehaven share price is assumed to be $1.95 (being the closing price of a Whitehaven Share on 24 April 2009) resulting in a nominal number of 200.1 million Whitehaven Shares issued as consideration for Gloucester Shares. The following table shows the effect of movements in the Whitehaven share price on the consideration:

+/- CHANGE IN THE WHITEHAVEN SHARE PRICE	+/- CHANGE ON CONSIDERATION
$0.05	$10 million
$0.10	$20 million

In relation to the 50.1% acceptance scenario, the consideration on acquisition, calculated based on Gloucester as the accounting acquirer, is assumed to be $416.5 million, comprising the number of Gloucester Shares to be issued to acquire Whitehaven and includes Gloucester transaction costs of $5.5 million. The actual consideration will be dependent on the Gloucester share price on the acquisition date. For the purposes of the pro forma adjustments, the Gloucester share price is assumed to be $4.94 (being the closing price of a Gloucester Share on 24 April 2009) resulting in a nominal number of 83.2 million Gloucester Shares issued as consideration for Whitehaven Shares. The following table shows the effect of movements in the Gloucester share price on the consideration:

+/- CHANGE IN THE GLOUCESTER SHARE PRICE	+/- CHANGE ON CONSIDERATION
$0.05	$4.2 million
$0.10	$8.3 million

The pro forma adjustments also recognise the removal from the consolidated position of the equity and pre acquisition reserves of the entity being acquired, being Gloucester under the 100% and 80% scenarios and Whitehaven under the 50.1% scenario.

For the purposes of the Merged Group pro forma adjustments, the excess of the consideration over the carrying values of the net assets of the acquired entity has been allocated to property, plant and equipment and intangibles based on a preliminary purchase price allocation. The Directors are not in a position at the date of the Bidder’s Statement to determine the fair value of the Gloucester or Whitehaven assets and liabilities. This will be undertaken by the Directors following completion of the acquisition. The Merged Group has 12 months from the date of acquisition to determine fair values and the allocation of the purchase price.

Under the 80% and 50.1% acceptance scenarios a minority interest will be recognised for 20% and 49.9% of the value of Whitehaven not acquired respectively.

(b) Deferred taxes

100% acceptance

In accordance with current tax legislation Gloucester is deemed to have acquired Whitehaven. On completion of the acquisition, the Merged Group forms a tax consolidated group with Gloucester as the head entity. It is assumed that:

•	the current tax legislation in respect of scrip for scrip transactions is not amended; and

•	all Whitehaven assets are eligible to be reset.

It is likely that on determining the fair values and performing the purchase price allocation following completion of the acquisition that the consideration and allocations may change both for accounting and tax purposes. This will impact the calculation of the deferred taxes.

80% and 50.1% acceptance

Should the acquisition not proceed to 100%, the respective tax groups will not be able to be joined and accordingly no resetting of the assets will be available. This will increase the deferred tax liability associated with the excess consideration over the net book value of the acquired entity.

(c) Dividends

The pro forma historical information has been adjusted to reflect the payment of the Whitehaven 31 December 2008 interim dividend of 2.5 cents per share and the Gloucester 31 December 2008 interim dividend of 13.5 cents per share.

(4) Pro forma historical income statement

A pro forma merged company consolidated income statement has not been prepared as the presentation of this information without adjusting for the impacts of the merger would not present meaningful information and may be misleading. Determination of the actual deemed purchase consideration and the allocation of any excess consideration over book values to individual assets, and the subsequent depreciation and amortisation that will impact the merged entity, will be based on future events which are uncertain and require a detailed analysis of the fair value of individual assets and liabilities to be undertaken. The Merged Group has 12 months from the date of acquisition to determine fair values and the allocation of the purchase price.

8.4 FORECAST FINANCIAL INFORMATION FOR THE MERGED GROUP

Gloucester and Whitehaven have given careful consideration as to whether a reasonable basis exists to produce reliable and meaningful forecast financial information. The Gloucester Directors and Whitehaven Directors have concluded that, as at the date of this Bidder’s Statement, it would be misleading to provide forecast financial information, as a reasonable basis does not exist for providing forecasts that would be sufficiently meaningful and reliable as required by applicable law, policy and market practice.

The financial performance of the Merged Group in any period will be influenced by various factors that are outside the control of the directors and that cannot, at this time, be predicted with a high level of confidence. In particular, the financial performance of the Merged Group will be materially affected by:

•	the ability to achieve the coal blending synergies and the other potential synergies that have been referred to in section 8.2 of this Bidder’s Statement;

•	prevailing contract prices that will be settled for thermal and metallurgical coal;

•	prevailing exchange rates, especially the A$:US$ exchange rate, which are subject to material change from time to time;

•	the timing and level of production;

•	costs related to exploration, development and operating activities;

•	the degree to which port and rail constraints will continue to constrain export volumes; and

•	the timing of individual ship sailings, particularly such sailings which are close to the end of the relevant period.

Gloucester and Whitehaven do not have an established practice of issuing financial forecasts given the potential impact of the considerations shown above.

8.5 PROSPECTS FOR THE MERGED GROUP

The Gloucester Directors and the Whitehaven Directors expect the proposed merger to be mutually advantageous to both Gloucester and Whitehaven.

The synergies that the merger is expected to generate for the benefit of the Merged Group are discussed in section 8.2 of this Bidder’s Statement.

The Gloucester Directors and the Whitehaven Directors expect the Merged Group to have a strong balance sheet.

The aggregate net cash position of Gloucester and Whitehaven as at 31 March 2009 was $74 million after deducting all interest bearing liabilities but before pro forma balance sheet adjustments in respect of transaction costs.1

Based on the respective market capitalisations of Gloucester and Whitehaven as at 24 April 2009, the Gloucester Directors and the Whitehaven Directors expect the Merged Group to have a market capitalisation of approximately $1.2 billion.

[1]	The net cash position as at 31 March 2009 of $74 million is an aggregate of the cash balance of Gloucester and Whitehaven of $58 million and $102 million respectively, less the interest bearing liabilities of Whitehaven of $86 million. The interest bearing liabilities of Whitehaven are calculated as at 31 March 2009 in a manner consistently with those reported in the financial statements of Whitehaven for the six months ended 31 December 2008 and comprise of $63 million of finance lease liabilities and a $23 million liability from Whitehaven’s interest bearing commitment to underwrite a portion of the funding of the Muswellbrook to Narrabri rail infrastructure.

8.6 INTERESTS OF THE SUBSTANTIAL HOLDERS IN THE MERGED GROUP

Section 10.6 of the Target’s Statement sets out the interests that the substantial holders in Gloucester and Whitehaven are expected to have in the Merged Group.

AMCI International AG has given an undertaking to the effect that, if each of AMCI International AG, AMCI Investments Pty Ltd, Hans Mende, Fritz Kundrun, Kirsten Investments II LLC, Markus Investments II LLC and Nicola Investments II LLC accept the Offer, and the Offer becomes wholly unconditional, it will not vote, for a period of 6 months following the end of the Offer Period, in respect of such numbers of its Gloucester Shares as represents 1.13% of the total number of Gloucester Shares on issue following completion of the Offer.

9. RISK FACTORS

9.1 INTRODUCTION

If the Offer becomes unconditional, Whitehaven Shareholders who accept the Offer will become Gloucester Shareholders, and Gloucester will acquire an interest in Whitehaven. In that event, Whitehaven Shareholders will continue to be indirectly exposed to the risks associated with having an interest in Whitehaven’s assets and general economic, share market and industry risks. There are also additional risks relating to the Offer and the Merged Group, to which Whitehaven Shareholders will be exposed through their holding of Shares.

9.2 GENERAL RISKS

(a) Economic conditions and creditor default

Factors, such as, but not limited to, Australian and international economic conditions, political developments, Australian and international equity markets, recommendations by brokers and analysts, changing customer preferences, interest rates, exchange rates, inflation levels, changing fiscal, monetary and regulatory policy (including trade barriers, environmental and taxation laws), commodity prices, industrial disruption, environmental impacts, Australian and international competition, may all have an adverse impact on Gloucester’s operating costs, profit margins and Gloucester’s Share price. These factors are beyond the control of Gloucester and Gloucester cannot, to any degree of certainty, predict how they will impact on Gloucester.

There is also a risk that certain customers may fail to satisfy their liabilities to the Merged Group.

(b) Share market conditions and dividends

Whitehaven Shareholders should be aware that there are risks associated with investment in financial products quoted on a stock exchange. Share price movements could affect the value of consideration paid under the Offer and the value of any investment in Gloucester.

The value of Gloucester Shares can be expected to fluctuate depending on various factors including general worldwide economic conditions, changes in government policies, investor perceptions, movements in interest rates and stock markets, prices of Gloucester’s products, variations in the operating costs and costs of capital replacement which Gloucester may in the future require.

Similarly, the level of dividends which will be paid in respect of Gloucester Shares can move either up or down and it is possible that Gloucester may not be able to pay any dividends.

(c) General resource sector risk

In common with other enterprises undertaking business in the natural resources sector, certain risks are substantially outside the control of Gloucester. These risks include:

(1)	abnormal stoppages in coal production or delivery due to factors such as industrial disruption, infrastructure access, environmental hazards, major equipment failure or accident;

(2)	underground mining risks, including cave-ins and other accidents, underground environmental issues (including gas levels and flooding) and the discharge of toxic chemicals;

(3)	unforeseen adverse geological, mining conditions or technical difficulties and/or changes to predicted coal quality;

(4)	the state of supply and demand for coal in Australian and overseas markets and the effect on coal prices;

(5)	risks associated with the natural resources industry being subject to various regulatory approvals, such risks may include a regulatory authority failing to grant an approval or renew an existing approval, or the approval or renewal not being provided by the regulatory authority in a timely manner, or the regulatory authority granting or renewing an approval subject to materially onerous conditions;

(6)	risks to land titles, mining titles and use thereof as a result of native title claims;

(7)	claims by persons living in close proximity to mining projects may have an impact on the consents granted; and

(8)	contract default by mining contractors or major customers.

(d) Changes in government regulations and government imposts

Risks relating to changes in government regulations (including those relating to environmental taxes, industrial relations, mine developments, restrictions on operations (such as those relating to noise, dust and water) and climate change) and government imposts such as royalties, rail freight charges and taxes are outside the control of Gloucester.

9.3 RISKS RELATING TO THE OFFER AND THE MERGED GROUP

(a) Issue of Shares as consideration

(1)	Whitehaven Shareholders are being offered consideration under the Offer that consists of a specified number of Gloucester Shares, rather than a number of Gloucester Shares with a specified market value. As a result, the value of the consideration will fluctuate depending upon the market value of Gloucester Shares.

(2)	Under the Offer, Gloucester will issue a significant number of Gloucester Shares. Some Whitehaven Shareholders may not intend to continue to hold their Gloucester Shares and may wish to sell them on ASX. There is a risk that if a significant number of Whitehaven Shareholders seek to sell their Gloucester Shares, this may adversely impact the price of Gloucester Shares.

(b) Integration risks

There are risks that any integration between the businesses of the Gloucester Group and Whitehaven Group may take longer than expected and that anticipated efficiencies and benefits of that integration may be less than estimated. These risks include possible differences in the management culture of the two groups, inability to achieve synergy benefits and cost savings, and the potential loss of key personnel.

(c) Exploration, development and marketing risk

(1)	Although the Merged Group will have established coal production and exploration businesses, its future value is materially dependent on the success or otherwise of the Merged Group’s activities which are directed towards exploration and development of new coal deposits. In particular, Whitehaven plans to develop its Narrabri assets (noting that Whitehaven Shareholders are already exposed to this risk through their ownership of Whitehaven Shares). Any discovery of a coal deposit does not guarantee that the mining of that deposit would be commercially viable, the size of the deposit, location, development and operating costs, commodity process and recovery rates all being key factors in determining commercial viability.

(2)	In the event of the successful development of coal deposits, the marketing of the Merged Group’s prospective production of coal from such deposits will be dependent on market fluctuations and the availability of processing and storage and transportation infrastructure, including access to ports and shipping facilities over which the Merged Group may have limited or no control. The right to export coal may depend on obtaining licences and quotas, the granting of which may be at the discretion of the relevant regulatory authorities. There may be delays in obtaining such licences and quotas leading to the income receivable by the Merged Group being adversely affected, and it is possible that from time to time export licences may be refused.

(d) New mining operations

It is common in new mining operations, particularly underground operations, to experience unexpected problems and delays during development, construction and mine start-ups which delay the commencement of mineral production. Accordingly, there is no assurance that the Merged Group’s future explorations and development activities will develop into profitable mining operations.

(e) Environmental Risks

Environmental and safety legislation may change in a manner that may require standards in addition to those now in effect, and a heightened degree of responsibility for companies and their directors and employees. There may also be unforeseen environmental liabilities resulting from coal related activities, which may be costly to remedy. In particular, the acceptable level of pollution and the potential abandonment costs and obligations for which the Merged Group may become liable as a result of its activities may be impossible to assess against the current legal framework.

(f) Emission trading scheme

The Federal Government has proposed the establishment of a carbon emissions trading scheme in Australia. Given the current progress towards the establishment of a carbon emissions trading scheme it is not possible to quantify its potential impact on the operations, performance, profitability, prospects or value of the Merged Group.

There are also significant uncertainties relating to the accurate measurement of carbon emissions of underground coal operations. This uncertainty relates to a range of factors including initial quantum of carbon gases and the rate and timing of release of gases (during exploration, development/mining, processing, rail transport, port operations and shipping).

A major emissions-based exposure relates to the Narrabri North underground development, noting that Whitehaven Shareholders are already exposed to this risk through their ownership of Whitehaven Shares.

(g) Competition

A number of other coal companies operate, and are allowed to bid for, exploration and production licences and other services in Australia, as well as competing for customers, thereby providing competition to the Merged Group. Larger companies, in particular, may have access to greater resources than the Merged Group, which may give them a competitive advantage. In addition, actual or potential competitors may be strengthened through the acquisition of additional assets and interests.

(h) Coal price volatility

(1)	The demand for, and price of, coal is highly dependent on a variety of factors, including international supply and demand, the price and availability of alternative fuels, actions taken by governments, and global economic and political developments. International coal prices have fluctuated in recent years and may continue to fluctuate significantly in the future.

(2)	The Merged Group’s thermal coal contracts are held with a number of major coal traders (which include Noble) and other coal producers. These contracts typically have a term of one year with renewal dates spread throughout a 12 month period which spreads the price and volume risk. The Merged Group is exposed to the volatility in the coal market beyond the term of these contracts.

(i) Dependence on key personnel

The Merged Group will have a small management team and the loss of a key individual or the Merged Group’s inability to attract suitably qualified personnel in the future could affect the Merged Group’s business.

(j) Exchange rate risk and hedging

(1)	The Merged Group will sell the majority of its coal product overseas, with such sales priced in US$. However, the majority of the Merged Group’s operating costs are denominated in $. Accordingly exchange rate fluctuations may have a material adverse effect on the cash flow and earnings which the Merged Group will realise from its operations.

(2)	The Merged Group will attempt to ameliorate any adverse consequences of exchange rate fluctuations by hedging some of its currency positions. However, there can be no assurance that the Merged Group will be able to hedge its exchange rate exposure successfully or that it will be able to hedge such exposure at a satisfactory cost.

(k) Resource and reserve estimates

Resource and reserve estimates (including those contained in this Bidder’s Statement) are stated to the JORC Code and are expressions of judgement based on knowledge, experience and industry practice. Often these estimates were appropriate when made, but may change significantly when new information becomes available. There are risks associated with such estimates, including that coal mined may be of a different quality, tonnage or strip ratio from the estimates. Resource and reserve estimates are necessarily imprecise and depend to some extent on interpretations, which may ultimately prove to be inaccurate and require adjustment. Adjustments to resources and reserves could have a material adverse effect on the Merged Group’s development and mining plans.

(l) Transport and infrastructure

(1)	Coal produced from the Merged Group’s mining operations is transported to customers by a combination of road, rail and sea. A number of factors could disrupt these transport services, including weather-related problems, rail or port capacity constraints, insufficient rail and port capacity allocations, key equipment and infrastructure failures and industrial action, impairing the Merged Group’s ability to supply coal to customers which may have a materially adverse effect on the Merged Group.

(2)	The Merged Group will be one of many users of the PWCS and NCIG Terminals at the port at Newcastle. Any unexpected delay in the construction of the various stages of the respective terminal expansions, or insufficient terminal capacity allocation at either or both terminals, may have a material adverse effect on the Merged Group. In addition, the Merged Group’s capacity allocation through either terminal may by adversely effected by decisions, rulings or judgments by governmental or quasi-governmental bodies (including courts or the Australian Competition and Consumer Commission), government regulations or by the actions of third parties.

(m) Water and power

Water will be used in coal mining operations for coal washing at the Merged Group’s CHPP operations, and for dust suppression on mine sites. Power will be necessary for the continued operation of the Merged Group’s CHPP operations. Presently, all of the Merged Group’s operations have access, and the Gloucester Directors expect that the planned developments will have access, to adequate sources of water and power. However, in the future, due to factors such as climate, changes in allocations or government policy, continuing access to water and power cannot be guaranteed.

There is also a risk that the Merged Group may have excess water at times which may result in dam overflow and discharge and potentially breach the terms of the Merged Group’s environmental consents.

(n) Reliance on third parties

Through the Merged Group’s participation in joint ventures and its use of contractors and other third parties for exploration, mining and other services, it is reliant on a number of third parties for the success of its current operations and for the development of its exploration projects. While the situation is normal for the mining and exploration industry, problems caused by third parties may arise which have the potential to impact on the performance and operations of the Merged Group. Any failure by counterparties to perform their obligations may have a material adverse effect on the Merged Group and there can be no assurance that the Merged Group would be successful in attempting to enforce any of its contractual rights through legal action.

(o) Wars, terrorism, political and natural disasters

Events may occur within or outside Australia that could impact upon the world economy, the market for coal, the operations of the Merged Group and the price of the Gloucester Shares. These events include war, acts of terrorism, civil disturbance, political intervention and natural events such as earthquakes, floods, fires and poor weather affecting roadways, mining and transport of coal.

(p) Current and future finance

(1)	No assurance can be given that any refinancing required from time to time will be available on terms favourable to the Merged Group. In such circumstances, if the Merged Group is unable to secure refinancing, or refinancing on favourable terms, this may have a material adverse effect on the Merged Group.

(2)	The Merged Group’s ability to service its debt will depend on its future performance and cashflows, which will be affected by many factors, some of which are beyond the Merged Group’s control. Any inability of the Merged Group to service its existing debt would have a material adverse effect on the Merged Group.

(3)	Existing credit facilities and internally-generated funds may not be sufficient for expenditure that might be required for acquisitions, new projects and developments, further exploration and feasibility studies. The Merged Group may need to raise additional debt or equity funds in the future. There is no assurance that the Merged Group will be able to obtain additional debt or equity funding when required, or that the terms associated with that funding will be acceptable to Merged Group and this may have a material adverse effect on the Merged Group.

(q) Litigation

(1)	The Merged Group is exposed to risks of litigation which may have a material adverse effect on the Merged Group.

(2)	As at the date of this Bidder’s Statement, Gloucester is not aware of any material litigation in respect of either Gloucester or Whitehaven, or, in respect of Gloucester, any matters which could give rise to material litigation.

(r) Other risks

Additional risks and uncertainties not currently known to Gloucester may also have a material adverse effect on Gloucester’s business and that of the Merged Group and the information set out above does not purport to be, nor should it be construed as representing, an exhaustive list of the risks affecting Gloucester or the Merged Group.

10. TAX CONSIDERATIONS

10.1 SCOPE

This section 10 of this Bidder’s Statement provides a summary of the Australian income tax, goods and services tax (GST) and stamp duty implications of acceptance of the Offer for Australian resident and foreign resident* shareholders of Whitehaven who hold their Whitehaven Shares on capital account (including a summary of the available scrip for scrip rollover relief).

This section also considers the Australian income tax implications of the subsequent disposal of the Gloucester Shares acquired by the Whitehaven Shareholders as a result of accepting the Offer who hold their shares on capital account.

The following description is not intended to be an authoritative or complete statement of the law applicable to the particular circumstances of every registered Whitehaven Shareholder.

The information contained in this section 10 is a general outline of the Australian taxation consequences based on the taxation law as at the date of this section 10. The information contained in this section 10 is based on the Income Tax Assessment Act 1936 (ITAA 1936), the Income Tax Assessment Act 1997 (ITAA 1997), the A New Tax System (Goods and Services Tax) Act 1999 (the GST Act), relevant stamp duty legislation, applicable case law and published and State/Territory Revenue Authority rulings, determinations and statements of administrative practice at the date of this section 10. Australian tax law may be amended at any time and therefore the taxation consequences discussed in this section 10 may alter if there is a change in the taxation law after the date of this Bidder’s Statement.

The taxation consequences for a particular Whitehaven Shareholder may vary depending on the particular circumstances of each shareholder. Accordingly, the information contained in this section 10 is general in nature and should not be relied upon by a shareholder as tax advice. Whitehaven Shareholders should obtain their own professional taxation advice on the taxation consequences of acquiring, holding or disposing of their Whitehaven Shares under the terms of the Offer and any subsequent sale of the Gloucester Shares.

This section 10 does not consider the Australian tax consequences for:

•	shareholders who hold their shares as trading stock or as revenue assets;

•	financial institutions, insurance companies, partnerships, tax exempt organisations, trusts, superannuation funds or temporary residents;

•	dealers in securities;

•	shareholders with rights or shares acquired through an employee share scheme;

•	residents who hold the shares as part of an enterprise carried on at or through a permanent establishment in a foreign country; or

•	registered holders who change their tax residence while holding Whitehaven Shares.

This section 10 is confined to taxation issues and is only one of the matters that investors need to consider when making a decision about their investments. Under the Corporations Act, this advice is not required to be provided to investors by a holder of an Australian Financial Services License (AFSL). Before making a decision about their investments, investors should consider taking advice from a holder of an AFSL.

10.2 AUSTRALIAN INCOME TAX CONSIDERATIONS: AUSTRALIAN RESIDENTS

The Australian tax issues relevant for Australian resident shareholders are considered below.

*	For these purposes, a “Foreign resident” means a person not a resident of Australia for the purposes of the Income Tax Assessment Act 1936.

(a) Transfer of Whitehaven Shares

The transfer of the Whitehaven Shares to Gloucester will give rise to an Australian capital gains tax (CGT) event for Whitehaven Shareholders who accept the Offer. Subject to the operation of the scrip for scrip rollover provisions (discussed in section 10.2(e) below) Whitehaven Shareholders will:

•	make a capital gain if the capital proceeds on transfer of their Whitehaven Shares are greater than the cost base of their Whitehaven Shares.

•	make a capital loss if the reduced cost base of their Whitehaven Shares is greater than the capital proceeds from the transfer of their Whitehaven Shares.

The terms of the Offer will mean that Whitehaven Shareholders who accept the Offer will receive Gloucester Shares as consideration for the transfer of their Whitehaven Shares. The market value substitution rules will operate to treat the transfer of the Whitehaven Shares as being undertaken by the Whitehaven Shareholders for an amount equivalent to the market value of the Gloucester Shares provided as consideration at the time of the transfer. The time of the transfer should be taken to be the date on which the Offer is accepted by the Whitehaven Shareholders and the contract is unconditional.

The cost base (or reduced cost base) of the Whitehaven Shares to the Whitehaven Shareholders will be the acquisition cost (including incidental costs) of the Whitehaven Shares. There are special rules in the Australian tax legislation which determine how to calculate the cost base (or reduced cost base) of assets for particular circumstances – for example where the shares have been subject to a capital reduction. Shareholders should seek their own advice on whether the cost base (or reduced cost base) of their shareholding is affected by these rules.

(b) Whitehaven Shares acquired after 21 September 1999

Where Whitehaven Shares were acquired after 11.45am on 21 September 1999, it is not possible to apply indexation to the cost base of the Whitehaven Shares.

(c) Capital losses

Capital gains and capital losses of a taxpayer in an income year are aggregated to determine whether there is a net capital gain. Any net capital gain is included in assessable income and is subject to income tax at the taxpayer’s marginal tax rate. A CGT discount may be available to reduce the capital gain for certain shareholders.

Capital losses may not be offset against other income for tax purposes, but may be carried forward to offset future capital gains. Specific loss utilisation rules apply to trusts and companies. Shareholders should seek their own tax advice in relation to the operation of these rules.

(d) CGT Discount

Whitehaven Shareholders who are individuals, complying superannuation funds or trusts and who have held their Whitehaven Shares for at least 12 months before acceptance of the Offer should be entitled to the CGT discount (the 12 month holding period rule).

Broadly, the CGT discount rules provide that shareholders may reduce their capital gain (after the application of any current year or prior year capital losses) by 50% for individuals and trusts and 33 1/3% for complying superannuation funds.

The CGT discount is not available to Whitehaven Shareholders who are companies.

Shareholders should seek their own advice on the availability of the CGT discount to their own circumstances.

(e) Scrip for scrip rollover

Whitehaven Shareholders who would make a capital gain from the disposal of their Whitehaven Shares may elect to obtain scrip for scrip rollover relief if the arrangement satisfies the conditions for that relief.

Broadly, scrip for scrip rollover relief is available where at least 80% of the shares held in Whitehaven are exchanged for Gloucester Shares.

If the 80% threshold is not satisfied, the Whitehaven Shareholders will be subject to the general CGT consequences (discussed above).

For completeness, we have included discussion on proposed amendments to the scrip for scrip rules in section 10.4 below.

(f) Effect of scrip for scrip rollover

Broadly, where the shareholders elect for scrip for scrip rollover relief, the effect is as follows:

•

any capital gain arising from the exchange of the Whitehaven Shares by Whitehaven Shareholders for the Gloucester Shares on acceptance of the Offer is deferred until a CGT event (e.g. a sale) occurs in respect of the Gloucester Shares;

•	the cost base and the reduced cost base of the Gloucester Shares acquired under the arrangement is determined on the basis of the cost base and reduced cost base of the original Whitehaven Shares; and

•	the Gloucester Shares acquired under the arrangement are treated as having been acquired at the time that the Whitehaven Shares were acquired by the shareholder.

(g) Scrip for Scrip Rollover Election

In order to choose scrip for scrip rollover relief, Whitehaven Shareholders will be required to make an election prior to lodging their income tax return for the income year in which the CGT event occurred.

As the benefit of electing for rollover to apply relief will depend on the particular circumstances of each shareholder, shareholders should consult their tax advisor for advice on this. The eligibility for scrip for scrip rollover relief will not be impacted if one or more of the Whitehaven Shareholders do not elect for the scrip for scrip provisions to apply.

(h) Ownership of Gloucester Shares

The Australian tax consequences of ownership of the Gloucester Shares (i.e. the shares obtained by the Whitehaven Shareholders by accepting the Offer) are discussed below.

(i) Dividends from Gloucester

Any dividends and franking credits received from Gloucester should be included in the assessable income of the shareholder. Where the shareholder is a resident individual or complying superannuation fund, and the shareholder has excess franking credits available for the income year, those excess franking credits may be refunded to the shareholder.

Whilst corporate shareholders may not receive such a refund of excess franking credits, they may be entitled to convert any excess into a loss that may be utilised in future years (subject to the loss utilisation rules).

It is noted that shareholders are generally required to have held their shares “at risk” for 45 days in order to be eligible for the franking benefits outlined above. Taxpayers should obtain their own advice on the application of these rules to their circumstances.

(j) Disposal of Gloucester Shares

For shareholders who elect for the scrip for scrip rollover relief to apply, the cost base or reduced cost base of the Gloucester Shares will reflect the cost base or reduced cost base for all Whitehaven Shares that were exchanged by that shareholder. For the purposes of determining the availability of the CGT discount, Whitehaven Shareholders who elected for scrip for scrip rollover relief to apply must treat the acquisition date of the Gloucester Shares as being the date of their original acquisition of their Whitehaven Shares.

If a scrip for scrip election is not made, the cost base of the Gloucester Shares will be equal to the value of the replacement Gloucester Shares. The CGT discount provisions will only be available once the 12 month holding period rule has been satisfied for the Gloucester Shares (i.e. not the date of acquisition of the Whitehaven Shares).

10.3 AUSTRALIAN INCOME TAX CONSIDERATIONS – FOREIGN RESIDENTS

The Australian tax issues relevant for foreign resident shareholders are considered below.

(a) Australian Capital Gains Tax – Foreign Residents

Shareholders that are not resident in Australia for income tax purposes and that do not carry on business in Australia at or through a permanent establishment should generally not be subject to Australian CGT on their disposal of their Whitehaven Shares (provided that together with their associates they have not held 10% or more (by value) of the issued Whitehaven Shares at the time of disposal of the shares for any continuous twelve month period within two years preceding the disposal).

If 10% or more (by value) of Whitehaven is held by foreign resident shareholders, a disposal of Whitehaven Shares by a foreign resident may be subject to Australian CGT where the shares represent an indirect Australian real property interest or an asset used in carrying on a business through an Australian permanent establishment.

It is noted that if a capital gain is made on disposal of the Whitehaven Shares by a shareholder that is a foreign resident (because the Whitehaven Shares represent an indirect Australian real property interest in which the shareholder holds an associate-inclusive 10% or more interest), scrip for scrip rollover relief is available to the shareholder only if the Gloucester Shares are regarded as an indirect Australian real property interest just after the Gloucester Shares are issued.

Shareholders that are foreign residents should consult their own tax advisor for further advice in this regard.

(b) Dividends from Gloucester – Foreign Residents

Foreign resident shareholders are not subject to Australian income and withholding tax in respect of dividends paid by Gloucester to the extent that those dividends are franked.

If the dividends are not franked or only partially franked, foreign resident shareholders are subject to a dividend withholding tax on the unfranked portion of the dividend at the rate of 30% or a reduced rate of dividend withholding tax under an applicable double tax treaty, where relevant.

To the extent that Gloucester declares and pays a dividend comprising of “conduit foreign income”, the unfranked portion of a dividend paid to a foreign resident shareholder is not subject to withholding tax and is not assessable to the extent the unfranked dividend comprises conduit foreign income.

10.4 CHANGE OF LAW

Whilst this section 10 has been prepared based on Australian law and administrative practice as at the date of this section 10, it is noted that the Australian Federal Government is undertaking a review of Australia’s future taxation system. Whitehaven Shareholders should obtain independent advice in respect of the implications of this review.

The Federal Government has also introduced into Parliament legislation that, once enacted, will amend the scrip for scrip rules to introduce a number of integrity rules. The rules are contained in the Tax Laws Amendment (2008 Measures No. 6) Bill 2008 which is currently before Parliament. If enacted, the rules will have effect from 13 May 2008.

However, these rules should have no application to the proposed arrangement if the terms of the Offer results in a share acquisition ratio of 1 Gloucester Share for 2.45 Whitehaven Shares as proposed.

If there are subsequent changes to the Offer, then this issue will need to be re-assessed.

10.5 STAMP DUTY

The transfer of Whitehaven Shares will not give rise to any stamp duty liabilities for existing Whitehaven Shareholders. No stamp duty should arise on the issue of Gloucester Shares to Whitehaven Shareholders on the basis that at the time of, and following, the issue, the Gloucester Shares are quoted on the ASX, Gloucester is admitted on the Official List of ASX and the underlying landholdings of Gloucester are located solely within NSW.

10.6 GOODS AND SERVICES TAX (GST)

The sale of Whitehaven Shares by existing shareholders as contemplated under the Offer will not attract GST. Similarly, no GST will be payable on the acquisition of Gloucester Shares.

Where shareholders are registered or required to be registered for GST, any GST incurred on expenses that relate to the sale of existing shares or acquisition of new shares may not be recoverable if the individual shareholder exceeds the financial acquisitions threshold as defined under Division 189 of the GST Act. However, a Reduced Input Tax Credit equal to 75% of the GST incurred may still be available if the acquisition constitutes a reduced credit acquisition as defined under Division 70 of the GST Act.

Where Whitehaven Shareholders are not registered, or required to be registered for GST, no GST implications should arise in relation to the Offer.

11. ADDITIONAL INFORMATION

11.1 MERGER IMPLEMENTATION AGREEMENT

(a) Introduction

Gloucester and Whitehaven have entered into a merger implementation agreement dated 19 February 2009 in relation to the Offer. The Takeovers Panel has made certain orders which amend the merger implementation agreement. (For further details of the Takeovers Panel proceedings, see section 11.2 of this Bidder’s Statement.) The material terms of that agreement (as amended) are summarised below.

(b) Conduct of business

Gloucester and Whitehaven have agreed that, until the end of the Offer Period, each of them must conduct their respective businesses in the ordinary and usual course consistent with the manner in which their respective businesses and operations were conducted as at 19 February 2009. In addition, they must each make all reasonable efforts to:

•	maintain and preserve their relationships with customers, suppliers, licensors, licensees and others having business dealings with them or their respective subsidiaries; and

•	not enter into any lines of business or other activities in which they and their respective subsidiaries were not engaged as at 19 February 2009.

However, Gloucester and Whitehaven are not prevented from responding to prevailing market conditions or changes in the market or their respective business needs in a reasonable and prudent manner.

(c) Dividends

Gloucester and Whitehaven have agreed that they will not, before the end of the Offer Period, announce, pay or declare any dividends other than the Gloucester Permitted Dividend and the Whitehaven Permitted Dividend.

(d) Actions which may trigger conditions

Whitehaven has agreed that, subject to the fiduciary duties of its directors, it will not do, or omit to do, anything which will, or is likely to, result in any of the conditions to the Offer being breached, or not becoming capable of being fulfilled.

(e) Break fee arrangements

Whitehaven has agreed to pay a break fee of $4.5 million to Gloucester if:

•

a Third Party Proposal in relation to Whitehaven is announced at any time before the date which is 2 months after the end of the Offer Period, or a Third Party has gained economic exposure to at least 5% of Whitehaven’s Shares during the Offer Period, and, in either case, the Third Party acquires control or at least 30% of the voting power in Whitehaven, or otherwise completes a transaction involving a substantial part of the business of Whitehaven or the acquisition of control of Whitehaven, within 12 months after the date of the Merger Implementation Agreement; or

•	in the absence of a Gloucester Entitlement Event, Gloucester MAC, Gloucester Transaction or Gloucester Prescribed Occurrence, any director of Whitehaven:

•	fails to recommend that Whitehaven Shareholders accept the Offer in the absence of a superior offer or withdraws, alters or qualifies that recommendation; or

•

recommends that Whitehaven Shareholders accept, vote in favour of or otherwise support a Third Party Proposal in relation to Whitehaven which is announced at any time before the date which is 2 months after the end of the Offer Period.

Further details on the break fee arrangements appear in the announcement which is contained in Attachment 1 to this Bidder’s Statement.

(f) Exclusivity arrangements

Gloucester and Whitehaven have agreed to mutual exclusivity provisions, including:

•

(no-talk) an obligation not to participate in any discussions, or provide any information, in relation to a Third Party Proposal. However, a party may respond to an unsolicited Third Party Proposal where the party’s board determines that not undertaking the relevant act would reasonably be likely to involve a breach of any director’s fiduciary duties or be unlawful;

•	(no-shop obligations) an obligation not to solicit a Third Party Proposal; and

•	(notification of approaches) an obligation to notify the other party of any unsolicited approaches in relation to a Third Party Proposal.

Further details on the exclusivity arrangements appear in the announcement which is contained in Attachment 1 to this Bidder’s Statement.

(g) Appointment of directors

Gloucester has agreed that, no later than the end of the Business Day after the Offer becomes or is declared unconditional, it will appoint all of Whitehaven’s directors to the board of Gloucester. However, Mr Hans Mende subsequently indicated that he has decided not to nominate for a position on the board of Gloucester for at least 12 months after the merger is effected. Accordingly, Whitehaven has invited Gloucester to appoint another independent director to join the board of Gloucester. Gloucester is currently considering this invitation.

(h) Termination

Gloucester and Whitehaven may terminate the Merger Implementation Agreement following an unremedied material breach of the agreement by the other party. In addition, Whitehaven may terminate the Merger Implementation Agreement if a Gloucester Entitlement Event, Gloucester MAC, Gloucester Transaction or Gloucester Prescribed Occurrence occurs.

(i) Extensions

Gloucester has agreed that it will not extend the Offer Period beyond a period of 3 months after the date on which the Offer first becomes open for acceptance without the consent of Whitehaven.

11.2 OFFER BY NOBLE GROUP

On 27 February 2009, Noble announced an off-market takeover bid for Gloucester at a price of $4.85 per Gloucester Share. The takeover bid was stated to be conditional on Gloucester’s takeover bid for Whitehaven not proceeding and no “prescribed occurrences” occurring in relation to Gloucester. On 27 February 2009, Noble applied to the Takeovers Panel for orders either allowing Gloucester to terminate the merger with Whitehaven or enabling the Gloucester Shareholders to vote on whether the merger with Whitehaven should proceed.

On 17 March 2009, the Takeovers Panel made a declaration of unacceptable circumstances and, on 20 March 2009, made consequential orders. On 20 March 2009, Gloucester and Whitehaven applied for a review of this decision. On 29 April 2009, the Review Panel of the Takeovers Panel upheld the declaration of unacceptable circumstances and made new consequential orders.

The effect of the new orders is that:

•

Gloucester’s takeover bid for Whitehaven is required to be subject to a condition to the effect that the independent directors of Gloucester consider that no superior proposal for Gloucester is made or announced;

•

the new no superior proposal condition is not waivable by Gloucester for 21 days after the first offer under Gloucester’s bid for Whitehaven is made. If, within that time, a superior proposal has been made or announced then it cannot be waived at all unless that superior proposal lapses or does not otherwise proceed; and

•

if the independent directors of Gloucester form the view that the Noble Bid (or as it may be increased) is a superior proposal for Gloucester, and that Gloucester’s bid for Whitehaven will not proceed, Noble is required to waive its condition that Gloucester’s takeover bid for Whitehaven does not proceed.

For the purposes of the No Superior Proposal Condition, a proposal is a superior proposal if:

(a)	the independent directors of Gloucester form the opinion, reasonably formed in good faith and for a proper purpose based on their fiduciary duties, that it is more in the interests of Gloucester’s shareholders than Gloucester’s bid for Whitehaven and

(b)	it is conditional on Gloucester’s bid for Whitehaven not proceeding or otherwise lapsing or being withdrawn.

A copy of the Takeovers Panel’s media release relating to the above matters, declaration of unacceptable circumstances and orders can be found on the Takeovers Panel’s website: www.takeovers.gov.au.

The Gloucester Board currently considers that the Whitehaven merger remains in the best interests of Gloucester shareholders. It considers that the value of Gloucester following the Whitehaven merger is higher than the value of Gloucester as a stand-alone entity. The Gloucester Board also considers that Gloucester as a stand-alone entity is worth more per share than the $4.85 per share that Noble is offering for Gloucester under the Noble Bid.

The Gloucester Board’s current intention, based on information currently in its possession, is to continue to recommend and progress the Whitehaven merger.

The Gloucester Board will, consistent with the Review Panel’s orders, continue to assess whether the current Noble Bid, or any future offer that may be forthcoming from Noble or any other party, represents a superior proposal.

11.3 FOREIGN INVESTMENT REVIEW BOARD APPROVAL

Gloucester is a foreign person under the FATA. Accordingly, the Offer and any contract formed on acceptance of the Offer would have been conditional on the approval of FIRB.

On 19 March 2009, Gloucester announced that it had received a letter from FIRB stating that there are no objections to the proposed merger between Gloucester and Whitehaven in terms of the Government’s foreign investment policy.

Accordingly, neither the Offer nor any contract formed on acceptance of the Offer is conditional on the approval of FIRB.

11.4 80% MINIMUM ACCEPTANCE CONDITION AND WAIVER OF CONDITIONS

The Offer and any contract formed on acceptance of the Offer are conditional on Gloucester acquiring relevant interests of at least 80% of the Whitehaven Shares. Gloucester has agreed with Whitehaven in the Merger Implementation Agreement that it will not free the Offer from the 80% minimum acceptance condition without the prior written consent of Whitehaven.

Gloucester has also agreed with Whitehaven in the Merger Implementation Agreement that it will free the Offer from all outstanding conditions to the Offer after both the 80% minimum acceptance condition has been fulfilled or freed and the No Superior Proposal Condition has been freed.

11.5 DATE FOR DETERMINING HOLDERS OF WHITEHAVEN SHARES

For the purposes of section 633 of the Corporations Act, the date for determining the people to whom information is to be sent under items 6 and 12 of section 633(1) is the Register Date.

11.6 BROKER HANDLING FEE

Gloucester does not intend to pay a commission to brokers for acceptances of the Offer by retail Shareholders. However, Gloucester reserves its rights in this regard.

11.7 CONSENTS

Freehills has given, and not withdrawn before the lodgement of this Bidder’s Statement with ASIC, its written consent to be named in this Bidder’s Statement as Gloucester’s Australian legal advisers in the form and context it is so named. Freehills has not advised on the laws of any foreign jurisdiction including, without limitation, New Zealand, the United States, Switzerland and The Netherlands. Freehills has not provided tax advice in relation to any jurisdiction. Freehills has not caused or authorised the issue of this Bidder’s

Statement, does not make or purport to make any statement in this Bidder’s Statement or any statement on which a statement in this Bidder’s Statement is based and takes no responsibility for any part of this Bidder’s Statement other than any reference to its name.

UBS has given, and not withdrawn before the lodgement of this Bidder’s Statement with ASIC, its written consent to be named in this Bidder’s Statement as Gloucester’s financial advisers in the form and context it is so named. UBS has not caused or authorised the issue of this Bidder’s Statement, does not make or purport to make any statement in this Bidder’s Statement or any statement on which a statement in this Bidder’s Statement is based and takes no responsibility for any part of this Bidder’s Statement other than any reference to its name.

KPMG has given, and not withdrawn before the lodgement of this Bidder’s Statement with ASIC, its written consent to be named in this Bidder’s Statement as Gloucester’s auditor in the form and context it is so named. KPMG has not caused or authorised the issue of this Bidder’s Statement, does not make or purport to make any statement in this Bidder’s Statement or any statement on which a statement in this Bidder’s Statement is based and takes no responsibility for any part of this Bidder’s Statement other than any reference to its name.

KPMG Transaction Services (Australia) Pty Limited has given, and not withdrawn before the lodgement of this Bidder’s Statement with ASIC, its written consent to be named in this Bidder’s Statement as Gloucester’s accountant in the form and context it is so named. KPMG Transaction Services (Australia) Pty Limited has not caused or authorised the issue of this Bidder’s Statement, does not make or purport to make any statement in this Bidder’s Statement or any statement on which a statement in this Bidder’s Statement is based and takes no responsibility for any part of this Bidder’s Statement other than any reference to its name.

Ernst & Young has given, and not withdrawn before the lodgement of this Bidder’s Statement with ASIC, its written consent to be named in this Bidder’s Statement as Gloucester’s tax adviser in the form and context it is so named. Ernst & Young has not caused or authorised the issue of this Bidder’s Statement, does not make or purport to make any statement in this Bidder’s Statement or any statement on which a statement in this Bidder’s Statement is based and takes no responsibility for any part of this Bidder’s Statement other than any reference to its name.

Each of the directors of Whitehaven has given, and not withdrawn before the lodgement of this Bidder’s Statement with ASIC, his written consent to be named in this Bidder’s Statement in the form and context in which he is so named.

Computershare Investor Services Pty Limited has given, and not withdrawn before the lodgement of this Bidder’s Statement with ASIC, its written consent to be named in this Bidder’s Statement as Gloucester’s share registrar in the form and context it is so named. Computershare Investor Services Pty Limited takes no responsibility for any part of this Bidder’s Statement other than any reference to its name.

Janet Bartolo has given, and not withdrawn before the lodgement of this Bidder’s Statement with ASIC, her written consent to be named in this Bidder’s Statement as a Competent Person in the form and context she is so named. Janet Bartolo takes no responsibility for any part of this Bidder’s Statement other than any reference to her name.

McElroy Bryan Geological Services Pty Limited has given, and not withdrawn before the lodgement of this Bidder’s Statement with ASIC, its written consent to be named in this Bidder’s Statement as the employer of Janet Bartolo in the form and context it is so named. McElroy Bryan Geological Services Pty Limited takes no responsibility for any part of this Bidder’s Statement other than any reference to its name.

Robert Mackenzie has given, and not withdrawn before the lodgement of this Bidder’s Statement with ASIC, his written consent to be named in this Bidder’s Statement as a Competent Person in the form and context he is so named. Robert Mackenzie takes no responsibility for any part of this Bidder’s Statement other than any reference to his name.

Minarco-MineConsult Pty Limited has given, and not withdrawn before the lodgement of this Bidder’s Statement with ASIC, its written consent to be named in this Bidder’s Statement as the employer of Robert Mackenzie in the form and context it is so named. Minarco-MineConsult Pty Limited takes no responsibility for any part of this Bidder’s Statement other than any reference to its name.

Shaun Tamplin has given, and not withdrawn before the lodgement of this Bidder’s Statement with ASIC, his written consent to be named in this Bidder’s Statement as a Competent Person in the form and context he is so named. Shaun Tamplin takes no responsibility for any part of this Bidder’s Statement other than any reference to his name.

Tamplin Resources Pty Limited has given, and not withdrawn before the lodgement of this Bidder’s Statement with ASIC, its written consent to be named in this Bidder’s Statement as the employer of Shaun Tamplin in the form and context it is so named. Tamplin Resources Pty Limited takes no responsibility for any part of this Bidder’s Statement other than any reference to its name.

AMCI International AG has given, and not withdrawn before the lodgement of this Bidder’s Statement with ASIC, its consent to the inclusion in this Bidder’s Statement of the statement relating to its voting undertaking, which appears in section 8.6 of this Bidder’s Statement, in the form and context in which that statement appears.

This Bidder’s Statement includes statements which are made in, or based on statements made in, documents lodged with ASIC or given to ASX. Under the terms of ASIC Class Order 01/1543, the parties making those statements are not required to consent to, and have not consented to, inclusion of those statements in this Bidder’s Statement.

If you would like to receive a copy of any of these documents, or the relevant parts of the documents containing the statements, (free of charge), during the bid period, please contact the Shareholder Information Line on 1300 752 429 (for callers within Australia) or +61 3 9415 4170 (for callers outside Australia). Calls to this number may be recorded.

In addition, as permitted by ASIC Class Order 03/635, this Bidder’s Statement may include or be accompanied by certain statements:

•	fairly representing a statement by an official person; or

•	from a public official document or a published book, journal or comparable publication.

In addition, as permitted by ASIC Class Order 07/429, this Bidder’s Statement contains share price trading data sourced from IRESS without its consent.

11.8 FOREIGN SHAREHOLDERS

Whitehaven Shareholders who are Foreign Shareholders will not be entitled to receive Gloucester Shares as consideration for their Whitehaven Shares pursuant to the Offer, unless Gloucester otherwise determines in its absolute discretion.

A Whitehaven Shareholder is a Foreign Shareholder for the purposes of the Offer if their address as shown in the register of members of Whitehaven is in a jurisdiction other than Australia or its external territories, New Zealand, The Netherlands, Switzerland or the United States. However, such a person will not be a Foreign Shareholder if Gloucester is satisfied that it is not legally or practically constrained from making the Offer to a Whitehaven Shareholder in the relevant jurisdiction and to issue Gloucester Shares to such a shareholder on acceptance of the Offer, and that it is lawful for the shareholder to accept the Offer in such circumstances in the relevant jurisdiction. Notwithstanding anything else in this Bidder’s Statement, Gloucester is not under any obligation to spend any money, or undertake any action, in order to satisfy itself concerning any of these matters.

The Gloucester Shares which would otherwise have been issued to Foreign Shareholders will instead be issued to a nominee approved by ASIC, who will sell these Gloucester Shares. The net proceeds of the sale of such Gloucester Shares will then be remitted to the relevant Foreign Shareholders. See section 12.7 of this Bidder’s Statement for further details.

11.9 SOCIAL SECURITY AND SUPERANNUATION IMPLICATIONS OF OFFER

Acceptance of the Offer may have implications under your superannuation arrangements or on your social security entitlements. If in any doubt, you should seek specialist advice.

11.10 ASX LISTING RULES

Gloucester has provided details of the Offer to the ASX. The ASX has confirmed to Gloucester that Gloucester’s proposed acquisition of Whitehaven does not require the approval of Gloucester’s Shareholders in accordance with Listing Rule 11.

11.11 DISCLOSURE OF INTERESTS OF CERTAIN PERSONS

Other than as set out elsewhere in this Bidder’s Statement, no:

•	director or proposed director of Gloucester;

•	person named in this Bidder’s Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder’s Statement;

•	promoter of Gloucester; or

•	underwriter to the issue of Gloucester Shares or financial services licensee named in this Bidder’s Statement as being involved in the issue of Gloucester Shares,

(together, the Interested Persons) holds at the date of this Bidder’s Statement or held at any time during the last two years, any interest in:

•	the formation or promotion of Gloucester;

•	property acquired or proposed to be acquired by Gloucester in connection with its formation or promotion, or the offer of Gloucester Shares under the Offer; or

•	the offer of Gloucester Shares under the Offer.

11.12 DISCLOSURE OF FEES AND BENEFITS RECEIVED BY CERTAIN PERSONS

Other than as set out below or elsewhere in this Bidder’s Statement, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

•	to a director or proposed director of Gloucester to induce them to become, or to qualify as, a director of Gloucester (other than directors’ fees and remuneration in the ordinary course); and

•	for services provided by an Interested Person in connection with the formation or promotion of Gloucester or the offer of Gloucester Shares under the Offer.

UBS has acted as financial advisor to Gloucester in relation to the Offer and is entitled to receive professional fees on a commercial basis for these services.

Freehills has acted as legal advisor to Gloucester in relation to the Offer, Ernst & Young has acted as tax advisor to Gloucester in relation to the Offer, and KPMG Transaction Services (Australia) Pty Ltd has acted as accountant to Gloucester in relation to the Offer and KPMG has acted as auditor to Gloucester. Each of Freehills, Ernst & Young, KPMG Transaction Services (Australia) Pty Ltd and KPMG will be entitled to receive professional fees in accordance with their normal basis for charging.

A Gloucester Director, Dr Bryan, is a director and shareholder of McElroy Bryan Geological Services Pty Limited and exercises significant influence over the financial and operational policies of the entity. McElroy Bryan Geological Services Pty Limited has provided geological surveys to Gloucester and certain of its subsidiaries for several years.

11.13   DISCLOSURE OF INTERESTS OF GLOUCESTER DIRECTORS

(a) Interests in Gloucester Shares and Gloucester Options

As at the date of this Bidder’s Statement, the Gloucester Directors had the following relevant interests in Gloucester securities:

DIRECTOR	CLASS OF SECURITY	NUMBER	NATURE OF INTEREST
Mr Andy J Hogendijk	Gloucester Shares	78,575

75,575 Gloucester Shares are registered in the name of Vimtorn Pty Ltd, as trustee of the Hogendijk Family Trust. Mr Hogendijk is a director of Vimtorn Pty Ltd.

3,000 Gloucester Shares are held by Mr Hogendijk and Mrs Hogendijk jointly.

Mr Robert J Lord	Gloucester Shares	10,000	10,000 Gloucester Shares are held by Mr Lord in his own name.

	Gloucester Options	500,000 with an exercise price of $3.98 per Gloucester option and an expiry date of 27 August 2012.	500,000 Gloucester Options are held by Mr Lord in his own name.

Dr John H Bryan	Gloucester Shares	54,000

9,000 Gloucester Shares are registered in the name of Arunka Valley Pty Ltd. Dr Bryan has a beneficial interest in these shares.

35,000 Gloucester Shares are registered in the name of Arunka Valley Superannuation Fund. Dr Bryan has a beneficial interest in these shares.

10,000 Gloucester Shares are held by Dr Bryan in his own name.

Mr Ian W Levy	Gloucester Shares	8,387	8,387 Gloucester Shares are registered in the name of Justevian Pty Ltd and as trustee of Justevian Superannuation Fund. Mr Levy has a beneficial interest in these shares.

Mr Chris Sadler	Nil	Nil	Nil

As noted in section 3.1 of this Bidder’s Statement, on 24 December 2008, the Gloucester board resolved to issue to Mr Robert Lord with 156,000 Gloucester Options, having a nil exercise price, as part of Gloucester’s new long term incentive plan for senior management. The issue of these options will be conditional on the approval of Gloucester’s shareholders. Of these 156,000 Gloucester Options:

•

135,000 Gloucester Options will vest on 24 December 2011, subject to Gloucester’s total shareholder return exceeding the ASX Small Cap Resources Index in any 12 month period prior to the vesting date and subject also to Mr Lord still being employed by Gloucester on that date; and

•	21,000 Gloucester Options will vest on 24 December 2011, subject to Mr Lord still being employed by Gloucester on that date.

These Gloucester Options will all expire on 24 December 2013.

Gloucester will provide Mr. Lord with a cash equivalent to these options, if prior to shareholder approval being obtained, circumstances occur which would have enabled the options to vest under the plan. Those circumstances include Mr. Lord’s death, cessation of employment for ill health or accident or a change of control in Gloucester.

(b) Interests in Whitehaven Shares and Whitehaven Options

As at the date of this Bidder’s Statement, no Gloucester Director had any relevant interests in Whitehaven securities.

(c) Indemnity and insurance

The constitution of Gloucester permits the grant of an indemnity (to the maximum extent permitted by law) in favour of each director, the company secretary, past directors and secretaries and all past and present executive officers.

Gloucester maintains an insurance policy in respect of certain present and future officers against certain liability incurred in that capacity.

11.14 ANNOUNCEMENT OF THE MERGER

On 20 February 2009, Gloucester and Whitehaven announced that Gloucester proposed to make an offer to acquire all of the Whitehaven Shares. A copy of that announcement is included as Attachment 1 to this Bidder’s Statement. That announcement stated that Whitehaven Directors had indicated that they intend to accept the offer in respect of their own shareholdings (which collectively represented 74% of the Whitehaven Shares) in the absence of a superior proposal for Whitehaven. On 25 March 2009, Whitehaven published an announcement to the ASX in which it stated that the figure of 74% was incorrect and that the correct figure was 33.67%. A copy of Whitehaven’s announcement is included as Attachment 4 to the Bidder’s Statement. Further information about the interests of the Whitehaven directors in Whitehaven Shares is contained in section 10.1 of the Target’s Statement.

11.15 ASIC RELIEF

On 20 April 2009, as the Takeovers Panel proceedings were then still ongoing, ASIC granted Gloucester an extension of the date on or before which it had to post this Bidder’s Statement (the new date was 4 May 2009). A copy of ASIC’s declaration is attached as Attachment 6 to this Bidder’s Statement.

11.16 EXPIRY DATE

No securities will be issued on the basis of this Bidder’s Statement after the date which is 13 months after the date of this Bidder’s Statement.

11.17 OTHER MATERIAL INFORMATION

Except as disclosed elsewhere in this Bidder’s Statement, the board of Gloucester is not aware of any other information that is:

(a)	material to the making of a decision by a Whitehaven Shareholder whether or not to accept the Offer;

(b)	known to Gloucester;

(c)	related to the value of Gloucester Shares or Gloucester Options; and

(d)	not previously disclosed to the Whitehaven Shareholders.

12. THE TERMS AND CONDITIONS OF THE OFFER

12.1 OFFER

(a)	Gloucester offers to acquire all of Your Shares on and subject to the terms and conditions set out in this section 12 of this Bidder’s Statement.

(b)	The consideration under the Offer is one Gloucester Share for every 2.45 of Your Shares. If this calculation results in an entitlement to a fraction of a Gloucester Share, that fraction will be rounded down to the next whole number of Gloucester Shares.

(c)	If, at the time this Offer is made to you, you are a Foreign Shareholder, you will not receive Gloucester Shares. Instead, you are offered and will receive a cash amount determined in accordance with section 12.7 of this Bidder’s Statement.

(d)	The Gloucester Shares to be issued are ordinary shares in the capital of Gloucester and will be credited as fully paid and have the rights summarised in section 3.4 of this Bidder’s Statement, but will not carry any entitlement to receive the Gloucester Permitted Dividend.

(e)	By accepting this Offer, you undertake to transfer to Gloucester not only Your Shares to which the Offer relates, but also all Rights attached to those shares (see section 12.5(c)(6) and section 12.6(c)).

(f)	This Offer is being made to each person registered as the holder of Whitehaven Shares in the register of Whitehaven Shareholders at close of business (Sydney time) on the Register Date. It also extends to:

(1)	holders of securities that come to be Whitehaven Shares during the period from the Register Date to the end of the Offer Period due to the conversion of, or exercise of rights conferred by, such securities and which are on issue as at the Register Date; and

(2)	any person who becomes registered, or entitled to be registered, as the holder of Your Shares during the Offer Period.

(g)	If, at the time the Offer is made to you, or at any time during the Offer Period, another person is, or is entitled to be, registered as the holder of some or all of Your Shares, then:

(1)	a corresponding offer on the same terms and conditions as this Offer will be deemed to have been made to that other person in respect of those Whitehaven Shares; and

(2)	a corresponding offer on the same terms and conditions as this Offer will be deemed to have been made to you in respect of any other Whitehaven Shares you hold to which the Offer relates; and

(3)	this Offer will be deemed to have been withdrawn immediately at that time.

(h)	If, at any time during the Offer Period, you are registered or entitled to be registered as the holder of one or more parcels of Whitehaven Shares as trustee or nominee for, or otherwise on account of, another person, you may accept as if a separate offer on the same terms and conditions as this Offer had been made in relation to each of those parcels and any parcel you hold in your own right. To validly accept the Offer for each parcel, you must comply with the procedure in section 653B(3) of the Corporations Act. If, for the purposes of complying with that procedure, you require additional copies of this Bidder’s Statement and/or the Acceptance Form, please call the Shareholder Information Line on 1300 752 429 (for persons calling from within Australia) or on +61 3 9415 4170 (for persons calling from outside Australia) to request those additional copies.

(i)	If Your Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee you should contact that nominee for assistance in accepting the Offer.

(j)	The Offer is dated 30 April 2009.

12.2 OFFER PERIOD

(a)	Unless withdrawn, the Offer will remain open for acceptance during the period commencing on the date of this Offer and ending at 7.00pm (Sydney time) on the later of:

(1)	2 June 2009; or;

(2)	any date to which the Offer Period is extended.

(b)	Gloucester reserves the right, exercisable in its sole discretion, to extend the Offer Period in accordance with the Corporations Act.

(c)	If, within the last 7 days of the Offer Period, either of the following events occurs:

(1)	the Offer is varied to improve the consideration offered; or

(2)	Gloucester’s voting power in Whitehaven increases to more than 50%,

then the Offer Period will be automatically extended so that it ends 14 days after the relevant event in accordance with section 624(2) of the Corporations Act.

12.3 HOW TO ACCEPT THIS OFFER

(a) General

(1)	Subject to section 12.1(g) and section 12.1(h), you may accept this Offer only for all of Your Shares.

(2)	You may accept this Offer at any time during the Offer Period.

(b) Whitehaven Shares held in your name on Whitehaven’s issuer sponsored sub-register

To accept this Offer for Whitehaven Shares held in your name on Whitehaven’s issuer sponsored sub-register (in which case your Securityholder Reference Number will commence with ‘I’), you must:

(1)	complete and sign the Acceptance Form in accordance with the terms of this Offer and the instructions on the Acceptance Form; and

(2)	ensure that the Acceptance Form (including any documents required by the terms of this Offer and the instructions on the Acceptance Form) is received before the end of the Offer Period, at one of the addresses shown on the Acceptance Form.

(c) Shares held in your name in a CHESS Holding

(1)	If Your Shares are held in your name in a CHESS Holding (in which case your Holder Identification Number will commence with ‘X’) and you are not a Participant, you should instruct your Controlling Participant (this is normally the stockbroker through whom you bought Your Shares or through whom you ordinarily acquire shares on the ASX) to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period.

(2)	If Your Shares are held in your name in a CHESS Holding (in which case your Holder Identification Number will commence with ‘X’) and you are a Participant, you should initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period.

(3)	Alternatively, to accept this Offer for Whitehaven Shares held in your name in a CHESS Holding (in which case your Holder Identification Number will commence with ‘X’), you may sign and complete the Acceptance Form in accordance with the terms of this Offer and the instructions on the Acceptance Form and ensure that it (including any documents required by the terms of this Offer and the instructions on the Acceptance Form) is received before the end of the Offer Period, at one of the addresses shown on the Acceptance Form.

(4)	If Your Shares are held in your name in a CHESS Holding (in which case your Holder Identification Number will commence with ‘X’), you must comply with any other applicable ASTC Settlement Rules.

(d) Shares of which you are entitled to be registered as holder

To accept this Offer for Whitehaven Shares which are not held in your name, but of which you are entitled to be registered as holder, you must:

(1)	complete and sign the Acceptance Form in accordance with the terms of this Offer and the instructions on the Acceptance Form; and

(2)	ensure that the Acceptance Form (including any documents required by the terms of this Offer and the instructions on the Acceptance Form) is received before the end of the Offer Period, at one of the addresses shown on the Acceptance Form.

(e) Acceptance Form and other documents

(1)	The Acceptance Form forms part of the Offer.

(2)	If your Acceptance Form (including any documents required by the terms of this Offer and the instructions on the Acceptance Form) is returned by post, for your acceptance to be valid you must ensure that they are posted or delivered in sufficient time for them to be received by Gloucester at one of the addresses shown on the Acceptance Form before the end of the Offer Period.

(3)	When using the Acceptance Form to accept this Offer in respect of Whitehaven Shares in a CHESS Holding, you must ensure that the Acceptance Form (and any documents required by the terms of this Offer and the instruction on the Acceptance Form) are received by Gloucester in time for Gloucester to instruct your Controlling Participant to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period.

(4)	The postage and transmission of the Acceptance Form and other documents is at your own risk.

12.4 VALIDITY OF ACCEPTANCES

(a)	Subject to this section 12.4, your acceptance of the Offer will not be valid unless it is made in accordance with the procedures set out in section 12.3.

(b)	Gloucester will determine, in its sole discretion, all questions as to the form of documents, eligibility to accept the Offer and time of receipt of an acceptance of the Offer. Gloucester is not required to communicate with you prior to or after making this determination. The determination of Gloucester will be final and binding on all parties.

(c)	Notwithstanding sections 12.3(b), 12.3(c), 12.3(d) and 12.3(e), Gloucester may, in its sole discretion, at any time and without further communication to you, deem any Acceptance Form it receives to be a valid acceptance in respect of Your Shares, even if a requirement for acceptance has not been complied with but the payment of the consideration in accordance with the Offer may be delayed until any irregularity has been resolved or waived and any other documents required to procure registration have been received by Gloucester.

(d)	Where you have satisfied the requirements for acceptance in respect of only some of Your Shares, Gloucester may, in its sole discretion, regard the Offer to be accepted in respect of those of Your Shares but not the remainder.

(e)	Gloucester will provide the consideration to you in accordance with section 12.6, in respect of any part of an acceptance determined by Gloucester to be valid.

12.5 THE EFFECT OF ACCEPTANCE

(a)	Once you have accepted the Offer, you will be unable to revoke your acceptance, the contract resulting from your acceptance will be binding on you and you will be unable to withdraw Your Shares from the Offer or otherwise dispose of Your Shares, except as follows:

(1)	if, by the relevant times specified in section 12.5(b), the conditions in section 12.8 have not all been fulfilled or freed, this Offer will automatically terminate and Your Shares will be returned to you; or

(2)	if the Offer Period is extended for more than one month and, at the time, this Offer is subject to one or more of the conditions in section 12.8, you may be able to withdraw your acceptance and Your Shares in accordance with section 650E of the Corporations Act. A notice will be sent to you at the time explaining your rights in this regard.

(b)	The relevant times for the purposes of section 12.5(a)(1) are:

(1)	in relation to the condition in section 12.8(g) (No section 652C prescribed occurrences), the end of the third Business Day after the end of the Offer Period; and

(2)	in relation to all other conditions in section 12.8, the end of the Offer Period.

(c)	By signing and returning the Acceptance Form, or otherwise accepting this Offer pursuant to section 12.3, you will be deemed to have:

(1)	accepted this Offer (and any variation of it) in respect of, and, subject to all of the conditions to this Offer in section 12.8 being fulfilled or freed, agreed to transfer to Gloucester, Your Shares (even if the number of Whitehaven Shares specified on the Acceptance Form differs from the number of Your Shares), subject to section 12.1(g) and section 12.1(h);

(2)	represented and warranted to Gloucester, as a fundamental condition going to the root of the contract resulting from your acceptance, that at the time of acceptance, and the time the transfer of Your Shares (including any Rights) to Gloucester is registered, that all Your Shares are and will be free from all mortgages, charges, liens, encumbrances and adverse interests of any nature (whether legal or otherwise) and free from restrictions on transfer of any nature (whether legal or otherwise), that you have full power and capacity to accept this Offer and to sell and transfer the legal and beneficial ownership in Your Shares (including any Rights) to Gloucester, and that you have paid to Whitehaven all amounts which at the time of acceptance have fallen due for payment to Whitehaven in respect of Your Shares;

(3)	irrevocably authorised Gloucester (and any director, secretary, agent or nominee of Gloucester) to alter the Acceptance Form on your behalf by inserting correct details relating to Your Shares, filling in any blanks remaining on the form and rectifying any errors or omissions as may be considered necessary by Gloucester to make it an effective acceptance of this Offer or to enable registration of Your Shares in the name of Gloucester;

(4)	if you signed the Acceptance Form in respect of Whitehaven Shares which are held in a CHESS Holding, irrevocably authorised Gloucester (or any director, secretary, agent or nominee of Gloucester) to instruct your Controlling Participant to initiate acceptance of this Offer in respect of Your Shares in accordance with Rule 14.14 of the ASTC Settlement Rules;

(5)	if you signed the Acceptance Form in respect of Whitehaven Shares which are held in a CHESS Holding, irrevocably authorised Gloucester (or any director, secretary, agent or nominee of Gloucester) to give any other instructions in relation to Your Shares to your Controlling Participant, as determined by Gloucester acting in its own interests as a beneficial owner and intended registered holder of those Shares;

(6)	irrevocably authorised and directed Whitehaven to pay to Gloucester, or to account to Gloucester for, all Rights in respect of Your Shares, subject, if this Offer is withdrawn, to Gloucester accounting to you for any such Rights received by Gloucester;

(7)	irrevocably authorised Gloucester to notify Whitehaven on your behalf that your place of address for the purpose of serving notices upon you in respect of Your Shares is the address specified by Gloucester in the notification;

(8)	with effect from the time and date on which all the conditions to this Offer in section 12.8 have been fulfilled or freed, to have irrevocably appointed Gloucester (and any director, secretary or nominee of Gloucester) severally from time to time as your true and lawful attorney to exercise all your powers and rights in relation to Your Shares, including (without limitation) powers and rights to requisition, convene, attend and vote in person, by proxy or by body corporate representative, at all general meetings and all court-convened meetings of Whitehaven and to request Whitehaven to register, in the name of Gloucester or its nominee, Your Shares, as appropriate, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable);

(9)	with effect from the date on which all the conditions to this Offer in section 12.8 have been fulfilled or freed, to have agreed not to attend or vote in person, by proxy or by body corporate representative at any general meeting or any court-convened meeting of Whitehaven or to exercise or purport to exercise any of the powers and rights conferred on Gloucester (and its directors, secretaries and nominees) in section 12.5(c)(8);

(10)	agreed that in exercising the powers and rights conferred by the powers of attorney granted under section 12.5(c)(8), the attorney will be entitled to act in the interests of Gloucester as the beneficial owner and intended registered holder of Your Shares;

(11)	agreed to do all such acts, matters and things that Gloucester may require to give effect to the matters the subject of this section 12.5(c) (including the execution of a written form of proxy to the same effect as this section 12.5(c) which complies in all respects with the requirements of the constitution of Whitehaven) if requested by Gloucester;

(12)	agreed to indemnify Gloucester in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or Securityholder Reference Number or in consequence of the transfer of Your Shares to Gloucester being registered by Whitehaven without production of your Holder Identification Number or your Securityholder Reference Number for Your Shares;

(13)	represented and warranted to Gloucester that, unless you have notified it in accordance with section 12.1(h), Your Shares do not consist of separate parcels of Shares;

(14)	irrevocably authorised Gloucester (and any nominee) to transmit a message in accordance with Rule 14.17 of the ASTC Settlement Rules to transfer Your Shares to Gloucester’s Takeover Transferee Holding, regardless of whether it has paid the consideration due to you under this Offer;

(15)	agreed, subject to the conditions of this Offer in section 12.8 being fulfilled or freed, to execute all such documents, transfers and assurances, and do all such acts, matters and things that Gloucester may consider necessary or desirable to convey Your Shares registered in your name and Rights to Gloucester; and

(16)	agreed to accept the Gloucester Shares to which you have become entitled by acceptance of this Offer subject to the constitution of Gloucester and have authorised Gloucester to place your name on its register of shareholders in respect of those Gloucester Shares.

(d)	The undertakings and authorities referred to in section 12.5(c) will remain in force after you receive the consideration for Your Shares and after Gloucester becomes registered as the holder of Your Shares.

12.6 PROVISION OF CONSIDERATION

(a)	Subject to sections 12.4(b), 12.6 and 12.7 and the Corporations Act, Gloucester will provide the consideration due to you for Your Shares on or before the earlier of:

(1)	one month after the date of your acceptance or, if this Offer is subject to a defeating condition when you accept this Offer, within one month after this Offer becomes unconditional; and

(2)	21 days after the end of the Offer Period.

(b)	Where the Acceptance Form requires an additional document to be delivered with your Acceptance Form (such as a power of attorney):

(1)	if that document is given with your Acceptance Form, Gloucester will provide the consideration in accordance with section 12.6(a);

(2)	if that document is given after your Acceptance Form and before the end of the Offer Period while this Offer is subject to a defeating condition, Gloucester will provide the consideration due to you on or before the earlier of one month after this Offer becomes unconditional and 21 days after the end of the Offer Period;

(3)	if that document is given after your Acceptance Form and before the end of the Offer Period while this Offer is not subject to a defeating condition, Gloucester will provide the consideration due to you on or before the earlier of one month after that document is given and 21 days after the end of the Offer Period;

(4)	if that document is given after the end of the Offer Period, and the Offer is not subject to a defeating condition, Gloucester will provide the consideration within 21 days after that document is given. However, if at the time the document is given, the Offer is still subject to a defeating condition that relates only to the happening of an event or circumstance referred to in section 652C(1) or (2) of the Corporations Act, Gloucester will provide the consideration due to you within 21 days after the Offer becomes unconditional.

(c)

If you accept this Offer, Gloucester is entitled to all Rights in respect of Your Shares. Gloucester may require you to provide all documents necessary to vest title to those Rights in Gloucester, or otherwise to give it the benefit or value of those Rights. If you do not give those documents to Gloucester, or if you have received the benefit of those Rights, Gloucester will deduct from the consideration otherwise due to you the amount (or value, as reasonably assessed by Gloucester) of those Rights, together with the value (as reasonably assessed by Gloucester) of the franking credits, if any, attached to the Rights. For these purposes, any such deduction will be made from any Gloucester Shares otherwise due to you on the basis that one Gloucester Share is worth $3.28 (being the last recorded sale price of Gloucester Shares on ASX on the date before the Announcement Date).

(d)	If you have accepted the Offer and you are a Foreign Shareholder, you will receive your share of the proceeds from the sale of the Gloucester Shares in accordance with section 12.7.

(e)	Payment of any cash amount to which you are entitled under the Offer will be made by cheque in Australian currency. Cheques will be posted to you at your risk by ordinary mail (or in the case of overseas shareholders, by airmail) to the address as shown on your Acceptance Form.

(f)	The obligation of Gloucester to issue and allot any Gloucester Shares to which you are entitled will be satisfied by Gloucester:

(1)	entering your name on the register of members of Gloucester; and

(2)	dispatching or procuring the dispatch to you by pre paid post to your address recorded in Whitehaven’s register of members at close of business (Sydney time) on the Register Date, an uncertificated holding statement in your name. If Your Shares are held in a joint name, an uncertificated holding statement will be issued in the name of, and forwarded to, the holder whose name appears first in Whitehaven’s register of members at close of business (Sydney time) on the Register Date.

(g)	If at the time you accept the Offer any of the following:

(1)	Banking (Foreign) Exchange Regulations 1959 (Cth);

(2)	Charter of the United Nations (Dealing with Assets) Regulations 2008 (Cth);

(3)	Charter of the United Nations (Sanctions – Afghanistan) Regulations 2008 (Cth);

(4)	Charter of the United Nations (Sanctions – Iraq) Regulations 2008 (Cth); or

(5)	any other law of Australia,

require that an authority, clearance or approval of the Reserve Bank of Australia, the Australian Taxation Office or any other government authority be obtained before you receive any consideration for Your Shares, or would make it unlawful for Gloucester to provide any consideration to you for Your Shares, you will not be entitled to receive any consideration for Your Shares until all requisite authorities, clearances or approvals have been received by Gloucester. As far as Gloucester is aware, as at the date of this Bidder’s Statement, the persons to whom this section 12.6(g) will apply are: prescribed supporters of the former government of Yugoslavia; ministers and senior officials of the Government of Zimbabwe; persons associated with the former government of Iraq (including senior officials, immediate family members of senior officials, or an entity controlled by any of those persons); Osama bin Laden; the Taliban; members of the Al Qaida organisation; and a person named in the list maintained pursuant to paragraph 2 of Resolution 1390 of the Security Council of the United Nations.

12.7 FOREIGN SHAREHOLDERS

(a)	If you are a Foreign Shareholder, you will not be entitled to receive Gloucester Shares as the consideration for Your Shares as a result of accepting this Offer, and Gloucester will:

(1)	arrange for the issue to a nominee approved by ASIC (the Nominee) of the number of Gloucester Shares to which you and all other Foreign Shareholders would have been entitled but for section 12.1(c) and the equivalent provision in each other offer under the Offer;

(2)	cause the Gloucester Shares so issued to be offered for sale by the Nominee on ASX as soon as practicable and otherwise in the manner, at the price and on such other terms and conditions as are determined by the Nominee; and

(3)	cause the Nominee to pay to you the amount ascertained in accordance with the formula:

N x YS
TS

where:

‘N’ is the amount which is received by the Nominee upon the sale of all Gloucester Shares under this section 12.7 less brokerage and sale expenses;

‘YS’ is the number of Gloucester Shares which would, but for section 12.1(c), otherwise have been allotted to you; and

‘TS’ is the total number of Gloucester Shares allotted to the Nominee under this section 12.7.

(b)	You will receive your share of the proceeds of the sale of Gloucester Shares by the Nominee in Australian currency.

(c)	Payment will be made by cheque posted to you at your risk by ordinary mail (or, in the case of overseas shareholders, by airmail) at the address provided on your Acceptance Form within the period required by the Corporations Act.

(d)	Under no circumstances will interest be paid on your share of the proceeds of the sale of Gloucester Shares by the Nominee, regardless of any delay in remitting these proceeds to you.

12.8 CONDITIONS OF THIS OFFER

Subject to section 12.9, the completion of this Offer and any contract that results from an acceptance of this Offer, are subject to the fulfilment of the conditions set out below:

(a) Regulatory approvals

Before the end of the Offer Period, all approvals or consents that are required by law, or by any public authority, as are necessary to permit:

(1)	the Offer to be lawfully made to and accepted by Whitehaven Shareholders; and

(2)	the transactions contemplated by the Bidder’s Statement to be completed (including, without limitation, full, lawful and effectual implementation of the intentions set out in the Bidder’s Statement), are granted, given, made or obtained on an unconditional basis, remain in full force and effect in all respects, and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same.

(b) No regulatory action

Between the Announcement Date and the end of the Offer Period (each inclusive):

(1)	there is not in effect any preliminary or final decision, order or decree issued by any Public Authority;

(2)	no action or investigation is announced, commenced or threatened by any Public Authority; and

(3)	no application is made to any Public Authority (other than by Gloucester or any Associate of Gloucester),

in consequence of or in connection with the Offer (other than an application to, or a decision or order of, ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act) which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, or materially impact upon, the making of the Offers and the completion of any transaction contemplated by the Bidder’s Statement (including, without limitation, full, lawful, timely and effectual implementation of the intentions set out in the Bidder’s Statement) or which requires the divestiture by Gloucester of any Shares or any material assets of Whitehaven or any subsidiary of Whitehaven.

(c) Minimum acceptance

At the end of the Offer Period, Gloucester has relevant interests in at least 80% of the Whitehaven Shares.

(d) No material adverse change

Between the Announcement Date and the end of the Offer Period (each inclusive):

(1)	any matter, event or circumstance which occurs, is announced or becomes known to Gloucester (individually or when aggregated with all such matters, events or circumstances) has resulted in or is likely to result in:

(A)	the value of consolidated net assets of the Whitehaven Group being reduced by at least $25 million against what they would reasonably have been expected to have been but for the matters, events or circumstances; or

(B)	the consolidated annual net profit after tax of the Whitehaven Group in respect of either the financial year ending 30 June 2009 or the financial year ending 30 June 2010 being reduced by at least $10 million against what it would reasonably have been expected to have been but for the matters, events, or circumstances; or

(2)	an event takes place or is reasonably likely to take place which would prevent Whitehaven from operating its existing mines or completing its development activities and such the event is sufficiently adverse to the financial position, profitability or prospects of Whitehaven so as to affect the commercial viability of the Takeover Bid in a material respect, but does not include:

(3)	any matter, event or circumstance arising from changes in economic or business conditions (including changes in coal prices or currency exchange rates) which impacts on Whitehaven and its competitors in a similar manner;

(4)	shipping delays;

(5)	any change in taxation rates or the law relating to taxation, interest rates or general economic conditions which impacts on Whitehaven and its competitors in a similar manner; or

(6)	any change in accounting policy required by law which impacts on Whitehaven and its competitors in a similar manner.

(e) No persons entitled to exercise or exercising rights under certain agreements or instruments

Between the Announcement Date and the end of the Offer Period (each inclusive), there is no person entitled to exercise, exercising or purporting to exercise, stating an intention to exercise (whether or not that intention is stated to be a final or determined decision of that person), or asserting a right to exercise, any rights under any provision of any agreement or other instrument to which Whitehaven or any Subsidiary of Whitehaven is a party, or by or to which Whitehaven or any Subsidiary of Whitehaven or any of its assets or businesses may be bound or be subject, which results, or could result, to an extent to which is material in the context of Whitehaven Group taken as a whole, in:

(1)	any moneys borrowed by Whitehaven or any Subsidiary of Whitehaven being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

(2)	any such agreement or other such instrument being terminated or modified or any action being taken or arising thereunder;

(3)	the interest of Whitehaven or any Subsidiary of Whitehaven in any firm, joint venture, trust corporation or other entity (or any arrangements relating to such interest) being terminated or modified;

(4)	the assets of Whitehaven or any Subsidiary of Whitehaven being sold transferred or offered for sale or transfer, or the assets or shares in companies, joint ventures or other entities in which Whitehaven or a Subsidiary of Whitehaven owns or has an interest being put to Whitehaven or a Subsidiary of Whitehaven, including under any pre emptive rights or similar provisions; or

(5)	the business of Whitehaven or any Subsidiary of Whitehaven with any other person being adversely affected.

(f) Acquisitions, disposals and expenditures

Between the Announcement Date and the end of the Offer Period (each inclusive), neither Whitehaven nor any of its Subsidiaries, without the prior written consent of Gloucester, acquires or disposes of, or enters into or announces any agreement for the acquisition or disposal of, any asset or business, or enters into any corporate transaction, which would or would be likely to involve a material change in:

(1)	the manner in which Whitehaven conducts its business;

(2)	the nature (including balance sheet classification), extent or value of the assets of Whitehaven; or

(3)	the nature (including balance sheet classification), extent or value of the liabilities of Whitehaven,

including, without limitation, any transaction which would or (subject to one or more conditions) may involve Whitehaven or any Subsidiary of Whitehaven:

(4)	acquiring, or agreeing to acquire, one or more companies, businesses or assets for an amount in aggregate greater than $7.5 million;

(5)	disposing, or agreeing to dispose of, one or more companies, businesses or assets (or any interest therein) for an amount in aggregate greater than $7.5 million;

(6)	entering into any contract or commitment requiring payments by Whitehaven and its Subsidiaries in excess of $7.5 million or any other contract or commitment that cannot be terminated on less than 12 months’ notice without penalty;

(7)	providing financial accommodation other than to members of the Whitehaven Group in excess of $7.5 million;

(8)	entering into any agreement or arrangement with respect to derivative instruments (including swaps, futures contracts, forward commitments, commodity derivatives or options) or similar instruments, except foreign currency hedges made in the ordinary course of business and in accordance with existing policy as at the date of this agreement; or

(9)	incurring or agreeing to incur an amount of capital expenditure in excess of $7.5 million other than capital expenditure that has been announced by Whitehaven before the Announcement Date as intended to be incurred or committed or capital expenditure in the day to day operating activities of the business of Whitehaven and its subsidiaries conducted in the same manner as before the Announcement Date.

(g) No section 652C prescribed occurrences

Between the Announcement Date and the date 3 Business Days after the end of the Offer Period (each inclusive), none of the following prescribed occurrences (being the occurrences listed in section 652C of the Corporations Act) happen:

(1)	Whitehaven converting all or any of the Whitehaven Shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(2)	Whitehaven or a Subsidiary of Whitehaven resolving to reduce its share capital in any way;

(3)	Whitehaven or a Subsidiary of Whitehaven entering into a buyback agreement or resolving to approve the terms of a buyback agreement under section 257C(1) or 257D(1) of the Corporations Act;

(4)	Whitehaven or a Subsidiary of Whitehaven making an issue of Whitehaven Shares (other than Whitehaven Shares issued as a result of the exercise of Whitehaven Options into Whitehaven Shares) or granting an option over the Shares or agreeing to make such an issue or grant such an option;

(5)	Whitehaven or a Subsidiary of Whitehaven issuing, or agreeing to issue, convertible notes;

(6)	Whitehaven or a Subsidiary of Whitehaven disposing or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(7)	Whitehaven or a Subsidiary of Whitehaven charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(8)	Whitehaven or a Subsidiary of Whitehaven resolving that it be wound up;

(9)	the appointment of a liquidator or provisional liquidator of Whitehaven or of a Subsidiary of Whitehaven;

(10)	the making of an order by a court for the winding up of Whitehaven or of a Subsidiary of Whitehaven;

(11)	an administrator of Whitehaven or of a subsidiary of Whitehaven being appointed under section 436A, 436B or 436C of the Corporations Act;

(12)	Whitehaven or a Subsidiary of Whitehaven executing a deed of company arrangement; or

(13)	the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Whitehaven or of a Subsidiary of Whitehaven.

(h) No distributions

Between the Announcement Date and the end of the Offer Period (each inclusive), Whitehaven does not announce, make, declare or pay any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie), other than the Whitehaven Permitted Dividend.

(i) No superior proposal

Before the end of the Offer Period, no superior proposal for Gloucester is made or announced.

In this condition, a proposal is a superior proposal if:

(1)	the independent directors of Gloucester form the opinion, reasonably formed in good faith and for a proper purpose based on their fiduciary duties, that it is more in the interests of Gloucester’s shareholders than Gloucester’s bid for Whitehaven; and

(2)	it is conditional on Gloucester’s bid for Whitehaven not proceeding or otherwise lapsing or being withdrawn.

12.9 NATURE AND BENEFIT OF CONDITIONS

(a)	The conditions in section 12.8 are all conditions subsequent. The non fulfilment of any condition subsequent does not, until the end of the Offer Period (or in the case of the conditions in section 12.8(g) (No section 652C prescribed occurrences), until the end of the third Business Day after the end of the Offer Period), prevent a contract to sell Your Shares from arising, but entitles Gloucester by written notice to you, to rescind the contract resulting from your acceptance of this Offer.

(b)	Subject to the Corporations Act, Gloucester alone is entitled to the benefit of the conditions in section 12.8, or to rely on any non fulfilment of any of them.

(c)	Each condition in section 12.8 is a separate, several and distinct condition. No condition will be taken to limit the meaning or effect of any other condition.

12.10 FREEING THE OFFER OF CONDITIONS

(a)	Subject to section 12.10(c), Gloucester may free this Offer, and any contract resulting from its acceptance, from all or any of the conditions subsequent in section 12.8 (other than the condition in section 12.8(i) (No superior proposal), either generally or by reference to a particular fact, matter, event, occurrence or circumstance (or class thereof), by giving a notice to Whitehaven and to ASX declaring this Offer to be free from the relevant condition or conditions specified, in accordance with section 650F of the Corporations Act. This notice may be given:

(1)	in the case of the condition in section 12.8(g) (No section 652C prescribed occurrences), not later than 3 Business Days after the end of the Offer Period; and

(2)	in the case of all the other conditions in section 12.8 (other than the condition in section 12.8(i) (No superior proposal), not less than 7 days before the end of the Offer Period.

(b)	If, at the end of the Offer Period (or, in the case of the conditions in section 12.8(g) (No section 652C prescribed occurrences), at the end of the third Business Day after the end of the Offer Period), the conditions in section 12.8 have not been fulfilled and Gloucester has not declared the Offer (or it has not become) free from those conditions, all contracts resulting from the acceptance of the Offer will be automatically void.

(c)	In the case of the condition in section 12.8(i) (No superior proposal), Gloucester may free this Offer, and any contract resulting from its acceptance, from that condition, by giving a notice to Whitehaven and ASX declaring the Offer to be free from that condition, in accordance with section 650F of the Corporations Act; provided that that condition is not waivable for 21 days after the first offer under Gloucester’s bid for Whitehaven is made. If, within that time, a superior proposal (as defined in section 12.8(i) (No Superior Proposal) has been made or announced then it cannot be waived at all unless that superior proposal lapses or does not otherwise proceed.

12.11 OFFICIAL QUOTATION OF GLOUCESTER SHARES

(a)	Gloucester has been admitted to the official list of ASX. Shares of the same class as those to be issued as consideration under the Offer have been granted official quotation by ASX.

(b)	An application will be made within 7 days after the start of the bid period to ASX for the granting of official quotation of the Gloucester Shares to be issued in accordance with the Offer. However, official quotation is not granted automatically on application.

(c)	Pursuant to the Corporations Act, this Offer and any contract that results from your acceptance of it are subject to a condition that permission for admission to official quotation by ASX of the Gloucester Shares to be issued pursuant to the Offer being granted no later than 7 days after the end of the bid period. If this condition is not fulfilled, all contracts resulting from the acceptance of the Offers will be automatically void.

12.12 NOTICE ON STATUS OF CONDITIONS

The date for giving the notice on the status of the conditions required by section 630(1) of the Corporations Act is 25 May 2009 (subject to extension in accordance with section 630(2) if the Offer Period is extended).

12.13 WITHDRAWAL OF THIS OFFER

(a)	This Offer may be withdrawn with the consent in writing of ASIC, which consent may be subject to conditions. If ASIC gives such consent, Gloucester will give notice of the withdrawal to ASX and to Whitehaven and will comply with any other conditions imposed by ASIC.

(b)	If, at the time this Offer is withdrawn, all the conditions in section 12.8 have been freed, all contracts arising from acceptance of the Offer before it was withdrawn will remain enforceable.

(c)	If, at the time this Offer is withdrawn, the Offer remains subject to one or more of the conditions in section 12.8, all contracts arising from its acceptance will become void (whether or not the events referred to in the relevant conditions have occurred).

(d)	A withdrawal pursuant to section 12.13 will be deemed to take effect:

(1)	if the withdrawal is not subject to conditions imposed by ASIC, on the date after the date on which that consent in writing is given by ASIC; or

(2)	if the withdrawal is subject to conditions imposed by ASIC, on the date after the date on which those conditions are satisfied.

12.14 VARIATION OF THIS OFFER

Gloucester may vary this Offer in accordance with the Corporations Act.

12.15 NO STAMP DUTY OR BROKERAGE

(a)	Gloucester will pay any stamp duty on the transfer of Your Shares to it.

(b)	As long as Your Shares are registered in your name and you deliver them directly to Gloucester, you will not incur any brokerage in connection with your acceptance of this Offer.

12.16 GOVERNING LAWS

This Offer and any contract that results from your acceptance of it are to be governed by the laws in force in New South Wales, Australia.

13. DEFINITIONS AND INTERPRETATION

In this Bidder’s Statement and in the Acceptance Form unless the context otherwise appears, the following terms have the meanings shown below:

TERM	MEANING
$ or A$	Australian dollars, the lawful currency of the Commonwealth of Australia.

Acceptance Form	the transfer and acceptance form enclosed with this Bidder’s Statement.

AFSL	an Australian Financial Services License.

Announcement Date	the date of the announcement of the Offer by Gloucester and Whitehaven, being 19 February 2009.

Associate	has the meaning given in section 12 of the Corporations Act.

ASIC	the Australian Securities and Investments Commission.

ASTC	ASX Settlement and Transfer Corporation Pty Ltd ABN 49 008 504 532.

ASTC Settlement Rules	the operating rules of the ASTC which govern the administration of the Clearing House Electronic Sub register System.

ASX	ASX Limited ABN 98 008 624 691.

Bidder’s Statement	the information contained in Part 2 of this booklet, being the bidder’s statement of Gloucester relating to the Offer.

Business Day	means a day on which banks are open for business in Sydney, excluding a Saturday, Sunday or public holiday.

CGT	Australian capital gains tax.

CHESS Holding	a number of Whitehaven Shares which are registered on Whitehaven Share register being a register administered by the ASTC and which records uncertificated holdings of shares.

CHPP	the Stratford Coal Handling and Preparation Plant.

Competent Person	has the meaning set out in the JORC Code.

Controlling Participant	in relation to Your Shares, has the same meaning as in the ASTC Settlement Rules.

Corporations Act	the Corporations Act 2001 (Cth).

FATA	the Foreign Acquisitions and Takeovers Act 1975 (Cth).

Financial Adviser	any financial adviser retained by Gloucester or Whitehaven in relation to the Takeover Bid or Offers from time to time.

TERM	MEANING
FIRB	the Foreign Investment Review Board.

Foreign Shareholder	a Whitehaven Shareholder whose address, as shown in the register of members of Whitehaven, is in a jurisdiction other than Australia or its external territories, New Zealand, Switzerland, The Netherlands or the United States unless Gloucester otherwise determines after being satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to a Whitehaven Shareholder in the relevant jurisdiction and to issue Gloucester Shares to such a Whitehaven Shareholder on acceptance of the Offer, and that it is not unlawful for such a Whitehaven Shareholder to accept the Offer in such circumstances in the relevant jurisdiction.

Gloucester	Gloucester Coal Ltd ABN 66 008 881 712.

Gloucester Director	a director of Gloucester.

Gloucester entitlement event	a person is entitled to exercise, exercises or purports to exercise, states an intention to exercise (whether or not that intention is stated to be a final or determined decision of that person), or asserts a right to exercise, any rights under any provision of any agreement or other instrument to which Gloucester or any Subsidiary of Gloucester is a party, or by or to which Gloucester or any Subsidiary of Gloucester or any of its assets or businesses may be bound or be subject, which results, or could result, to an extent to which is material in the context of Gloucester Group taken as a whole, in:

	1	any moneys borrowed by Gloucester or any Subsidiary of Gloucester being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

	2	any such agreement or other such instrument being terminated or modified or any action being taken or arising thereunder;

	3	the interest of Gloucester or any Subsidiary of Gloucester in any firm, joint venture, trust corporation or other entity (or any arrangements relating to such interest) being terminated or modified;

	4	the assets of Gloucester or any Subsidiary of Gloucester being sold transferred or offered for sale or transfer, or the assets or shares in companies, joint ventures or other entities in which Gloucester or a Subsidiary of Gloucester owns or has an interest being put to Gloucester or a Subsidiary of Gloucester, including under any pre emptive rights or similar provisions; or

	5	the business of Gloucester or any Subsidiary of Gloucester with any other person being adversely affected.

Gloucester Group	Gloucester and each of its Subsidiaries.

Gloucester MAC	either:

	1	any matter, event or circumstance which occurs, is announced or becomes known to Whitehaven (individually or when aggregated with all such matters, events or circumstances) has resulted in or is likely to result in:

• the value of consolidated net assets of the Gloucester Group being reduced by at least $25 million against what they would reasonably have been expected to have been but for the matters, events or circumstances; or

TERM	MEANING
• the consolidated annual net profit after tax of the Gloucester Group in respect of either the financial year ending 30 June 2009 or the financial year ending 30 June 2010 being reduced by at least $10 million against what it would reasonably have been expected to have been but for the matters, events, or circumstances; or

	2	an event takes place or is reasonably likely to take place which would prevent Gloucester from operating its existing mines or completing its development activities and the event is sufficiently adverse to the financial position, profitability or prospects of Gloucester so as to affect the commercial viability of the Takeover Bid on the terms proposed in this document in a material respect, but does not include:

	3	any matter, event or circumstance arising from changes in economic or business conditions (including changes in coal prices or currency exchange rates) which impacts on Gloucester and its competitors in a similar manner;

	4	shipping delays;

	5	any change in taxation rates or the law relating to taxation, interest rates or general economic conditions which impacts on Gloucester and its competitors in a similar manner; or

	6	any change in accounting policy required by law which impacts on Gloucester and its competitors in a similar manner.

Gloucester Permitted Dividend	an amount of $0.135 per Gloucester Share.

Gloucester Permitted Transaction	any of the following facts, matters or circumstances:

	1	the purchase of new mining vehicles, expected to cost $34 million;

	2	the effects of hedging arrangements entered into in compliance with Gloucester’s existing hedging policy;

	3	new hedging contracts entered into in compliance with Gloucester’s existing hedging policy and the ordinary course of business;

	4	the establishment of a new mining contract for the Duralie operation under terms and conditions similar to anticipated current structuring proposals;

	5	the planned capital expenditure for expansion activities, expected to cost $33 million; and

	6	coal sales and marketing contracts entered into during the ordinary course of business.

Gloucester prescribed occurrence	any of the following:

	1	Gloucester converting all or any of Gloucester Shares into a larger or smaller number of shares under section 254H of the Corporations Act;

	2	Gloucester or a Subsidiary of Gloucester resolving to reduce its share capital in any way;

	3	Gloucester or a Subsidiary of Gloucester entering into a buyback agreement or resolving to approve the terms of a buyback agreement under section 257C(1) or 257D(1) of the Corporations Act;

	4	Gloucester or a Subsidiary of Gloucester making an issue of shares (other than Gloucester Shares issued pursuant to the Agreed Bid Terms or as a result of the exercise of existing

TERM	MEANING
options into Gloucester Shares) or granting an option over Gloucester Shares or agreeing to make such an issue or grant such an option other than in accordance with clause 4 of the MIA;

	5	Gloucester or a Subsidiary of Gloucester issuing, or agreeing to issue, convertible notes;

	6	Gloucester or a Subsidiary of Gloucester disposing or agreeing to dispose, of the whole, or a substantial part, of the Gloucester Group’s business or property;

	7	Gloucester or a Subsidiary of Gloucester charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

	8	Gloucester or a Subsidiary of Gloucester resolving that it be wound up;

	9	the appointment of a liquidator or provisional liquidator of Gloucester or of a Subsidiary of Gloucester;

	10	the making of an order by a court for the winding up of Gloucester or of a Subsidiary of Gloucester;

	11	an administrator of Gloucester or of a subsidiary of Gloucester being appointed under section 436A, 436B or 436C of the Corporations Act;

	12	Gloucester or a Subsidiary of Gloucester executing a deed of company arrangement; or

	13	the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of the Gloucester Group.

Gloucester Shareholders	persons holding Gloucester Shares.

Gloucester Shares	fully paid ordinary shares in the capital of Gloucester.

Gloucester transaction	Gloucester or any of its Subsidiaries, without the prior written consent of Whitehaven, acquires or disposes of, or enters into or announces any agreement for the acquisition or disposal of, any asset or business, or enters into any corporate transaction, which would or would be likely to involve a material change in:

	1	the manner in which Gloucester conducts its business;

	2	the nature (including balance sheet classification), extent or value of the assets of Gloucester; or

	3	the nature (including balance sheet classification), extent or value of the liabilities of Gloucester,

including, without limitation, any transaction which would or (subject to one or more conditions) may involve Gloucester or any Subsidiary of Gloucester:

	4	acquiring, or agreeing to acquire, one or more companies, businesses or assets for an amount in aggregate greater than $7.5 million;

	5	disposing, or agreeing to dispose of, one or more companies, businesses or assets (or any interest therein) for an amount in aggregate greater than $7.5 million;

	6	entering into any contract or commitment requiring payments by Gloucester and its Subsidiaries in excess of $7.5 million or any other contract or commitment that cannot be terminated on less than 12 months’ notice without penalty;

TERM	MEANING
	7	providing financial accommodation other than to members of the Gloucester Group in excess of $7.5 million;

	8	entering into any agreement or arrangement with respect to derivative instruments (including swaps, futures contracts, forward commitments, commodity derivatives or options) or similar instruments, except foreign currency hedges made in the ordinary course of business and in accordance with existing policy as at the date of this agreement; or

	9	incurring or agreeing to incur an amount of capital expenditure in excess of $7.5 million other than capital expenditure that has been announced by Gloucester before the Announcement Date as intended to be incurred or committed or capital expenditure in the day to day operating activities of the business of Gloucester and its subsidiaries conducted in the same manner as before the Announcement Date, but excluding a Gloucester Permitted Transaction.

GST	Australian goods and services tax.

GST Act	the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Holder Identification Number	has the same meaning as in the ASTC Settlement Rules.

Indicated Resources	has the meaning set out in the JORC Code.

Inferred Resources	has the meaning set out in the JORC Code.

Interested Person	has the meaning in section 11.11 of this Bidder’s Statement.

Issuer Sponsored Holding	a holding of Shares on Whitehaven issuer sponsored sub-register.

ITAA 1936	the Income Tax Assessment Act 1936 (Cth).

ITAA 1997	the Income Tax Assessment Act 1997 (Cth).

JORC	Joint Ore Reserves Committee.

JORC Code	2004 Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

Listing Rules	the Official Listing Rules of ASX, as amended and waived by ASX from time to time.

Marketable Parcel	has the meaning given to it in the Listing Rules.

Measured Resources	has the meaning set out in the JORC Code.

Merged Group	the group of companies resulting from the combination of the Gloucester Group and the Whitehaven Group following the acquisition of control by Gloucester of Whitehaven.

TERM	MEANING
Merger Implementation Agreement	the merger implementation agreement between Gloucester and Whitehaven dated 19 February 2009, as amended by the Takeovers Panel’s orders dated 29 April 2009, a summary of which agreement appears in section 11.1 of this Bidder’s Statement.

Mt	million tonnes.

Mtpa	million tonnes per annum.

NCIG	Newcastle Coal Infrastructure Group.

Noble	Noble Group Limited.

Noble Bid	the off-market takeover bid announced by Noble Group Limited on 27 February 2009 and pursuant to which Paway Limited (a wholly owned subsidiary of Noble Group Limited) would make offers to acquire all the Gloucester Shares.

No Superior Proposal Condition	the condition contained in section 12.8(i) of this Bidder’s Statement.

Offer	the offer for Shares under the terms and conditions contained in section 12 of this Bidder’s Statement.

Offer Period	the period during which the Offer will remain open for acceptance in accordance with section 12.2 of this Bidder’s Statement.

Participant	an entity admitted to participate in the Clearing House Electronic Sub-register system under Rule 4.3.1 and 4.4.1 of the ASTC Settlement Rules.

Pre-Bid Acceptance Deeds	the pre-bid acceptance deeds described in section 5.4(c) of this Bidder’s Statement.

Proved and Probable Recoverable Reserves	has the meaning set out in the JORC Code.

Public Authority	any government or any governmental, semi-governmental, statutory or judicial entity, agency or authority, whether in Australia or elsewhere, including (without limitation) any self regulatory organisation established under statute or otherwise discharging substantially public or regulatory functions, and ASX or any other stock exchange.

PWCS	Port Waratah Coal Services.

Register Date	the date set by Gloucester under section 633(2) of the Corporations Act, being 29 April 2009.

Representatives	1	in respect of a party or its Subsidiary, each director, officer, employee, adviser, agent or representative of that party or Subsidiary; and

	2	in respect of a Financial Adviser, each director, officer, employee or contractor of that Financial Adviser.

Rights	all accreditations, rights or benefits of whatever kind attaching or arising from Whitehaven Shares directly or indirectly at or after the Announcement Date other than the Whitehaven Permitted Dividend (including, but not limited to, all dividends of other distributions and all rights to receive them or rights to receive or subscribe for shares, notes, bonds, options or other securities declared, paid or issued by Whitehaven or any of its subsidiaries).

TERM	MEANING
ROM	Run of Mine (raw coal as mined).

Securityholder Reference Number or SRN	has the same meaning as in the ASTC Settlement Rules.

Subsidiary	has the meaning given in section 9 of the Corporations Act.

Takeover Bid	the off-market takeover bid constituted by the dispatch of the Offers in accordance with the Corporations Act.

Takeover Transferee Holding	has the same meaning as in the ASTC Settlement Rules.

Target’s Statement	the target’s statement issued by Whitehaven in accordance with the Corporations Act in response to the Takeover Bid.

Tax	any tax, levy, charge, impost, fee, deduction, goods and services tax, compulsory loan or withholding, that is assessed, levied, imposed or collected by any Public Authority and includes any interest, fine, penalty, charge, fee or any other amount imposed on, or in respect of any of the above but excludes duty.

Third Party	a party other than Whitehaven and any Subsidiary of Whitehaven and Gloucester and any Subsidiary of Gloucester.

Third Party Proposal	a transaction or arrangement pursuant to which a Third Party will, if the transaction or arrangement is entered into or completed:

	1	acquire (whether directly or indirectly) or become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in all or a substantial part of the business of that party;

	2	acquire a relevant interest in, become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in 20% or more of that party’s voting shares;

	3	acquire control (as determined in accordance with section 50AA of the Corporations Act) of that party;

	4	otherwise acquire or merge with that party; or

	5	enter into any agreement, arrangement or understanding requiring Whitehaven to abandon, or otherwise fail to proceed with, the Takeover Bid,

whether by way of takeover offer, scheme of arrangement, merger, shareholder approved acquisition, capital reduction or buy back, sale or purchase of shares or other securities or assets, joint venture, dual-listed company structure (or other synthetic merger), or other transaction or arrangement.

UBS	UBS AG, Australia Branch ABN 47 088 129 613 and AFSL No. 231 087.

US$	United States dollars, the lawful currency of the United States of America.

TERM	MEANING
Unacceptable Circumstances	has the meaning given in section 657A of the Corporations Act.

Voting Power	has the meaning given in section 610 of the Corporations Act.

Whitehaven	Whitehaven Coal Ltd ABN 68 124 425 396.

Whitehaven Director	a director of Whitehaven.

Whitehaven Dividend Record Date	the record date in respect of the Whitehaven Permitted Dividend, being 11 March 2009.

Whitehaven Group	Whitehaven and each of its Subsidiaries.

Whitehaven Permitted Dividend	an amount of $0.025 per share.

Whitehaven Options	options to subscribe for Whitehaven Shares as described in more detail in sections 5.1 and 5.2 of this Bidder’s Statement.

Whitehaven Shareholders	persons holding Whitehaven Shares.

Whitehaven Shares	fully paid ordinary shares in the capital of Whitehaven.

Your Shares	subject to section 12.1(g) and section 12.1(h), the Whitehaven Shares (a) in respect of which you are registered, or entitled to be registered, as holder in the register of members of Whitehaven at close of business (Sydney time) on the Register Date or (b) to which you are able to give good title at the time you accept this Offer during the Offer Period.

13.2 INTERPRETATION

In this Bidder’s Statement and in the Acceptance Form, unless the context otherwise requires:

(a)	words and phrases have the same meaning (if any) given to them in the Corporations Act;

(b)	words importing a gender include any gender;

(c)	words importing the singular include the plural and vice versa;

(d)	other parts of speech and grammatical forms of a word or phrase defined in this Bidder’s Statement have a corresponding meaning;

(e)	an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;

(f)	a reference to any thing (including, but not limited to, any right) includes a part of that thing but nothing in this section 13.2(f) implies that performance of part of an obligation constitutes performance of the obligation;

(g)	a reference to a section, attachment and schedule is a reference to a section of and an attachment and schedule to this Bidder’s Statement as relevant;

(h)	a reference to any statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations, ordinances, or by laws amending, varying, consolidating or replacing it and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(i)	an expression defined in, or given a meaning for the purpose of, the Corporations Act in a context similar to that in which the expression is used in this Bidder’s Statement has the same meaning or definition;

(j)	specifying anything in this Bidder’s Statement after the words “including” or “for example” or similar expressions does not limit what else is included unless there is express wording to the contrary;

(k)	headings and bold type are for convenience only and do not affect the interpretation of this Bidder’s Statement;

(l)	a reference to time is a reference to time in Sydney, Australia; and

(m)	a reference to dollars, $, A$, cents, ¢ and currency is a reference to the lawful currency of the Commonwealth of Australia.

14. APPROVAL OF BIDDER’S STATEMENT

This Bidder’s Statement has been approved by a unanimous resolution passed by the Gloucester Directors.

30 April 2009

Signed for and on behalf of

Gloucester Coal Ltd

by

Andy J Hogendijk, Chairman

ATTACHMENTS TO THE BIDDER’S STATEMENT

ATTACHMENT 1: ANNOUNCEMENT IN RELATION TO THE OFFER

AUSTRALIAN SECURITIES EXCHANGE AND MEDIA RELEASE
GLOUCESTER AND WHITEHAVEN ANNOUNCE MERGER

Gloucester Coal Limited (“Gloucester”) and Whitehaven Coal Limited (“Whitehaven”) today announced that they have agreed to merge through an off-market scrip takeover offer (the “Offer”) by Gloucester for all the shares in Whitehaven

The combined entity will be a leading ASX listed coal company with a market capitalisation of approximately A$900 million. Key features of the combined entity include:
GLOUCESTER COAL LTD Level 15 (Tower B) 799 Pacific Highway Chatswood NSW 2067 Telephone +61 (0)2 9413 2028 Fax +61 (0)2 9413 4802 Web www.gloucestercoal.com.au	• Portfolio of stable, low risk and low cost operations to support major projects in various stages of development
• Significant coal blending synergies
• Greater product diversity
• Significant cash in reserve and substantial future cash flows
• More financial flexibility
• Capacity to raise debt for future projects and acquisitions
• Larger corporate entity with increased liquidity
• Experienced and capable board and management team
WHITEHAVEN COAL LTD Level 9 1 York Street Sydney NSW 2000 Telephone +61 (0)2 8507 9703 Fax +61 (0)2 8248 1261 Web www.whitehaven.net.au	Transaction Highlights
Whitehaven shareholders are being offered 1 Gloucester share for every 2.45 Whitehaven shares.
Whitehaven shareholders will be entitled to receive Whitehaven’s interim dividend of up to A$0.025 per share, but will not receive Gloucester’s interim dividend of up to A$0.135 per share.
The Boards of Gloucester and Whitehaven believe the combined entity will be better positioned for significant growth than either company would have been individually.
The merger will combine two companies with complementary operational, development and exploration profiles and create a group with combined reserves of 190 Mt and resources of 922 Mt with saleable production of 4.5 Mt (100% basis) in calendar year 2008. It will have seven existing mining operations, two new projects in development and a portfolio of exploration assets. It will have a net cash balance of approximately A$102 million excluding equipment finance lease liabilities of approximately A$51m (as at 31 December 2008) and a strong financial and operational platform from which to grow both organically and through further acquisition.

Upon completion of the merger, Mr. John Conde, Chairman of Whitehaven, will become Chairman and Mr. Andy Hogendijk, current Chairman of Gloucester, will become Deputy Chairman of the combined entity. Mr Tony Haggarty, current Managing Director of Whitehaven, will become Managing Director for a period of time after which, it is expected that the role will be transitioned to Rob Lord, the current Managing Director of Gloucester. The current directors of both companies will join the Board of the merged entity, with an intention of reducing the number of directors in due course.

The senior management team will be formed from the two companies’ existing management teams. Given the lean management structure of both companies and the development pipeline of the combined group, overlap of roles is expected to be minimal.

At some stage after completion, it is likely that the combined entity will be renamed, reflecting the new and expanded business that will be created through the merger.

Directors of both companies are strongly supportive of the proposed merger and Whitehaven Directors have resolved unanimously to recommend that shareholders accept Gloucester’s offer in the absence of a superior proposal. Whitehaven Directors have also indicated that they intend to accept the Gloucester offer in respect of their own shareholdings (which collectively represent 74% of Whitehaven shares) in the absence of a superior proposal.

Gloucester has also entered into Pre-Bid Acceptance Deeds in respect of 19.9% of the shares in Whitehaven, under which Gloucester can require the relevant shareholders to accept the Gloucester offer.
“We are proposing a merger that is expected to deliver significant benefits to both groups of shareholders”, said Mr Conde and Mr Hogendijk in a joint statement:
“The Boards of both companies consider that relative sharemarket valuations are the appropriate measure to ensure both groups of shareholders receive equivalent value in the proposed transaction. The ratio of 1 Gloucester share for every 2.45 Whitehaven shares reflects this and is broadly consistent with the ratio implied by the volume weighted average prices of both companies over the past couple of months leading up to the announcement”, the Chairmen said.

The Chairmen continued, “We believe the proposed transaction will create value for both Gloucester and Whitehaven shareholders. The two companies have complementary operating assets and development projects and the merged entity will be well positioned to deliver strong growth over the next five years.”

Mr Conde added, “In addition, with both companies having highly-skilled workforces and management teams, we are confident the merged entity will continue to deliver outstanding operational performance.”

Merger rationale

•   Coal blending synergies – the merger is expected to generate significant synergies associated with blending Gloucester’s high sulphur, high ash thermal coal with Whitehaven’s low sulphur, low ash thermal coal.

•   Quality portfolio of operating coal assets – stable, low risk and low cost operations in NSW, exporting thermal and metallurgical coal via the Port of Newcastle to major long term customers, primarily in North Asia. Operating mines owned by the merged entity will be the Canyon, Sunnyside, Tarrawonga, Rocglen, Werris Creek, Stratford and Duralie mines.

•   Major growth projects – the merged entity will own high quality open cut and underground coal assets spanning early exploration, development and production. Assets in the development stage include Narrabri in the Gunnedah Basin and Clareval (at Duralie) in the Gloucester Basin.

•   Product and mine type diversification – the merged entity provides both groups of shareholders with increased diversity of operations. Port and rail diversification will also enhance the flexibility of the merged entity to diversify risk and optimise production and sales.

•   Strong balance sheet – the merged entity will have significant balance sheet strength with a proforma net cash position as at 31 December 2008 of approximately A$102 million excluding equipment finance lease liabilities of approximately A$51m. Cashflow for the combined entity should allow ongoing dividend payments and funding of the planned capital investment program.

•   Increased market capitalisation and liquidity – the merged entity will have an equity market value of approximately A$900 million, placing it within the top 100 of the ASX listed companies. This enhanced scale is likely to provide greater liquidity for investors and provide the combined entity with greater flexibility to pursue a wider range of growth initiatives.

Transaction details

A Merger Implementation Agreement has been signed by both parties, under which they have agreed to proceed with a merger by way of an off-market takeover offer by Gloucester for all of Whitehaven’s outstanding shares.

Under the terms of the Offer, Whitehaven shareholders will receive 1 Gloucester share for every 2.45 Whitehaven shares they hold. Gloucester shareholders will continue to hold their existing ordinary shares.

The Offer is subject to a number of conditions including 80% acceptance by Whitehaven shareholders and FIRB approval.
The full terms of the conditions to the offer are set out in Attachment 1.
Holders of options in Whitehaven will be offered options in Gloucester that replicate their existing position in Whitehaven.

The Merger Implementation Agreement also includes a commitment by Whitehaven not to solicit alternative transactions to the merger. Whitehaven has agreed to pay a break fee to Gloucester of A$4.5m under certain circumstances. Further details regarding the key terms of the Merger Implementation Agreement in relation to these matters are set out in Attachment 2.

The Bidder’s and Target’s Statements are planned to be dispatched in early March 2009.
Advisers
UBS Investment Bank is acting as financial adviser to Gloucester and Freehills is Gloucester’s legal adviser.
Grant Samuel and Wilson HTM are acting as financial advisers to Whitehaven and McCullough Robertson is Whitehaven’s legal adviser.

Presentation details
The Managing Directors of Gloucester and Whitehaven will conduct a conference call at 11am on Friday, 20 February 2009. Dial in details will be provided on the Companies’ respective websites.
www.gloucestercoal.com.au www.whitehaven.net.au
For further information, please contact:
Gloucester	Whitehaven
Rob Lord	Tony Haggarty
Managing Director	Managing Director
+ 61 (0) 2 9413 2028	+ 61 (0) 2 8248 1257

For media enquiries, please contact:
Gloucester	Whitehaven
Jim Kelly	Kate Kerrison
FD Third Person	Kate Kerrison + Company
0412 549 083	0413 946 704

Attachment 1 – Conditions

(a)	Foreign Investment Review Board approval

One of the following occurring:

(1)	the Treasurer of the Commonwealth of Australia (Treasurer) advising Gloucester before the end of the Offer Period to the effect that there are no objections to the Takeover Bid constituted by the dispatch of the Offer in terms of the Federal Government’s foreign investment policy; or

(2)	no order being made in relation to the Takeover Bid constituted by the dispatch of the Offer under section 22 of the Foreign Acquisitions and Takeovers Act 1975 (Cth) within a period of 40 days after Gloucester has notified the Treasurer that it proposes to acquire Shares under that Takeover Bid, and no notice being given by the Treasurer to Gloucester during that period to the effect that there are any such objections; or

(3)	where an order is made under section 22 of the Foreign Acquisitions and Takeovers Act 1975 (Cth), a period of 90 days having expired after the order comes into operation and no notice having been given by the Treasurer to Gloucester during that period to the effect that there are any such objections.

(b)	Other regulatory approvals

Before the end of the Offer Period, all approvals or consents that are required by law, or by any public authority, as are necessary to permit:

(1)	the Offer to be lawfully made to and accepted by Whitehaven shareholders; and

(2)	the transactions contemplated by the Bidder’s Statement to be completed (including, without limitation, full, lawful and effectual implementation of the intentions set out in the Bidder’s Statement), are granted, given, made or obtained on an unconditional basis, remain in full force and effect in all respects, and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same.

(c)	No regulatory action

Between the Announcement Date and the end of the Offer Period (each inclusive):

(1)	there is not in effect any preliminary or final decision, order or decree issued by any Public Authority;

(2)	no action or investigation is announced, commenced or threatened by any Public Authority; and

(3)	no application is made to any Public Authority (other than by Gloucester or any associate of Gloucester),

in consequence of or in connection with the Offer (other than an application to, or a decision or order of, ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act) which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, or materially impact upon, the making of the Offers and the completion of any transaction contemplated by the Bidder’s Statement (including, without limitation, full, lawful, timely and effectual implementation of the intentions set out in the Bidder’s Statement) or which requires the divestiture by Gloucester of any Shares or any material assets of Whitehaven or any subsidiary of Whitehaven.

(d)	Minimum acceptance

At the end of the Offer Period, Gloucester has relevant interests in at least 80% of the Shares.

(e)	No material adverse change

Between the Announcement Date and the end of the Offer Period (each inclusive):

(1)	any matter, event or circumstance which occurs, is announced or becomes known to Gloucester (individually or when aggregated with all such matters, events or circumstances) has resulted in or is likely to result in:

(A)	the value of consolidated net assets of the Whitehaven Group being reduced by at least $25 million against what they would reasonably have been expected to have been but for the matters, events or circumstances; or

(B)	the consolidated annual net profit after tax of the Whitehaven Group in respect of either the financial year ending 30 June 2009 or the financial year ending 30 June 2010 being reduced by at least $10 million against what it would reasonably have been expected to have been but for the matters, events, or circumstances; or

(2)	an event takes place or is reasonably likely to take place which would prevent Whitehaven from operating its existing mines or completing its development activities and such the event is sufficiently adverse to the financial position, profitability or prospects of Whitehaven so as to affect the commercial viability of the Takeover Bid in a material respect, but does not include:

(3)	any matter, event or circumstance arising from changes in economic or business conditions (including changes in coal prices or currency exchange rates) which impacts on Whitehaven and its competitors in a similar manner;

(4)	shipping delays;

(5)	any change in taxation rates or the law relating to taxation, interest rates or general economic conditions which impacts on Whitehaven and its competitors in a similar manner; or

(6)	any change in accounting policy required by law which impacts on Whitehaven and its competitors in a similar manner.

(f)	No persons entitled to exercise or exercising rights under certain agreements or instruments

Between the Announcement Date and the end of the Offer Period (each inclusive), there is no person entitled to exercise, exercising or purporting to exercise, stating an intention to exercise (whether or not that intention is stated to be a final or determined decision of that person), or asserting a right to exercise, any rights under any provision of any agreement or other instrument to which Whitehaven or any Subsidiary of Whitehaven is a party, or by or to which Whitehaven or any Subsidiary of Whitehaven or any of its assets or businesses may be bound or be subject, which results, or could result, to an extent to which is material in the context of Whitehaven Group taken as a whole, in:

(1)	any moneys borrowed by Whitehaven or any Subsidiary of Whitehaven being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

(2)	any such agreement or other such instrument being terminated or modified or any action being taken or arising thereunder;

(3)	the interest of Whitehaven or any Subsidiary of Whitehaven in any firm, joint venture, trust corporation or other entity (or any arrangements relating to such interest) being terminated or modified;

(4)	the assets of Whitehaven or any Subsidiary of Whitehaven being sold transferred or offered for sale or transfer, or the assets or shares in companies, joint ventures or other entities in which Whitehaven or a Subsidiary of Whitehaven owns or has an interest being put to Whitehaven or a Subsidiary of Whitehaven, including under any pre-emptive rights or similar provisions; or

(5)	the business of Whitehaven or any Subsidiary of Whitehaven with any other person being adversely affected.

(g)	Acquisitions, disposals and expenditures

Between the Announcement Date and the end of the Offer Period (each inclusive), neither Whitehaven nor any of its Subsidiaries, without the prior written consent of Gloucester, acquires or disposes of, or enters into or announces any agreement for the acquisition or disposal of, any asset or business, or enters into any corporate transaction, which would or would be likely to involve a material change in:

(1)	the manner in which Whitehaven conducts its business;

(2)	the nature (including balance sheet classification), extent or value of the assets of Whitehaven; or

(3)	the nature (including balance sheet classification), extent or value of the liabilities of Whitehaven,

including, without limitation, any transaction which would or (subject to one or more conditions) may involve Whitehaven or any Subsidiary of Whitehaven:

(4)	acquiring, or agreeing to acquire, one or more companies, businesses or assets for an amount in aggregate greater than $7.5 million;

(5)	disposing, or agreeing to dispose of, one or more companies, businesses or assets (or any interest therein) for an amount in aggregate greater than $7.5 million;

(6)	entering into any contract or commitment requiring payments by Whitehaven and its Subsidiaries in excess of $7.5 million or any other contract or commitment that cannot be terminated on less than 12 months’ notice without penalty;

(7)	providing financial accommodation other than to members of the Whitehaven Group in excess of $7.5 million;

(8)	entering into any agreement or arrangement with respect to derivative instruments (including swaps, futures contracts, forward commitments, commodity derivatives or options) or similar instruments, except foreign currency hedges made in the ordinary course of business and in accordance with existing policy as at the date of this agreement; or

(9)	incurring or agreeing to incur an amount of capital expenditure in excess of $7.5 million other than capital expenditure that has been announced by Whitehaven before the Announcement Date as intended to be incurred or committed or capital expenditure in the day to day operating activities of the business of Whitehaven and its subsidiaries conducted in the same manner as before the Announcement Date.

(h)	No section 652C prescribed occurrences

Between the Announcement Date and the date 3 business days after the end of the Offer Period (each inclusive), none of the following prescribed occurrences (being the occurrences listed in section 652C of the Corporations Act) happen:

(1)	Whitehaven converting all or any of the Shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(2)	Whitehaven or a Subsidiary of Whitehaven resolving to reduce its share capital in any way;

(3)	Whitehaven or a Subsidiary of Whitehaven entering into a buyback agreement or resolving to approve the terms of a buyback agreement under section 257C(1) or 257D(1) of the Corporations Act;

(4)	Whitehaven or a Subsidiary of Whitehaven making an issue of Shares (other than Shares issued as a result of the exercise of Options into Shares) or granting an option over the Shares or agreeing to make such an issue or grant such an option;

(5)	Whitehaven or a Subsidiary of Whitehaven issuing, or agreeing to issue, convertible notes;

(6)	Whitehaven or a Subsidiary of Whitehaven disposing or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(7)	Whitehaven or a Subsidiary of Whitehaven charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(8)	Whitehaven or a Subsidiary of Whitehaven resolving that it be wound up;

(9)	the appointment of a liquidator or provisional liquidator of Whitehaven or of a Subsidiary of Whitehaven;

(10)	the making of an order by a court for the winding up of Whitehaven or of a Subsidiary of Whitehaven;

(11)	an administrator of Whitehaven or of a subsidiary of Whitehaven being appointed under section 436A, 436B or 436C of the Corporations Act;

(12)	Whitehaven or a Subsidiary of Whitehaven executing a deed of company arrangement; or

(13)	the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Whitehaven or of a Subsidiary of Whitehaven.

(i)	No distributions

Between the Announcement Date and the end of the Offer Period (each inclusive), Whitehaven does not announce, make, declare or pay any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie), other than the Whitehaven Permitted Dividend.

Attachment 2 – Merger Implementation Agreement

1	Break Fee

1.1	Payment of costs incurred by Gloucester

Subject to clause 1.2, Whitehaven must pay the Break Fee to Gloucester, without set-off or withholding, if:

(a)	a Third Party Proposal in relation to Whitehaven or a Subsidiary of Whitehaven is announced (whether or not such proposal is stated to be subject to any preconditions) or is open for acceptance, before the end of the Offer Period, or at any time within 2 months after the end of the Offer Period; or

(b)	a Third Party who at the date of this agreement does not have at least 5% Voting Power in Whitehaven acquires such Voting Power, or has entered into swaps or similar arrangements giving economic exposure to at least 5% of the Shares during the Offer Period, and in each case the Third Party (or any Associate of the Third Party) acquires control (within the meaning of section 50AA of the Corporations Act) of Whitehaven, or acquires at least 30% Voting Power in Whitehaven, or otherwise completes a transaction within paragraphs 1, 4 or 5 of the definition of Third Party Proposal, on or before the date which is 12 months after the date of this agreement; or

(c)	(in the absence of a Gloucester entitlement event, Gloucester MAC, Gloucester transaction or Gloucester prescribed occurrence) any Director fails to recommend that Shareholders accept the Offers in the absence of a superior proposal or, having made such a recommendation, withdraws, revises or qualifies that recommendation; or

(d)	(in the absence of a Gloucester entitlement event, Gloucester MAC, Gloucester transaction or Gloucester prescribed occurrence) if any Director recommends that Shareholders accept, vote in favour of or otherwise support a Third Party Proposal in relation to or involving Whitehaven or a Subsidiary of Whitehaven which is announced (whether or not such proposal is stated to be subject to any pre-conditions) during the Offer Period or within 2 months after the end of the Offer Period.

1.2	No payment if agreement terminated or Takeover Bid successful

The Break Fee is not payable under clause 1.1 if:

(a)	prior to an event referred to in any one of the paragraphs of that clause occurring, this agreement has already been validly terminated by Whitehaven; or

(b)	the Offer is made and 3 Business Days after the end of the Offer Period all conditions have been satisfied or waived by Gloucester, despite the occurrence of any event under clause 1.1.

1.3	Compliance with law

This clause 1 does not impose an obligation on Whitehaven to pay the Break Fee to the extent (and only to the extent) that the obligation to pay the Break Fee:

(a)	is declared by the Takeovers Panel to constitute Unacceptable Circumstances; or

(b)	is determined to be unenforceable as determined by a court,

after all proper avenues of appeal and review, whether judicial or otherwise, have been exhausted. The parties must take all reasonable steps to ensure that any such declaration determination applies to the minimum extent possible.

2	Exclusivity

2.1	No-talk

Subject to clause 2.3 from the date of this agreement until the end of the Offer Period (each date inclusive), each party must not, and must procure that none of its respective Representatives or Subsidiaries (or any Representative of a Subsidiary):

(a)	directly or indirectly participates in or continues any discussions or negotiations;

(b)	provides or makes available any information (including by way of providing information and access to perform due diligence on the relevant party);

(c)	enters into any agreement, arrangement or understanding; or

(d)	communicates any intention or agreement to do any of the things referred to in clauses 2.1(a), 2.1(b) or 2.1(c),

in relation to a Third Party Proposal, or which would reasonably be expected to lead to a Third Party Proposal being announced (whether or not such Third Party Proposal is subject to any pre-conditions) or occurring, or which would reasonably be expected to result in a condition to the Offers being triggered or becoming incapable of being fulfilled or lead to the Takeover Bid not completing.

2.2	No-shop

From the date of this agreement until the end of the Offer Period (each date inclusive), each party must not, and must ensure that none of its Representatives or Subsidiaries (or any Representative of any Subsidiary):

(a)	solicit, (including by way of providing information concerning the relevant party to any person), invite, directly or indirectly, enquiries, discussions or proposals in relation to, or which would reasonably be expected to lead to, a Third Party Proposal; or

(b)	communicate to any person an intention or agreement to do any of the things referred to in clause 2.2(a).

2.3	Limitation to No-talk

Subject to clause 2.7, each party, its Representatives, its Subsidiaries (and any Representative of any Subsidiary) may undertake any action that would otherwise be prohibited by clause 2.1, in relation to a bona fide Third Party Proposal which was not solicited by it and was not otherwise brought about (directly or indirectly) as a result of any breach by it of its obligations under clause 2.2 where the board of the relevant party, acting in good faith, determines after taking written advice from its external lawyers, that not undertaking that act would reasonably be likely to involve a breach of the fiduciary duties owed by any director or would otherwise be unlawful.

2.4	Notification of approaches

Subject to clause 2.5, from the date of this agreement until the end of the Offer Period, each party must notify the other as soon as possible in writing if it, its Representatives or any of its Subsidiary (or any Representative of any Subsidiary) or any of their Representatives becomes aware of any:

(a)	negotiations or discussions, approach or attempt to initiate any negotiations or discussions, or intention to make such an approach or attempt to initiate any negotiations or discussions in respect of any expression of interest, offer or proposal of a kind referred to in clause 2.1 or 2.2, and shall include in such written notification details of the party making the expression of interest, offer or proposal, their terms and conditions and any updates to the expression of interest, offer or proposal;

(b)	proposal whether written or otherwise made to that party, its Representatives or any of its Subsidiary (or any Representative of any Subsidiary) in connection with, or in respect of, any exploration or consummation of, a Third Party Proposal or a proposed or potential Third Party Proposal, whether unsolicited or otherwise, and shall include in such written information details of the party making the proposal, the terms and conditions of the proposal and any updates to the proposal;

(c)	provision by either party, its Representatives, its Subsidiary (or any Representative of any Subsidiary) of any information relating to either party or any of its Subsidiary or any of their businesses or operations to any person in connection with or for the purposes of a current or future Third Party Proposal; and

(d)	action by either party, in reliance on clause 2.3,

in each case prior to undertaking the relevant act (which acts are only permitted to be undertaken pursuant to clause 2.3).

2.5	Limitations on obligation to notify

The obligation imposed on any Financial Advisers and their Representatives under clause 2.4 only applies to the extent that:

(a)	a Financial Adviser has become aware in its capacity as a financial adviser to a party; or

(b)	a Financial Adviser’s Representative has become aware in its capacity as a member of the Financial Adviser’s corporate advisory team acting for that party,

in relation to the Takeover Bid.

2.6	Provision of information

(a)	Whitehaven must, and must cause each of its Subsidiaries to, within 2 Business Days provide Gloucester with any information or due diligence materials (including responses to requests for further information) provided to any Third Party who is or may be considering a Third Party Proposal (other than identical copies of documents that have previously been provided to Gloucester).

(b)	Gloucester must, and must cause each of its Subsidiaries to, within 2 Business Days provide Whitehaven with any information or due diligence materials (including responses to requests for further information) provided to any Third Party who is or may be considering a Third Party Proposal (other than identical copies of documents that have previously been provided to Whitehaven).

(c)	Such provision of information of materials under clause 2.6 is only permitted to be undertaken pursuant to clause 2.3.

2.7	Response to a Third Party Proposal

(a)	Whitehaven must not:

(1)	enter into any legally binding agreement, arrangement or understanding in relation to a Third Party Proposal; or

(2)	change its recommendation in favour of the Takeover Bid or publicly recommend a Third Party Proposal,

unless Whitehaven has provided Gloucester with at least 3 Business Days to match the terms of the Third Party Proposal.

(b)	Gloucester must not:

(1)	enter into any legally binding agreement, arrangement or understanding in relation to a Third Party Proposal; or

(2)	publicly recommend a Third Party Proposal,

unless Gloucester has provided Whitehaven with at least 3 Business Days to match the terms of the Third Party Proposal.

2.8	Confirmation of no discussions

Each party represents and warrants to the other that, as at the date of this agreement, there will be no agreement and there are no continuing discussions in relation to any expression of interest, offer or proposal of the kind referred to in clause 2.1 or clause 2.2.

2.9	Compliance with law

(a)	If it is finally determined by the court, or the Takeovers Panel, that the agreement by the parties under this clause 1.3 or any part of it:

(1)	constituted, or constitutes, or would constitute, a breach of the fiduciary or statutory duties of the Board or the Gloucester Board; or

(2)	constituted, or constitutes, or would constitute, Unacceptable Circumstances; or

(3)	was, or is, or would be, unlawful for any other reason,

then, to that extent (and only to that extent) that party will not be obliged to comply with that provision of clause 1.3.

(b)	The parties must not make or cause or permit to be made, any application to a court or the Takeovers Panel for or in relation to a determination of a kind referred to in clause 2.9(a).

3	Definitions

The meanings of the terms used in this Attachment 2 are set out below.

Term	Meaning

Break Fee	the amount of $4,500,000.

Third Party	a party other than Whitehaven and any Subsidiary of Whitehaven and Gloucester and any Subsidiary of Gloucester.

Third Party Proposal	a transaction or arrangement pursuant to which a Third Party will, if the transaction or arrangement is entered into or completed:

	1	acquire (whether directly or indirectly) or become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in all or a substantial part of the business of that party;

	2	acquire a relevant interest in, become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in 20% or more of that party’s voting shares;

	3	acquire control (as determined in accordance with section 50AA of the Corporations Act) of that party;

	4	otherwise acquire or merge with that party; or

	5	enter into any agreement, arrangement or understanding requiring Whitehaven to abandon, or otherwise fail to proceed with, the Takeover Bid,

whether by way of takeover offer, scheme of arrangement, merger, shareholder approved acquisition, capital reduction or buy back, sale or purchase of shares or other securities or assets, joint venture, dual-listed company structure (or other synthetic merger), or other transaction or arrangement.

ATTACHMENT 2: ASX ANNOUNCEMENTS BY GLOUCESTER SINCE 2008 ANNUAL REPORT

DATE	ANNOUNCEMENT
29 April 2009	Update on Takeovers Panel decision

27 April 2009	Gloucester’s 31 March 2009 Quarterly Report

21 April 2009	Change in substantial holding from Barclays Group

21 April 2009	Change in substantial holding from Barclays Group

20 April 2009	Extension to Bidder’s Statement Release Date

2 April 2009	Amended substantial holding notice from Barclays Group

2 April 2009	Change in substantial holding from Barclays Group

2 April 2009	Appendix 3B

1 April 2009	Change in substantial holding from Barclays Group

23 March 2009	Ceasing to be a substantial holder for WHC

20 March 2009	Update on Takeovers Panel Proceedings

19 March 2009	FIRB Approval Received

18 March 2009	Update on Takeovers Panel Proceedings

DATE	ANNOUNCEMENT
11 March 2009	Form 604 - Change in substantial holding from Barclays Group

6 March 2009	Form 604 - Change in substantial holding from Barclays Group

5 March 2009	Presentation to WilsonHTM Conference - 5 March 2009

3 March 2009	Update on Merger with Whitehaven and Noble Bid

27 February 2009	Response to Noble Group offer

27 February 2009	Intention to make a takeover offer bid from Noble Group (announcement made by Noble Group)

26 February 2009	Half Yearly Results Presentation

26 February 2009	Half yearly results

26 February 2009	Half yearly results – Appendix 4B

24 February 2009	Comments on proposed merger

23 February 2009	Becoming a substantial holder for WHC

20 February 2009	Gloucester and Whitehaven Merger - Updated Presentation

20 February 2009	Gloucester Coal and Whitehaven Coal Merger Presentation

20 February 2009	WHC: Gloucester and Whitehaven Announce Merger

20 February 2009	Gloucester Coal and Whitehaven Coal Announce Merger

18 February 2009	Form 604 - Change in substantial holding

17 February 2009	Reserves and Resources Upgrade

DATE	ANNOUNCEMENT
3 February 2009	Change in substantial holding from BTT

3 February 2009	Change in substantial holding from WBC

2 February 2009	Gloucester Expands Coal Exploration

30 January 2009	Clarification of Q2 2008/09 Quarterly Activities Report

29 January 2009	Quarterly Activities Report

22 January 2009	Appendix 3B

21 January 2009	Cancellation of Shares Related to Share Buy-Back

19 December 2008	Expected First Half Results

19 December 2008	Change of Director’s Interest Notice

19 December 2008	Change of Director’s Interest Notice

19 December 2008	Daily share buy-back notice - Appendix 3E

17 December 20	Daily share buy-back notice - Appendix 3E

26 November 2008	Change of Director’s Interest Notice

25 November 2008	Daily share buy-back notice - Appendix 3E

24 November 2008	Change of Director’s Interest Notice

24 November 2008	Daily share buy-back notice - Appendix 3E

21 November 2008	Change of Director’s Interest Notice

DATE	ANNOUNCEMENT
21 November 2008	Appendix 3B

21 November 2008	Change of Director’s Interest Notice

21 November 2008	Daily share buy-back notice - Appendix 3E

20 November 2008	Change of Director’s Interest Notice

10 November 2008	Daily share buy-back notice - Appendix 3E

7 November 2008	Becoming a substantial holder from BTT

7 November 2008	Becoming a substantial holder from WBC

7 November 2008	Daily share buy-back notice - Appendix 3E

31 October 2008	Change of Director’s Interest Notice

29 October 2008	Results of Meeting

29 October 2008	CEO’s Presentation to Shareholders

29 October 2008	CEO’s Address to Shareholders

29 October 2008	Chairman’s Address to Shareholders

29 October 2008	Daily share buy-back notice - Appendix 3E

23 October 2008	Quarterly Activities Report

21 October 2008	Changes relating to buy-back - Appendix 3D

10 October 2008	Announcement of buy-back - Appendix 3C

DATE	ANNOUNCEMENT
09 October 2008	Response to ASX Query

29 September 2008	Notice of Annual General Meeting

9 September 2008	Confirmation of GCL Annual General Meeting

5 September 2008	Appointment of Chief Development Officer

5 September 2008	SandP Announces SP/ASX Index Rebalance

3 September 2008	Notice Under Section 708A(5)(e)

3 September 2008	Appendix 3B

3 September 2008	Presentation to Australian Coal Summit - 3 September 2008

27 August 2008	Notice Under Section 708A(5)(e)

27 August 2008	Appendix 3B

27 August 2008	Full Year 2008 Results Presentation

27 August 2008	Market Release - Full Year 2008 Results

MARKET RELEASE

GLOUCESTER COAL ANNOUNCES RECORD INTERIM PROFIT

MAJOR LIFT IN PROFITABILITY – UP 747%

STRONG INTERIM DIVIDEND DISTRIBUTION – UP 170%

2H OUTLOOK REMAINS POSITIVE

STRONG PLATFORM FOR GROWTH WITH WHITEHAVEN MERGER

• Record net profit after tax of $44 million

• Revenue of $137.3 million

• EBITDA of $63.1 million

GLOUCESTER COAL LTD

Level 15

Citadel Towers (Tower B)

799 Pacific Highway

Chatswood NSW 2067

PO Box 137

Chatswood NSW 2057

Telephone

+61 (0)2 9413 2028

Fax

+61 (0)2 9413 4802

Email

gcl@gloucestercoal.com.au

Web

www.gloucestercoal.com.au

For further information

Rob Lord

Chief Executive Officer

+61 (0)2 9413 2028

Peter Scott

Chief Financial Officer

+61 (0)2 9413 2028

Media Enquiries

FD Third Person

+61 (0)2 8298 6100

ASX: GCL

•        Earnings per share of 53.6 cents

•        Interim dividend of 13.5 cents, fully franked

•        Exploration success

•        Positive outlook for second half

•        Whitehaven merger to deliver springboard for growth

Gloucester Coal Ltd (ASX: GCL) today announced a record interim net profit after tax (NPAT) of $44 million on the back of strong revenue growth and continued improved performance from the company’s operations.

The result compared to interim NPAT of $5.2 million in the first half of FY08 and was achieved on a 122% increase in revenue to $137.3 million.

Earnings before interest, tax, depreciation, and amortisation was $63.1 million ($11.2 million previously) and earnings per share were 53.6 cents (6.4 cents previously).

Overall operating performance was very strong, with the EBITDA margin rising to 46% from 18% a year before.

Directors have declared an interim, fully franked dividend of 13.5 cents. The record date for the dividend is 11 March 2009 and the payment date is 31 March 2009.

The Gloucester Coal Dividend Reinvestment Plan will not apply to the 2009 interim dividend.

While cash at the end of the period stood at $25m, as at January 31 it had increased substantially to $50.7m. In addition, the company took advantage of the strong trading conditions during the period to reduce debt to nil, ensuring that the balance sheet is in very good shape to resist the challenges of the softening global economy.

The interim result was in line with guidance and sets a platform for a strong full year. Although slower demand and weaker pricing for coking coal in Japan is expected, the company will utilise it’s available port allocation by selling a higher proportion of thermal coal.

Gloucester Coal Chief Executive Officer Rob Lord said the company’s financial performance had been very pleasing and underpinned by record contract coal prices.

“This is an excellent result that sets us up well for the full year,” said Mr Lord

“Coupled with the Whitehaven Coal merger proposal, and the organic development opportunities that we have at Duralie for example, we have ensured we have the best opportunity to meet head-on the challenging market conditions we are currently experiencing.”

Earlier this month, Gloucester Coal announced an agreed $900 million merger with Whitehaven Coal to create a major new Australian coal group with strong cashflows, long-term contracted revenue and an outstanding blend of production and development assets

The merger is subject to conditions, including acceptance by 80% of Whitehaven’s shareholders.

Mr Lord said the company’s ability to switch the weighting of production had allowed it to maximise benefit from shifts in market demand.

“Our flexible production has allowed us to adapt to the decreasing demand for coking coal by boosting our production of thermal coal,” he said.

“Our thermal coal sales have increased by 23 per cent and we are now fully sold for the year with contract prices for the second half year in excess of A$130 per tonne.

“In addition, our renegotiation of coking coal contracts is currently underway and we are actively looking at new markets such as India, China and Korea to maximise price and volume outcomes.”

Overall, total sales volumes grew by 2% to 921,000 tonnes.

Higher prices also offset the impact of high cash costs (including royalties), which rose by $14/tonne to $69/tonne.

Key factors behind the increase were higher levels of overburden removal at all mine areas, some increased mining expenses and increased royalty payments due to the higher sales revenue per tonne.

Financial Performance Summary

	6 Months Ended 31 December 2008 A$ Millions	6 Months Ended 31 December 2007 A$ Millions
Revenue	137.3	62.0
EBITDA	63.1	11.2
EBITDA Margin	46%	18%
Net Profit After Tax	44.0	5.2
Earnings per Share	53.6	6.4 cents
Coal Sales	921kt	900kt

	31 December 2008 A$ Millions	31 December 2007 A$ Millions
Cash	25.0	11.0
Current Ratio	0.9	1.0
Interest Bearing Loans	—	24.9
Net Cash / (Debt)	25.0	(13.9)
Net Assets	105.4	83.7

Operations

Mr Lord said Gloucester Coal’s operations continued to perform well during the period, with further progress made on the company’s facility upgrade program.

“Our exploration program also delivered great results with open cut reserves increasing by 33% to 38 million tonnes, lifting our coal resources to 209 million tonnes. Our recent exploration release also reported greatly expanded coal targets in the medium term.” he said.

“Gloucester Coal’s senior executive team was strengthened with the recent appointment of Kirby Johnson as Chief Development Officer and Mark Sheldon as General Manager (Stratford & Duralie Operations).”

The company has continued its strong operational safety record and recently celebrated 24 months lost time injury free.

In the current half, the company will continue its aggressive exploration expansion program and complete the product stockpile expansion phase as part of the overall facility upgrade project.

Outlook

Mr Lord said the outlook for Gloucester Coal remained positive for the second half of FY09 and into FY10, with continued focus on maximising returns to shareholders.

“We are confident that demand for our products will remain firm and that we can continue to deliver a solid operating performance,” he said.

“In addition, completion of the Whitehaven merger will take Gloucester Coal to the next level, delivering additional revenue streams and a portfolio of production and development assets that will underpin long term success.

“We believe the combination of the strong interim result and the Whitehaven merger will deliver strong returns for our shareholders.”

-ends-

APPENDIX 4D

RESULTS FOR ANNOUNCEMENT TO THE MARKET

HALF YEAR REPORT FOR THE PERIOD ENDED 31 DECEMBER 2008

PREVIOUS CORRESPONDING PERIOD: 31 DECEMBER 2007

			$A’000
Revenues from ordinary activities	Up 122%	to	137,285

Profit from ordinary activities after tax attributable to members	Up 747%	to	43,998

Dividends	Franked amount per security		Amount per security
Interim dividend cents (per share) – Fully franked	100%		13.5

Record Date for Dividend			11 March 2009
Date on which dividend is payable			31 March 2009

Net tangible assets per security	Corresponding Period		Current Period
Net Tangible asset backing per ordinary security	116.6		127.9

The Company did not gain or lose control over any entities during the period. As at 31 December 2008 the Company has a 100% interest in the Stratford Joint Venture.

HALF YEAR FINANCIAL REPORT

TO 31 DECEMBER 2008

HALF YEAR RESULTS

PERIOD ENDED 31 DECEMBER 2008

NPAT	$44.0M
EBITDA	$63.1M
SALES REVENUE	$137.3M
INTERIM DIVIDEND	13.5 CENTS

Highlights

•	Record net profit after tax of $44 million

•	Record revenue of $137.3 million

•	Exploration success continues to increase JORC reserves and resources

•	Earnings per share of 53.6 cents

•	Cash balance of $25 million

•	Whitehaven merger to deliver springboard for growth

Interim Dividend

•	Interim dividend of 13.5 cents, fully franked

•	Record date 11 March 2009

•	Payment date 31 March 2009

Outlook

•	Positive outlook for second half year

•	Remainder of 2008/09 thermal sales fixed at an average price of ~$A130*

•	Softening market conditions for coking coal

•	Solid cash flows planned on the back of what is expected to be a record year for sales and profitability

•	Thermal coal contracts of ~1 million tonnes secured post June 2009 at an average of ~US$73 per tonne

*	Based on average hedgebook rate of 0.8545 as at 31 December 2008.

DIRECTORS’REPORT

THE DIRECTORS PRESENT THEIR REPORT, TOGETHER WITH THE CONSOLIDATED FINANCIAL

REPORT FOR THE HALF YEAR ENDED 31 DECEMBER 2008, AND THE REVIEW REPORT THEREON.

DIRECTORS

The Directors of Gloucester Coal Ltd at any time during or since the end of the half-year are:

Mr Andy J Hogendijk

AAUQ, FCPA, FAICD

Chairman

Director and Chairman since August 2004

Mr Robert J Lord

BSc (Chemistry), MBA (First Class Hons)

Chief Executive Officer and Managing Director

Director since October 2007

Dr John H Bryan

BSc (Hons), Ph D, FAusIMM

Non-Executive Director

Director since April 2005

Mr Ian W Levy

BSc (Hons)(ANU), MSc (Dist)(London), Diploma of Imperial

College (Royal School of Mines), FAusIMM, FAIG

Non-Executive Director

Director since April 2004

Mr Chris A Sadler

MBA

Non-Executive Director

Director since April 2008

REVIEW OF OPERATIONS

During the half-year ended 31 December 2008 the consolidated entity recorded a record net profit attributable to shareholders of $44.0 million. This outstanding performance was achieved based on record coking prices and thermal coal prices. The operations continue to perform efficiently. Following on from tightening global economic conditions demand for Gloucester Coal coking demand has reduced in the second half of the period, which coupled with the constrained port capacity, has been offset by an increase in thermal coal sales volumes.

Record sales revenue has been driven by higher coking coal prices which are in place for the 2009 JPFY with the average coking coal price increasing by 270% over the previous year. Thermal coal prices also increased during the period with lower priced legacy contracts completing in October 2008 being replaced by higher priced contracts.

	6 Months to Dec 2008 kt	6 Months to Dec 2007 kt	Variance %
Coal Production	880	940	(6)%
Coal Sales
Coking Coal	262	363	(28)%
Thermal Coal	659	537	23%
Total Sales	921	900	2%

Cost of sales, excluding purchases on a per unit basis were 26% higher at $69/tonne. This increase is primarily due to:

•	increase in coal mining royalty due to higher sales revenue; and

•	higher cost of goods sold ($7/tonne) - reflecting operating at higher strip ratios (taking advantage of higher product prices) and some increased mining expenses.

The $33 million capacity upgrade of the washery from an annual ROM capacity of 3.2 million tonnes to 4.0 million tonnes per annum remains on track and the first stage of this upgrade being the product pile expansion, is expected to be completed by June 2009.

The Company has fully repaid its debt facility and has initiated a share buy back scheme to acquire up to 7.5% of the capital of the Company. Both of these measures are part of the Capital Management of the business which also includes the acquisition of strategic land, continued exploration and the washery expansion.

The Company has continued its exploration successes with JORC reserves being increased in July 2008 by 30% to 28.5mt.

At the end of December 2008, cash on hand was $25 million. The Company also had forward exchange contracts totaling $US133.6 million at an average rate of 0.8545. All of these hedges were deemed effective and qualified for hedge accounting.

SUBSEQUENT EVENTS

On 20 February 2009, the Company announced its intention to merge with Whitehaven Coal Limited through an off-market scrip takeover offer by the Company for all the shares in Whitehaven Coal Limited. Whitehaven Coal Limited shareholders will be offered one share in the Company for every 2.45 shares in Whitehaven Coal Limited after allowing for respective interim dividends. The Company is in the process of finalising the bidder’s statement and further details are expected to be available in early March 2009 following release of this statement.

Other than noted above and the dividend referred to in Note 3, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future years.

LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor’s independence declaration is set out on page 5 and forms part of the Directors’ Report for the half year ended 31 December 2008.

ROUNDING

The consolidated entity is of a kind referred to in ASIC Class Order 98/0100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors’ report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Signed in accordance with a resolution of the directors.

Robert J Lord
Director
Sydney, 26 February 2009

Andy J Hogendijk
Director and Chairman Sydney, 26 February 2009

LEAD AUDITOR’S INDEPENDENCE DECLARATION

UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

TO: THE DIRECTORS OF GLOUCESTER COAL LTD

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2008 there have been:

(i)	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii)	no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

Anthony Jones
Partner

Sydney, 26 February 2009

CONSOLIDATED INTERIM INCOME STATEMENT

FOR THE HALF YEAR ENDED 31 DECEMBER 2008

	Notes	31-Dec-08 6 Months $’000	31-Dec-07 6 Months $’000
Revenue from sale of coal	2	137,285	61,959
Cost of sales		(75,106)	(50,494)

Gross profit		62,179	11,465

Other operating income		1,638	125
Administration expenses		(3,597)	(3,328)

Operating profit before financing costs		60,220	8,262
Financial income		379	383
Financial expenses		(351)	(1,191)

Net financing income / (costs)		28	(808)

Profit before tax		60,248	7,454
Income tax expense		(16,250)	(2,263)

Profit for the year		43,998	5,191

Profit attributable to members of the parent		43,998	5,191

		Cents	Cents
Basic earnings per share		53.6	6.4
Diluted earnings per share		53.2	6.4

The income statements should be read in conjunction with the accompanying notes

CONSOLIDATED INTERIM STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE HALF YEAR ENDED 31 DECEMBER 2008

	31-Dec-08 6 Months $’000	31-Dec-07 6 Months $’000
Cash flow hedges:
Gains transferred to income statement	(3,034)	(2,488)
Gains/(losses) taken to equity	(22,884)	2,329

Net gain/(loss) recognised directly in equity	(25,918)	(159)
Profit for the period	43,998	5,191

Total recognised income for the period	18,080	5,032

The above statement of recognised income and expense should be read in conjunction with the accompanying notes.

CONSOLIDATED INTERIM BALANCE SHEET

AS AT 31 DECEMBER 2008

	Notes	as at 31-Dec-08 $’000	as at 30-Jun-08 $’000
CURRENT ASSETS
Cash and cash equivalents		24,961	5,602
Trade and other receivables		24,100	24,461
Other financial assets (derivatives)		—	4,334
Inventories		10,936	9,892

TOTAL CURRENT ASSETS		59,997	44,289

NON-CURRENT ASSETS
Property, plant and equipment		83,261	73,317
Intangible – exploration & evaluation		6,435	5,000
Waste in advance		31,130	28,743
Investments		176	176

TOTAL NON-CURRENT ASSETS		121,002	107,236

TOTAL ASSETS		180,999	151,525

CURRENT LIABILITIES
Trade and other payables		12,416	13,359
Other financial liabilities (derivatives)		38,196	—
Income tax liability		12,042	3,960
Employee benefits		564	467

TOTAL CURRENT LIABILITIES		63,220	17,786

NON-CURRENT LIABILITIES
Interest bearing loans and borrowings		—	9,670
Deferred tax liabilities		5,558	15,813
Provisions		6,789	6,517
Employee benefits		81	81

TOTAL NON-CURRENT LIABILITIES		12,428	32,081

TOTAL LIABILITIES		75,648	49,867

NET ASSETS		105,351	101,658

EQUITY
Issued capital		137,248	138,905
Accumulated losses		(11,439)	(42,269)
Reserves		(20,458)	5,022

TOTAL EQUITY		105,351	101,658

The above balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE HALF YEAR ENDED 31 DECEMBER 2008

	31-Dec-08 6 Months $’000	31-Dec-07 6 Months $’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	145,056	60,355
Payments to suppliers and employees	(79,386)	(62,801)

Cash generated from operations	65,670	(2,446)
Income tax paid	(7,315)	(2,521)
Interest received	379	383
Interest paid	(268)	(848)

Net cash from operating activities	58,466	(5,432)
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(12,890)	(4,227)
Payments for exploration & evaluation expenditure	(1,435)	(868)
Investment Income	2	2

Net cash from/(used in) investing activities	(14,323)	(5,093)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from shares issued	634	8,400
Payment for shares bought back	(2,291)	—
Dividends paid	(13,127)	(3,353)
Repayment of borrowings	(10,000)	—

Net cash from/(used in) financing activities	(24,784)	5,047

Net increase in cash and cash held	19,359	(5,478)
Cash at beginning of period	5,602	16,511

Cash at end of period	24,961	11,033

The above cash flow should be read in conjunction with the accompanying notes.

CONDENSED NOTES TO THE CONSOLDIATED INTERIM FINANCIAL STATEMENTS

FOR THE HALF YEAR ENDED 31 DECEMBER 2008

1a Reporting entity

Gloucester Coal Ltd (the “Company”) is a company domiciled in Australia. The consolidated interim financial report of the Company as at and for the six months ended 31 December 2008 comprises the Company and its subsidiaries (together referred to as the “consolidated entity”).

The consolidated annual financial report of the consolidated entity as at and for the year ended 30 June 2008 is available upon request from the Company’s registered office at Level 15, Tower B, 799 Pacific Highway, Chatswood, NSW, 2067 or at www.gloucestercoal.com.au.

1b Statement of compliance

The consolidated interim financial report is a general purpose financial report which has been prepared in accordance with AASB 134: Interim Financial Reporting and the Corporations Act 2001.

The consolidated interim financial report does not include all the information required for a full annual financial report and should be read in conjunction with the most recent annual financial report. This report must also be read in conjunction with any public announcements made by the Company during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

This consolidated interim financial report was approved by the Board of Directors on 26 February 2009. The consolidated entity is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with this Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

1c Significant accounting Policies

The accounting policies applied by the consolidated entity in this consolidated interim financial report are the same as those applied by the consolidated entity in its consolidated financial report as at and for the year ended 30 June 2008.

1d Estimates

The preparation of the interim financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing this consolidated interim financial report, the significant judgements made by management in applying the consolidated entity’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial report as at and for the year ended 30 June 2008.

2 SEGMENT INFORMATION

The consolidated entity operates in one primary business segment, being coal mining. The coal mining activity is conducted within the Gloucester Basin of New South Wales, Australia and the related revenue is derived from the sale of coal to overseas and domestic customers.

	2008 6 Months $’000	2007 6 Months $’000
Sales revenue by destination
Australia	—	—
Asia	137,285	61,959
Other	—	—

	137,285	61,959

3 DIVIDENDS

	2008 6 Months $’000	2007 6 Months $’000
3a Dividends provided for or paid during the half-year	13,168	4,868

On 7 October 2008, the Company paid a final dividend of $13,168,000 being 16 cents per share as a final dividend for the year ended 30 June 2008.

3b Dividends not recognised at the end of the half-year

On 26 February 2009, the Directors declared an interim dividend of $11,023,000 being 13.5 cents per share to be paid on 31 March 2008 with the record date for entitlements being 11 March 2009. The financial effect of this dividend has not been brought to account in the financial statements for the half-year ended 31 December 2008 and will be recognised in subsequent financial reports.

4 ISSUED CAPITAL

Movements in ordinary share capital

		Date	Number issued and quoted	Price ($)
Fully paid shares at 30 June 2008			82,097,498	Various

Changes during the current period:
a)	Issue of shares upon exercise of Employee Share Options	21 August 2008	61,000	3.17
b)	Issue of shares upon exercise of Employee Share Options	2 September 2008	139,000	3.17
c)	Shares bought back	28 October 2008	(100,000)	3.60
d)	Shares bought back	6 November 2008	(100,000)	4.60
e)	Shares bought back	7 November 2008	(100,000)	4.58
f)	Shares bought back	20 November 2008	(50,000)	3.22
g)	Shares bought back	21 November 2008	(17,129)	2.90
h)	Shares bought back	24 November 2008	(76,236)	2.90
i)	Shares bought back	16 December 2008	(100,000)	2.98
j)	Shares bought back	18 December 2008	(100,000)	2.78

Fully paid shares at 31 December 2008			81,654,133

On 10 October 2008, the Directors announced an on market buy-back of up to 7.5% of the issued capital of the Company (6,172,312 shares). The buy-back program is intended to be completed within 12 months and has been established to enable the Company to repurchase shares on an opportunistic basis and to take advantage of current volatile market conditions. As at 31 December the company has bought back 643,365 shares at an average price of $3.55 per share, brokerage on the share buy back was $6,000.

5 CAPITAL AND RESERVES

	Share Capital $’000	Equity Reserve $’000	Hedge Reserve $’000	Accumulated Losses $’000	Total $’000
At 1 July 2008	138,905	1,988	3,034	(42,269)	101,658

Share based payments – options	—	438	—	—	438
Exercise of options	634	—	—	—	634
Shares bought back	(2,291)	—	—	—	(2,291)
Total recognised income and expense	—	—	(25,918)	43,998	18,080
Dividends	—	—	—	(13,168)	(13,168)

At 31 December 2008	137,248	2,426	(22,884)	(11,439)	105,351

At 1 July 2007	126,257	1,275	2,488	(56,776)	73,244
Total recognised income and expense	—	—	(159)	5,191	5,032
Share based payments – options	—	431	—	—	431
Issue of shares	8,400	—	—	—	8,400
Dividends	—	—	—	(4,868)	(4,868)
DRP Shares issued	1,471	—	—	—	1,471

At 31 December 2007	136,128	1,706	2,329	(56,453)	83,710

6 CONTINGENT LIABILITIES

During the period, the Company increased its Bank Guarantees to $12 million to cover additional rehabilitation bonding requirements following a review of the level of bonding at Stratford.

Apart from the above there were no material changes to the contingent liabilities reported at 30 June 2008.

7 INTEREST BEARING LOANS

During the period the Company repaid the remaining balance of its loan facility. During the period, the Company increased the Bank Guarantee facility from $6.0 million to $12.0 million and reduced its available debt facility from $30.0 million to $24.0 million. This debt facility expires on 19 February 2011 and is currently un-drawn.

8 SUBSEQUENT EVENTS

On 20 February 2009, the Company announced its intention to merge with Whitehaven Coal Limited through an off-market scrip takeover offer by the Company for all the shares in Whitehaven Coal Limited. Whitehaven Coal Limited shareholders will be offered one share in the Company for every 2.45 shares in Whitehaven Coal Limited after allowing for respective interim dividends. The Company is in the process of finalising the bidder’s statement and further details are expected to be available in early March 2009 following release of this statement.

Other than noted above and the dividend referred to in Note 3, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future years.

9 SHARE OPTIONS

Grant Date	Held at 1 July 2008	Exercised during the period	Issued during the period	Cancelled during the period	Held at 31 December 2008	Exercise Price
17 October 2006	200,000	(200,000)	—	—	—	3.17
27 August 2007	500,000	—	—	—	500,000	3.98
26 September 2007	400,000	—	—	—	400,000	4.32
8 October 2007	100,000	—	—	—	100,000	4.32
17 October 2007	100,000	—	—	—	100,000	4.32
23 January 2008	200,000	—	—	—	200,000	5.71
19 November 2008	—	—	200,000	—	200,000	4.50

	1,500,000	(200,000)	200,000	—	1,500,000

Details of share options granted to senior management under the Employee Share Option Plan during the period.

Grant Date	Options	Vest Date	Expiry Date	Exercise Price
19 November 2008	200,000	19 November 2011	19 November 2013	4.50

The exercise of these options is also dependant on a performance hurdle which requires that the options can only be exercised if the Company’s Total Shareholder Return (“TSR”) outperforms the S&P ASX/300 Accumulation Index over a rolling 12 month period.

On 24 December 2008, the Board resolved to issue 464,000 options as part of a new Long Term Incentive Plan for senior management. The options have an exercise price of nil and vest on 24 December 2011, subject to achievement of the service hurdle, and for 386,000 of the options a performance hurdle which requires the Company’s TSR outperform the ASX Small Cap Resources index over a rolling 12 month period. The options expire on 24 December 2013.

DIRECTORS’ DECLARATION

In the opinion of the directors of Gloucester Coal Ltd (“the Company”):

1.	the financial statements and notes, set out on pages 6 to 12 are in accordance with the Corporations Act 2001, including:

(a)	giving a true and fair view of the financial position of the consolidated entity as at 31 December 2008 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

(b)	complying with Australian Accounting Standards AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

2.	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Robert J Lord
Director
Sydney, 26 February 2009

Andy J Hogendijk
Director and Chairman
Sydney, 26 February 2009

INDEPENDENT AUDITOR’S REVIEW

REPORT TO THE MEMBERS OF GLOUCESTER COAL LTD

We have reviewed the accompanying interim financial report of Gloucester Coal Ltd, which comprises the consolidated interim balance sheet as at 31 December 2008, income statement, statement of recognised income and expense and cash flow statement for the half-year period ended on that date, a statement of accounting policies and other explanatory notes 1 to 9 and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year’s end or from time to time during the half-year period.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of Interim and Other Financial Reports Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Group’s financial position as at 31 December 2008 and its performance for the half-year period ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As auditor of Gloucester Coal Ltd, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Gloucester Coal Ltd is not in accordance with the Corporations Act 2001, including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2008 and of its performance for the half-year period ended on that date; and

(b)	complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

KPMG

Anthony Jones
Partner

Sydney, 26 February 2009

ATTACHMENT 4: WHITEHAVEN’S ASX ANNOUNCEMENT DATED 25 MARCH 2009

WHITEHAVEN COAL LIMITED
ABN 68 124 425 396
Level 9
1 York Street
Sydney, NSW 2000
PO Box R1113
Royal Exchange
NSW 1225
Ph: 02 8507 9700
Fax: 02 8507 9701
Web: www.whitehaven.net.au

25 March 2009

Whitehaven corrects previous public announcements about directors’ interests in Whitehaven shares

The announcement and presentation made on 20 February 2009 by Whitehaven Coal Limited (Whitehaven) in respect of its proposed merger with Gloucester Coal Limited stated that the directors own shareholdings collectively represented approximately 74% of Whitehaven shares. This statement is incorrect. Whitehaven wishes to correct that statement. Whitehaven directors and their associates have a relevant interest in 33.67% of the Company.1 The Whitehaven shares held or controlled by the directors and their associates are as follows:

Whitehaven director	Whitehaven shares held by the director or in which a director or an associate has a relevant interest	Percentage voting power (%)
John Conde	301,887	0.07%
Tony Haggarty	31,143,795	7.65%
Andy Plummer	29,883,070	7.34%
Hans Mende	75,379,833	18.51%
Alex Krueger	nil	nil
Neil Chatfield	301,887	0.07%
Allan Davies	125,000	0.03%
Total		33.67%

The difference between 74% and 33.67% arises in respect of Whitehaven shares attributed to the ownership or control of Mr Krueger and Mr Mende.

Alex Krueger is a nominee of FRC Whitehaven Holdings BV (FRC) which owns 131,650,000 Whitehaven shares or approximately 32.3% of Whitehaven’s share capital. Mr Krueger neither has a relevant interest in those shares nor is he an associate of FRC under section 12 of the Corporations Act.

[1]	The term ‘associates’ has the meaning given under section 12 of the Corporations Act 2001 (Cth).

The Appendix 3X lodged on 4 June 2007 incorrectly recorded Mr Krueger as having a relevant interest in FRC’s shares. That incorrect statement was incorporated into Whitehaven’s 2007 and 2008 annual reports. The correct position is as stated in the preceding paragraph.

Similarly, interests in 32,749,087 Whitehaven shares (or approximately 8% of Whitehaven’s share capital) held by Fritz Kundrun as trustee of the Kundrun Family Trust, Kirsten Investments II LLC, Markus Investments II LLC and Nicola Investments II LLC, had been incorrectly attributed to Mr Mende. Whitehaven understands that Mr Mende neither has a relevant interest in those shares nor is he an associate of the relevant shareholders under section 12 of the Corporations Act.

For further information, please contact:

Tony Haggarty – Managing Director Tel: 02 8248 1257

Kate Kerrison – Kate Kerrison + Company Tel: 0413 946 704

Email: kate@katekerrison.com.au

ATTACHMENT 5: GLOUCESTER’S QUARTERLY RESULTS—31 MARCH 2009

QUARTERLY REPORT Q3 2008/09

GLOUCESTER COAL LTD

ABN 66 008 881 712

QUARTERLY REPORT

PERIOD ENDED 31 MARCH 2009

• Coal Reserves increase 33%

• Sales volumes increase 13%

THIRD QUARTER HIGHLIGHTS	• Strong forward order book into 2010
• Product pile expansion on budget, nears completion
• Record interim dividend - $11 million paid (13.5 cents per share)

• Debt-free and cash on hand of $58 million

GLOUCESTER COAL LTD

Level 15

Citadel Towers (Tower B)

799 Pacific Highway

Chatswood NSW 2067

PO Box 137

Chatswood NSW 2057

Telephone

+61 (0)2 9413 2028

Fax

+61 (0)2 9413 4802

Email

gcl@gloucestercoal.com.au

Web

www.gloucestercoal.com.au

For further information

Rob Lord

Chief Executive Officer

+61 (0)2 9413 2028

Peter Scott

Chief Financial Officer

+61 (0)2 9413 2028

Media Enquiries

FD Third Person 0403 527 755

ASX: GCL

SALES

Gloucester Coal Ltd recorded total sales volumes of 516kt during the quarter ended 31 March 2009, which represents a sales increase of 13% on the previous corresponding period (and an increase of 6% year to date).

Sales in the quarter continued to reflect the relatively stronger demand for thermal coal in comparison to coking coal. Gloucester can adjust its mining and sales product mix towards thermal coal, so as to maximize overall sales volume within the allocation constraints provided by the Port of Newcastle Capacity Balancing System.

THIRD QUARTER 2008/09 SALES

	Mar 08 kt	Mar 09 kt	Change	YTD Mar 08 kt	YTD Mar 09 kt
Coal Type
Coking	169	102	(40)%	532	364
Thermal	289	390	35%	826	1,049
Thermal Domestic	—	24	n.a.	—	24

Total Sales	458	516		1,358	1,437

Purchases	(19)	(18)	(5)%	(87)	(67)

Net Sales	439	498	13%	1,271	1,370

27 APRIL 2009

QUARTERLY REPORT Q3 2008/09

Coking Coal

Coking coal sales volume reduced 40% on the previous corresponding period reflecting reduced steel production (and therefore coking coal demand) by the Company’s primary customers, the Japanese Steel Mills.

Looking forward; negotiations for the Japanese Fiscal year 2009 (April 2009 to March 2010) are at an advanced stage. The Company is confident of finalising new contract volumes with customers shortly, with Japanese Fiscal Year 2009 sales volumes expected to approximate 700kt.

Thermal Coal

Export thermal coal sales of 390kt increased 35% on the previous corresponding period, and the Company also sold 24kt of thermal coal to a domestic power generator.

The large volume of thermal coal sales more than offset reductions in coking coal and helped reduce thermal coal stockpiles which had built up over the previous year, when coking coal was in its greatest demand.

The Company retains a strong order book for thermal coal and is fully sold through June 2009. For the period post June 2009; forward sales of around 1.1 million tonnes have already been made at varying prices, averaging approximately US$70/t.

The Company’s thermal coal production cost is lower than for coking coal, but the profit margin per tonne on coking coal is typically higher than for thermal coal in normal market conditions.

Based on current shipping estimates, the Company forecasts total sales (for all coking and thermal products) of around 2.0 million tonnes for the full 2008/09 year.

THIRD QUARTER 2008/09 PRODUCTION

	Mar 08 kt	Mar 09 kt	Change	YTD Mar 08 kt	YTD Mar 09 kt
Coal Source
Duralie	377	374	(1)%	1,268	1,174
Bowens Road North	206	305	48%	690	753
Co-disposal	—	19	Na	14	25
Roseville	58	15	(74)%	186	112

Total ROM Coal Delivered to CHPP	641	713	11%	2,158	2,064

Preparation Plant
ROM Coal processed	638	647	1%	2,053	1,954
Total Yield	62%	66%	6%	65%	67%

Total Product	394	427	8%	1,334	1,307

27 APRIL 2009

QUARTERLY REPORT Q3 2008/09

PRODUCTION

Open Cut Production

High levels of product coal stocks at the start of the period and steady production continue to satisfy coal sales demands. ROM coal production rates continue to match sales volumes to optimise the management of product pile capacity. ROM coal volume was significantly up from the last quarter and 11% greater than the same period last year. Similarly, product coal production was 8% greater than the previous year.

Mining operations at Duralie were generally satisfactory during the quarter and only marginally affected by wet weather. Waste volumes were less than scheduled due to excavator availability issues, which have since been corrected. Generally the mining operations were routine during the period as mining in Strip 7 nears completion, and top soil removal for Strip 9 commenced.

Bowens Road North operations, despite unseasonably wet weather, increased thermal coal production to match sales commitments. ROM coal volume was up from the last quarter and 48% greater than the same period last year

In Roseville Extension and Roseville West, in-pit dumping of waste from the West pit continues. Wet weather significantly hampered operations. Coal extraction is now tightly concentrated in the bottom of the Roseville Extension pit, with the removal of last coal well advanced and scheduled to be competed in the next quarter. Roseville West will provide continued ROM coal flow to suit coking coal blend requirements once Roseville Extension is completed.

Production from the low cost co-disposal area continued as the emphasis shifted to increased thermal coal production.

The Bowens Road diversion was completed and scheduled to be open to public traffic in April. The closing of the haul road / public road intersections are due to be decommissioned by end April.

Water management

Management of excess mine water at Duralie continues as a high priority.

The water strategies / actions applied continue to manage the excess water stored on site. Although significant rainfall occurred in the quarter, the level in the Main Water Dam was 79%, (63% at the end of the same period last year)

Construction is progressing on the first Auxiliary Storage Dam to provide a further 500ML (additional 35% capacity) of on site storage at Duralie.

Preparation of the new application and environmental assessment, and seeking approval for additional irrigation areas is well advanced.

Mining operations contract renewal - Duralie

The documentation for the new contract for mining operations for Duralie nears completion and should be signed off before the completion of the existing contract, thereby ensuring continuity of production.

Duralie Coal has placed an order for the 8 new CAT 785C XQ haul trucks. These trucks will be operated by the Mining Contractor.

Part 3A Application - Duralie

Preparation of the Part 3A application and environmental assessment for the Duralie expansion is well advanced and targeting lodgment to the DoP by end 2009.

The consultation process with the various stakeholders is about to commence.

27 APRIL 2009

QUARTERLY REPORT Q3 2008/09

Stratford Coal Preparation Plant

Coal processing remains geared to shipping commitments and product inventory levels. Overall, product coal stocks at site decreased by 44kt during the period to 180kt, with stock levels sufficient to fulfill sales.

The Coal Handling Preparation Plant (CHPP) operations continued to run efficiently, with product yields well above budget, and greater than 6% improvement over the same period last year.

Construction of the Product Pile Expansion is well advanced and remains on schedule for completion mid 2009 and within budget.

The progress of the CHPP upgrade continues. Off site fabrication of steelwork has commenced and major equipment has been delivered. Scheduled for completion mid 2010.

EXPLORATION

Gloucester Coal is an established coal producer that has recently discovered major new thick coal seams near surface in the Gloucester Basin that can be rapidly brought into open-pit production to increase production tonnages, improve coal qualities and increase the yield of coal.

During the quarter the Company spent $927,000 on exploration activity (YTD $2.4 million) for further positive results. In February, an updated JORC Resources and Reserves statement was released with open cut Coal Reserves increased by 33% to 38.0 million tonnes; whilst Coal Resources were increased to 209 million tonnes.

Furthermore, the Company also announced defined exploration targets for between 180 to 275 million tonnes of additional coal. (See attached extract from market announcement dated 2 February 2009). Firming up on these resources will be the focus of much of the exploration program, over the next few years.

Exploration emphasis during the quarter has been at Stratford East, where a total of 31 drill holes has targeted the Clareval and Weismantel Seams over a strike length of 2 km. The Clareval Seam intersections are between 12m and 20m in the drill holes, and this coking coal seam extends for the 2km drilled so far. Drilling is planned over a further 2km of strike length in the next 3 months, at Stratford East.

At Roseville West, near Stratford, drilling of the Cloverdale, Deards and Bindaboo Seams is being undertaken to enable resources to be extended down to about 140m, and upgraded from inferred to indicated category for detailed mine planning.

At Duralie Northwest holes are being drilled on the Clareval Seam to over 200m, to extend the resources of thick coal beyond 150m depth of cover.

At Grant and Chainey the extent of the Clareval Seam is being explored with an open-hole drilling program and nearby, in EL 6904, some exploratory drilling is planned in the next month or two in several areas that could be underlain by coal.

With 4 drilling rigs now involved in the exploration, it is anticipated that long term mine plans, involving coal production rates of up to 3.5 million tonnes per annum (product), will be able to be developed to a conceptual level during 2010.

FINANCE

As a result of the higher volumes and excellent prices, the financial performance of the Company has been very good in the quarter with the Balance Sheet continuing to strengthen.

Cashflow in the quarter has been outstanding. The Company has no debt and cash on hand increased from $25 million at December 2008 to $58 million at the end of March 2009. This is after the payment of the interim dividend of $11 million (13.5 cents per share).

The Company remains on track for a record financial performance in the 2008/09 year.

27 APRIL 2009

QUARTERLY REPORT Q3 2008/09

CORPORATE ACTIVITY

On 20 February 2009, the Company announced a scrip based merger with Whitehaven Coal. Under the terms of the merger, Whitehaven Coal shareholders will receive 1 Gloucester Coal share for every 2.45 Whitehaven Coal shares held. Subsequent to this announcement, on 27 February 2009, Noble Group announced a takeover bid for Gloucester Coal at $4.85 per share, conditional on the Whitehaven merger not proceeding.

At the time of this release, issues relating to these matters are before the Takeovers Panel. The Company will advise on developments in due course.

FOR FURTHER INFORMATION

Rob Lord	Chief Executive Officer
Peter Scott	Chief Financial Officer
Phone	+61 (0)2 9413 2028
Website	www.gloucestercoal.com.au
Email	gcl@gloucestercoal.com.au

Media	FD Third Person
Phone	+61 (0)2 8298 6100 or
+61 (0)403 527 755

27 APRIL 2009

QUARTERLY REPORT Q3 2008/09

FIGURE 1: EXPLORATION TARGETS (EXTRACT FROM MARKET ANNOUNCEMENT DATED 2 FEBRUARY 2009)

A315
Avon Seam
3mt to 7mt: O/C
Avon Seam
10mt to 20mt: U/G
Roseville Seam
15mt to 25mt: U/G
Clareval Seam
30mt to 40mt: O/C
Weismantel Seam
10mt to 20mt: O/C
Clareval and Weismantel Seams
Intersected in this Area
Stratford
Operations
Bowens Road, Avon, Rombo
& Parkers Road Seams
3mt to 7mt: O/C
Clareval Seam
3mt to 7mt: O/C
A311
Railway Line
Sydney to Brisbane
Clareval and Weismantel Seams
Intersected in this Area
EL 6904
LEGEND
Exploration License Area
GLOUCESTER BASIN COAL SUBCROPS
Roseville
Bowens Road
Avon
Weismantel
Clareval
Open Cut Operations
PROPOSED OPENCUT OPERATIONS
Opencut Resources Blocks
Underground Resources Blocks
Opencut Target Areas
Underground Target Areas
Avon Seam
15mt to 25mt: U/G
Weismantel Seam
3mt to 7mt: O/C
Clareval Seam
3mt to 7mt: O/C
Clareval Seam
80mt to 100mt: U/G
Clareval Seam
5mt to 10mt: O/C
Duralie
Operation
N
GLOUCESTER COAL LTD
EXPLORATION TARGETS
January 2009
Doc. No: GCL-0023-003-01-Rev. 1
Figure 1

27 APRIL 2009

QUARTERLY REPORT Q3 2008/09

TABLE 1: EXPLORATION TARGETS (EXTRACT FROM MARKET ANNOUNCEMENT DATED 2 FEBRUARY 2009)

Open Cut Exploration Targets	Target Size
Stratford East/Grant & Chainey – Clareval Seam:	30mt to 40mt.
Stratford East/Grant & Chainey – Weismantel Seam:	10mt to 20mt.
Stratford North – Avon Seam:	3mt to 7mt.
Grant & Chainey – Avon, Bowens Road, Rombo,
Parkers Road Seams:	3mt to 7mt.
EL6904 – Clareval Seam:	3mt to 7mt.
Duralie West – Weismantel Seam:	3mt to 7mt.
Duralie West – Clareval Seam:	3mt to 7mt.
Duralie South – Clareval Seam:	5mt to 10mt.

Total open cut exploration targets:	60mt to 105mt.

Underground Exploration Targets
Duralie – Clareval Seam:	80mt to 100mt.
Grant & Chainey – Avon Seam:	15mt to 25mt.
Stratford West – Avon Seam:	10mt to 20mt.
Stratford West – Roseville Seam:	15mt to 25mt.
Total Underground exploration targets:	120mt to 170mt.

Competent Persons Statement

The information in this report that relates to Exploration Results, Targets and Coal Resources is based on information compiled by Dr John Bryan BSc (Hons), PhD who is a Fellow of The Australasian Institute of Mining and Metallurgy. Dr Bryan is a Director of Gloucester Coal and is employed by McElroy Brian Geological Services which provides geological consultancy services to Gloucester Coal.

Dr Bryan has sufficient experience which is relevant to the style of mineralisation and type of deposit being reported and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves’ (the JORC Code). Dr Bryan has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.

27 APRIL 2009

ATTACHMENT 6: ASIC DECLARATION

09-00302

Australian Securities and Investments Commission

Corporations Act 2001 – Paragraph 655A(l)(b) – Declaration

Under paragraph 655A(l)(b) of the Corporations Act 2001 (Act), the Australian Securities and Investments Commission declares that Chapter 6 of the Act applies to the person specified in Schedule A in the case specified in Schedule B as if paragraph 63 1(1)(b) of the Act were modified or varied by omitting the words “within 2 months after the proposal” and substituting the following:

“within 2 months and 14 days after the proposal”.

Schedule A

Gloucester Coal Ltd ACN 008 881 712 (Gloucester)

Schedule B

Gloucester announced a proposal on 20 February 2009 to make an off-market takeover bid for all of the ordinary shares in Whitehaven Coal Limited ACN 124 425 396 and Gloucester notifies ASX Limited ACN 008 624 691 of the effect of this instrument on or around the date of this instrument.

Dated the 20th day of April 2009

Elizabeth Korpi a delegate of the Australian Securities and Investments Commission

PART 3. TARGET’S STATEMENT

HOW TO ACCEPT THE GLOUCESTER OFFER

1	You should read the Target’s Statement, which contains your Directors’ unanimous recommendation to accept the Gloucester Offer in the absence of a superior proposal and their reasons for this recommendation.

2	To accept the Gloucester Offer, complete and return using the envelope provided, the acceptance form contained in this booklet.

3	If you have any questions, please call the shareholder information line on 1300 752 429 (within Australia) or +61 3 9415 4170 (outside Australia) between 9.00 am and 5.00 pm (Sydney time) Monday to Friday.

4	The Directors are committed to ensuring Whitehaven Shareholders are kept informed of developments. Important developments under the control of Whitehaven will be notified directly to Whitehaven Shareholders.

1. WHY YOU SHOULD ACCEPT THE GLOUCESTER OFFER

Your Directors unanimously recommend that you ACCEPT the Gloucester Offer in the absence of a superior proposal.

This section sets out the reasons why you should accept. It should be read in conjunction with the discussion of risks associated with holding Gloucester Shares and the Merged Group in section 8.

There are a number of factors Whitehaven Shareholders need to consider in deciding whether to accept the Gloucester Offer. Whitehaven Shareholders should read the Target’s Statement in its entirety and consult with their legal, financial or other professional adviser if necessary.

1.1. CREATION OF A MAJOR AUSTRALIAN COAL COMPANY WITH INCREASED SCALE AND ENHANCED FINANCIAL STRENGTH

Increased Scale

The merger of Gloucester and Whitehaven will create a major Australian coal company in terms of market capitalisation, production, embedded growth potential, resources and reserves.

The Directors believe there to be significant benefits for Shareholders in view of increased scale and improved market capitalisation coupled with the strategic benefits highlighted in sections 1.2 and 1.4.

The features of the Merged Group include:

•	a market capitalisation of approximately $1.2 billion[1];

•	saleable production of 4.5Mt in calendar year 2008 (pro forma 100% basis); and

•	embedded growth with potential for increased substantial saleable production.

[1]	Based on the closing market capitalisation of Whitehaven and Gloucester on 24 April 2009.

Coal Companies’ Market Capitalisations	Coal Companies’ CY08 Saleable Production

The Merged Group will have a solid base of existing cost competitive operations coupled with large near-term growth projects providing the potential for substantial increase in combined coal sales.

Enhanced Financial Strength

The combined balance sheet, profit and cashflow provide the Merged Group with a strong financial platform from which to grow both organically and through acquisitions. Refer to section 8.3 of the Bidder’s Statement for further detail on the Merged Group’s financial position.

With a strengthened financial position the Merged Group should have greater access to competitive sources of capital. Accordingly, the Directors believe the Merged Group will be better positioned for growth (either by incremental development and/or acquisitions), than either company would have been individually.

1.2. BY ACCEPTING THE GLOUCESTER OFFER WHITEHAVEN SHAREHOLDERS WILL BE ABLE TO SHARE IN THE ONGOING STRATEGIC AND FINANCIAL BENEFITS OF THE MERGED GROUP. THESE ARE EXPECTED TO BE SIGNIFICANT

If the Offer is successful and Whitehaven becomes a wholly owned subsidiary of Gloucester, Whitehaven Shares will be exchanged for approximately 67% of the shares in the Merged Group. As shareholders in the Merged Group Whitehaven Shareholders will share in the strategic and financial benefits of the merger, which are expected to be significant. These are set out below.

Synergies

The merger is expected to generate synergies associated with the blending of Gloucester’s high sulphur, high ash thermal coal with Whitehaven’s low sulphur, low ash thermal coal. There is also the potential to create a semi-soft coking coal by blending Gloucester’s lower ash thermal coal (which has coking coal characteristics) with Whitehaven’s PCI coal.

The revenue benefits from coal blending over the medium term are anticipated to average at least $10 million per annum on a pre-tax basis. Further details on the blending synergies are set out in Section 8.2(a) of the Bidder’s Statement.

In addition, the Merged Group may benefit from other potential synergies that are identified in Section 8.2(b) of the Bidder’s Statement.

Diversification of Risk

The Merged Group provides Whitehaven Shareholders with a more diversified portfolio of assets, development projects and future opportunities improving its overall risk profile.

The portfolio of seven operating coal mines within the Merged Group are stable, low risk, operations in the Gloucester and Gunnedah coal basins in New South Wales, which export high quality thermal and metallurgical coals to major long-term customers.

The Merged Group should also have substantial embedded growth from high quality open cut and underground coal projects and a portfolio of exploration targets. Assets in the development stage include Narrabri in the Gunnedah Basin and Clareval (at Duralie) in the Gloucester Basin.

The Merged Group will have a more diverse group of long term customers, including:

•	major Asian power utilities;

•	major international steel producers and other smelting operations;

•	large international coal traders; and

•	domestic users.

Increased flexibility

The combined rail and port infrastructure of the Merged Group should enhance the flexibility of the Merged Group to optimise coal sales. The combined allocation for the Merged Group from Port Waratah Coal Services Limited (which grants shipping allocations at the existing Newcastle coal terminal) in CY2009 is 5.6Mtpa. Combined with the port allocation for Whitehaven from NCIG, the Merged Group will have a strong and diversified infrastructure position for its New South Wales coal operations.

Potential Taxation Benefit

If 100% of the Shares in Whitehaven are acquired by Gloucester, the taxation value of Whitehaven’s assets, including depreciable mining tenements at Narrabri, should be reset. If the taxation values of the depreciable assets increase, the Merged Group may be able to claim additional tax depreciation each year against its assessable income. The amounts of any reset and the potential depreciation cannot be calculated until the value of Gloucester Shares issued for the acquisition of Whitehaven (at the date of issue) is known and the fair value of Whitehaven’s assets and liabilities is determined.

1.3. THE DIRECTORS BELIEVE THAT THE PROPOSED MERGER TERMS ARE FAIR

The price of Whitehaven Shares as with most ASX listed coal companies, has experienced significant volatility in recent times. However, the relative share price volatility of Whitehaven Shares and Gloucester Shares since Whitehaven listed in June 2007 has been reasonably consistent.

Note:

The Whitehaven and Gloucester Share prices in the chart above have been rebased to 100, as at 1 June 2007 to illustrate relative share price movements.

Source: IRESS Market Technology

The merger ratio of 1 Gloucester Share for every 2.45 Whitehaven Shares is broadly consistent with the ratio implied by the volume weighted average price (VWAP) of both companies over various periods in the months prior to the announcement as illustrated in the chart below. The chart below shows that the ratio implied by the respective VWAP’s since Whitehaven listed in June 2007 up to the day prior to the announcement of the Gloucester Offer is 2.46.

Note:

Data as at 19 February 2009, the day prior to announcement of the Gloucester Offer.

Source: IRESS Market Technology

1.4. INCREASED LIQUIDITY OF SECURITIES

The Merged Group will have a wider shareholder base. The Merged Group is also likely to attract greater institutional investor support and analyst coverage which may encourage a positive share price re-rating over time. It is therefore expected that Whitehaven Shareholders will benefit from increased liquidity and a broader and more diversified shareholder base of the Merged Group.

1.5. COMBINES CAPABLE AND EXPERIENCED BOARDS AND MANAGEMENT TEAMS WITH PROVEN TRACK RECORDS

The merger will combine the significant board and management expertise of both Whitehaven and Gloucester. The senior management team will be formed from the two companies’ existing management teams which have proven track records of generating sustainable growth and shareholder returns. Given the lean management structure of both companies, the complementary nature of the two businesses and the development pipeline of the combined group, overlap of management and operational roles is expected to be minimal. Senior management of the Merged Group will benefit from the collective skills and experience of the combined board.

Tony Haggarty, the current managing director of Whitehaven, will become managing director of the Merged Group for a period of time, after which, it is expected that the role will be assumed by Rob Lord, the current managing director of Gloucester.

John Conde, chairman of Whitehaven, will become chairman of the Merged Group and Andy Hogendijk, the current chairman of Gloucester, will become deputy chairman. The board of the Merged Group will comprise the current directors of both companies, except for Hans Mende. The intention is for the number of directors to be reduced in due course.

1.6. WHITEHAVEN DIRECTORS AND A MAJOR SHAREHOLDER INTEND TO ACCEPT IN THE ABSENCE OF A SUPERIOR PROPOSAL

The Directors consider the merger to be the best option available to Whitehaven and Whitehaven Shareholders and are unanimously recommending that Whitehaven Shareholders accept the Gloucester Offer in the absence of a superior proposal. The Directors collectively own or control 33.67%2 of Whitehaven Shares and have indicated that they intend to accept the Gloucester Offer in respect of these shareholdings in the absence of a superior proposal. The interests of Directors are closely aligned with those of Shareholders.

FRC Whitehaven Holdings BV holds 32.33% of Whitehaven Shares and has indicated its intention to accept the Gloucester Offer in the absence of a superior proposal. Together with the Shares owned or controlled by the Directors, this represents 66% of Whitehaven Shares.

It should be noted that the minimum acceptance condition under the Gloucester Offer is 80%.

1.7. YOU MAY BE ELIGIBLE FOR AUSTRALIAN CGT ROLLOVER RELIEF

Australian resident (and certain foreign) Whitehaven Shareholders who accept the Gloucester Offer and who would otherwise derive a capital gain in respect of the exchange of Whitehaven Shares for Gloucester Shares may be entitled to scrip for scrip rollover relief for Australian Capital Gains Tax (CGT) purposes. The effect of choosing scrip for scrip rollover relief enables you to defer any Australian CGT liability on the disposal of your Whitehaven Shares under the Gloucester Offer until such time as you dispose of the new Gloucester Shares you receive. Further details on the taxation consequences of the Gloucester Offer are provided in section 9 and you are advised to consult your personal taxation or financial adviser in relation to your situation.

1.8 NO COSTS

You will not be required to pay brokerage, stamp duty or any other transaction costs in relation to accepting the Gloucester Offer.

[2]

In the announcement of the Gloucester Offer that was published on 20 February 2009, it was stated that Whitehaven Directors’ own shareholdings collectively represented 74% of Whitehaven Shares. That statement was incorrect and Whitehaven published an announcement on 25 March 2009 to correct that figure to 33.67%. Further information about Director’s interests in Whitehaven Shares is set out in section 10.1.

2. FREQUENTLY ASKED QUESTIONS ABOUT THE GLOUCESTER OFFER

QUESTION	ANSWER	FURTHER INFORMATION
What is the Gloucester Offer?	Gloucester has made an offer to merge with Whitehaven by offering Whitehaven Shareholders 1 Gloucester Share for every 2.45 Whitehaven Shares.	Section 4

What do your Directors recommend?

The Directors unanimously recommend that you accept the Gloucester Offer, in the absence of a superior proposal.

The reasons for this recommendation are set out in this Target’s Statement.

If there is any material development about the Gloucester Offer, Whitehaven will issue a Supplementary Target’s Statement and advise you accordingly.

Section 3

What do I do to accept the Gloucester Offer?	Details of how to accept the Gloucester Offer are set out in section 12.3 of Gloucester’s Bidder’s Statement and section 7.1 of this Target’s Statement.	Section 7.1

What choices do I have as a Whitehaven	You have the following choices:	Section 7

Shareholder?	(a) If you want to accept the Gloucester Offer, follow the instructions in 12.3 of Gloucester’s Bidder’s Statement or section 7.1 of this Target’s Statement.

(b) If you want to reject the Gloucester Offer, you need not do anything.

(c) You may sell your Whitehaven Shares on market (unless you have previously accepted the Gloucester Offer and you have not validly withdrawn your acceptance).

What are the consequences of accepting the Gloucester Offer now?

If you accept the Gloucester Offer while it is still conditional, you will not be able to sell your Whitehaven Shares on the ASX or to any other bidder that may make a takeover offer, or deal with your Whitehaven Shares in any other way while the Gloucester Offer remains open. You may only withdraw your acceptance if Gloucester extends the Offer Period by more than one month.

If the Conditions of the Gloucester Offer are not satisfied or waived and the Gloucester Offer lapses, you will then be free to deal with your Whitehaven Shares even if you accepted the Gloucester Offer.

If you accept the Gloucester Offer and Gloucester subsequently raises its Offer Price, you will receive the higher price.

Section 4.7

When do I have to decide?

If you want to follow your Directors’ recommendation and accept the Gloucester Offer, you must do so before the end of the Offer Period. Gloucester has stated that the Gloucester Offer will remain open until 2 June 2009, unless extended or withdrawn.

If you do not want to accept the Gloucester Offer, you need not do anything.

Section 4.4

QUESTION	ANSWER		FURTHER INFORMATION
What are the conditions	The Gloucester Offer is subject to the following Conditions:		Section 4.3
of the Gloucester
Offer?	(a)	80% minimum acceptance;

	(b)	approval by any Public Authority which may be required (approval from the Foreign Investment Review Board has already been obtained);

	(c)	no superior proposal for Gloucester is made or announced;

	(d)	no Material Adverse Changes occurring in respect of Whitehaven;

	(e)	no regulatory action occurring;

	(f)	no Prescribed Occurrences occurring in respect of Whitehaven;

	(g)	no acquisitions, disposals or expenditures being entered into or agreed to by Whitehaven which would likely involve a material change in (1) the manner in which Whitehaven conducts its business or (2) the nature (including balance sheet classification), extent or value of the assets or liabilities of Whitehaven; and

	(h)	no distributions being made by Whitehaven, other than the Whitehaven interim dividend of 2.5 cents per Whitehaven Share that was paid on 31 March 2009.

This is only a summary of the Conditions. See section 4.3 of this Target’s Statement for further details about the Conditions and refer to section 12.8 of Gloucester’s Bidder’s Statement for full details of all Conditions.

What happens if I do nothing?	You will remain a Whitehaven Shareholder unless Gloucester can compulsorily acquire your Whitehaven Shares. If you do nothing, but Gloucester acquires 90% or more of Whitehaven Shares and all the Conditions of the Gloucester Offer are satisfied or waived, Gloucester intends to compulsorily acquire your Whitehaven Shares. See section 7.3 of Gloucester’s Bidder’s Statement and section 4.11 of this Target’s Statement for further details.		Section 4.11

Can I be forced to sell my Whitehaven Shares?	You cannot be forced to sell your Whitehaven Shares unless Gloucester proceeds to compulsory acquisition of your Whitehaven Shares. Gloucester needs to acquire at least 90% of Whitehaven Shares, or hold at least 90% of Whitehaven Shares on a fully diluted basis to exercise compulsory acquisition rights. In this event, you are paid the same consideration as is payable by Gloucester under the Gloucester Offer.		Section 4.11

What happens if the conditions of the Gloucester Offer are not satisfied or waived?	If the Conditions of the Gloucester Offer are not satisfied or waived before the Gloucester Offer closes, the Gloucester Offer will lapse. This means that:		Section 4.5
	(a)	if you have accepted the Gloucester Offer, your acceptance is void and you will continue to be a Whitehaven Shareholder, free to deal with your Whitehaven Shares; or

QUESTION	ANSWER	FURTHER INFORMATION
(b) if you have rejected the Gloucester Offer, you will continue to be a Whitehaven Shareholder and are free to deal with your Whitehaven Shares.

What are the tax implications of accepting the Gloucester Offer?	You may be liable for capital gains tax. However, CGT roll-over relief may be available if Gloucester acquires 80% of all Whitehaven Shares. Consult your financial or taxation adviser for individual advice.	Section 9

See section 9 of this Target’s Statement and refer to section 10 of Gloucester’s Bidder’s Statement for further details about the taxation consequences of the Gloucester Offer.

When does the Gloucester Offer close?	The Gloucester Offer will close at 7.00 pm (Sydney time) on 2 June 2009, unless it is extended or withdrawn.	Section 4.4

Can Gloucester vary the Gloucester Offer?	Yes. Gloucester can vary the Gloucester Offer by waiving the Conditions, extending the Offer Period or increasing the Offer Price. However, Gloucester cannot waive the 80% minimum acceptance condition without the approval of Whitehaven and cannot waive the condition regarding there being no superior proposal for Gloucester for 21 days after the first offer under Gloucester’s bid for Whitehaven is made.	Section 4.10

If Gloucester acquires at least 50.1% but less than 90% of the Whitehaven Shares, will I still be able to sell my Whitehaven Shares on the ASX?

If you retain your Whitehaven Shares, you will still be able to sell them on the ASX unless Whitehaven is delisted at some time in the future.

Gloucester has stated in its Bidder’s Statement that if the 80% minimum acceptance condition to the Gloucester Offer was satisfied or waived (with the approval of Whitehaven) and it acquired less than 90% of the Whitehaven Shares but was still able to gain effective control of Whitehaven, then it would consider whether it would be appropriate for Whitehaven to be removed from the official list of the ASX.

If Whitehaven is removed from the official list of the ASX, you will not be able to sell your Whitehaven Shares on the ASX.

Section 4.12

Will I pay brokerage or stamp duty if I accept the Gloucester Offer?	No. If you accept the Gloucester Offer no brokerage or stamp duty is payable however if you sell your Whitehaven Shares on the ASX, you will incur brokerage costs.

What do I do if I am a Foreign Shareholder?

Special rules apply to Foreign Shareholders (Whitehaven Shareholders whose address is in a place outside Australia and its external territories, New Zealand, The Netherlands, the United States of America or Switzerland). Generally, you will not be entitled to receive Gloucester Shares under the Gloucester Offer, but the Gloucester Shares you would otherwise be entitled to will be sold by a nominee on your behalf and you will receive the proceeds.

See section 12.7 of the Bidder’s Statement for information about Foreign Shareholders.

Section 4.9

QUESTION	ANSWER	FURTHER INFORMATION
What is the Noble Group Limited takeover bid for Gloucester?

On 27 February 2009, Noble announced its intention to make a takeover bid for all the shares in Gloucester, conditional on the Gloucester Offer for Whitehaven not proceeding.

Further information in relation to the takeover bid by Noble is set out in section 4.13.

Section 4.13

What is a bidder’s statement?	This booklet that has been sent to you by Gloucester and Whitehaven includes a document called a bidder’s statement. It is prepared by Gloucester and contains information about the Gloucester Offer.

What is a target’s statement?	This part of the booklet is a target’s statement. It contains information prepared by your Directors to help you decide whether to accept the Gloucester Offer.

What if I have other questions about the Gloucester Offer?

If you have any questions, please call the shareholder information line on 1300 752 429 (within Australia) or +61 3 9415 4170 (outside Australia) between 9.00am and 5.00pm (Sydney time) Monday to Friday, or visit Whitehaven’s website at www.whitehaven.net.au.

Announcements made to the ASX by Whitehaven and other information relating to the Gloucester Offer can be obtained from Whitehaven’s website at www.whitehaven.net.au.

3. DIRECTORS’ RECOMMENDATION

3.1 DIRECTORS’ RECOMMENDATION

After taking into account the terms of the Gloucester Offer (set out in the Bidder’s Statement) and the matters in this Target’s Statement, each Director recommends that you accept the Gloucester Offer, in the absence of a superior proposal.

A summary of the reasons for the Directors’ recommendation is set out in section 1 of this Target’s Statement entitled ‘Why you should accept the Gloucester Offer’.

3.2 DIRECTORS’ ACCEPTANCE OF THE GLOUCESTER OFFER

Each Director who holds or controls Whitehaven Shares personally intends to accept the Gloucester Offer in respect of those Whitehaven Shares, in the absence of a superior proposal.

Directors have a relevant interest in 33.67% of Whitehaven Shares. Details of the relevant interests of each Director in Whitehaven Shares are set out in section 10.

4. KEY TERMS OF THE GLOUCESTER OFFER

4.1 HISTORY

On 20 February 2009, Gloucester and Whitehaven announced their intention to merge by Gloucester making an off-market takeover offer for all the Shares in Whitehaven. On 30 April 2009, Gloucester lodged its Bidder’s Statement with ASIC and provided a copy to Whitehaven.

The Bidder’s Statement contains the Gloucester Offer and appears at the front of this booklet.

On 27 February 2009, Noble announced its intention to make a takeover bid for all the shares in Gloucester for $4.85 per share, which is conditional on the Gloucester Offer for Whitehaven not proceeding. Information in relation to the offer for Gloucester by Noble is set out in section 4.13.

4.2 SUMMARY OF THE GLOUCESTER OFFER

The Gloucester Offer is to acquire all of your Whitehaven Shares and any rights attaching to the Shares for 1 Gloucester Share for every 2.45 Whitehaven Shares.

Fractional entitlements to a Gloucester Share will be rounded down to the nearest whole Gloucester Share.

4.3 CONDITIONS OF THE GLOUCESTER OFFER

The Gloucester Offer is subject to those Conditions set out in full in section 12.8 of the Bidder’s Statement, which are summarised below:

(a)	approval of the Gloucester Offer by any Public Authority which may be required (approval by the Foreign Investment Review Board has already been obtained);

(b)	no regulatory action by Public Authorities prohibiting or having a material impact on the Gloucester Offer from being made or proceeding;

(c)	no superior proposal for Gloucester is made or announced;

(d)	80% minimum acceptance of the Gloucester Offer;

(e)	no Material Adverse Changes occurring in respect of Whitehaven;

(f)	no third parties being entitled to exercise or exercising rights under certain agreements or instruments material to Whitehaven and to which Whitehaven or one of its subsidiaries is a party (including rights that would result in borrowed monies being repayable, agreements being terminated, assets being sold or the business of Whitehaven being adversely affected);

(g)	no acquisitions or disposals or other transactions of a material nature or that involve expenditure of more than $7.5 million, capital expenditure of more than $7.5 million or derivative instruments (excluding ordinary foreign currency hedging);

(h)	no Prescribed Occurrences occurring in respect of Whitehaven; and

(i)	no distributions being made by Whitehaven between the announcement date (20 February 2009) and the end of the Offer Period, other than the Whitehaven Permitted Dividend of 2.5 cents per Whitehaven Share.

Gloucester may waive any of these Conditions under the Corporations Act except that:

(a)	the 80% minimum acceptance condition can only be waived with the approval of Whitehaven; and

(b)	the condition regarding there being no superior proposal for Gloucester cannot be waived for 21 days after the first offer under Gloucester’s bid for Whitehaven is made.

4.4 OFFER PERIOD

The Gloucester Offer will remain open for acceptance until 2 June 2009, unless extended or withdrawn under the Corporations Act.

4.5 CONSEQUENCES IF CONDITIONS NOT SATISFIED OR WAIVED

If the Conditions are not satisfied or waived before the Gloucester Offer closes, the Gloucester Offer will lapse. This means that:

(a)	if you have accepted the Gloucester Offer, your acceptance is void and you will continue to be a Whitehaven Shareholder, free to deal with your Whitehaven Shares; or

(b)	if you have rejected the Gloucester Offer, you continue to be a Whitehaven Shareholder and are free to deal with your Whitehaven Shares.

4.6 WITHDRAWAL OF OFFER BY GLOUCESTER

Gloucester may not withdraw the Gloucester Offer if you have already accepted it, but may withdraw unaccepted offers at any time with the written consent of ASIC and subject to the conditions (if any) specified in such consent.

4.7 EFFECT OF ACCEPTANCE

The effect of acceptance of the Gloucester Offer is set out in section 12.5 of the Bidder’s Statement. Read that section in full to understand the effect that acceptance will have on your ability to exercise the rights attaching to your Whitehaven Shares and the representations and warranties which you give by acceptance of the Gloucester Offer. In particular, if you accept the Gloucester Offer, you may forfeit the opportunity to benefit from any superior offer made by another bidder for your Whitehaven Shares, if that offer were to eventuate. If you accept the Gloucester Offer you will also not be able to sell your Whitehaven Shares on the ASX.

4.8 PAYMENT OF CONSIDERATION

Gloucester has set out in section 12.6 of the Bidder’s Statement, the timing of the payment of the consideration to holders of Whitehaven Shares who accept the Gloucester Offer. In general terms, provided you have validly accepted the Gloucester Offer, you will receive the consideration to which you are entitled under the Gloucester Offer on or before the earlier of:

(a)	one month after the date of your acceptance, or, if the Gloucester Offer is subject to a Condition when you accept the Gloucester Offer, one month from when the Gloucester Offer becomes unconditional; or

(b)	21 days after the end of the Offer Period.

4.9 FOREIGN SHAREHOLDERS

If you are a Foreign Shareholder (that is, any Whitehaven Shareholder whose address is in a place outside Australia and its external territories, New Zealand, The Netherlands, the United States of America or Switzerland) you will not be entitled to receive Gloucester Shares as consideration for your Whitehaven Shares.

However, you will not be a Foreign Shareholder if Gloucester is satisfied that:

(a)	it is not legally or practically constrained from making the Gloucester Offer to you in the relevant jurisdiction and issuing Gloucester Shares to you on acceptance of the Offer; and

(b)	it is lawful for the you to accept the Gloucester Offer in such circumstances in the relevant jurisdiction.

Gloucester has stated in section 11.8 of its Bidder’s Statement that it is not under any obligation to spend any money, or undertake any action, in order to satisfy itself concerning any of these matters.

For Gloucester Shares which would otherwise have been issued to Foreign Shareholders, Gloucester will:

(a)	arrange for the issue to a nominee of the number of Gloucester Shares to which the Foreign Shareholders would have been entitled but for section 12.1(c) of the Bidder’s Statement; and

(b)	cause the nominee to offer for sale those Gloucester Shares as soon as practicable and otherwise in such a manner, at such price and on such other terms and conditions as are determined by the nominee; and

(c)	pay Foreign Shareholders the amount ascertained in accordance with the formula in section 12.7 of the Bidder’s Statement.

Refer to sections 11.8 and 12.7 of the Bidder’s Statement for further details about Foreign Shareholders.

4.10 CHANGES TO THE GLOUCESTER OFFER

Gloucester can vary the Gloucester Offer in accordance with the Corporations Act, which includes doing the following:

(a)	waiving the Conditions to the Gloucester Offer (however, the 80% minimum acceptance condition can only be waived with Whitehaven’s approval) and the condition regarding there being no surperior proposal for Gloucester cannot be waived for 21 days after the first offer under Gloucester’s bid for Whitehaven is made;

(b)	extending the Offer Period; or

(c)	increasing the consideration offered under the Gloucester Offer.

If you accept the Gloucester Offer and Gloucester subsequently increases its Offer Price, you are entitled to receive the higher price.

4.11 COMPULSORY ACQUISITION

Under section 661A of the Corporations Act, Gloucester is entitled to compulsorily acquire any Whitehaven Shares in respect of which it has not received an acceptance of its offer on the same terms as the Gloucester Offer if, during or at the end of the Offer Period, Gloucester and its associates have a relevant interest in at least 90% (by number) of Whitehaven Shares. The consideration per Whitehaven Share that is payable to Whitehaven Shareholders whose Shares are compulsorily acquired is the same as that payable under the Gloucester Offer.

Gloucester has indicated in section 7.3 of its Bidder’s Statement that if it acquires a relevant interest in at least 90% of Whitehaven Shares then on issue, which entitles it to compulsorily acquire all remaining Whitehaven Shares and achieve 100% ownership of Whitehaven, it intends to exercise that right.

If the 90% threshold is met, Gloucester will have one month after the Offer Period within which to give compulsory acquisition notices to Whitehaven Shareholders who have not accepted the Gloucester Offer.

Whitehaven Shareholders have statutory rights to challenge the compulsory acquisition, but a successful challenge will require the Shareholders to establish to the satisfaction of a court that the terms of the Gloucester Offer do not represent ‘fair value’ for the Whitehaven Shares.

4.12 GLOUCESTER’S INTENTION IF THE 90% COMPULSORY ACQUISITION THRESHOLD IS NOT MET

Gloucester has stated in section 7.4 of its Bidder’s Statement that if the Gloucester Offer satisfied the 80% minimum acceptance condition but that it acquired less than 90% of the Whitehaven Shares (so that it cannot proceed to compulsorily acquire the remaining Shares) then Gloucester would consider whether it is appropriate to remove Whitehaven from the official list of the ASX which would mean that Whitehaven Shares cannot be traded on the ASX.

Section 7.4 of the Bidder’s Statement sets out a number of objectives and strategies to manage the situation where Whitehaven becomes a controlled entity but not a wholly owned subsidiary of Gloucester.

4.13 INFORMATION ABOUT THE NOBLE OFFER FOR GLOUCESTER

On 27 February 2009, Noble announced that it intended to make a takeover bid for all Gloucester Shares for $4.85 per Gloucester Share. Noble’s takeover bid for Gloucester is subject to the Gloucester Offer for Whitehaven not proceeding and certain prescribed occurrences not occurring in relation to Gloucester.

Noble made an application to the Takeovers Panel seeking a declaration of unacceptable circumstances in relation to the affairs of Gloucester and the Gloucester Offer and various orders.

The Takeovers Panel made a declaration of unacceptable circumstances on 17 March 2009 and made orders on 20 March 2009. Whitehaven and Gloucester applied for a review of that decision and the Takeovers Panel upheld its declaration of unacceptable circumstances on 29 April 2009 and made new orders on 29 April 2009.

The orders of the Takeovers Panel are that:

(a)	the Gloucester Offer includes a condition that before the end of the Offer Period no superior proposal for Gloucester is made or announced;

(b)	the superior proposal condition is not waivable by Gloucester for 21 days after the first offer under Gloucester’s bid for Whitehaven is made; and

(c)	if the board of Gloucester forms the view that the proposed Noble takeover bid is a superior proposal for Gloucester and that its bid for Whitehaven will not proceed, Noble is not to rely on any condition referable to the merger of Whitehaven and Gloucester not to make its bid.

As a result of these orders, the Gloucester Offer includes a condition that no superior proposal for Gloucester is made or announced.

A proposal is a superior proposal if:

(a)	The independent directors of Gloucester form the opinion, reasonably formed in good faith and for a proper purpose based on their fiduciary duties, that it is more in the interests of Gloucester’s shareholders than Gloucester’s bid for Whitehaven; and

(b)	it is conditional on Gloucester’s bid for Whitehaven not proceeding or otherwise lapsing or being withdrawn.

Your Directors will keep you updated on any developments in relation to Noble’s takeover bid and the effects on the Gloucester Offer, including whether the independent directors of Gloucester consider Noble’s takeover bid to be a superior proposal.

5. PROFILE OF WHITEHAVEN

This section contains more detailed information on Whitehaven’s businesses, financial position and the management of Whitehaven.

5.1 OVERVIEW

Whitehaven is a coal mining company with operations in the Gunnedah Basin in New South Wales. Whitehaven’s operations were established in 1999 and Whitehaven has been listed on the ASX since June 2007 (Code:WHC). It has a market capitalisation of approximately $790 million1.

Whitehaven is engaged in the production of high quality thermal coal, PCI coal and semi-soft coking coal.

Whitehaven has five open cut mines: Canyon, Tarrawonga, Rocglen, Sunnyside and Werris Creek. These mines produced 2.7Mt of saleable coal in CY2008 (100% basis).

Whitehaven is currently in the process of developing a new underground mine called Narrabri North which is expected to commence production in late 2009. Whitehaven has an interest in tenements covering approximately 427km2 in the Gunnedah, Werris and Ashford Coal Basins of New South Wales.

Whitehaven has an 11% interest in the Newcastle Coal Infrastructure Group (NCIG) which is currently developing a new coal export terminal at the Port of Newcastle. This is in addition to its port allocation at Port Waratah Coal Services.

[1]	Market capitalisation as at 24 April 2009.

The history of Whitehaven’s operations is summarised below.

DATE	DESCRIPTION
Feb 1999	Established

Sep 2000	Mining commences at Canyon opencut mine

Sep 2005	Mining commences at Werris Creek opencut mine

Jun 2006	Mining commences at Tarrawonga opencut mine

Jun 2007	ASX listing

Nov 2007	Project approval for Stage 1 of the Narrabri North coal project

Nov 2007	$130 million capital raising and acquisition of remaining 60% interest in Werris Creek

Jan 2008	Narrabri North coal project mining lease granted

Feb 2008	Sale of a 7.5% interest in the Narrabri project to China’s Yudean Group for $67.5 million

July 2008	Development application lodged for Narrabri project Stage 2 longwall

Aug 2008	Sale of a 7.5% interest in the Narrabri project to Electric Power Development Co. Ltd (J Power) for $125 million and a 7.5% interest to EDF Trading for US$120 million.

(Completed in December 2008)

Nov 2008	Mining commences at Rocglen opencut mine

Dec 2008	Mining commences at Sunnyside opencut mine

5.2 OPERATIONS

Whitehaven’s mines and projects are grouped into four areas.

Area 1: Gunnedah Operations

The Gunnedah Operations comprise four open cut operational mines producing thermal, semi-soft coking and PCI coals:

•	Canyon mine (100% interest);

•	Tarrawonga mine (70% interest);

•	Rocglen mine (100% interest); and

•	Sunnyside mine (100% interest).

The Gunnedah Operations also include the following (all 100% owned):

•	Tarrawonga underground development project;

•	West Blue Vale open cut exploration prospect;

•	Canyon West open cut exploration prospect; and

•	Block 7 open cut and underground exploration prospects.

The ability to share the centralised coal processing and handling facility at Gunnedah, equipment and personnel, provides economies of scale to the individual mines of the Gunnedah Operations.

Area 2: Werris Creek

Werris Creek is a wholly owned, open cut mine producing thermal and PCI coals situated in the south of the Gunnedah Basin. First coal production was in late 2005. Werris Creek coal does not require washing and is sold as a raw crushed product.

Area 3: Narrabri Project

The Narrabri project comprises two separate developments being Narrabri North, which is currently under development, and Narrabri South which is expected to be developed after the development of Narrabri North. These projects will produce a low ash, high energy, low sulphur thermal coal for the export market.

Narrabri North is an underground development project which is being developed in two stages. Stage one involves the construction of major surface infrastructure, underground access, and establishment of pit bottom. Stage one construction commenced in January 2008, with production expected to commence in late 2009. Construction costs for stage one are currently expected to be within 10% of the $185 million budget, however the final cost of the underground drifts remains exposed to ground conditions as work progresses.

Stage two of Narrabri North is to establish a longwall operation. The proposed longwall at Narrabri North has the potential to be highly productive due to the thickness and continuity of the coal seam. An application for approval is expected to be lodged with the NSW Department of Planning by mid 2009. Construction cost estimates for stage two of Narrabri North have not been finalised.

Whitehaven has a 77.5% interest in the Narrabri project having sold three tranches of 7.5% each, for a total consideration of approximately $369 million in 2008 to:

•	Yudean Group for $67.5 million;

•	EDF Trading for US$120 million ($176.5 million2); and

•	J Power for $125 million.

All three sales include various off-take agreements for the supply of coal by Whitehaven.

Area 4: Bonshaw

The Bonshaw exploration prospect is located 6km north of Ashford in New South Wales. Exploration to date has identified a relatively small ‘pod-like’ deposit containing hard coking coal and thermal coal.

Infrastructure

Whitehaven has infrastructure capacity to support the expected future production growth through investment in:

•	a planned expansion of the centralised coal processing and handling facility;

•	additional rail capacity; and

•

an 11% interest in NCIG which will open a new terminal at the Newcastle port. It is expected that NCIG will provide Whitehaven with an initial pro-rata capacity of approximately 3.3Mtpa which is in addition to its port allocation of 3.6Mtpa at Port Waratah Coal Services. The capacity of NCIG is expected to more than double by 2012, which is expected to increase Whitehaven’s share of capacity at NCIG to at least 5.9Mtpa, after allowing for third party access.

[2]	Converted at the A$/US$ exchange rate of 0.68 as per Whitehaven’s announcement: “Sale of 7.5% Interest in Narrabri Project Completed” dated 23 December 2008.

5.3 PRODUCTION AND SALES

Whitehaven produced 2.7Mt of saleable production in FY2008 and 1.4Mt in the first half of FY2009.

Production is expected to increase significantly over the next few years driven by the commencement of mining operations at Sunnyside and Rocglen in the first half of FY2009, production increases at Tarrawonga and Werris Creek and the development of the Narrabri North project.

Whitehaven currently sells the vast majority of its coal product into export markets with most of its coal sold to long term customers in the major Asian markets.

5.4 RESERVES AND RESOURCES

Whitehaven’s resources and reserves are set out in Whitehaven’s announcement made on 10 March 2009 “March 2009 Coal Resources and Reserves Statement”, which is available at Whitehaven’s website at www.whitehaven.net.au or the ASX’s website at www.asx.com.au.

5.5 DIRECTORS

John C Conde AO – Chairman

John has over 30 years of broad based commercial experience across a number of industries, including the resources and energy sectors. He was chairman and managing director of Broadcast Investment Holdings, the owner of a number of media assets including Channel 9 South Australia and radio stations 2UE and 4BC, as well as being a former non-executive director of BHP Billiton Limited and Excel Coal Limited. John is currently the chairman of Energy Australia, MBF Australia Limited, Sydney Symphony Limited and Homebush Motor Racing Authority Advisory Board, a director of DEXUS Property Group and President of the Commonwealth Remuneration Tribunal.

Neil Chatfield – Non-executive Director

Neil has over 30 years experience in the transport and resources sectors and until September 2008 was a director and Chief Financial Officer for Toll Holdings Limited. Neil is currently a non-executive director of Transurban Group, Seek Limited and the Chairman of Virgin Blue Holdings Limited, all ASX-listed companies. Neil’s previous roles involved senior finance positions in the coal industry including Chief Financial Officer of Cyprus Australia Coal and Oakbridge Limited.

Allan Davies – Executive Director

Allan is a mining engineer and has 35 years experience in the Australian and international coal and metalliferous mining industries. He is a registered mine manager in Australia and South Africa. Allan was a founding director of Excel Coal Limited and as Executive Director – Operations for Excel Coal Limited, Allan had direct responsibility for operations and construction projects. From 2000 until early 2006, Allan worked for Patrick Corporation as Director Operations. Prior to this, Allan was the General Manager of Hunter Valley No 1 and Howick coal mine for Rio Tinto from 1996 to 2000, and General Manager for AgipCoal (United Collieries) from 1991 to 1995. He was also director of Mining at BP Coal (USA) from 1988 to 1990. Currently, Allan is a non-executive director of QR Limited, a member of the Advisory Board of the Kaplan Infrastructure and Logistics Fund and a non-executive director of QMastor Limited.

Tony Haggarty – Managing Director

Tony has over 30 years experience in the development, management and financing of mining projects. He was a co-founder and the Managing Director of Excel Coal Limited from 1993 to late 2006. Prior to this he worked for BP Coal and BP Finance in Sydney and London, and for Agipcoal as the Managing Director of its Australian subsidiary. He is the non-executive Chairman of King Island Scheelite Limited and a non-executive Director of IMX Resources NL.

Alex Krueger – Non-executive Director

Alex is a Managing Director of First Reserve Corporation (FRC). He is also a non-executive director of Foundation Coal Holdings Inc and New World Resources N.V. Alex is a senior member of the FRC investment team and his responsibilities range from deal origination and structuring to due diligence, execution and monitoring. He is involved in investment activities in all areas of the worldwide energy industry, with particular expertise in the coal sector. Prior to joining FRC, Alex worked in the Energy Group of Donaldson, Lufkin & Jenrette in Houston.

Hans Mende – Non-executive Director

Hans has been President of the AMCI Group since he co-founded the company in 1986. He is also a non-executive director of MMX Mineracao, New World Resources N.V, Excel Maritime and Felix Resources Limited, an Australian listed company. Prior to starting AMCI Group, Hans was employed by the Thyssen group of companies in various senior executive positions. Hans graduated from the University of Cologne, Germany in 1966.

Andy Plummer – Executive Director

Andy has over 35 years experience in the investment banking and mining industries. He was most recently an executive director of Excel Coal Limited, responsible for the company’s business development activities. He has worked in the Australian banking and finance industry since 1985 with Eureka Capital Partners, Resource Finance Corporation and Westpac. Prior to that, he was employed in a variety of management and technical positions with ARCO Coal, Utah International and Consolidation Coal. He is also a non-executive director of King Island Scheelite Limited and Chairman of Ranamok Glass Prize Ltd.

5.6 ISSUED CAPITAL

As at the date of this Target’s Statement, Whitehaven’s issued capital consisted of:

(a)	407,146,935 ordinary shares; and

(b)	22 different sets of Options which cumulatively convert into 18,185,866 Whitehaven Shares.

Whitehaven has also entered into, subject to Whitehaven Shareholder approval, a share subscription and option deed with Dalara Investments Pty Ltd as trustee for the AJ and LM Davies Family Trust (an entity related to Allan Davies) (Dalara) for the issue of 2,500,000 Whitehaven Shares at $1.55 per Whitehaven Share and the grant of 5,000,000 Whitehaven Options.

5.7 OPTIONS

Whitehaven has 22 different sets of Options on issue as follows:

NUMBER OF SETS OF OPTIONS	EXERCISE PRICE	EXPIRY DATE	NUMBER OF WHITEHAVEN SHARES WHICH OPTIONS CUMULATIVELY CONVERT INTO
4	$1.00	4 April 2017	14,652,532	[3]
2	$1.00	30 June 2009	66,666
3	$1.00	30 June 2010	100,001
1	$1.00	31 December 2010	16,667
1	$1.00	30 June 2011	16,666
2	$1.00	26 October 2011	66,666
1	$1.00	2 November 2011	33,333
1	$1.00	30 June 2012	33,334
1	$2.50	21 October 2012	3,000,000
2	$1.00	26 October 2012	66,666
1	$1.00	2 November 2012	33,333
2	$1.00	26 October 2013	66,668
1	$1.00	2 November 2013	33,334

Gloucester and Whitehaven intend for the Whitehaven Options in the above table to be cancelled in exchange for the issue of equivalent Gloucester Options.

Further details about the effects of the Gloucester Offer on Whitehaven Options held by entities related to Directors is set out at section 10.4.

Further details about the effects of the Gloucester Offer on Whitehaven Options by persons other than Directors is set out at section 10.5.

[3]

The Options referred to in this row are subject to vesting conditions. The first tranche of these Options (which cumulatively convert into 7,246,554 Shares are subject to the Whitehaven Share price reaching $4.50. The second tranche of these Options (which cumulatively convert into 7,405,978 Shares) are subject to the Whitehaven Share price reaching $5.00.

Whitehaven has also entered into a share subscription and option deed with for the grant of the following three tranches of Whitehaven Options to Dalara:

OPTION NUMBER	NUMBER OF OPTION SHARES	EXERCISE PRICE	VESTING DATE	EXPIRY DATE
Tranche 1	1,666,666	$1.70	31 October 2009	31 October 2013
Tranche 2	1,666,667	$1.70	31 October 2010	31 October 2013
Tranche 3	1,666,667	$1.70	31 October 2011	31 October 2013

The grant of the Whitehaven Options to Dalara as set out in the above table is subject to the approval of the Whitehaven Shareholders.

Gloucester intends to make a similar offer to Dalara for it to be issued with Gloucester Options on comparable terms to the share subscription and option deed entered into between Whitehaven and Dalara, which will be subject to Gloucester Shareholder approval.

5.8 SUBSTANTIAL HOLDERS

The following entities have (together with any of their associates) relevant interests in 5% or more of Whitehaven Shares:

NAME	WHITEHAVEN SHARES	% OF ISSUED CAPITAL
FRC Whitehaven Holdings BV	131,650,000	32.33
Hans Mende as trustee of the Mende Family Trust[4]	75,379,833	18.51
Fritz Kundrun as trustee of the Kundrun Family Trust[5]	75,379,833	18.51
AMCI International AG	53,951,500	13.25
Tony Haggarty and HFTT Pty Ltd as trustee for the Haggarty Family Trust[6]	31,143,795	7.65
Ranamok Pty Ltd as trustee for the Plummer Family Trust	29,883,070	7.34

4	Hans Mende has a relevant interest in 75,379,833 Shares (18.51% of issued capital) comprised of 21,428,333 Shares (5.26% of issued capital) held by him as trustee of the Mende Family Trust plus 53,951,500 Shares (13.25% of issued capital) held by AMCI International AG.
5	Fritz Kundrun has a relevant interest in 75,379,833 Shares (18.51% of issued capital) comprised of 21,428,333 Shares (5.26% of issued capital) held by him as trustee of the Kundrun Family Trust plus 53,951,500 Shares (13.25% of issued capital) held by AMCI International AG.
6	Tony Haggarty holds 37,000 Shares (0.01% of issued capital) in his own name and holds a relevant interest in 31,106,795 Shares (7.64% of issued capital) held by HFTT Pty Ltd ACN 100 848 842 as trustee for the Haggarty Family Trust.

5.9 FINANCIAL PROFILE OF WHITEHAVEN

Whitehaven’s historical financial information set out below has been extracted from Whitehaven’s audited financial statements for the year ended 30 June 2008 and the half-year financial statements for the six months ended 31 December 2008. The Whitehaven interim financial report for the half-year ended 31 December 2008 has been reviewed in accordance with Australian Auditing standards applicable to review engagements. The audit opinion for the year ended 30 June 2008 and the review conclusion for 31 December 2008 were unqualified. A full copy of Whitehaven’s financial results in respect of the half-year ended 31 December 2008, as released to the ASX on 27 February 2009, are attached to the Target’s Statement at Annexure C of this Target’s Statement. A full copy of Whitehaven’s quarterly results in respect of the period ended 31 March 2009, as released to the ASX on 29 April 2009, is attached to the Target’s Statement at Annexure D of this Target’s Statement.

A copy of Whitehaven’s annual report from which financial information for the year ended 30 June 2008 was extracted can be found on the company’s website at www.whitehaven.net.au. This report also contains details of Whitehaven’s accounting policies. Shareholders without internet access can obtain a copy of this report by contacting the company secretary of Whitehaven directly.

WHITEHAVEN’S CONDENSED BALANCE SHEET AS AT 31 DECEMBER 2008 AND 30 JUNE 2008

($000S)	31-DEC-08	30-JUN-08
Current assets
Cash and cash equivalents	76,647	80,867
Trade and other receivables	172,384	48,996
Other	53,032	59,155

Total current assets	302,063	189,018
Non current assets
Mine Property, plant and equipment[7]	414,778	369,592
Other	204,944	64,742

Total non-current assets	619,722	434,334

Total assets	921,785	623,352
Current liabilities
Trade and other payables	40,152	37,871
Interest-bearing loans and borrowings	28,150	22,959
Current tax payable	85,886	10,143
Other	27,825	2,875

Total current liabilities	182,013	73,848

Non-current liabilities
Payables	10,900	10,431
Interest-bearing loans and borrowings	45,364	32,267
Deferred tax liabilities	—	9,957
Other	61,614	7,320

Total non current liabilities	117,878	59,975

Total liabilities	299,891	133,823

Net assets	621,894	489,529
Equity
Share capital	365,765	349,854
Reserves	(51,649)	26,773
Retained earnings	307,778	112,902

Total equity	621,894	489,529

7	Includes ‘exploration and valuation’.

The condensed financial information should be read in conjunction with Whitehaven’s last annual and interim financial reports, which are available as outlined in this section. Details of Whitehaven’s accounting policies are contained in Whitehaven’s annual report for the year ended 30 June 2008.

WHITEHAVEN’S CONDENSED INCOME STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2008 AND THE YEAR ENDED 30 JUNE 2008

($000S)	6 MONTHS TO 31-DEC-08	12 MONTHS TO 30-JUN-08
Revenue	275,717	256,462

Cost of sales	(212,664)	(196,039)

Gross profit	63,053	60,423
Other income	264,702	56,475
Selling and distribution expenses	(18,946)	(24,631)
Administrative expenses	(5,395)	(7,061)
Other expenses	(12,837)	(12,646)

Results from operating activities	290,577	72,560
Financial income	3,023	8,912
Financial expenses	(4,588)	(7,443)

Net financing income/(costs)	(1,565)	1,469

Profit before tax	289,012	74,029
Income tax expense	(87,473)	(22,175)

Profit after tax	201,539	51,854

The condensed financial information should be read in conjunction with Whitehaven’s last annual and interim financial reports, which are available as outlined in this section. Details of Whitehaven’s accounting policies are contained in Whitehaven’s annual report for the year ended 30 June 2008.

5.10 RECENT SHARE PRICE PERFORMANCE

Whitehaven’s share price since its ASX listing in June 2007 is set out in the graph below.

Whitehaven Share Price from 1 June 2007 to 24 April 2009

The closing price and VWAP of Whitehaven Shares for various periods up to the announcement of the Gloucester Offer on 20 February 2009 was as follows:

PERIOD UP TO 20 FEBRUARY 2009	VWAP
Closing price on 19 February 2009	$1.52
5 days	$1.58
30 days	$1.63
60 days	$1.26
90 days	$1.31
180 days	$2.42
Since IPO (June 2007)	$2.68

The closing price of Whitehaven’s Share’s on the trading day before the date of this Target’s Statement was $1.985.

5.11 PUBLICLY AVAILABLE INFORMATION ABOUT WHITEHAVEN

As a company listed on the stock market operated by the ASX and a ‘disclosing entity’ under the Corporations Act, Whitehaven is subject to regular reporting and continuous disclosure obligations. Broadly, these require Whitehaven to announce price sensitive information as soon as it becomes aware of the information, subject to exceptions for confidential information. Whitehaven’s recent announcements are available on the company’s website at www.whitehaven.net.au. Further announcements concerning developments will continue to be made available on this website after the date of this Target’s Statement.

Whitehaven will provide a copy of the following documents free of charge, to any Shareholder who requests a copy before the end of the Offer Period:

(a)	consolidated financial statements for the year ended 30 June 2008 and the half-year ended 31 December 2008;

(b)	Whitehaven’s constitution; and

(c)	any continuous disclosure notices given by Whitehaven after the lodgement with ASIC of the 2008 annual report and before lodgement for registration of this Target’s Statement with ASIC.

These documents can also be accessed through Whitehaven’s website at www.whitehaven.net.au or the ASX’s website at www.asx.com.au.

5.12 ANNOUNCEMENTS BY WHITEHAVEN

Annexure A contains a list of announcements made by Whitehaven in relation to the Gloucester Offer.

Annexure B contains a list of all announcements made by Whitehaven since the publication of its 2008 Annual Report on 26 September 2008.

These announcements can be accessed through Whitehaven’s website at www.whitehaven.net.au or the ASX’s website at www.asx.com.au.

6. INFORMATION ABOUT GLOUCESTER

6.1 IMPORTANT INFORMATION

The following information about Gloucester is based on public information, including information in the Bidder’s Statement, and has not been independently verified. Accordingly, Whitehaven does not make any representation or warranty, express or implied, as to the accuracy or completeness of this information. The information on Gloucester in this Target’s Statement should not be considered comprehensive.

Whitehaven Shareholders should refer to section 2 of the Bidder’s Statement that appears at the front of this booklet for information about Gloucester.

Information about the Merged Group is set out in section 8 of the Bidder’s Statement.

6.2 OVERVIEW

Gloucester is an independent Australian mining company listed on the ASX (Code: GCL) which has exploration and mining activities in the Gloucester geological basin, some 100km north of Newcastle, New South Wales. Gloucester exports both thermal and coking coal products.

Gloucester assets comprise the open cut mining operations located at Stratford and Duralie, both located in the Gloucester geological basin. Gloucester also holds coal exploration licences which cover a large proportion of the Gloucester geological basin and include a number of known coal deposits.

Run Of Mine (ROM) coal from Gloucester’s mining operations is processed at the centralised Stratford Coal Handling and Preparation Plant (CHPP). The CHPP blends ROM coals for processing to produce the suite of Gloucester coal products. All product coal is transported by rail, to Newcastle for export or to New South Wales power stations.

6.3 DIRECTORS

The following are directors of Gloucester:

(a)	Mr Andy Hogendijk (Chairman);

(b)	Mr Rob Lord (Managing Director, Chief Executive Officer);

(c)	Mr Chris Sadler (Non-executive Director);

(d)	Mr Ian Levy (Non-executive Director); and

(e)	Dr John Bryan (Non-executive Director).

Further details about the qualifications and experience of the directors are available from www.gloucestercoal.com.au or by referring to section 2.2 in the Bidder’s Statement that appears at the front of this booklet.

7. YOUR CHOICES AS A WHITEHAVEN SHAREHOLDER

Your Directors recommend that you accept the Gloucester Offer in the absence of a superior proposal.

As a Whitehaven Shareholder, you can respond to the Gloucester Offer in three ways.

7.1 OPTION 1: ACCEPT THE GLOUCESTER OFFER

If you choose to accept the Gloucester Offer, you should follow the instructions in section 12.3 of the Bidder’s Statement and on the acceptance form accompanying the Bidder’s Statement.

In order to accept the Gloucester Offer you should:

(a)	Read Gloucester’s Bidder’s Statement and this Target’s Statement in full.

(b)	Consider the information given on Gloucester and Whitehaven in the Bidder’s Statement and the Target’s Statement, including the risk factors set out in section 9 of the Bidder’s Statement and section 8 of this Target’s Statement.

(c)	Consult your broker, financial, legal or other professional adviser if you are in any doubt as to what action to take or how to accept the Gloucester Offer. If you have any queries about the Gloucester Offer you may also call the shareholder information line on 1300 752 429 (from inside Australia) (toll-free) or +61 3 9415 4170 (from outside Australia) between 9:00am and 5:00pm (Sydney time) Monday to Friday, or visit Whitehaven’s website at www.whitehaven.net.au.

The Gloucester Offer may only be accepted for all of your Whitehaven Shares.

How you accept the Gloucester Offer depends on whether your Whitehaven Shares are in an Issuer Sponsored Holding or a CHESS Holding.

(a)	If you hold your Whitehaven Shares in an Issuer Sponsored Holding, you will need to complete, sign and return the acceptance form accompanying the Bidder’s Statement in accordance with the instructions on that form and deliver it or send it by post together with all other documents required by those instructions to the address indicated on the form so that they are received by Gloucester’s share registry before the end of the Offer Period. A reply paid envelope (for use within Australia only) has been enclosed with this booklet.

(b)	If you hold your Whitehaven Shares in a CHESS Holding, you will need to:

(i)	instruct your Controlling Participant (for example, your broker) to initiate acceptance of the Gloucester Offer on your behalf under Rule 14.14 of the ASTC Settlement Rules;

(ii)	complete, sign and send the acceptance form accompanying the Bidder’s Statement directly to your stockbroker or Controlling Participant; or

(iii)	complete and sign the acceptance form accompanying the Bidder’s Statement in accordance with the instructions on that acceptance form and deliver it or send it by post to the address indicated on the acceptance form, which authorises Gloucester to instruct your Controlling Participant to initiate acceptance of the Gloucester Offer on your behalf, before the end of the Offer Period.

(c)	If you are a Broker or a Non-Broker Participant, you will need to initiate acceptance of the Gloucester Offer in accordance with the requirements of the ASTC Settlement Rules before the end of the Offer Period.

Gloucester has stated that the Gloucester Offer remains open until 2 June 2009. Gloucester may choose to extend the Offer Period.

Your Directors recommend that you accept the Gloucester Offer in the absence of a superior proposal.

7.2 OPTION 2: SELL YOUR WHITEHAVEN SHARES ON MARKET

During the Offer Period, you can still sell your Shares on market for cash, provided you have not already accepted the Gloucester Offer for those Shares.

The latest price for Whitehaven Shares may be obtained from the ASX website www.asx.com.au.

If you choose to sell your Shares on market, you should be aware that you:

(a)	will lose the ability to accept the Gloucester Offer and any higher offer for your Shares (which may or may not eventuate);

(b)	will lose the opportunity to receive future returns from Whitehaven;

(c)	may be liable for capital gains tax on the sale (refer to Section 9 for further details); and

(d)	may incur a brokerage charge.

7.3 OPTION 3: REJECT THE GLOUCESTER OFFER AND DO NOT SELL YOUR SHARES ON MARKET

The Directors unanimously recommend that you accept the Gloucester Offer in the absence of a superior proposal. However, if you wish to reject the Gloucester Offer and do not wish to sell your Shares on market you should do nothing.

You should note that:

(a)	if Gloucester acquires a relevant interest in 90% of the Shares it may be entitled to compulsorily acquire your Shares (notwithstanding that you did not accept the Gloucester Offer (see section 4.11 for further details)); and

(b)	if Gloucester acquires more than 50% but less than 90% of the Shares and all other Conditions are satisfied or waived, you will be a minority shareholder. If Whitehaven is delisted you will not be able to sell your Shares on the market.

8. RISK FACTORS

8.1 INTRODUCTION

Before deciding whether to accept the Gloucester Offer you should read this entire Target’s Statement carefully, including this section on risks of the Gloucester Offer, and section 9 of the Bidder’s Statement which outlines the risks that Whitehaven Shareholders may face when investing in Gloucester Shares. This section should also be read in conjunction with section 1 of this Target’s Statement which outlines the reasons as to why you should accept the Gloucester Offer.

The ordinary risks inherent in investing in Whitehaven Shares will also remain following a merger of Gloucester and Whitehaven.

Whitehaven Shareholders will receive Gloucester Shares as consideration under the Gloucester Offer. The value of Gloucester Shares will depend on the future performance of a merged Gloucester and Whitehaven group and the market price of Gloucester Shares from time to time.

The future performance of a merged Gloucester and Whitehaven group may be influenced by factors associated with investing in both the coal industry and listed securities generally which are beyond the control of Gloucester and Whitehaven and a newly constituted board of Gloucester.

Neither Gloucester or Whitehaven, nor their respective Directors, or professional advisors have given any form of guarantee of future dividends, return on capital, or the price at which the Gloucester Shares might trade on the ASX.

8.2 COAL PRICE

Gloucester and Whitehaven both derive their revenue from the sale of coal. The price that Gloucester and Whitehaven can obtain for coal is generally directly related to prices in the world coal market. World coal prices are affected by numerous factors outside the control of Gloucester and Whitehaven, including the overall performance and cyclical nature of world economies and particular industries that are significant consumers of coal. Speculative trading in coal on the world market may also cause short-term fluctuations in the price of coal, affecting price negotiations.

Whitehaven Shareholders may face increased risks from exposure to movement in prices of the high sulphur, high ash thermal coal of Gloucester in contrast to the predominately low sulphur, low ash thermal coal of Whitehaven as well as through a higher exposure to coking coal.

8.3 ENVIRONMENT

Environmental regulation of mining activities at both State and Federal level impose significant obligations on mining companies such as Gloucester and Whitehaven. The regulations set various standards regulating certain aspects of health and environmental quality and provide for penalties and other liabilities for the violation of such standards.

The regulations also establish, in certain circumstances, obligations to remediate current and former facilities and locations where operations are or were conducted. While the Directors believe that Gloucester and Whitehaven are aware of their obligations under the relevant statutory instruments and have adopted plans and procedures for complying with their obligations and managing the environmental risk associated with their mining activities, changes to environmental regulation or circumstances beyond the control of Gloucester or Whitehaven, such as drought or flood, may impact on the cost of meeting the Merged Group’s environmental obligations.

8.4 DEVELOPMENT AND EXPLORATION PROJECTS

Some of Gloucester’s and Whitehaven’s projects identified in this booklet and in previous ASX announcements are at a development or exploration stage. Therefore, the future value of the Merged Group is dependent on the success of those projects, which cannot be guaranteed will lead to mining operations.

Future developments are dependent on whether mining leases can be obtained to recover coal from current or future exploration projects. Factors affecting the ability to obtain those mining leases include native title, impacts on the environment and objections from people and entities with interests located close to the proposed mining leases.

8.5 EXCHANGE RATE RISK AND HEDGING

The majority of Gloucester and Whitehaven’s coal sales are priced in US dollars. However, the majority of Gloucester’s and Whitehaven’s operating costs are denominated in Australian dollars. Accordingly fluctuations in the US/Australian dollar exchange rate may materially affect the cash flow and earnings which the Merged Group will realise from its operations.

The Merged Group will attempt to ameliorate any adverse consequences of exchange rate fluctuations by hedging its currency positions. However, there can be no assurance that the Merged Group will be able to hedge its exchange rate exposure successfully or that it will be able to hedge such exposure at a satisfactory cost.

8.6 GENERAL OPERATIONAL RISK

The Merged Group’s combined mining operations may encounter operational difficulties that may impact on the amount of coal produced at its coal mines, delay coal deliveries or increase the cost of mining for a varying length of time. Such difficulties include weather and natural disasters, unexpected maintenance or technical problems and failure of key equipment. Other difficulties may arise as a result of variations in mining conditions from those projected from drilling, such as variations in coal seam thickness and quality, variations in the amount of rock and soil overlaying a coal deposit, variations in rock and other natural materials and variations in geological conditions.

These unforeseen geological difficulties could cause a loss of revenue due to lower production than expected, higher operating and maintenance costs or ongoing unplanned capital expenditure to meet coal production targets. Any such geological conditions may adversely affect the Merged Group’s financial performance.

In addition, demands for increased pay and benefits by employees of the Merged Group or its contractors may increase labour costs and adversely affect its financial performance.

8.7 RESOURCE AND RESERVE ESTIMATES

Resource and reserve estimates are stated to the JORC Code and are expressions of judgement based on knowledge, experience and industry practice. Often these estimates were appropriate when made, but may change significantly when new information becomes available. There are risks associated with such estimates, including that coal mined may be of a different quality, tonnage or strip ratio from the estimates. Resource and reserve estimates are necessarily imprecise and depend to some extent on interpretations, which may ultimately prove to be inaccurate and require adjustment. Adjustments to resources and reserves could affect the Merged Group’s development and mining plans.

8.8 TRANSPORT

Coal produced from Gloucester’s and Whitehaven’s mining operations is transported to customers by a combination of road, rail and sea. A number of factors could disrupt these transport services, including weather-related problems, rail or port capacity constraints, key equipment and infrastructure failures and industrial action, impairing the Merged Group’s ability to supply coal to customers.

8.9 WATER AND POWER

Water is used in coal mining operations for dust suppression on mine sites and for coal washing. Power is necessary for the continued operation of the Coal Handling and Preparation Plant. Currently, all of Gloucester’s and Whitehaven’s operations have secure access to adequate sources of water and power. However, in the future, due to factors such as climate, changes in allocations or government policy, continuing access to water and power cannot be guaranteed.

8.10 COMPETITION

Gloucester and Whitehaven both face competition from other Australian and international producers of coal. An increase in production or reduction in price of competing coals from both Australia and overseas may adversely impact the Merged Group’s ability to sell its coal products and the price attained for sales.

The Merged Group may also encounter competition from other mining companies for the acquisition of new projects to sustain or increase its coal production. This competition may impact the ability of the Merged Group to acquire interests in new or existing mines on acceptable terms.

8.11 RELIANCE ON THIRD PARTIES

Through Gloucester’s and Whitehaven’s participation in joint ventures and its use of contractors and other third parties for exploration, mining and other activities, it is reliant on others for the success of its current operations and for the development of its exploration projects. While the situation is normal for the mining and exploration industry, problems caused by third parties may arise which have the potential to impact on the performance of the Merged Group.

8.12 DEPENDENCE ON KEY PERSONNEL

Both Gloucester and Whitehaven have small management teams and the loss of key personnel after the merger or the failure to recruit sufficiently qualified staff could affect the Merged Group’s future performance.

8.13 RELIANCE ON MAJOR CUSTOMERS FOR SALES

Gloucester and Whitehaven derive revenues from annual and longer term contracts. Should these contracts expire and not be renewed or customers default on their obligations and should the Merged Group be unable to find other customers to purchase such lost volume, its financial results may be adversely affected. The existence of active spot markets for coal in Australia and overseas partially mitigates this risk.

8.14 GOVERNMENT REGULATION

Apart from government regulation relating to environmental issues, the grant of mining tenements and other issues already identified in this section, other changes in government regulation may impact on the Merged Group’s business. These include changes to taxation laws, fiscal, monetary and regulatory policy changes and changes to export regulation in Australia and import regulation in the country of origin of the Merged Group’s customers.

8.15 WARS, TERRORISM, POLITICAL AND NATURAL DISASTERS

Events may occur within or outside Australia that could impact upon the world economy, the market for coal, the operations of the Merged Group and the price of the Shares. These events include war, acts of terrorism, civil disturbance, political intervention and natural events such as earthquakes, floods, fires and poor weather affecting roadways, mining and transport of coal. The Merged Group has only a limited ability to insure against some of these risks.

8.16 ENFORCEMENT OF LEGAL RIGHTS

Gloucester and Whitehaven have both entered into contracts which are important to the future of its business. Any failure by counterparties to perform those agreements may have a material adverse effect on the Merged Group and there can be no assurance that it would be successful in attempting to enforce any of its contractual rights through legal action.

8.17 NATIVE TITLE CLAIMS

Any native title claims or cultural heritage issues arising in the future may delay production from exploration areas where Gloucester or Whitehaven do not already hold mining leases or freehold title.

8.18 CURRENT AND FUTURE FINANCE

No assurance can be given that any refinancing required from time to time will be available on terms favourable to the Merged Group. In such circumstances, if the Merged Group is unable to secure refinancing or refinancing on favourable terms, this may have a material adverse effect on the Merged Group.

The Merged Group’s ability to service its debt will depend on its future performance and cashflows, which will be affected by many factors, certain of which are beyond the Merged Group’s control. Any inability of the Merged Group to service its existing debt may have a material adverse effect on the Merged Group.

Existing credit facilities and internally-generated funds may not be sufficient for expenditure that might be required for acquisitions, new projects, further exploration and feasibility studies. The Merged Group is likely to need to raise additional debt or equity funds in the future. There is no assurance that Gloucester will be able to obtain additional debt or equity funding when required, or that the terms associated with that funding will be acceptable to Gloucester and this may have a material adverse effect on the Merged Group.

9. TAXATION CONSEQUENCES

9.1 SCOPE

This section 9 of this Target’s Statement provides a summary of the Australian income tax, goods and services tax (GST) and stamp duty implications of acceptance of the Gloucester Offer for Australian resident and foreign resident1 shareholders of Whitehaven who hold their Whitehaven Shares on capital account. This section also considers the Australian income tax implications of the subsequent disposal of the Gloucester Shares acquired by the Whitehaven Shareholders as a result of accepting the Gloucester Offer who hold their shares on capital account.

The following description is not intended to be an authoritative or complete statement of the law applicable to the particular circumstances of every registered Whitehaven Shareholder.

The information contained in this section 9 is a general outline of the Australian taxation consequences based on the taxation law as at the date of this section 9. The information contained in this section 9 is based on the Income Tax Assessment Act 1936 (ITAA 1936), the Income Tax Assessment Act 1997 (ITAA 1997), the A New Tax System (Goods and Services Tax) Act 1999 (the GST Act), relevant stamp duty legislation, applicable case law and published Australian Taxation Office (ATO) and State/Territory Revenue Authority rulings, determinations and statements of administrative practice at the date of this section 9. Australian tax law may be amended at any time and therefore the taxation consequences discussed in this section 9 may alter if there is a change in the taxation law after the date of this Bidder’s Statement.

The taxation consequences for a particular Whitehaven Shareholder may vary depending on the particular circumstances of each shareholder. Accordingly, the information contained in this section 9 is general in nature and should not be relied upon by a Shareholder as tax advice. Whitehaven Shareholders should obtain their own professional taxation advice on the taxation consequences of acquiring, holding or disposing of their Whitehaven Shares under the terms of the Gloucester Offer and any subsequent sale of the Gloucester Shares.

This section 9 does not consider the Australian tax consequences for:

(a)	Shareholders who hold their Shares as trading stock or as revenue assets;

(b)	financial institutions, insurance companies, partnerships, tax exempt organisations, trusts, superannuation funds or temporary residents;

(c)	dealers in securities;

(d)	Shareholders with rights or Shares acquired through an employee share scheme;

(e)	residents who hold the Shares as part of an enterprise carried on at or through a permanent establishment in a foreign country; or

(f)	registered holders who change their tax residence while holding Whitehaven Shares.

This section 9 is confined to taxation issues and is only one of the matters that investors need to consider when making a decision about their investments. Under the Corporations Act, this advice is not required to be provided to investors by a holder of an Australian Financial Services License (AFSL). Before making a decision about their investments, investors should consider taking advice from a holder of an AFSL.

1	For these purposes, a “Foreign resident” means a person not a resident of Australia for the purposes of the Income Tax Assessment Act 1936.

9.2 AUSTRALIAN INCOME TAX CONSIDERATIONS: AUSTRALIAN RESIDENTS

The Australian tax issues relevant for Australian resident shareholders are considered below.

(a) Transfer of Whitehaven Shares

The transfer of the Whitehaven Shares to Gloucester will give rise to an Australian capital gains tax (CGT) event for Whitehaven Shareholders who accept the Gloucester Offer. Subject to the operation of the scrip for scrip rollover provisions (discussed in section 9.2(d) below) Whitehaven Shareholders will:

(i)	make a capital gain if the capital proceeds on transfer of their Whitehaven Shares are greater than the cost base of their Whitehaven Shares; and

(ii)	make a capital loss if the reduced cost base of their Whitehaven Shares is greater than the capital proceeds from the transfer of their Whitehaven Shares.

The terms of the Gloucester Offer will mean that Whitehaven Shareholders who accept the Gloucester Offer will receive Gloucester Shares as consideration for the transfer of their Whitehaven Shares. The market value substitution rules will operate to treat the transfer of the Whitehaven Shares as being undertaken by the Whitehaven Shareholders for an amount equivalent to the market value of the Gloucester Shares provided as consideration at the time of the transfer. The time of the transfer should be taken to be the date on which the Gloucester Offer is accepted by the Whitehaven Shareholders and the contract is unconditional.

The cost base (or reduced cost base) of the Whitehaven Shares to the Whitehaven Shareholders will be the acquisition cost (including incidental costs) of the Whitehaven Shares. There are special rules in the Australian tax legislation which determine how to calculate the cost base (or reduced cost base) of assets for particular circumstances – for example where the shares have been subject to a capital reduction. Shareholders should seek their own advice on whether the cost base (or reduced cost base) of their shareholding is affected by these rules.

(b) Capital losses

Capital gains and capital losses of a taxpayer in an income year are aggregated to determine whether there is a net capital gain. Any net capital gain is included in assessable income and is subject to income tax at the taxpayer’s marginal tax rate. A CGT discount may be available to reduce the capital gain for certain shareholders.

Capital losses may not be offset against other income for tax purposes, but may be carried forward to offset future capital gains. Specific loss utilisation rules apply to trusts and companies. Shareholders should seek their own tax advice in relation to the operation of these rules.

(c) CGT Discount

Whitehaven Shareholders who are individuals, complying superannuation funds or trusts and who have held their Whitehaven Shares for at least 12 months before acceptance of the Gloucester Offer should be entitled to the CGT discount (the 12 month holding period rule).

Broadly, the CGT discount rules provide that shareholders may reduce their capital gain (after the application of any current year or prior year capital losses) by 50% for individuals and trusts and 33  1/3% for complying superannuation funds.

The CGT discount is not available to Whitehaven Shareholders who are companies.

Shareholders should seek their own advice on the availability of the CGT discount to their own circumstances.

(d) Scrip for scrip rollover

Whitehaven Shareholders who would make a capital gain from the disposal of their Whitehaven Shares may elect to obtain scrip for scrip rollover relief if the arrangement satisfies the conditions for that relief.

Broadly, scrip for scrip rollover relief is available where at least 80% of the shares held in Whitehaven are exchanged for Gloucester Shares.

If the 80% threshold is not satisfied, the Whitehaven Shareholders will be subject to the general CGT consequences (discussed above).

For completeness, we have included discussion on proposed amendments to the scrip for scrip rules in section 9.4 below.

(e) Effect of scrip for scrip rollover

Broadly, where Shareholders elect for scrip for scrip rollover relief, the effect is as follows:

(i)	any capital gain arising from the exchange of the Whitehaven Shares by Whitehaven Shareholders for the Gloucester Shares on acceptance of the Gloucester Offer is deferred until a CGT event (e.g. a sale) occurs in respect of the Gloucester Shares;

(ii)	the cost base and the reduced cost base of the Gloucester Shares acquired under the arrangement is determined on the basis of the cost base and reduced cost base of the original Whitehaven Shares; and

(iii)	the Gloucester Shares acquired under the arrangement are treated as having been acquired at the time that the Whitehaven Shares were acquired by the shareholder.

(f) Scrip for Scrip Rollover Election

In order to choose scrip for scrip rollover relief, Whitehaven Shareholders will be required to make an election prior to lodging their income tax return for the income year in which the CGT event occurred.

As the benefit of electing for rollover to apply relief will depend on the particular circumstances of each shareholder, shareholders should consult their tax advisor for advice on this. The eligibility for scrip for scrip rollover relief will not be impacted if one or more of the Whitehaven Shareholders do not elect for the scrip for scrip provisions to apply.

(g) Ownership of Gloucester Shares

The Australian tax consequences of ownership of the Gloucester Shares (i.e. the shares obtained by the Whitehaven Shareholders by accepting the Gloucester Offer) are discussed below.

(h) Dividends from Gloucester

Any dividends and franking credits received from Gloucester should be included in the assessable income of the Shareholder. Where the Shareholder is a resident individual or complying superannuation fund, and the Shareholder has excess franking credits available for the income year, those excess franking credits may be refunded to the Shareholder.

Whilst corporate Shareholders may not receive such a refund of excess franking credits, they may be entitled to convert any excess into a loss that may be utilised in future years (subject to the loss utilisation rules).

It is noted that Shareholders are generally required to have held their shares “at risk” for 45 days in order to be eligible for the franking benefits outlined above. Taxpayers should obtain their own advice on the application of these rules to their circumstances.

(i) Disposal of Gloucester Shares

For Shareholders who elect for the scrip for scrip rollover relief to apply, the cost base or reduced cost base of the Gloucester Shares will reflect the cost base or reduced cost base for all Whitehaven Shares that were exchanged by that shareholder. For the purposes of determining the availability of the CGT discount, Whitehaven Shareholders who elected for scrip for scrip rollover relief to apply must treat the acquisition date of the Gloucester Shares as being the date of their original acquisition of their Whitehaven Shares.

If a scrip for scrip election is not made, the cost base of the Gloucester Shares will be equal to the value of the replacement shares in Gloucester. In that case, the CGT discount provisions will only be available once the 12 month holding period rule has been satisfied for the Gloucester Shares (i.e. not the date of acquisition of the Whitehaven Shares).

9.3 AUSTRALIAN INCOME TAX CONSIDERATIONS – FOREIGN RESIDENTS

The Australian tax issues relevant for foreign resident Shareholders are considered below.

(a) Australian Capital Gains Tax – Foreign Residents

Shareholders that are not resident in Australia for income tax purposes and that do not carry on business in Australia at or through a permanent establishment should generally not be subject to Australian CGT on their disposal of their Whitehaven Shares (provided that together with their associates they have not held 10% or more (by value) of the issued Whitehaven Shares at the time of disposal of the shares for any continuous twelve month period within two years preceding the disposal).

If 10% or more (by value) of Whitehaven is held by foreign resident shareholders, a disposal of Whitehaven Shares by a foreign resident may be subject to Australian CGT where the shares represent an indirect Australian real property interest or an asset used in carrying on a business through an Australian permanent establishment.

It is noted that if a capital gain is made on disposal of the Whitehaven Shares by a shareholder that is a foreign resident (because the Whitehaven Shares represent an indirect Australian real property interest in which the shareholder holds an associate-inclusive 10% or more interest), scrip for scrip rollover relief is available to the shareholder only if the Gloucester Shares are regarded as an indirect Australian real property interest just after the Gloucester Shares are issued.

Shareholders that are foreign resident should consult their own tax advisor for further advice in this regard.

(b) Dividends from Gloucester – Foreign Residents

Foreign resident shareholders are not subject to Australian income and withholding tax in respect of dividends paid by Gloucester to the extent that those dividends are franked.

If the dividends are not franked or only partially franked, foreign resident shareholders are subject to a dividend withholding tax on the unfranked portion of the dividend at the rate of 30% or a reduced rate of dividend withholding tax under an applicable double tax treaty, where relevant.

To the extent that Gloucester declares and pays a dividend comprising of “conduit foreign income”, the unfranked portion of a dividend paid to a foreign resident shareholder is not subject to withholding tax and is not assessable to the extent the unfranked dividend comprises conduit foreign income.

9.4 CHANGE OF LAW

Whilst this section 9 has been prepared based on Australian law and administrative practice as at the date of this section 9, it is noted that the Australian Federal Government is undertaking a review of Australia’s future taxation system. Whitehaven Shareholders should obtain independent advice in respect of the implications of this review.

The Federal Government has also introduced into Parliament legislation that, once enacted, will amend the scrip for scrip rules to introduce a number of integrity rules. The rules are contained in the Tax Laws Amendment (2008 Measures No. 6) Bill 2008 which is currently before Parliament. If enacted, the rules will have effect from 13 May 2008.

However, these rules should have no application to the proposed arrangement if the terms of the Gloucester Offer results in a share acquisition ratio of 1 Gloucester Share for 2.45 Whitehaven Shares as proposed.

If there are subsequent changes to the Gloucester Offer, then this issue will need to be re-assessed.

9.5 STAMP DUTY

The transfer of Whitehaven Shares will not give rise to any stamp duty liabilities for existing Whitehaven Shareholders or Gloucester. No stamp duty should arise on the issue of Gloucester Shares to Whitehaven Shareholders on the basis that at the time of, and following, the issue, the Gloucester Shares are quoted on the ASX, Gloucester is admitted on the Official List of the ASX and the underlying landholdings of Gloucester are located solely within NSW.

9.6 GOODS AND SERVICES TAX (GST)

The sale of Whitehaven Shares by existing shareholders as contemplated under the Gloucester Offer will not attract GST. Similarly, no GST will be payable on the acquisition of shares in Gloucester.

Where shareholders are registered or required to be registered for GST, any GST incurred on expenses that relate to the sale of existing shares or acquisition of new shares may not be recoverable if the individual shareholder exceeds the financial acquisitions threshold as defined under Division 189 of the GST Act. However, a Reduced Input Tax Credit equal to 75% of the GST incurred may still be available if the acquisition constitutes a reduced credit acquisition as defined under Division 70 of the GST Act.

Where Whitehaven Shareholders are not registered, or required to be registered for GST, no GST implications should arise in relation to the Gloucester Offer.

10. DIRECTORS’ INTERESTS AND EFFECTS OF MERGER

10.1 DIRECTORS’ INTERESTS IN WHITEHAVEN SHARES

At the date of this Target’s Statement, the Directors had relevant interests in the following Whitehaven Shares:

DIRECTOR	WHITEHAVEN SHARES	% OF ISSUED CAPITAL
John Conde[1]	301,887	0.07
Tony Haggarty[2]	31,143,795	7.65
Andy Plummer[3]	29,883,070	7.34
Hans Mende[4]	75,379,833	18.51
Alex Krueger	0	0.00
Neil Chatfield[5]	301,887	0.07
Allan Davies[6]	125,000	0.03
Total	137,135,472	33.67

Notes

1	John Conde has a relevant interest in 301,887 Shares held by Trelawney Waters Pty Ltd as trustee for the Trelawney Super Fund. Mr Conde controls Trelawney Waters Pty Ltd.
2	Tony Haggarty holds 37,000 Shares in his own name and holds a relevant interest in 31,106,795 Shares held by HFTT Pty Ltd ACN 100 848 842 as trustee for the Haggarty Family Trust. Mr Haggarty is the sole director and company secretary of HFTT Pty Ltd. Mr Haggarty holds greater than 20% voting power in Haggarty Holdings Pty Ltd ACN 096 883 073 which holds 100% voting power in HFTT Pty Ltd.
3	Andy Plummer has a relevant interest in 29,883,070 Shares held by Ranamok Pty Ltd ACN 079 167 829 as trustee for the Plummer Family Trust. Mr Plummer is a director of Ranamok Pty Ltd and holds 50% of the voting power in Ranamok Pty Ltd.
4	Hans Mende has a relevant interest in 21,428,333 Shares held by himself as trustee of the Mende Family Trust. Mr Mende also has an interest in 53,951,500 Shares held by AMCI International AG. Mr Mende is a director of AMCI International AG and holds greater than 20% of the voting power in AMCI International AG.
5	Neil Chatfield holds 301,887 Shares in his own name.
6	Allan Davies has a relevant interest in 125,000 shares held by Dalara Investments Pty Ltd as trustee for the AJ and LM Davies Family Trust. Mr Davies controls Dalara Investments Pty Ltd.

Each of the Directors who holds or controls Shares has indicated that he intends to accept the Gloucester Offer in respect of the Shares held or controlled by him, in the absence of a superior proposal.

In the announcement of the Gloucester Offer that was published on 20 February 2009, it was stated that Whitehaven Directors’ own shareholdings collectively represented 74% of Whitehaven Shares. That statement was incorrect and Whitehaven published an announcement on 25 March 2009 to correct that statement in which it explained that Whitehaven Directors and their associates have a relevant interest in 33.67% of Whitehaven Shares. A copy of that announcement is set out as Attachment 4 to the Bidder’s Statement.

The difference between 74% and 33.67% arises in respect of Whitehaven Shares attributed to the ownership or control of Mr Krueger and Mr Mende.

Alex Krueger is a nominee of FRC Whitehaven Holdings BV which owns 131,650,000 Whitehaven Shares or approximately 32.33% of Whitehaven’s share capital. Mr Krueger neither has a relevant interest in those Shares nor is he an associate of FRC Whitehaven Holdings BV under section 12 of the Corporations Act.

Similarly, interests in 32,749,087 Whitehaven Shares (or approximately 8% of Whitehaven’s share capital) held by Fritz Kundrun as trustee of the Kundrun Family Trust, Kirsten Investments II LLC, Markus Investments II LLC and Nicola Investments II LLC, had been incorrectly attributed to Mr Mende. Whitehaven understands that Mr Mende neither has a relevant interest in those Shares nor is he an associate of the relevant Shareholders under section 12 of the Corporations Act.

10.2 DIRECTORS’ RECENT DEALINGS IN WHITEHAVEN SHARES

Except as disclosed below, no Director has acquired or disposed of a relevant interest in any Whitehaven Shares in the four month period immediately preceding the date of this Target’s Statement.

On 19 February 2009, Gloucester entered into separate pre-bid acceptance deeds with the following entities in respect of the Whitehaven Shares, set out in the following table, in which Directors have a relevant interest:

HOLDER OF RELEVANT INTEREST	DATE OF DEALING	NUMBER OF WHITEHAVEN SHARES	DESCRIPTION OF DEALING
AMCI International AG (Hans Mende)	19 February 2009	29,124,597	Entry into a Pre-Bid Acceptance Deed

HFTT Pty Ltd ACN 100 848 842 as trustee for the Haggarty Family Trust (Tony Haggarty)	19 February 2009	8,388,602	Entry into a Pre-Bid Acceptance Deed

Ranamok Pty Ltd ACN 079 167 829 as trustee for the Plummer Family Trust (Andy Plummer)	19 February 2009	8,049,025	Entry into a Pre-Bid Acceptance Deed

Those pre-bid acceptance deeds have since lapsed (see section 11.2 for further information).

10.3 DIRECTORS’ INTERESTS IN WHITEHAVEN OPTIONS

At the date of this Target’s Statement, the Directors had relevant interests in the following Whitehaven Options:

DIRECTOR	MAXIMUM NUMBER OF WHITEHAVEN SHARES SUBJECT TO THE OPTION	EXERCISE PRICE	VESTING CONDITIONS
Tony Haggarty (Options are held by HFTT Pty Ltd ACN 100 848 842 as trustee for the Haggarty Family Trust)	7,326,266	$1.00	Tranche 1 (in respect of 3,623,277 Shares): Whitehaven Share price reaches $4.50 Tranche 2 (in respect of 3,702,989 Shares): Whitehaven Share price reaches $5.00

Andy Plummer (Options are held by Ranamok Pty Ltd ACN 079 167 829 as trustee for the Plummer Family Trust)	7,326,266	$1.00	Tranche 1 (in respect of 3,623,277 Shares): Whitehaven Share price reaches $4.50 Tranche 2 (in respect of 3,702,989 Shares): Whitehaven Share price reaches $5.00

The Whitehaven Shares that are issued on the exercise of the Options in the above table are conditional on the Whitehaven Share price reaching certain levels. The maximum number of Whitehaven Shares that can be issued under the above Options may be reduced pro-rata if the Option holders do not hold a specified number of Whitehaven Shares at the time of exercising the Option.

10.4 EFFECTS OF GLOUCESTER OFFER ON WHITEHAVEN OPTIONS HELD BY DIRECTORS

Gloucester and Whitehaven have agreed in the Merger Implementation Agreement that Whitehaven will cancel the Whitehaven Options held by HFTT Pty Ltd as trustee for the Haggarty Family Trust (an entity related to Tony Haggarty) and Ranamok Pty Ltd as trustee for the Plummer Family Trust (an entity related to Andy Plummer) in exchange for Gloucester Options being issued to those entities on comparable terms and conditions. The relevant Gloucester Options will:

(a)	replicate to the extent practicable, the economic position that the trustees currently have under their Whitehaven Options;

(b)	lapse if either Tony Haggarty or Andy Plummer (as the case may be) retires as a director of Gloucester or, in the absence of such retirement, on 3 April 2017 (as is currently the case under the Whitehaven Options); and

(c)	have the following key economic terms:

OPTION NUMBER	MAXIMUM NUMBER OF GLOUCESTER SHARES	STRIKE PRICE OF GLOUCESTER OPTION	VESTING CONDITION
Tranche One	1,478,889	$2.45	Gloucester Share price reaches $11.03

Tranche Two	1,511,424	$2.45	Gloucester Share price reaches $12.25

Under the terms of the Merger Implementation Agreement, Whitehaven has entered into Termination Deeds with HFTT Pty Ltd as trustee for the Haggarty Family Trust (an entity related to Tony Haggarty) and Ranamok Pty Ltd as trustee for the Plummer Family Trust (an entity related to Andy Plummer) to terminate the Whitehaven Options. Gloucester has made offers to grant those entities the Gloucester Options set out in the above table.

The maximum number of Gloucester Shares that can be issued under the Gloucester Options may be reduced pro-rata if the Option holders do not hold a specified number of Gloucester Shares at the time of exercising the Option.

Both the termination of the Whitehaven Options and the granting of Gloucester Options are conditional on the Gloucester Offer becoming wholly unconditional. The Gloucester Offer will become wholly unconditional by Gloucester declaring that the Gloucester Offer is unconditional or by all Conditions to the Gloucester Offer being satisfied at the end of the Offer Period.

Whitehaven has also entered into a share subscription and option deed with Dalara Investments Pty Ltd as trustee for the AJ and LM Davies Family Trust (Dalara) to issue Options to Dalara for 5,000,000 Whitehaven Shares and for Dalara to subscribe for 2,500,000 Whitehaven Shares (subject to Whitehaven Shareholder approval). Dalara is an entity related to Allan Davies.

Gloucester has made an offer to Dalara for Gloucester Options and the right to subscribe for Gloucester Shares on comparable terms to the share subscription and option deed entered into between Whitehaven and Dalara, which will be subject to Gloucester Shareholder approval.

The Gloucester Options to be issued to Dalara will:

(a)	replicate, to the extent practicable, the economic position that Dalara currently has (or is proposed to have, when the options are granted) under its Whitehaven Options;

(b)	lapse if Allan Davies retires as a director of Gloucester; and

(c)	have the following key economic terms:

OPTION NUMBER	NUMBER OF GLOUCESTER SHARES	EXERCISE PRICE	VESTING DATE	EXPIRY DATE
Tranche One	680,272	$4.17	31 October 2009	31 October 2013
Tranche Two	680,272	$4.17	31 October 2010	31 October 2013
Tranche Three	680,272	$4.17	31 October 2011	31 October 2013

Gloucester will offer Dalara the opportunity to subscribe for 1,020,408 Gloucester Shares at a volume weighted average price per share provided that Dalara has not already subscribed for Whitehaven Shares (noting that its subscription of Whitehaven Shares is subject to the approval of the Whitehaven Shareholders). This offer will be conditional on the Gloucester Offer becoming unconditional and the subscription will be conditional on the approval of Gloucester’s Shareholders.

Under the terms of the Merger Implementation Agreement, Whitehaven has entered into a Termination Deed with Dalara to, subject to the Gloucester Offer becoming wholly unconditional, terminate the share subscription and option deed under which Dalara could subscribe for Shares and be issued Whitehaven Options if that agreement was approved by Whitehaven Shareholders.

10.5 EFFECT OF GLOUCESTER OFFER ON OTHER WHITEHAVEN OPTIONS

Before the end of the Offer Period, Gloucester will make an offer to the persons named in the following table to have their Whitehaven Options cancelled in exchange for the granting of Gloucester Options, which have the features set out in the following table.

OPTION HOLDER	NUMBER OF WHITEHAVEN SHARES SUBJECT TO THE OPTIONS	STRIKE PRICE OF WHITEHAVEN OPTION	EXPIRY DATE	NUMBER OF GLOUCESTER OPTIONS POST CONVERSION	STRIKE PRICE OF GLOUCESTER OPTION	EXPIRY DATE
A Perrin	33,333	$1.00	26-Oct-11	13,605	$2.45	26-Oct-11
A Perrin	33,333	$1.00	26-Oct-12	13,605	$2.45	26-Oct-12
A Perrin	33,334	$1.00	26-Oct-13	13,606	$2.45	26-Oct-13
C Dieben	33,333	$1.00	30-Jun-10	13,605	$2.45	30-Jun-10
C Dieben	16,667	$1.00	31-Dec-10	6,803	$2.45	31-Dec-10
C Dieben	16,666	$1.00	30-Jun-11	6,802	$2.45	30-Jun-11
C Dieben	33,334	$1.00	30-Jun-12	13,606	$2.45	30-Jun-12
G Duncan	33,333	$1.00	26-Oct-11	13,605	$2.45	26-Oct-11
G Duncan	33,333	$1.00	26-Oct-12	13,605	$2.45	26-Oct-12
G Duncan	33,334	$1.00	26-Oct-13	13,606	$2.45	26-Oct-13
B Cullen	33,333	$1.00	2-Nov-11	13,605	$2.45	2-Nov-11
B Cullen	33,333	$1.00	2-Nov-12	13,605	$2.45	2-Nov-12
B Cullen	33,334	$1.00	2-Nov-13	13,606	$2.45	2-Nov-13
T Galligan	33,333	$1.00	30-Jun-09	13,605	$2.45	30-Jun-09
T Galligan	33,334	$1.00	30-Jun-10	13,606	$2.45	30-Jun-10
R Stewart	3,000,000	$2.50	21-Oct-12	1,224,490	$6.13	21-Oct-12
L Whitton	33,333	$1.00	30-Jun-09	13,305	$2.45	30-Jun-09
L Whitton	33,334	$1.00	30-Jun-10	13,306	$2.45	30-Jun-10

The offer by Gloucester to grant the Gloucester Option set out in the above table is conditional on the Gloucester Offer becoming wholly unconditional and the option holders in the table above agreeing to terminate and cancel all of their existing Whitehaven Options on terms reasonably acceptable to Gloucester.

10.6 EFFECTS OF GLOUCESTER OFFER ON SUBSTANTIAL HOLDERS

Based on the following assumptions:

(a)	Gloucester acquires 100% of the Whitehaven Shares under the Gloucester Offer;

(b)	none of the existing holders of Whitehaven Options exercise their Options during the Offer Period and accept the Gloucester Offer; and

(c)	Offer consideration of 1 Gloucester Share for every 2.45 Whitehaven Shares,

and based on the substantial holder information set out in section 3.6 of the Bidder’s Statement and section 5.8 of this Target’s Statement, the holdings that the current substantial holders in Gloucester and Whitehaven are expected to have in the Merged Group are as follows:

SUBSTANTIAL HOLDER	NUMBER OF SHARES IN THE MERGED COMPANY	% OF ISSUED CAPITAL OF MERGED COMPANY	% VOTING POWER IN MERGED COMPANY
FRC Whitehaven Holdings BV	53,734,694	21.68	21.68
AMCI International AG	30,009,172	8.89	12.11	[1]
Noble Group Limited	17,690,929	7.14	7.14
Anthony Haggarty and HFTT Pty Ltd as trustee for the Haggarty Family Trust	12,711,753	5.13	5.13
Ranamok Pty Ltd as trustee for the Plummer Family Trust	12,197,171	4.92	4.92
Mr Hans Mende as trustee of the Mende Family Trust	8,746,258	3.53	15.64	[2]
Fritz Kundrun as trustee for the Kundrun Family Trust	8,746,258	3.53	15.64	[3]
AMCI Investments Pty Ltd	7,988,152	3.22	12.11	[4]
Barclays Global Investors Australia Limited	7,485,541	3.02	3.02
BT Investment Management Limited/Westpac Banking Corporation	4,939,556	1.99	1.99
ITOCHU Minerals & Energy of Australia Pty Ltd	4,150,000	1.67	1.67

1	AMCI International AG will have a relevant interest in 30,009,172 shares (12.11% of the issued capital) comprised of 22,021,020 shares (8.89% of the issued capital) held by it and 7,988,152 shares (3.22% of issued capital) held by AMCI Investments Pty Ltd. AMCI International AG has given an undertaking that if each of AMCI International AG, AMCI Investments Pty Ltd, Hans Mende, Fritz Kundrun, Kirsten Investments II LLC, Markus Investments II LLC and Nicola Investments II LLC accept the Gloucester Offer, it will not vote in respect of 1.13% of its shareholding in the merged company for a period of six months following the merger of Gloucester and Whitehaven.
2	Hans Mende’s voting power disclosed in this table is based on a relevant interest in 38,755,430 shares (15.64% of the issued capital), comprised of 8,746,258 shares (3.53% of the issued capital) held by him as trustee of the Mende Family Trust, 22,021,020 shares (8.89% of the issued capital) held by AMCI International AG and 7,988,152 shares (3.22% of the issued capital) held by AMCI Investments Pty Ltd. A relevant interest for Mr Mende in shares held by AMCI Investments Pty Ltd has been included in this table for the reasons set out in section 10.7.
3	Fritz Kundrun’s voting power disclosed in this table is based on a relevant interest in 38,755,430 shares (15.64% of the issued capital), comprised of 8,746,258 shares (3.53% of the issued capital) held by him as trustee of the Kundrun Family Trust, 22,021,020 shares (8.89% of the issued capital) held by AMCI International AG and 7,988,152 shares (3.22% of the issued capital) held by AMCI Investments Pty Ltd. A relevant interest for Mr Kundrun in shares held by AMCI Investments Pty Ltd has been included on the basis that Mr Kundrun has greater than 20% voting power in AMCI International AG and AMCI Investments Pty Ltd is controlled by AMCI International AG. Public information lodged by AMCI International AG and AMCI Investments Pty Ltd in respect of Gloucester does not list Mr Kundrun as having a relevant interest in Gloucester shares held by AMCI Investments Pty Ltd.
4	AMCI Investments Pty Ltd has voting power in 30,009,172 shares (12.11% of the issued capital) comprised of 7,988,152 shares (3.22% of the issued capital) held by it and 22,021,020 shares (8.89% of the issued capital) held by an associate of it, AMCI International AG.

10.7 DIRECTORS’ INTERESTS IN GLOUCESTER SECURITIES

On the basis that Hans Mende has greater than 20% voting power in AMCI International AG and AMCI Investments Pty Ltd is controlled by AMCI International AG, Mr Mende may have a relevant interest in 7,988,152 securities of Gloucester (9.78% of the issued capital) that are held by AMCI Investments Pty Ltd at the date of this Target’s Statement. Public information lodged by AMCI International AG and AMCI Investments Pty Ltd in respect of Gloucester does not list Mr Mende as having a relevant interest in Gloucester securities. Mr Mende’s relevant interests were the subject of submissions to the Takeovers Panel. At the date of this Target’s Statement, the Takeover Panel’s reasons for decisions in relation to its declaration of unacceptable circumstances in relation to the affairs of Gloucester on 29 April 2009 had not been published.

10.8 DIRECTORS’ RECENT DEALINGS IN GLOUCESTER SECURITIES

In the four month period immediately preceding the date of this Target’s Statement, no Director, nor any entity related to a Director has had dealings in Gloucester securities.

10.9 BENEFITS AND AGREEMENTS

As a result of the Gloucester Offer, no person has been or will be given any benefit (other than a benefit which can be given without member approval under the Corporations Act) in connection with the retirement of that person, or someone else, from the board of directors of Whitehaven or a related body corporate of Whitehaven.

There are no agreements made between a Director and another person in connection with, or conditional upon, the outcome of the Gloucester Offer, other than in the Director’s capacity as a holder of Whitehaven Shares.

No Director has an interest in any contract entered into by Gloucester.

11. IMPORTANT DOCUMENTS

11.1 MERGER IMPLEMENTATION AGREEMENT

Summary

On 19 February 2009, Whitehaven and Gloucester entered into a Merger Implementation Agreement in relation to the takeover bid by Gloucester.

The terms of the Merger Implementation Agreement include:

(a)	Whitehaven must make a statement in this Target’s Statement and in the announcement of the Gloucester Offer that each of the Whitehaven Directors recommend acceptance of the Gloucester Offer to Whitehaven Shareholders, in the absence of a superior proposal;

(b)	until the end of the Offer Period, Gloucester and Whitehaven must comply with the no shop, no due diligence, no talk conditions;

(c)	limitations on the conduct of the business of Whitehaven and Gloucester;

(d)	a break fee of $4,500,000 is payable by Whitehaven to Gloucester in certain circumstances;

(e)	how the boards of Gloucester and Whitehaven will be constituted if the Gloucester Offer is successful; and

(f)	restrictions on paying dividends.

A summary of the key terms of the Merger Implementation Agreement is set out below and in section 11.1 of the Bidder’s Statement. Key terms of the Merger Implementation Agreement were attached to the announcement of the Gloucester Offer made by Whitehaven on 20 February 2009 and can be obtained from www.whitehaven.net.au or www.asx.com.au.

The Takeover Panel’s orders on 29 April 2009 amended the Merger Implementation Agreement to include a condition to the Gloucester Offer that no superior proposal for Gloucester is made or announced (see section 4.13 for further information).

Exclusivity

Both Whitehaven and Gloucester have agreed that they will:

(a)	not participate in negotiations or discussions or provide information (including to perform due diligence) regarding a Third Party Proposal (no talk condition);

(b)	not solicit or invite discussions which would be reasonably expected to lead to a Third Party Proposal (no shop condition);

(c)	notify each other of any approaches related to a Third Party Proposal and the terms and conditions of any expression of interest, offer or proposal that is received in relation to a Third Party Proposal (notification of approaches condition); and

(d)	if any information or due diligence material is provided to a third party in relation to a Third Party, provide that information or material to the other party (provision of information condition).

The ‘no talk’ condition does not apply where the board of the relevant party, acting in good faith, determines (after obtaining legal advice), that not undertaking an act in relation to a bona fide Third Party Proposal would reasonably be likely to involve a breach of the fiduciary duties owed by any director or would otherwise be unlawful.

Before Whitehaven enters into any legally binding arrangement in relation to a Third Party Proposal or the board of directors of Whitehaven change its recommendation for the Gloucester Offer or publicly recommends a Third Party Proposal, it must give Gloucester at least 3 business days to match the terms of the Third Party Proposal.

Before Gloucester enters into any legally binding arrangement in relation to a Third Party Proposal or the board of directors of Gloucester publicly recommend a Third Party Proposal, it must give Whitehaven at least 3 business days to match the terms of the Third Party Proposal.

Break Fee

Whitehaven will pay Gloucester a break fee of $4,500,000 if:

(a)	on or before the date which is 12 months after the date of entering into the Merger Implementation Agreement:

(i)	a Third Party Proposal in relation to Whitehaven is announced or open for acceptance before the end of the Offer Period or within 2 months after the end of the Offer Period; or

(ii)	a Third Party, who does not have at least 5% voting power in Whitehaven acquires such voting power, or has entered into swaps or similar arrangements giving economic exposure to at least 5% of Whitehaven Shares during the Offer Period, and in each case the third party:

(i)	acquires control of Whitehaven;

(ii)	acquires at least 30% voting power in Whitehaven; or

(iii)	completes a transaction that results in the Third Party merging with or acquiring Whitehaven, acquiring all or a substantial part of the business of Whitehaven or requiring Whitehaven to abandon or fail to proceed with the takeover bid by Gloucester;

(b)	any Director withdraws or changes his recommendation (in the absence of certain adverse changes or events happening in relation to Gloucester); or

(c)	a Director recommends a Third Party Proposal (in the absence of certain adverse changes or events happening in relation to Gloucester).

The break fee is not payable:

(a)	if Whitehaven validly terminates the Merger Implementation Agreement prior to the event that would otherwise cause payment of the beak fee occurring;

(b)	if, three days after the end of the Offer Period, all Conditions to the Gloucester Offer have been satisfied or waived; or

(c)	to the extent the payment of the break fee is declared by the Takeovers Panel to constitute unacceptable circumstances; or is determined to be unenforceable as determined by a court.

Conduct of business

Gloucester and Whitehaven have agreed to conduct their respective businesses in the ordinary and usual course consistent with the manner in which each such business and operations were conducted immediately prior to the date of the Merger Implementation Agreement, and will make all reasonable efforts to:

(a)	maintain and preserve their relationships with customers, suppliers, licensors, licensees and others having business dealings with them and their Subsidiaries; and

(b)	not enter into any lines of business or other activities in which they and their Subsidiaries are not engaged as of the date of the Merger Implementation Agreement.

Board constitution

Gloucester has agreed to appoint all of Whitehaven’s existing directors to the board of Gloucester by the end of the business day after the Gloucester Offer becomes or is declared unconditional.

Hans Mende has since indicated that he will not nominate for a position on the board of Gloucester for at least 12 months after the merger is effected. Therefore, Whitehaven has invited Gloucester to appoint a new independent director to join the newly constituted board of Gloucester.

Whitehaven and Gloucester have agreed that, following the appointments of Whitehaven Directors to the board of Gloucester, the following persons shall occupy the following positions:

(a)	John Conde shall be appointed as the Chairman of Gloucester;

(b)	Andy Hogendijk shall be appointed as the Deputy Chairman of Gloucester; and

(c)	Tony Haggarty shall be appointed as the Managing Director of Gloucester.

Dividends

Until the end of the Offer Period:

(a)	Gloucester may not, without the prior written consent of Whitehaven, announce, pay or declare any dividends other than Gloucester Permitted Dividend (being the dividend of 13.5 cents per Gloucester Share that was paid to Gloucester shareholders on 31 March 2009); and

(b)	Whitehaven may not, without the prior written consent of Gloucester, announce, pay or declare any dividend other than Whitehaven Permitted Dividend (being the dividend of 2.5 cents per Whitehaven Share that was paid to Whitehaven Shareholders on 31 March 2009).

Termination

The Merger Implementation Agreement may be terminated by:

(a)	either party:

(i)	if the other party has breached a material obligation under the Merger Implementation Agreement and the breach is not remedied within 10 business days of receiving notice from the first mentioned party; or

(ii)	if Gloucester withdraws the Gloucester Offer without breaching its obligations under Merger Implementation Agreement or the Gloucester Offer lapses for any reason including non fulfilment of a condition of the Gloucester Offer; or

(b)	Whitehaven, if certain adverse changes or events happen in relation to Gloucester.

11.2 AGREEMENTS WITH WHITEHAVEN SHAREHOLDERS

On 19 February 2009, Gloucester entered into pre-bid acceptance deeds (the Pre-Bid Acceptance Deeds) to acquire a total of 81,022,240 Whitehaven Shares (representing approximately 19.9% of the Whitehaven Shares on issue at that time) with the Whitehaven Shareholders listed in the following table in respect of the number of Share listed in that table:

SHAREHOLDER	NUMBER OF WHITEHAVEN SHARES
Ranamok Pty Ltd ACN 079 167 829 as trustee for the Plummer Family Trust	8,049,025
HFTT Pty Ltd ACN 100 848 842 as trustee for the Haggarty Family Trust	8,388,602
AMCI International AG	29,124,597
FRC Whitehaven Holdings BV	35,460,016

As the Gloucester Offer was not made on or before 20 March 2009 (which was a requirement in the Pre-Bid Acceptance Deeds), all of the Pre-Bid Acceptance Deeds have lapsed and are of no further effect.

Full copies of those deeds are attached to the notice of initial substantial holder (form 603) that Gloucester lodged with ASX on 23 February 2009.

12. OTHER INFORMATION

12.1 CONSENTS

McCullough Robertson has given and has not before the date of this Target’s Statement withdrawn its consent to be named in this Target’s Statement as legal adviser to Whitehaven in the form and context in which it is named.

Wilson HTM and Grant Samuel have given and have not before the date of this Target’s Statement withdrawn their consent to be named in this Target’s Statement as financial advisers to Whitehaven in the form and context in which they are named.

Ernst & Young has given and has not before the date of this Target’s Statement withdrawn its consent to being named as tax adviser and auditor to Whitehaven in the form and context in which its is named.

Computershare Investor Services Pty Limited has given and has not before the date of this Target’s Statement withdrawn its consent to be named in this Target’s Statement as Whitehaven’s share registry in the form and context in which it is named.

FRC Whitehaven Holdings BV has given and has not before the date of this Target’s Statement withdrawn its consent to the inclusion of statements regarding its intention to accept the Gloucester Offer in the form and context in which they appear and to being named in this Target’s Statement in the form and context it which it is named.

AMCI International AG has given and has not before the date of this Target’s Statement withdrawn its consent to the inclusion of the statement in footnote 1 to the table in section 10.6 in the form and context in which it appears and to being named in this Target’s Statement in the form and context in which it is named.

Each of McCullough Robertson, Wilson HTM, Grant Samuel, Ernst & Young, Computershare Investor Services Pty Limited, FRC Whitehaven Holdings BV and AMCI International AG:

(a)	has not authorised or caused the issue of this Target’s Statement;

(b)	does not make, or purport to make, any statement in this Target’s Statement, nor is any statement in this Target’s Statement based on any statement by any of those parties, other than as specified in this section; and

(c)	to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Target’s Statement other than a reference to its name and a statement included in this Target’s Statement with the consent of that party as specified in this section.

12.2 PUBLICLY AVAILABLE INFORMATION

This Target’s Statement contains statements which are made in, or based on statements made in, documents lodged with ASIC or given to the ASX by Gloucester.

As permitted by ASIC class order 01/1543, the consent of Gloucester is not required for the inclusion of those statements in this Target’s Statement. Any Whitehaven Shareholder may obtain a copy of those documents free of charge during the Offer Period by contacting Whitehaven.

As permitted by ASIC class order 03/635, this Target’s Statement may include or be accompanied by certain statements:

(a)	fairly representing a statement by an official person; or

(b)	from a public official document or published book, journal or comparable publication,

and the consent of the persons to whom those statements are attributed is not required to be included in this Target’s Statement.

12.3 NO OTHER MATERIAL INFORMATION

This Target’s Statement is required to include all of the information that Whitehaven Shareholders and their professional advisers would reasonably require to make an informed assessment whether to accept the Gloucester Offer, but:

(a)	only to the extent to which it is reasonable for Whitehaven Shareholders and their professional advisers to expect to find this information in this Target’s Statement; and

(b)	only if the information is known to any Director.

The Directors of Whitehaven are of the opinion that the information that Whitehaven Shareholders and their professional advisers would reasonably require to make an informed assessment whether to accept the Gloucester Offer is:

(a)	the information contained within this booklet, including:

(i)	the Bidder’s Statement (to the extent that the information is not inconsistent with or superseded by information in this Target’s Statement); and

(ii)	this Target’s Statement; and

(b)	Whitehaven’s annual reports and releases to the ASX, and documents lodged by Whitehaven with ASIC before the date of this Target’s Statement.

13. APPROVAL OF TARGET’S STATEMENT

This Target’s Statement has been approved by a resolution passed by the Directors on 30 April 2009.

Dated 30 April 2009

John C. Conde, AO

Chairman

14. DEFINITIONS AND INTERPRETATION

14.1 DEFINITIONS

$ or A$ means Australian dollars, the lawful currency of the Commonwealth of Australia.

ASIC means Australian Securities & Investments Commission.

ASTC means ASX Settlement and Transfer Corporation Pty Limited ABN 49 008 504 532.

ASTC Settlement Rules the operating rules of the ASTC which govern the administration of the Clearing House Electronic Sub register System.

ASX means ASX Limited ABN 98 008 624 691.

Bidder’s Statement the information contained in part 2 of this booklet, being the bidder’s statement of Gloucester relating to the Gloucester Offer.

Broker means a person who is a share broker and a participant in CHESS.

CHESS means the Clearing House Electronic Subregister System, which provides for electronic share transfer in Australia.

CHESS Holding a number of Shares which are registered on Whitehaven Share register being a register administered by the ASX Settlement and Transfer Corporation Pty Limited and which records uncertificated holdings of Shares.

Conditions means the conditions to the Gloucester Offer set out in section 12.8 of the Bidder’s Statement.

Controlling Participant in relation to Whitehaven Shares, has the same meaning as in the ASTC Settlement Rules.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of Whitehaven.

Foreign Shareholder means a Whitehaven Shareholder whose address as shown on the Whitehaven Share register is in a jurisdiction other than Australia or its external territories, New Zealand, The Netherlands, the United States of America or Switzerland unless Gloucester otherwise determines after being satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Gloucester Offer to a Whitehaven Shareholder in the relevant jurisdiction and to issue Gloucester Shares to such a Whitehaven Shareholder on acceptance of the Gloucester Offer, and that it is not unlawful for such a Whitehaven Shareholder to accept the Gloucester Offer in such circumstances in the relevant jurisdiction.

Gloucester means Gloucester Coal Ltd ABN 66 008 881 712.

Gloucester Offer means the offer by Gloucester to acquire Whitehaven Shares, set out in section 2 of the Bidder’s Statement.

Gloucester Option means an option to acquire a Gloucester Share.

Gloucester Permitted Dividend means an amount of 13.5 cents per Gloucester Share.

Gloucester Share means a fully paid ordinary share in the capital of Gloucester.

Grant Samuel means Grant Samuel Corporate Finance Pty Limited ABN 84 076 176 657 AFS Licence No 241040.

Issuer Sponsored Holding means a holding of Whitehaven Shares on Whitehaven’s issuer sponsored subregister.

JORC means Joint Ore Reserves Committee.

JORC Code means 2004 Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves prepared by the JORC of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Councils of Australia.

Material Adverse Change means, between the date of the announcement of the Gloucester Offer (20 February 2009) and the end of the Offer Period (each inclusive):

(a)	any matter, event or circumstance which occurs, is announced or becomes known to Gloucester (individually or when aggregated with all such matters, events or circumstances) has resulted in or is likely to result in:

(i)	the value of consolidated net assets of the Whitehaven Group being reduced by at least $25 million against what they would reasonably have been expected to have been but for the matters, events or circumstances; or

(ii)	the consolidated annual net profit after tax of the Whitehaven Group in respect of either the financial year ending 30 June 2009 or the financial year ending 30 June 2010 being reduced by at least $10 million against what it would reasonably have been expected to have been but for the matters, events, or circumstances; or

(b)	an event takes place or is reasonably likely to take place which would prevent Whitehaven from operating its existing mines or completing its development activities and such the event is sufficiently adverse to the financial position, profitability or prospects of Whitehaven so as to affect the commercial viability of the Takeover Bid in a material respect, but does not include:

(c)	any matter, event or circumstance arising from changes in economic or business conditions (including changes in coal prices or currency exchange rates) which impacts on Whitehaven and its competitors in a similar manner;

(d)	shipping delays;

(e)	any change in taxation rates or the law relating to taxation, interest rates or general economic conditions which impacts on Whitehaven and its competitors in a similar manner; or

(f)	any change in accounting policy required by law which impacts on Whitehaven and its competitors in a similar manner.

Merged Group means the group of companies resulting from the combination of the Gloucester Group and the Whitehaven Group following the acquisition by Gloucester of Whitehaven.

Merger Implementation Agreement means the merger implementation agreement between Gloucester and Whitehaven dated 19 February 2009, a summary of which appears in section 11 of this Target’s Statement.

Mt means million tonnes.

Mtpa means million tonnes per annum.

NCIG means Newcastle Coal Infrastructure Group Pty Ltd ACN 111 228 221.

Noble means Noble Group Limited.

Non-Broker Participant means a non-broker participant under the ASTC Settlement Rules.

Offer Period means the period during which the Gloucester Offer will remain open for acceptance under section 12.2 of the Bidder’s Statement.

Offer Price means the consideration payable by Gloucester under the Gloucester Offer.

Options means an option to acquire a Whitehaven or Gloucester Share.

PCI means pulverised coal injection.

Prescribed Occurrence means any of the following prescribed occurrences (being the occurrences listed in section 652C of the Corporations Act):

(a)	Whitehaven converting all or any of its Shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(b)	Whitehaven or a Subsidiary of Whitehaven resolving to reduce its share capital in any way;

(c)	Whitehaven or a Subsidiary of Whitehaven entering into a buyback agreement or resolving to approve the terms of a buyback agreement under section 257C(1) or 257D(1) of the Corporations Act;

(d)	Whitehaven or a Subsidiary of Whitehaven making an issue of Shares (other than Shares issued as a result of the exercise of Options into Shares) or granting an option over the Shares or agreeing to make such an issue or grant such an option;

(e)	Whitehaven or a Subsidiary of Whitehaven issuing, or agreeing to issue, convertible notes;

(f)	Whitehaven or a Subsidiary of Whitehaven disposing or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(g)	Whitehaven or a Subsidiary of Whitehaven charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(h)	Whitehaven or a Subsidiary of Whitehaven resolving that it be wound up;

(i)	the appointment of a liquidator or provisional liquidator of Whitehaven or of a Subsidiary of Whitehaven;

(j)	the making of an order by a court for the winding up of Whitehaven or of a Subsidiary of Whitehaven;

(k)	an administrator of Whitehaven or of a subsidiary of Whitehaven being appointed under section 436A, 436B or 436C of the Corporations Act;

(l)	Whitehaven or a Subsidiary of Whitehaven executing a deed of company arrangement; or

(m)	the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Whitehaven or of a Subsidiary of Whitehaven.

Public Authority means any government or any governmental, semi governmental, statutory or judicial entity, agency or authority, whether in Australia or elsewhere, including (without limitation) any self regulatory organisation established under statute or otherwise discharging substantially public or regulatory functions, and ASX or any other stock exchange.

Shareholder or Whitehaven Shareholder means a holder of one or more Shares.

Shares or Whitehaven Shares means the fully paid ordinary shares in Whitehaven.

Subsidiary has the meaning given in section 9 Corporations Act.

Target’s Statement means this document, being Whitehaven’s target’s statement.

Termination Deed means the deed terminating the:

(a)	equity participation and option deed as amended and novated in relation to Whitehaven Options held by HFTT Pty Ltd and Ranamok Pty Ltd; and

(b)	agreement dated 19 February 2009 with Dalara Investments Pty Limited as trustee fir the AJ and LM Davies Family Trust to subscribe for 2,500,000 Shares and to issue options to acquire 5,000,000 Shares, subject to member approval of the Whitehaven Shareholders.

Third Party means a person other than Whitehaven and any Subsidiary of Whitehaven and Gloucester and any Subsidiary of Gloucester.

Third Party Proposal means a transaction or arrangement pursuant to which a Third Party will, if the transaction or arrangement is entered into or completed:

(a)	acquire (whether directly or indirectly) or become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in all or a substantial part of the business of that party;

(b)	acquire a relevant interest in, become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in 20% or more of that party’s voting shares;

(c)	acquire control (as determined in accordance with section 50AA of the Corporations Act) of that party;

(d)	otherwise acquire or merge with that party; or

(e)	enter into any agreement, arrangement or understanding requiring Whitehaven to abandon, or otherwise fail to proceed with, the Gloucester Offer,

whether by way of takeover offer, scheme of arrangement, merger, shareholder approved acquisition, capital reduction or buy-back, sale or purchase of shares or other securities or assets, joint venture, dual-listed company structure (or other synthetic merger), or other transaction or arrangement.

US$ means the lawful currency of the United States of America.

VWAP means volume weighted average price.

Whitehaven means Whitehaven Coal Limited ABN 68 124 425 396.

Whitehaven Group means Whitehaven and each of its Subsidiaries.

Whitehaven Option means an option to acquire Whitehaven Shares.

Whitehaven Permitted Dividend means Whitehaven’s interim dividend of 2.5 cents per Whitehaven Share.

Whitehaven Shareholder or Shareholder means a holder of one or more Shares.

Whitehaven Shares or Shares means the fully paid ordinary shares in Whitehaven.

Wilson HTM means Wilson HTM Corporate Finance Ltd ABN 65 057 547 323.

14.2 INTERPRETATION

In this Target’s Statement, unless the context otherwise requires:

(a)	headings are for convenience and do not affect the interpretation;

(b)	words or phrases defined in the Corporations Act have the same meaning in this Target’s Statement;

(c)	a reference to a section is a reference to a section of this Target’s Statement unless otherwise specified;

(d)	a singular word includes the plural and vice versa;

(e)	if a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(f)	a reference to a person includes a corporation, trust, partnership, unincorporated body, government and local authority or agency, or other entity whether or not it comprises a separate legal entity; and

(g)	a reference to legislation or to a provision of legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it.

ANNEXURES TO THE TARGET’S STATEMENT

ANNEXURE A

Announcements by Whitehaven in relation to the Gloucester Offer

DATE	ANNOUNCEMENT
29 April 2009	Merger with GCL – Outcome of Takeovers Panel Proceedings

29 April 2009	GCL: Update on Takeovers Panel Decision

29 April 2009	T/O Ann: GCL OIR(a) and OIR(b) – Decl – Orders

20 April 2009	GCL: Extension to Bidders Statement Release Date

23 March 2009	Ceasing to be a substantial holder from GCL

20 March 2009	GCL: Update on Takeovers Panel Proceedings

20 March 2009	TOV: Gloucester Coal Limited – Final Orders

20 March 2009	TOV: Gloucester Coal Limited 01R – Review Applications

20 March 2009	Update on Takeover Panel Proceedings

19 March 2009	FIRB Approval

19 March 2009	GCL: FIRB Approval Received

18 March 2009	Merger with Gloucester Coal - Takeovers Panel Decision

18 March 2009	TOV: Gloucester Coal Limited - Panel Decision

6 March 2009	Amended Presentation

5 March 2009	MD Presentation to Wilson HTM Coal Conference

3 March 2009	GCL: Update on Merger with Whitehaven and Noble Bid

2 March 2009	Gloucester Coal Limited - Panel Makes Interim Orders

2 March 2009	TOV: Gloucester Coal Limited - Panel Receives Application

20 February 2009	Gloucester Coal and Whitehaven Merger - Updated Presentation

20 February 2009	Gloucester Coal and Whitehaven Coal Merger Presentation

20 February 2009	Gloucester and Whitehaven Announce Merger

ANNEXURE B

ASX announcements made by Whitehaven since Whitehaven’s 2008 Annual Report

DATE	ANNOUNCEMENT
29 April 2009	Merger with GCL – Outcome of Takeovers Panel Proceedings

29 April 2009	GCL: Update on Takeovers Panel Decision

29 April 2009	T/O Panel Ann: GCL OIR(a) and OIR(b) – Decl – Orders

29 April 2009	Revised Quarterly Activities Report

27 April 2009	Quarterly Activities Report - Revised for JORC Compliance

24 April 2009	Quarterly Activities Report

20 April 2009	GCL: Extension to Bidders Statement Release Date

1 April 2009	Response to ASX Query – Director’s Interest Notice

25 March 2009	Correct Appendix 3X and 3Y

25 March 2009	Correction to Directors’ Interests in WHC Shares

23 March 2009	Ceasing to be a substantial holder from GCL

20 March 2009	GCL: Update on Takeovers Panel Proceedings

20 March 2009	TOV: Gloucester Coal Limited – Final Orders

20 March 2009	TOV: Gloucester Coal Limited 01R – Review Applications

20 March 2009	Update on Takeover Panel Proceedings

DATE	ANNOUNCEMENT
19 March 2009	FIRB Approval

19 March 2009	GCL: FIRB Approval Received

19 March 2009	Response to ASX query

18 March 2009	Merger with Gloucester Coal - Takeovers Panel Decision

18 March 2009	TOV: Gloucester Coal Limited - Panel Decision

10 March 2009	March 2009 Coal Resources and Reserves Statement

6 March 2009	Appendix 3B

6 March 2009	Amended Presentation

6 March 2009	Details of Company Address - Change of Registered Office

5 March 2009	MD Presentation to Wilson HTM Coal Conference

3 March 2009	GCL: Update on Merger with Whitehaven and Noble Bid

2 March 2009	Gloucester Coal Limited - Panel Makes Interim Orders

2 March 2009	TOV: Gloucester Coal Limited - Panel Receives Application

27 February 2009	Half year results presentation – Delivering growth

27 February 2009	Whitehaven records record profit for first half

27 February 2009	Half-yearly Report and Accounts

26 February 2009	Corrected Initial Director’s Interest Notice for A Davies

DATE	ANNOUNCEMENT
25 February 2009	Director Appointment

25 February 2009	Initial Director’s Interest Notice

24 February 2009	Gloucester: Comments on Proposed Merger

23 February 2009	Becoming a substantial holder from Gloucester

20 February 2009	Gloucester Coal and Whitehaven Merger - Updated Presentation

20 February 2009	Gloucester Coal and Whitehaven Coal Merger Presentation

20 February 2009	Gloucester and Whitehaven Announce Merger

30 January 2009	Quarterly Activities Report

23 December 2008	Sale of 7.5% Interest in Narrabri Project Completed

09 December 2008	Update on Sale of 15% Interest in Narrabri Project

05 December 2008	Change of Director’s Interest Notice

19 November 2008	Company Secretary Appointment

18 November 2008	Results of Meeting

18 November 2008	MD Presentation to AGM

18 November 2008	Chairman’s Address to Shareholders

30 October 2008	Quarterly Activities Report

29 October 2008	Change of Director’s Interest Notice

DATE	ANNOUNCEMENT
22 October 2008	Change of Director’s Interest Notice

17 October 2008	Final Director’s Interest Notice

17 October 2008	Notice of Annual General Meeting/Proxy Form

17 October 2008	Management Changes

01 October 2008	Approval Granted for Sunnyside Project

29 September 2008	Change in substantial holding

29 September 2008	Change of Director’s Interest Notice

29 September 2008	Change in substantial holding

29 September 2008	Appendix 3B

29 September 2008	Change of Director’s Interest Notice

ANNEXURE C

WHITEHAVEN FINANCIAL RESULTS IN RESPECT OF THE HALF-YEAR ENDED 31 DECEMBER 2008

Whitehaven Coal Limited

and its controlled entities

ABN 68 124 425 396

31 December 2008

Interim Financial Report

Whitehaven Coal Limited and its controlled entities

Directors’ report

Interim Financial Report 31 December 2008

The directors of Whitehaven Coal Limited (“the Company”) submit herewith the financial report of Whitehaven Coal Limited and its subsidiaries (‘the Group”) for the six months ended 31 December 2008 and the review report thereon.

Directors

The directors of the Company at any time during or since the end of the interim period are:

Name	Position	Date of appointment
John Conde	Chairman	3 May 2007
Tony Haggarty	Managing Director	3 May 2007 (appointed Managing Director 17 October 2008)
Neil Chatfield	Director	3 May 2007
Allan Davies	Executive Director	25 February 2009
Alex Krueger	Director	3 May 2007
Hans Mende	Director	3 May 2007
Andrew Plummer	Executive Director	3 May 2007 (appointed Executive Director 17 October 2008)
Rob Stewart	Managing Director	1 April 2008 (resigned 16 October 2008)

Review of operations

Principal activities

The principal activity of the Group during the period was the development and operation of coal mines in New South Wales. During the six months ended 31 December 2008, the Group completed the development of Rocglen and Sunnyside mines, which both commenced production during the half-year. Construction of the Narrabri Project (Stage 1) continues to progress, with first coal production expected during the second quarter of the year ending 30 June 2010 (“FY2010”). A sale of a further 15% of Whitehaven Coal Limited’s joint venture interest in the Narrabri North Project occurred during the half-year, taking Whitehaven Coal Ltd’s interest down to 77.5%. There were no other significant changes in the nature of the activities of the Group during the period.

Whitehaven Coal Limited and its controlled entities

Directors’ report

Interim Financial Report 31 December 2008

Results of operations

The Group’s net profit for the six months ended 31 December 2008 amounted to $201,539,000 (2007: net loss $372,000).

Highlights from the six months include the following:

Operating revenue of $275,717,000 (2007: $69,290,000) on sales of 1,585,000 tonnes (2007: 1,222,000) of coal on an equity basis including purchased coal;

Operating EBITDA before significant items of $41,879,000 (2007: $11,523,000);

Sale of a further 15% of the joint venture interest in the Narrabri Project for a gain of $261.6 million before tax; and

Commencement of production at Sunnyside and Rocglen mines.

The operating results are summarised below:

Whitehaven Coal Limited – Consolidated	YTD Dec 08 $000	YTD Dec 07 $000	Movement %
Revenue	275,717	69,290	+298
Net profit/(loss) before significant items	20,028	(372)	N/A
Net profit/(loss) for the period attributable to members	201,539	(372)	N/A

The Group’s operations during the half-year focused on operating and developing coal mines. There were five operating projects during the half-year, with total saleable coal production (on an equity basis) of 1,151,000 tonnes compared to 903,000 tonnes in the six months ended December 31, 2007.

The Group’s net profit for the six months ended 31 December 2008 was impacted by:

•	Severe downturn in metallurgical coal markets impacting planned metallurgical coal sales, however customers have continued to take delivery during the period of contracted tonnages;

•	Excellent production performance from the Tarrawonga mine offset lower production from the Canyon mine as it reaches the end of its useful life

•	Movement during the period from development to production of the Rocglen and Sunnyside mines ramping up saleable thermal coal production;

•	Slower than anticipated coal production at Werris Creek due to issues over poor performance with the mining contractor;

•

Port and rail capacity issues together with minor disruptions from rail upgrades constraining coal sales, however offset by increased train paths allowing larger 72 wagon trains towards the end of the period; and

•	Successful sale of 7.5% of the Narrabri project to EdF Trading for US$120 million and 7.5% to J-Power for A$125 million.

Whitehaven Coal Limited and its controlled entities

Directors’ report

Interim Financial Report 31 December 2008

Investments for future performance

The Group has interests in five operating mines (Canyon, Tarrawonga open cut, Werris Creek, Rocglen and Sunnyside) that produce thermal coal, semi-soft coking coal and PCI coal. Most of this coal is exported out of Newcastle to major steel mills and international power utilities.

For the FY2010, the Group plans to commence underground mining at the Narrabri North Project.

The Group’s key assets include:

(a)	Whitehaven Mining Precinct (Canyon: 100%, Tarrawonga: 70%, Rocglen: 100% and Sunnyside: 100%);

(b)	Werris Creek (initially 40%, from December 2007 100%); and

(c)	Narrabri (North 77.5% and South 100%)

These projects are expected to result in aggregated managed production of approximately 11,000,000 tonnes per annum by FY2011.

These production forecasts do not include possible additional production from the Narrabri South, Tarrawonga underground, Canyon West, West Blue Vale or Bonshaw exploration projects.

Under agreements with the NSW Government and the Australian Rail Track Corporation, the group has committed to underwrite 60% of the funding of a major upgrade of the Muswellbrook to Narrabri rail infrastructure, which will increase the capacity of the line to more than 15 million tonnes per annum (Mtpa) over the next two and half years. The first stage was commissioned at the end of July 2008, lifting capacity from 4 Mtpa to 7 Mtpa. The remaining upgrades will progressively increase capacity through to 2010.

Construction of the Newcastle Coal Infrastructure Group (NCIG) coal loading terminal (of which Whitehaven Coal Limited has an 11% interest) remains on track, with first coal shipments expected in early 2010.

Liquidity and funding

The consolidated balance sheet at 31 December 2008 shows the Group is well positioned for growth.

	Dec 2008 $’000	June 2008 $’000
Cash and cash equivalents	76,647	80,867	[2]
Interest bearing liabilities	73,514	55,226
Net cash	3,133	25,641	[2]
Equity	621,894	489,529
Gearing ratio [1]	(0.5)%	(5.0)%

1	Net debt to Net debt plus Equity
2	$25,000,000 security deposit for a sale purchase agreement has been reclassified to trade and other receivables ( Refer Note 8)

Whitehaven Coal Limited and its controlled entities

Directors’ report

Interim Financial Report 31 December 2008

Strategy and future performance

Coal prices and marketing

The current medium term outlook for thermal coal and semi-soft demand and price outcomes remains strong, despite the global economic crisis resulting in decreased coal prices in the short term.

Outlook

•	Increased production at Rocglen and Sunnyside as mines ramp up on-stream coal operations.

•	Improved performance expected at Werris Creek with the transition of the mining operations from contracted to operating under Whitehaven management.

•	Lower production from Canyon mine as it reaches then end of its life.

•	Production and sales volume will continue to be limited by port constraints until the rail and port projects are completed.

•	Production from Narrabri North is planned to commence in FY2010.

Dividends

On 27 February 2009, the directors resolved to pay a fully franked interim dividend of 2.5 cents per ordinary share to be paid on 31 March 2009 in respect of the half year ended 31 December 2008 totalling $10.2 million (2007: Nil). The record date for entitlement to the dividend is 11 March 2009. The financial effect of this dividend has not been brought to account in the financial statements for this period.

Dividends paid during the current period are as follows:

	Half Year ended 31 December 2008 $’000	Half Year ended 31 December 2007 $’000
Final ordinary (fully franked)	6,663	—

Events subsequent to reporting date

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material nature and unusual nature likely, in the opinion of the directors of the company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, other than the following:

•

The Company and Gloucester Coal Limited announced on 20 February 2009 that they have agreed to merge through an off-market scrip takeover offer by Gloucester Coal for all the shares in Whitehaven. Whitehaven shareholders are being offered 1 Gloucester share for every 2.45 Whitehaven shares. The merger will combine two companies with complementary operational, development and exploration profiles and create a group with combined reserves of 190Mt and resources of 922Mt with saleable production of 4.5 Mt (100% basis) in calendar year 2008.

Whitehaven Coal Limited and its controlled entities

Directors’ report

Interim Financial Report 31 December 2008

Events subsequent to reporting date (continued)

•

The Group currently has an Amortising Term Loan Facility (undrawn), a Working Capital Facility (undrawn) and a Performance Guarantee Facility (fully drawn) with the Australian branch of a major overseas bank. Subsequent to the 31 December 2008 balance date, the bank advised the company that it is winding down lending support for the mining and resource sectors in Australia and as such, have agreed to provide the Working Capital and Performance Guarantee facilities to no later than 1 July 2009. The Amortising Term Loan Facility will continue and will mature in December 2010. The Group is currently in discussions to expand its banking group to provide additional term debt, equipment finance and hedging facilities as it continues to develop its mining operations. This process is expected to conclude well before 30 June 2009.

•

Mr Allan Davies was appointed as an Executive Director on 25 February 2009. Mr Davies is a mining engineer and has thirty five years experience in the Australian and international coal and metalliferous mining industries. He is a registered mine manager in Australia and South Africa. The Board proposes to issue five million options to Mr Davies in three equal tranches of 1.667 million with a strike price of $1.70:

•	First tranche of 1.667 million options to vest on 31 October 2009

•	Second tranche of 1.667 million options to vest on 31 October 2010

•	Third tranche of 1.667 million options to vest on 31 October 2011

All options expire on 31 October 2013 if not vested.

•	The Directors have resolved to pay a fully franked interim dividend of 2.5 cents per ordinary share.

Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor’s independence declaration is set out on page 6 and forms part of the directors’ report for the six months ended 31 December 2008.

Rounding

The Company is of a kind referred to in ASIC Class Order 98/100 and dated 10 July 1998, and in accordance with that Class Order, all financial information presented in Australian dollars has been rounded to the nearest thousand unless otherwise stated.

Signed in accordance with a resolution of the directors:

John Conde	Tony Haggarty
Chairman	Managing Director
27 February 2009	27 February 2009

Auditor’s independence declaration to the Directors of Whitehaven Coal Limited

In relation to our review of the financial report of Whitehaven Coal Limited for the half-year ended 31 December 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Trent van Veen
Partner
Sydney

27 February 2009

Liability limited by a scheme approved under
Professional Standards Legislation

Whitehaven Coal Limited and its controlled entities

Consolidated Interim Income Statement

For the six months ended 31 December 2008

In thousands of AUD	Note	Consolidated 31 Dec 2008	Consolidated 31 Dec 2007
Revenue		275,717	69,290

Operating expenses		(200,279)	(47,560)
Depreciation & amortisation		(12,385)	(8,459)

Cost of sales		(212,664)	(56,019)

Gross profit		63,053	13,271

Other income
Before significant items		3,087	3,078
Significant items	6	261,615	—

		264,702	3,078

Selling and distribution expenses		(18,946)	(8,781)
Other expenses	7	(12,837)	(1,605)
Administrative expenses
Before significant items		(4,863)	(2,899)
Significant items	6	(532)	—

		(5,395)	(2,899)

Profit before financing expense		290,577	3,064

Financial income		3,023	2,858
Financial expenses		(4,588)	(5,771)

Net financing expense		(1,565)	(2,913)

Profit before tax		289,012	151

Income tax expense
Before significant items		(7,901)	(523)
Significant items	6	(79,572)	—

		(87,473)	(523)

Profit /(loss) for the period attributable to equity holders of the parent
Before significant items		20,028	(372)
Significant items	6	181,511	—

		201,539	(372)

Earnings per share:
Basic earnings per share before significant items (cents per share)		5.0	(0.1)
Diluted earnings per share before significant items (cents per share)		5.0	(0.1)
Basic earnings per share (cents per share)		50.3	(0.1)
Diluted earnings per share (cents per share)		50.0	(0.1)

The condensed notes on pages 11 to 15 are an integral part of these consolidated interim financial statements.

Whitehaven Coal Limited and its controlled entities

Consolidated Interim Balance Sheet

As at 31 December 2008

In thousands of AUD	Note	Consolidated 31 Dec 2008	Consolidated 30 Jun 2008
Assets
Cash and cash equivalents	8	76,647	80,867
Trade and other receivables		172,384	48,996
Inventories		18,063	9,353
Deferred stripping		34,969	23,132
Derivative financial instruments		—	26,670

Total current assets		302,063	189,018
Non-current assets
Trade and other receivables		156,973	27,217
Investments		37	37
Property, plant and equipment		411,116	367,818
Exploration and evaluation		3,662	1,774
Intangibles	9	26,581	17,382
Deferred tax assets		21,353	—
Derivative financial instruments		—	20,106

Total non-current assets		619,722	434,334

Total assets		921,785	623,352

Liabilities
Trade and other payables		40,152	37,871
Interest-bearing loans and borrowings		28,150	22,959
Employee benefits		2,545	2,159
Deferred income		236	123
Current tax payable		85,886	10,143
Provisions		2,713	593
Derivative financial instruments		22,331	—

Total current liabilities		182,013	73,848

Non-current liabilities
Payables		10,900	10,431
Interest-bearing loans and borrowings		45,364	32,267
Deferred tax liabilities		—	9,957
Deferred income		702	513
Provisions		12,805	6,807
Derivative financial instruments		48,107	—

Total non-current liabilities		117,878	59,975

Total liabilities		299,891	133,823

Net assets		621,894	489,529

Equity
Share capital	10	365,765	349,854
Hedge Reserves		(51,903)	25,562
Share based payments reserve		254	1,211
Retained earnings		307,778	112,902

Total equity		621,894	489,529

The condensed notes on pages 11 to 15 are an integral part of these consolidated interim financial statements.

Whitehaven Coal Limited and its controlled entities

Consolidated Interim Statement of Changes in Equity

For the six months ended 31 December 2008

In thousands of AUD	Note	Share capital	Share based payments reserve	Retained earnings	Hedge reserve	Total
Opening balance at 1 July 2008		349,854	1,211	112,902	25,562	489,529
Effective portion of changes in fair value of cash flow hedges, net of tax		—	—	—	(79,032)	(79,032)
Change in fair value of cash flow hedges transferred to profit and loss, net of tax		—	—	—	1,209	1,209

Total income and expense recognised directly in equity		—	—	—	(77,823)	(77,823)
Profit for the period		—	—	201,539	—	201,539

Total recognised income and expense		—	—	201,539	(77,823)	123,716

Dividends paid	12	—	—	(6,663)	—	(6,663)
Share based payments, net of tax	7	—	83	—	—	83
Transfer from share based payment reserve		1,040	(1,040)	—	—	—
Share options exercised		15,229	—	—	—	15,229
Adjustment to tax on share issue costs		(358)	—	—	358	—

Closing balance at 31 December 2008		365,765	254	307,778	(51,903)	621,894

In thousands of AUD		Share capital	Share based payments reserve	Retained earnings	Hedge reserve	Total
Opening balance at 1 July 2007		192,883	44	59,528	—	252,455
Effective portion of changes in fair value of cash flow hedges, net of tax		—	—	—	387	387
Change in fair value of cash flow hedges transferred to profit and loss, net of tax		—	—	—	(711)	(711)

Total income and expense recognised directly in equity		—	—	—	(324)	(324)
Loss for the period		—	—	(372)	—	(372)

Total recognised income and expense		—	—	(372)	(324)	(696)
Share based payments, net of tax	7	—	1,605	—	—	1,605
Cash received in advance of shares		1,196	—	—	—	1,196
Shares issued		107,868	—	—	—	107,868
Share issue costs, net of tax		(2,452)	—	—	—	(2,452)

Closing balance at 31 December 2007		299,495	1,649	59,156	(324)	359,976

The condensed notes on pages 11 to 15 are an integral part of these consolidated interim financial statements.

Whitehaven Coal Limited and its controlled entities

Consolidated Interim Statement of Cash Flows

As at 31 December 2008

In thousands of AUD	Note	Consolidated 31 Dec 2008	Consolidated 31 Dec 2007
Cash flows from operating activities

Cash receipts from customers		284,366	79,365

Cash paid to suppliers and employees		(252,876)	(77,317)

Cash generated from operations		31,490	2,048
Interest paid		(1,642)	(2,610)
Interest received		3,023	516
Income taxes paid		(10,129)	(1,622)

Net cash provided by/(used) in operating activities		22,742	(1,668)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired		—	(33,671)
Proceeds from sale of property, plant and equipment		41,670	3,021
Acquisition of property, plant and equipment		(76,226)	(18,470)
Acquisition of intangible		—	(1,300)
Exploration and evaluation expenditure		(15)	(68)
Contract guarantee security		(5,000)	—
Issuance of loans to related entities		(1,825)	(4,868)

Net cash used in investing activities		(41,396)	(55,356)

Cash flows from financing activities
Proceeds from the issue of share capital		15,229	99,064
Transaction costs paid on issue of share capital		—	(3,572)
Proceeds from borrowings		10,779	8,151
Repayment of borrowings		—	(27,716)
Payment of finance lease liabilities		(4,911)	(2,993)
Dividends paid	12	(6,663)	—

Net cash provided from financing activities		14,434	72,934

Net increase/(decrease) in cash and cash equivalents		(4,220)	15,910
Cash and cash equivalents at 1 July		80,867	21,185

Cash and cash equivalents at 31 December		76,647	37,095

The condensed notes on pages 11 to 15 are an integral part of these consolidated interim financial statements.

Whitehaven Coal Limited and its controlled entities

Condensed notes to the consolidated interim financial statements

31 December 2008

1 Reporting entity

Whitehaven Coal Limited is a company domiciled in Australia. The consolidated interim financial report of the Company as at and for the six months ended 31 December 2008 comprises the Company and its subsidiaries (together referred to as the “Group”).

The consolidated annual financial report of the Group as at and for the year ended 30 June 2008 is available from the Company’s website www.whitehaven.net.au or upon request from the Company’s registered office at 895 Ann Street, Fortitude Valley Qld 4006.

2 Statement of compliance

The consolidated interim financial report is a general purpose financial report which has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the Group as at and for the year ended 30 June 2008 and any public announcements made by Whitehaven Coal Limited during the interim reporting period in accordance with continuous disclosure requirements of the Corporations Act 2001.

This consolidated interim financial report was approved by the Board of Directors on 27 February 2009.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998, and in accordance with the Class order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

3 Significant accounting policies

The accounting policies applied by the Group in this consolidated interim financial report are the same as those applied by the Group in its consolidated financial report as at and for the year ended 30 June 2008.

4 Comparative financial information

The income statement comparatives have been restated to show $2,256,000 plant hire revenue as other income rather than operating income as disclosed in the half year financial report for the 6 months ended 31 December 2007.

The balance sheet comparatives have been restated to reflect $1,211,000 share based payment transactions in a share based payment reserve rather than retained earnings as disclosed in the 30 June 2008 financial report.

5 Segment reporting

The Group operates 5 coal mines in New South Wales. Revenue is derived from the sale of coal to customers in Asia and Australia.

In thousands of AUD	Consolidated 31 Dec 2008	Consolidated 31 Dec 2007
Australia	4,827	820
Asia	270,890	68,470

	275,717	69,290

Whitehaven Coal Limited and its controlled entities

Condensed notes to the consolidated interim financial statements

31 December 2008

6 Significant items

In thousands of AUD	Consolidated 31 Dec 2008	Consolidated 31 Dec 2007
Consideration on sale of 15% of Narrabri joint venture interest	285,345	—
Transaction costs	(520)
Assets disposed	(23,210)	—

Gain on sale of joint venture interest[1]	261,615	—
Restructure provision[2]	(532)

Significant items before tax	261,083
Applicable income tax expense	(79,572)	—

Significant items after tax	181,511	—

1.	During the half-year period, the Group sold a further 15% of its joint venture interest in the Narrabri North Project, taking its interest in the project down to 77.5%. EDF Trading (EDFT) and Electric Power Development Co, Ltd (J-Power) each purchased 7.5% interests, joining Upper Horn Investments Limited (UHI), as joint venture participants in this project.

EDFT will pay the Group US$120 million (A$160.3 million) in a series of tranches over the next three calendar years, and will contribute its 7.5% share of all development costs incurred since 1 January 2008. Proceeds receivable from EDFT over the next three years have been accounted as A$36.2 million as current Trade and other receivables and A$124.1 million as non-current Trade and other Receivables.

J-Power will pay the Group A$125 million, to be settled in two tranches, plus J-Power’s 7.5% share of project development costs incurred since 1 January 2008. The first tranche of A$41.7 million was received during the half-year period, as well as J-Power’s 7.5% share of project development costs incurred since 1 January 2008. The second tranche of $83.3 million has been included in current trade and other receivables and is payable when the Company obtains NSW Government environmental approval for Stage 2 of the Narrabri Project.

2.	Following strategic management changes of the Group, the corporate office was relocated from Brisbane to Sydney. This would result in costs of $532,000 associated with redundancies and office closure.

7 Other expenses

In thousands of AUD	Consolidated 31 Dec 2008	Consolidated 31 Dec 2007
Share based compensation payments	83	1,605
Contract settlement commitments	12,754	—

	12,837	1,605

8 Cash and Cash equivalents

In thousands of AUD	Consolidated 31 Dec 2008	Consolidated 30 Jun 2008
Cash and cash equivalents	76,647	80,867

Included in Trade and Other Receivables is a 30 day term deposit for $30,000,000 (30 June 2008: $25,000,000) as security for a sale and purchase agreement with a major customer to supply coal to 31 March 2010.

Whitehaven Coal Limited and its controlled entities

Condensed notes to the consolidated interim financial statements

31 December 2008

9 Intangibles

In thousands of AUD	Consolidated 31 Dec 2008	Consolidated 30 Jun 2008
Acquired haulage rights	1,134	1,211
Rail access rights[1]	24,494	15,218
Other intangibles	953	953

	26,581	17,382

1.	The consolidated group has entered into agreements with the Rail Infrastructure Corporation and Australian Rail Track Corporation to underwrite 60% of the funding of a major upgrade of the Muswellbrook to Narrabri rail infrastructure which will increase the capacity of that line to more than 15 million tonnes per annum over the next three years. The initial funding for the upgrade has been has been obtained by Rail Infrastructure Corporation and will be subject to repayment by the consolidated group over 15 years. The corresponding asset has been recognised and represents the group’s right to rail access over that period. The access rights will be amortised on a units of production basis reflecting the economic benefit derived over the life of the access once the upgrades are complete.

10 Share capital

	In thousands of AUD	Consolidated 31 Dec 2008	Consolidated 30 Jun 2008
a)	Share capital

	Authorised, issued and fully paid up ordinary shares 407,146,935 (2007: 363,541,240)	365,765	349,854

b)	Movements in shares on issue

Ordinary Shares

	No. of shares 000’s	Issue Price $000’s	$000’s
Paid up share capital as at 30 June 2008	391,918	—	349,854

Transfer from share based payment reserve	—	—	1,040

Share options exercised	15,229	1.00	15,229

Adjustment to tax on costs of share issue	—	—	(358)

Paid up share capital as at 31 December 2008	407,147	—	365,765

11 Share-based payments

During the half year the following, director related entity options for Tranche 2 and Tranche 3 as disclosed at note 36 in the 30 June 2008 Annual Report were exercised:

•	Tony Haggarty (Managing Director) 7,614,241 shares at $1.00 per share.

•	Andy Plummer (Executive Director) 7,614,241 shares at $1.00 per share.

Whitehaven Coal Limited and its controlled entities

Condensed notes to the consolidated interim financial statements

31 December 2008

12 Dividends

Dividends of $6,663,000 were paid during the six months ended 31 December 2008 (2007: nil).

On 27 February 2009 the Directors declared a fully franked interim dividend of 2.5 cents per share totalling $ 10.2 million to be paid on 31 March 2009 with the record date for entitlement being 11 March 2009. The financial effect of this dividend has not been brought to account in the financial statements for this period.

13 Interests in Joint Ventures and Associates

	% Ownership Interest
	31 Dec 2008	30 Jun 2008
Joint Ventures
Tarrawonga Coal Project Joint Venture	70.0	70.0
Narrabri Coal Joint Venture	77.5	92.5

Associates

Tarrawonga Coals Sales Pty Limited	70.0	70.0

14 Contingencies

Guarantees

In thousands of AUD	Consolidated 31 Dec 2008	Consolidated 30 Jun 2008
Bank guarantee to Rail Infrastructure Corporation	30,000	28,820

Performance guarantees provided to government departments in respect of restoration of certain mining leases.	20,585	16,901

Set off deed guarantee[1]	28,868	20,777

Other bank guarantees	250	28

	79,703	66,526

1.	A guarantee has been provided by the company’s bank in relation to a sale and purchase contract.

Whitehaven Coal Limited and its controlled entities

Condensed notes to the consolidated interim financial statements

31 December 2008

15 Subsequent events

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material nature and unusual nature likely, in the opinion of the directors of the company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, other than the following:

•	The Company and Gloucester Coal Limited announced on 20 February 2009 that they have agreed to merge through an off-market scrip takeover offer by Gloucester Coal for all the shares in Whitehaven.

•

Whitehaven shareholders are being offered 1 Gloucester share for every 2.45 Whitehaven shares. The merger will combine two companies with complementary operational, development and exploration profiles and create a group with combined reserves of 190Mt and resources of 922Mt with saleable production of 4.5 Mt (100% basis) in calendar year 2008.

•

The Group currently has an Amortising Term Loan Facility (undrawn), a Working Capital Facility (undrawn) and a Performance Guarantee Facility (fully drawn) with the Australian branch of a major overseas bank. Subsequent to the 31 December 2008 balance date, the bank advised the company that it is winding down lending support for the mining and resource sectors in Australia and as such, have agreed to provide the Working Capital and Performance Guarantee facilities to no later than 1 July 2009. The Amortising Term Loan Facility will continue and will mature in December 2010. The Group is currently in discussions to expand its banking group to provide additional term debt, equipment finance and hedging facilities as it continues to develop its mining operations. This process is expected to conclude well before 30 June 2009.

•

Mr Allan Davies was appointed as an Executive Director on 25 February 2009. Mr Davies is a mining engineer and has thirty five years experience in the Australian and international coal and metalliferous mining industries. He is a registered mine manager in Australia and South Africa.

The Board proposes to issue five million options to Mr Davies in three equal tranches of 1.667 million with a strike price of $1.70:

•	First tranche of 1.667 million options to vest on 31 October 2009

•	Second tranche of 1.667 million options to vest on 31 October 2010

•	Third tranche of 1.667 million options to vest on 31 October 2011

All options expire on 31 October 2013 if not vested.

•	The Directors have resolved to pay a fully franked interim dividend of 2.5 cents per ordinary share.

Directors’ declaration

In the opinion of the directors of Whitehaven Coal Limited (“the Company”):

1.	the financial statements and notes set out on pages 7 to 15, are in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the Group’s financial position as at 31 December 2008 and of its performance for the six month period ended on that date; and

(b)	complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

2.	there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors.

John Conde	Tony Haggarty
Chairman	Managing Director
27 February 2009	27 February 2009

Independent auditor’s report to the members of Whitehaven Coal Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Whitehaven Coal Limited, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities is controlled at half-year end or from time during the half-year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of Interim and Other Financial Reports Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Whitehaven Coal Mining Limited and the entities it controlled during the half-year ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration.

Liability limited by a scheme approved under
Professional Standards Legislation

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Whitehaven Coal Limited is not in accordance with the Corporations Act 2001, including:

i)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2008 and of its performance for the half-year ended on that date; and

ii)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Ernst & Young

Trent van Veen Partner

Sydney

27 February 2009

ANNEXURE D

WHITEHAVEN’S QUARTERLY RESULTS IN RESPECT OF THE PERIOD ENDED 31 MARCH 2009

WHITEHAVEN COAL LIMITED
ABN 68 124 425 396
Level 9
1 York Street
Sydney, NSW 2000
PO Box R1113
Royal Exchange
NSW 1225
Ph: 02 8507 9700
Fax: 02 8507 9701
Web: www.whitehaven.net.au

28 April 2009

ASX ANNOUNCEMENT

AMENDED QUARTERLY REPORT

Attached is a revised quarterly report for Whitehaven Coal Limited for the Period ended 31 March 2009.

The revisions in the report (from the report lodged on Monday 27 April) are limited to the Corporate section on page 3, specifically bullet points 3 and 5.

Paul Marshall

Company Secretary

WHITEHAVEN COAL LIMITED
ABN 68 124 425 396
Level 9
1 York Street
Sydney, NSW 2000
PO Box R1113
Royal Exchange
NSW 1225
Ph: 02 8507 9700
Fax: 02 8507 9701
Web: www.whitehaven.net.au

WHITEHAVEN COAL LIMITED

QUARTERLY REPORT TO 31 MARCH 2009 (Q3 FY 2009)

Highlights

	Quarter Ending			Year to Date
Thousands of tonnes	Mar 2009	Mar 2008	% Var	FY 2009	FY 2008	% Var
Saleable Coal Production - 100%	876	603	45%	2,291	1,996	15%
Total Coal Sales - 100%	1,159	650	78%	3,003	2,030	48%
Saleable Coal Production - Equity	763	520	47%	1,914	1,423	35%
Total Coal Sales - Equity	1,027	618	66%	2,634	1,528	72%

•

Marketable Reserves were increased during the March quarter, as detailed in Whitehaven’s release to the ASX dated 10th March 2009. At planned production rates, coal resources and reserves at Werris Creek and Gunnedah are expected to be sufficient to support mining for a further 20 years at both locations;

•	Record raw coal production (ROM) of 1.025 Mt for the March quarter (100% basis), up 67% on the previous corresponding period;

•	Record saleable coal production of 876 thousand tonnes (Kt) for the March quarter (100% basis), up 45% on the previous corresponding period;

•	Record coal sales of 1.159 Mt for the March quarter (100% basis), up 78% on the previous corresponding period; comprising 931 Kt of produced coal and 228 Kt of traded coal;

•	Increased rail capacity now able to deliver an average of 300 Kt per month to Newcastle, with performance at this level demonstrated during the March quarter;

•	Whitehaven port capacity allocation at Port Waratah Coal Services (PWCS) of 3.6 Mt confirmed, subject to any system capacity adjustments during the year;

•	Construction of the new NCIG coal loading terminal at Newcastle, of which Whitehaven owns 11%, remains on track to be commissioned in early 2010;

•	Construction of the Narrabri Project (Stage 1) progressing well with the underground drift entries scheduled to reach the coal seam in Q2, FY 2010;

•	Whitehaven continued to generate strong cashflow from operations in the March quarter. At 31 March, available cash was approximately $102 million;

•	Whitehaven has now fixed the majority of its FY 2010 sales tonnage and prices, with thermal coal prices around US$70 per tonne FOB and PCI/SSCC prices around US$80 per tonne FOB;

•	Whitehaven had a total of approximately US$433m in forward US$/A$ exchange contracts at the end of March, at an average exchange rate of AUD 1.00 = USD 0.7593;

•	The proposed merger of Whitehaven and Gloucester Coal, announced on February 19th, remains the subject of a review by the Takeovers Panel. A decision by the Review Panel is expected shortly.

Whitehaven Coal Limited – ASX Quarterly – 31 March 2009

Coal Production

•	The rate of increase in Whitehaven’s saleable coal production accelerated in the March quarter, due to a number of positive factors:

•	Continuing excellent performance at Tarrawonga, which produced at a rate of ~1.5 million tonnes per annum (Mtpa) for much of the quarter;

•

Significantly improved performance at Werris Creek, following Whitehaven taking over operations in late December 2008, with production running at a rate of ~1.2 Mtpa in the March quarter. This compares to the rate of 0.9 Mtpa in the December 2008 quarter;

•	Following the delayed start-up of Rocglen, it has steadily increased production during the quarter to a rate of 0.85 Mtpa, and is scheduled to produce 1.3 Mt in FY 2010;

•	Good progress was also made during the March quarter in developing the Sunnyside pit and Sunnyside will be a significant coal contributor in the current quarter;

•	Canyon continued to wind down, with approximately 100,000 tonnes remaining to be mined in the current quarter.

Coal Sales

•	Coal sales of 1.159 Mt for the March quarter were up 66% on the previous corresponding period, reflecting higher saleable coal production and improved rail and port capacity;

•

Sales in the March quarter included 228 Kt of purchased coal, which included some coal to meet existing sales commitments early in the quarter, but was mainly to take advantage of spot sales opportunities. Overall, March quarter coal purchases were profitable;

•

The downturn in metallurgical coal markets has resulted in a lower than planned proportion of metallurgical coal sales year to date, however customers are continuing to take delivery of contracted tonnage;

•

Whitehaven currently has sales tonnages and prices fixed for the majority of planned production through until June 30, 2010. A detailed update of the status of Whitehaven’s fixed price coal contracts will be provided to shareholders shortly.

Project Development

•

Construction of the Narrabri Stage 1 project continues to progress on plan. Surface works are well advanced and construction of the three drifts is progressing well. First coal is expected during Q2 FY 2010;

•

Contracts have now been awarded for more than 90% of the Narrabri Stage 1 work. Tunnelling is progressing in all 3 drift entries with ground conditions being consistent with expectations so far. Total expenditure up to the end of March 2009 is approximately $120 million. Construction costs for Narrabri Stage 1 are currently expected to be within 10% of the A$185m budget, however the final cost of the underground drifts remains exposed to ground conditions as work progresses;

•

Detailed design of Stage 2 for installation and operation of the longwall is progressing well with lodging of an application for approval with the NSW Department of Planning expected in the current half year;

•

Work is also progressing on mine planning and environmental studies to support an application for a 20 year life-of-mine approval for the Werris Creek mine. This follows recent substantial upgrades to Werris Creek coal resources and reserves.

Infrastructure

•

Rail track capacity upgrades by ARTC as far as Gunnedah were completed in December, providing track and train capacity to deliver Whitehaven’s current requirement for an average of 300,000 tonnes per month to be railed to port from Gunnedah and Werris Creek;

•	Further ARTC track upgrades are currently underway to further extend the additional capacity to Narrabri;

Whitehaven Coal Limited – ASX Quarterly – 31 March 2009

•	In total, 6 train paths per day are currently available to the Gunnedah Basin, representing approximately 10.2 Mtpa of capacity. Whitehaven has access to 60% of this capacity

•	Further upgrades are planned to increase daily train paths to 9, representing approximately 15 Mtpa;

•

An agreement in principle (MOU) was reached during the quarter and provided to ACCC between Newcastle Ports Corporation, PWCS and NCIG, regarding a system for providing access to additional port capacity at Newcastle. This agreement calls for binding contracts to be agreed by June 30. Under this MOU, Whitehaven will have access to at least 9.5 Mtpa of port capacity from PWCS and NCIG stages 1 and 2;

•	Construction of the new NCIG coal loading terminal (Whitehaven owns 11%) remains on track with first coal shipments expected in early 2010.

Coal Reserves and Resources

•

Whitehaven’s JORC coal resources and reserves were updated during the quarter as detailed in a release to the ASX on March 10th, 2009. Marketable Reserves were increased while Coal Resources remained similar to those quoted previously.

•

Whitehaven is continuing to carry out mine planning and economic studies which are expected to increase open cut reserves to a level sufficient to support a further 20 years of mining at both Werris Creek (at 1.5 Mtpa) and Gunnedah (at 3.0 Mtpa) .

Corporate

•	Relocation of the Corporate office from Brisbane to Sydney is virtually complete;

•	Whitehaven continued to generate strong cash flow from operations in the March quarter. At 31 March, net available cash was $102 million.

•	Whitehaven had approximately $62.7 million in equipment finance lease liabilities at 31 March with no drawn debt. Available undrawn credit lines stood at $5.9 million;

•

Discussions have progressed satisfactorily during the quarter with a consortium of four major Australian banks, with the objective of consolidating Whitehaven’s existing equipment leasing, bank guarantee and FX facilities, along with establishing a stand-by overdraft facility;

•

Whitehaven had a total of approximately US$432.5 million in forward US$/A$ exchange contracts at the end of March, at an average rate of US$/A$ 0.7593. For the balance of FY 2009, Whitehaven has forward exchange contracts covering 100% of expected US$ receipts. At 31 March, the forward hedging book for the period FY 2010 to FY2012 was as follows:

		FY 2010	FY 2011	FY 2012
Principal	US$m	188.6	93.2	12.0
Rate	US$/A$	0.7730	0.8189	0.8215

Subsequent to 31 March, US$66 million of par forward contracts were taken out at an average exchange rate of US$/A$ 0.6962 and US$45 million of the existing hedging profile was repositioned from FY2009 to FY2010. Inclusive of these changes, the current forward hedging book for the period FY2010 to FY2012 is as follows:

		FY 2010	FY 2011	FY 2012
Principal	US$m	299.6	93.2	12.0
Rate	US$/A$	0.7426	0.8189	0.8215

Whitehaven Coal Limited – ASX Quarterly – 31 March 2009

Detailed production results for the third quarter of FY 2009

	Quarter Ending			Year to Date
Thousands of tonnes	Mar 2009	Mar 2008	% Var	July-Mar 2009	July-Mar 2008	% Var
Gunnedah Operations (100%)

ROM Coal Production	736	389	89%	1,691	1,333	27%
Saleable Coal Production	578	376	54%	1,528	1,176	30%
Sales of produced coal	613	263	133%	1,467	1,082	36%
Sales of purchased coal**	228	47	380%	788	57	1276%
Total Coal Sales	841	310	171%	2,256	1,139	98%
Coal stocks at period end	307	270	14%	307	270	14%

Werris Creek (100%)

ROM Coal Production	289	225	28%	754	823	-8%
Saleable Coal Production	297	227	31%	763	820	-7%
Sales of produced coal	318	340	-6%	747	891	-16%
Sales of purchased coal**	0	0		0	0
Total Coal Sales	318	340	-6%	747	891	-16%
Coal stocks at period end	69	66	4%	69	66	4%

Total Whitehaven Group (100%)

ROM Coal Production	1,025	614	67%	2,445	2,156	13%
Saleable Coal Production	876	603	45%	2,291	1,996	15%
Sales of produced coal	931	603	55%	2,215	1,973	12%
Sales of purchased coal**	228	47	380%	788	57	1276%
Total Coal Sales	1,159	650	78%	3,003	2,030	48%
Coal stocks at period end	375	336	12%	375	336	12%

** sales of externally purchased coal

Gunnedah Operations (Equity Share)

ROM Coal Production	602	303	99%	1,309	1,080	21%
Saleable Coal Production	466	293	59%	1,151	930	24%
Sales of produced coal	481	231	109%	1,099	891	23%
Sales of purchased coal**	228	47	380%	788	57	1283%
Total Coal Sales	709	278	155%	1,887	948	99%
Coal stocks at period end	265	203	30%	265	203	30%

Werris Creek (Equity Share)

ROM Coal Production	289	225	28%	754	481	57%
Saleable Coal Production	297	227	31%	763	493	55%
Sales of produced coal	318	340	-6%	747	580	29%
Sales of purchased coal**	0	0		0	0
Total Coal Sales	318	340	-6%	747	580	29%
Coal stocks at period end	69	66	4%	69	66	4%

Total Whitehaven Group (Equity Share)

ROM Coal Production	891	528	69%	2,063	1,561	32%
Saleable Coal Production	763	520	47%	1,914	1,423	35%
Sales of produced coal	799	571	40%	1,846	1,471	25%
Sales of purchased coal**	228	47	380%	788	57	1283%
Total Coal Sales	1,027	618	66%	2,634	1,528	72%
Coal stocks at period end	333	269	24%	333	269	24%

**	sales of externally purchased coal

Whitehaven Coal Limited – ASX Quarterly – 31 March 2009

For further information, please contact:

Tony Haggarty – Managing Director	Tel: 02 8248 1257
Kate Kerrison – Kate Kerrison + Company	Tel: 0413 946 704
Email: kate@katekerrison.com.au

Whitehaven Coal Limited – ASX Quarterly – 31 March 2009

WHITEHAVEN CORPORATE DIRECTORY

Whitehaven Coal Ltd

ACN 124 425 396

Level 9

1 York Street

Sydney NSW 2000

Telephone:	02 8507 9700
Facsimile:	02 8507 9701

www.whitehaven.net.au

Directors

Chairman/Non-Executive Director: John C. Conde AO

Managing Director: Tony Haggarty

Executive Director: Andy Plummer

Executive Director: Allan Davies

Non-executive Director: Hans Mende

Non-executive Director: Alex Krueger

Non-executive Director: Neil Chatfield

Company Secretaries

Paul Marshall

Austen Perrin (Chief Financial Officer)

Share Registry

Computershare Investor Services Pty Limited

GPO Box 523

Brisbane QLD 4001

Telephone:	1300 552 270
Facsimile:	07 3229 9860

Financial advisers

Wilson HTM

Level 26, Governor Phillip Tower

1 Farrer Place

Sydney NSW 2000

Telephone:	02 8247 6600
Facsimile:	02 8247 6601

Grant Samuel

Level 19, Governor Macquarie Tower

1 Farrer Place

Sydney NSW 2000

Telephone:	02 9324 4211
Facsimile:	02 9324 4301

Lawyers

McCullough Robertson

Level 11, Central Plaza Two

66 Eagle Street

Brisbane QLD 4000

Telephone:	07 3233 8888
Facsimile:	07 3229 9949

Auditors and Tax Adviser

Ernst & Young

The Ernst & Young Centre

680 George Street

Sydney NSW 2000

Telephone:	02 9248 5555
Facsimile:	02 9248 5959